DEPFA



BEST AVAILABLE COPY

24 June 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Room 3616A
Washington DE 20549
USA

SUPPL

RECEIVED JUN 27 2005 SEC MAIL PROCESSING WASH, D.C. 198 SECTION

DEPFA File number: 082-34794

Dear Sirs,

Please find enclosed documents for filing from DEPFA BANK plc.

We enclose also a list of the documents and you should find that the documents themselves adhere to the order of this list.

Yours faithfully,

Hilary Costello
Legal Department
DEPFA BANK plc

PROCESSED
JUN 29 2005
THOMSON FINANCIAL

DEPFA BANK plc
1 Commons Street
Dublin 1, Ireland

DEPFA BANK plc

FILINGS WITH THE IRISH STOCK EXCHANGE

Made in accordance with the listing rules of the Irish Stock Exchange

Date	*Document*
29 July 2004	Information Memorandum for the EUR 15,000,000,000 Programme for the Issuance of Debt Instruments
5 August 2004	Pricing Supplement for the series 595 issue of EUR 5,000,000 Callable Range Accrual Notes due 5 August 2014 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0197493397)
13 August 2004	Pricing Supplement for the series 597 issue of EUR 5,130,000 3 yr Callable Range Accrual Notes due 13 August 2007 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0197648859)
14 September 2004	Pricing Supplement for the series 624 issue of GBP 25,000,000 Floating Rate Instruments due 2005 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0200959111)
15 October 2004	Pricing Supplement for the series 636 issue of EUR 9,000,000 Callable Range Accrual notes due 15 October 2008 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS020309752)
20 October 2004	Pricing Supplement for the series 641 issue of USD 20,000,000 Capped and Floored Floating Rate Instruments due 20 October 2009 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0203185383)

FILINGS WITH THE LONDON STOCK EXCHANGE

Made in accordance with the listing rules of the London Stock Exchange

Date	*Document*
29 July 2004	Information Memorandum for the EUR 15,000,000,000 Programme for the Issuance of Debt Instruments
6 August 2004	Pricing Supplement for the series 596 issue of EUR 13, 000,000 Accrual Range Notes due 6 August 2007 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0197533238)
26 August 2004	Pricing Supplement for the series 611 issue of PLN 40, 000,000 5.25% instruments due April 2006 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0199448241)

5 November 2004	Pricing Supplement for the series 654 issue of AUD 100, 000,000 5.50% instruments due 5 November 2007 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0204253693)
10 November 2004	Pricing Supplement for the series 657 issue of EUR 10, 000,000 Floating Rate instruments due 2009 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0204416407)
9 December 2004	Pricing Supplement for the series 680 issue of EUR 10,000,000 Callable Floating Rate Instruments due December 2009 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN XS0207146035)

FILINGS WITH THE FRANKFURT STOCK EXCHANGE

Made in accordance with the rules of the Frankfurt Stock Exchange

Date	***Document***
1 July 2004	Pricing Supplement for the series 582 issue of JPY 2,500,000,000 Fixed Rate Instruments due 30 June 2006 under the €25,000,000,000 Programme for the issuance of Debt Instruments (ISIN DE000A0BECP2)
29 July 2004	Information Memorandum for the EUR 15,000,000,000 Programme for the Issuance of Debt Instruments
15 September 2004	Pricing Supplement for the series 619 issue of USD 30,000,000 Callable Floating Rate Instruments due September 2009 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN DE000A0DB8K1)
22 December 2004	Pricing Supplement for the series 685 issue of €25,000,000 Multi-Callable step down/step up Instruments due 22 December 2014 under the €15,000,000,000 Programme for the issuance of Debt Instruments (ISIN DE000A0DHL41)

FILINGS WITH THE COMPANIES REGISTRATION OFFICE AND DOCUMENTATION SENT TO SHAREHOLDERS

Made in accordance with the Irish Companies Acts 1963-2003

Date	***Document***
30 November 2004	Investor Presentation

COMPANY RELEASES

Made in accordance with the listing rules of the Frankfurt Stock Exchange and under German Securities Law

Date	*Document*
3 August 2004	Announcement in accordance with §15 Wertpapierhandelsgesetz
3 August 2004	DEPFA BANK Quarter Two results
13 August 2004	Management Appointment
30 September 2004	Interim group report
19 October 2004	DEPFA BANK advises Polish city of Czestochowa in First Rating
3 November 2004	DEPFA BANK Quarter Three results
3 November 2004	DEPFA BANK Quarter Three results press release
12 November 2004	Press Release - DEPFA BANK closes first PFI collateralised loan obligation

INFORMATION MEMORANDUM

DEPFA BANK

DEPFA BANK plc

(Incorporated in Ireland)

DEPFA ACS BANK

(Incorporated in Ireland)

as Issuers

Euro 15,000,000,000

PROGRAMME FOR THE ISSUANCE OF DEBT INSTRUMENTS

Application has been made to the Financial Services Authority (the "UK Listing Authority") (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 (the "FSMA") for debt instruments (the "Instruments") of DEPFA BANK plc ("DEPFA plc") and DEPFA ACS BANK ("DEPFA ACS") and asset covered securities (the "ACS Instruments") of DEPFA ACS BANK issued during the period of 12 months from the Programme Date (as defined on page 2 of this document) under the programme (the "Programme") described in this Information Memorandum to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the London Stock Exchange plc (the "London Stock Exchange"). This Information Memorandum (including the appendix and financial information attached hereto) comprises listing particulars issued in compliance with the listing rules (the "listing rules") made under Section 74 of the FSMA and the requirements of the European Communities (Stock Exchange) Regulations, 1984 (as amended) of Ireland for the purpose of giving information with regard to the issue during the period of 12 months from the Programme Date of Instruments under the Programme by DEPFA plc and DEPFA ACS and of ACS Instruments by DEPFA ACS. Copies of the listing particulars have been delivered for registration to the Registrar of Companies in England and Wales in accordance with Section 83 of the FSMA and to the Registrar of Companies in Ireland in accordance with the European Communities (Stock Exchange) Regulations, 1984 (as amended) of Ireland.

Application has also been made to the Frankfurt Stock Exchange (the "Frankfurt Stock Exchange") for Instruments of DEPFA plc and DEPFA ACS and ACS Instruments of DEPFA ACS issued under the Programme during the period of 12 months from the Programme Date to be listed on the Regulated Market (Geregelter Markt) of the Frankfurt Stock Exchange.

Application has also been made to the Irish Stock Exchange Limited (the "Irish Stock Exchange") for Instruments of DEPFA plc and DEPFA ACS and ACS Instruments of DEPFA ACS issued under the Programme during the period of 12 months from the Programme Date to be admitted to the Official List of the Irish Stock Exchange.

DEPFA plc may not issue ACS Instruments.

In relation to any ACS Instruments issued by DEPFA ACS under the Programme there is no provision for gross-up in relation to such ACS Instruments (see Condition 12 of the Terms and Conditions of the ACS Instruments contained herein).

Arranger for the Programme

MORGAN STANLEY

Dealers

ABN AMRO
BARCLAYS CAPITAL
BNP PARIBAS
CITIGROUP
COMMERZBANK SECURITIES
CREDIT SUISSE FIRST BOSTON
DAIWA SECURITIES SMBC EUROPE
DEPFA BANK PLC
DEUTSCHE BANK
DRESDNER KLEINWORT WASSERSTEIN
GOLDMAN SACHS INTERNATIONAL
HSBC
JPMORGAN
LEHMAN BROTHERS
MERRILL LYNCH INTERNATIONAL
MIZUHO INTERNATIONAL PLC
MORGAN STANLEY
NOMURA INTERNATIONAL
RBC CAPITAL MARKETS
TD SECURITIES
UBS INVESTMENT BANK

30 July 2004

Each of DEPFA plc and DEPFA ACS (each an "Issuer" and together the "Issuers") accepts responsibility for the information contained in this Information Memorandum. To the best of the knowledge and belief of DEPFA plc and DEPFA ACS (each of which has taken all reasonable care to ensure that such is the case), the information contained in this Information Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any reference in this Information Memorandum to listing particulars means this Information Memorandum excluding all information incorporated by reference. DEPFA plc and DEPFA ACS have each confirmed that any information incorporated by reference (except in respect of Instruments or as the case may be, ACS Instruments, to be listed on the Frankfurt Stock Exchange), including any such information to which readers of this Information Memorandum are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the FSMA or the listing rules or the European Communities (Stock Exchange) Regulations, 1984 (as amended) of Ireland. DEPFA plc and DEPFA ACS each believe that none of the information incorporated herein by reference conflicts in any material respect with the information included in the listing particulars.

References herein to the "Programme Date" are to the date specified on the cover page of this Information Memorandum.

Each of DEPFA plc and DEPFA ACS has confirmed to the dealers (the "Dealers") named under "Subscription and Sale" that, only in respect of information relating to itself, the Information Memorandum is true and accurate and complete in all material respects and not misleading in any material respect; that there are no other facts in relation to the information contained or (except in respect of Instruments or as the case may be, ACS Instruments, to be listed on the Frankfurt Stock Exchange) incorporated by reference herein the omission of which would, in the context of the issue of the Instruments or, as the case may be, ACS Instruments, make any statement herein misleading in any material respect; and that all reasonable enquiries have been made to verify the foregoing. Each of DEPFA plc and DEPFA ACS (in respect of the information relating to itself) has further confirmed to the Dealers that the Information Memorandum (subject to being supplemented by a pricing supplement (each a "Pricing Supplement") referred to herein) contains all such information as investors and their professional advisers would reasonably require, and reasonably expect to find, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses, and prospects of DEPFA plc and DEPFA ACS and its subsidiaries (if any) and of the rights attaching to the relevant Instruments or, as the case may be, ACS Instruments.

This Information Memorandum should be read and construed together with any amendments or supplements hereto and (except in respect of Instruments or, as the case may be, ACS Instruments to be listed on the Frankfurt Stock Exchange) with any other documents incorporated by reference herein and, in relation to any Tranche (as defined herein) of Instruments or, as the case may be, ACS Instruments, should be read and construed together with the relevant Pricing Supplement.

None of DEPFA plc and DEPFA ACS has authorised the making or provision of any representation or information regarding DEPFA plc, DEPFA ACS, the Instruments or the ACS Instruments other than as contained or (except in respect of Instruments or, as the case may be, ACS Instruments, to be listed on the Frankfurt Stock Exchange) incorporated by reference in the Information Memorandum, in the Dealership Agreement (as defined herein), in any other document prepared in connection with the Programme or any Pricing Supplement, or (in any case) as approved for such purpose by DEPFA plc or DEPFA ACS. Any such representation or information should not be relied upon as having been authorised by DEPFA plc, DEPFA ACS or Dealers or any of them.

No representation or warranty is made or implied by the Dealers or any of their respective affiliates, and neither the Dealers nor any of their respective affiliates make any representation or warranty or accept any responsibility, as to the accuracy or completeness of the information contained herein. Neither the delivery of the Information Memorandum nor any Pricing Supplement nor the offering, sale or delivery of any Instrument or, as the case may be, ACS Instrument shall, in any circumstances, create any implication that there has been no adverse change in the financial situation of DEPFA plc or DEPFA ACS since the date hereof or, as the case may be, the date upon which this document has been most recently amended or supplemented or the balance sheet date of the most recent financial statements which are (except in respect of Instruments or, as the case may be, ACS Instruments, to be listed on the Frankfurt Stock Exchange) deemed to be incorporated into this document by reference. (For further details please see "Supplementary Listing Particulars")

The maximum aggregate principal amount of Instruments and ACS Instruments outstanding at any one time under the Programme will not exceed Euro 15,000,000,000 (and for this purpose, any Instrument or ACS Instrument denominated in another currency shall be translated into Euro at the date of the agreement to issue such Instrument or ACS Instrument). The maximum aggregate principal amount of Instruments and ACS Instruments which may be outstanding at any one time under the Programme may be increased from time to time, subject to compliance with the relevant provisions of the Dealership Agreement (as defined under "Subscription and Sale").

The distribution of this Information Memorandum and any Pricing Supplement and the offering, sale and delivery of the Instruments or ACS Instruments in certain jurisdictions may be restricted by law. Persons who come into possession of this Information Memorandum or any Pricing Supplement are required by the Issuers and the Dealers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers, sales and deliveries of Instruments or ACS Instruments, and on the distribution of this Information Memorandum or any Pricing Supplement and other offering material relating to the Instruments or ACS Instruments, see "Subscription and Sale". In particular, Instruments or ACS Instruments have not been and will not be registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Instruments or ACS Instruments may not be offered, sold or delivered within the United States or to U.S. persons. In addition, the Issuers have not authorised any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations") of Instruments or ACS Instruments having a maturity of one year or more which have not been admitted to listing in accordance with Part VI of the FSMA. Instruments or ACS Instruments may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the Regulations or otherwise in compliance with all applicable provisions of the Regulations.

Neither the Information Memorandum nor any Pricing Supplement constitutes an offer or an invitation to subscribe for or purchase any Instruments or ACS Instruments, and should not be considered as a recommendation by DEPFA plc, DEPFA ACS, the Dealers or any of them that any recipient of this Information Memorandum or any Pricing Supplement should subscribe for or purchase any Instruments or ACS Instruments. Each recipient of the Information Memorandum or any Pricing Supplement shall be taken to have made its own investigation and appraisal of the condition (financial or otherwise) of DEPFA plc and DEPFA ACS.

All references in the Information Memorandum to "dollars", "U.S. dollars", "USD", "$" or "U.S.$" are to the currency of the United States of America and all references to "euro", "Euro", "EUR" and "€" refer to the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended.

"TD Securities" is a tradename of the Toronto-Dominion Bank.

This Information Memorandum supersedes the Information Memorandum dated 1 August 2003.

In connection with the issue of any Tranche of Instruments or ACS Instruments under the Programme, the Dealer (if any) which is specified in the relevant Pricing Supplement as the Stabilising Manager (or any person acting for the Stabilising Manager) may over-allot or effect transactions with a view to supporting the market price of the Instruments or ACS Instruments at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager (or any agent of the Stabilising Manager) to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilising shall be in compliance with all applicable laws, regulations and rules.

DOCUMENTS INCORPORATED BY REFERENCE

Except in respect of Instruments or ACS Instruments to be listed on the Frankfurt Stock Exchange, the following documents shall be deemed to be incorporated in, and to form part of, this Information Memorandum:

(1) the most recently published annual and any interim report (including the financial statements therein) of each Issuer from time to time; and

(2) all amendments and supplements to the Information Memorandum prepared by each Issuer from time to time,

provided, however, that (i) any statement contained in this Information Memorandum or in any of the documents incorporated by reference in, and forming part of, this Information Memorandum shall be deemed to be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in any document subsequently incorporated by reference modifies or supersedes such statement and (ii) neither (a) any documents incorporated by reference nor (b) any modifying or superseding statements form part of the listing particulars as contained in this Information Memorandum given in compliance with the listing rules made under Section 74 of the FSMA or the requirements of the European Communities (Stock Exchange) Regulations, 1984 (as amended) of Ireland.

SUPPLEMENTARY LISTING PARTICULARS

If at any time the Issuers shall be required to prepare supplementary listing particulars pursuant to Section 81 of the FSMA, the Issuers will prepare and make available an appropriate amendment or supplement to this Information Memorandum or a further information memorandum which, in respect of any subsequent issue of Instruments, or as the case may be, ACS Instruments to be admitted to the Official List of the UK Listing Authority, shall constitute supplementary listing particulars as required by the UK Listing Authority and Section 81 of the FSMA.

If at any time the Issuers shall be required to prepare supplementary listing particulars pursuant to Section 52(2) of the German Stock Exchange Admission Regulation (*Börsenzulassungsverordnung*), the Issuers will prepare and make available an appropriate amendment or supplement to this Information Memorandum.

TABLE OF CONTENTS

SUMMARY OF THE PROGRAMME

The following is a brief summary only and should be read, in relation to any Instruments or ACS Instruments, in conjunction with the relevant Pricing Supplement and, to the extent applicable, the Terms and Conditions of the Instruments or ACS Instruments set out herein.

Issuers:	DEPFA BANK plc ("DEPFA plc") and DEPFA ACS BANK ("DEPFA ACS").
Arranger:	Morgan Stanley & Co. International Limited.
Dealers:	ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Credit Suisse First Boston (Europe) Limited, Daiwa Securities SMBC Europe Limited, DEPFA BANK plc, Deutsche Bank AG London, Dresdner Bank Aktiengesellschaft, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Lehman Brothers International (Europe), Merrill Lynch International, Mizuho International plc, Morgan Stanley & Co. International Limited, Nomura International plc, Royal Bank of Canada Europe Limited, The Toronto-Dominion Bank and UBS Limited, and any other dealer appointed from time to time by the Issuers either generally in respect of the Programme or in relation to a particular Tranche of Instruments or, as the case may be, ACS Instruments.
Fiscal Agent:	Deutsche Bank AG (in relation to Instruments and ACS Instruments that will initially be deposited with, or with a depositary or common depositary of, any clearing system including Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme, Luxembourg ("CBL"), but excluding Clearstream Banking AG, Frankfurt am Main ("CBF")).
German Fiscal Agent:	Deutsche Bank Aktiengesellschaft, including its function as German paying agent (in relation to Instruments and ACS Instruments that will be deposited with CBF and/or listed on the Frankfurt Stock Exchange).
Other Paying Agents:	Deutsche Bank Luxembourg S.A., Credit Suisse First Boston, Zurich office, and, in the case of Instruments and ACS Instruments listed on the Irish Stock Exchange, DEPFA plc.
Authorised Adviser:	Morgan Stanley & Co. International Limited.
Irish Listing Agent:	Morgan Stanley & Co. International Limited.
Frankfurt Listing Agent:	Deutsche Bank Aktiengesellschaft.
Programme Amount:	Euro 15,000,000,000 (and for this purpose Instruments and ACS Instruments denominated in any currency other than Euro shall be translated into Euro at the date of the relevant agreement to issue any Tranche of Instruments or ACS Instruments). The aggregate principal amount of Instruments and ACS Instruments which may be outstanding at any time under the Programme may be increased from time to time, subject to compliance with the relevant provisions of the Dealership Agreement as defined under "Subscription and Sale".
Issuance in Series:	Instruments and ACS Instruments will be consecutively numbered and issued in series (each a "Series"). Each Series may comprise one or more tranches ("Tranches" and each a "Tranche") issued on different dates. The Instruments or ACS Instruments of each Series will all be subject to identical terms, whether as to currency, interest, maturity or otherwise, or terms which are identical except that the issue dates, the amount of the first payment of interest and/or the denomination thereof may be different. The Instruments or ACS Instruments of each Tranche will all be subject to identical terms in all respects save that a Tranche may comprise

Instruments or, as the case may be, ACS Instruments of different denominations.

Form of Instruments:

Instruments will be issued in bearer form.

In respect of each Tranche of Instruments, the relevant Issuer will deliver a temporary global Instrument or (if so specified in the relevant Pricing Supplement in respect of Instruments to which U.S. Treasury Regulation §1.163-5(c)(2)(i)(C) (the "TEFRA C Rules") applies) a permanent global Instrument. Such permanent global Instrument will be deposited on or before the relevant issue date therefor with a depositary or a common depositary for Euroclear and/or CBL or with CBF and/or any other relevant clearing system.

Each temporary global Instrument will be exchangeable for a permanent global Instrument or, if so specified in the applicable Pricing Supplement, for Instruments in definitive bearer form.

Each permanent global Instrument will be exchangeable for Instruments in definitive bearer form in the circumstances specified in the applicable Pricing Supplement and, if so specified in the relevant Pricing Supplement, at the option of the holder thereof. Instruments in definitive bearer form will, if interest-bearing, either have interest coupons ("Coupons") attached or have a grid for recording the payment of interest endorsed thereon and will, if the principal thereof is repayable by instalments, have a grid for recording the payment of principal endorsed thereon.

ACS Instruments:

DEPFA ACS is a designated public credit institution under the Asset Covered Securities Act, 2001 of Ireland (as amended, the "**ACS Act**"). As a designated credit institution, DEPFA ACS may issue public credit covered securities in accordance with the ACS Act. ACS Instruments will be issued as such public credit covered securities.

ACS Instruments will be issued in bearer form. ACS Instruments in respect of each Tranche will be represented on issue by a temporary global ACS Instrument or a permanent global ACS Instrument which will be deposited on or before the relevant issue date with a common depositary for Euroclear and CBL or, as the case may be, held by CBF. Interests in the temporary global ACS Instrument will be exchangeable, in whole or in part, for interests in a permanent global ACS Instrument on or after the Exchange Date (as specified in the relevant Pricing Supplement).

ACS Instruments issued by DEPFA ACS constitute recourse obligations of DEPFA ACS. They are secured by a statutory preference under the ACS Act on the assets comprised in a defined pool of public credit assets and limited classes of other assets (the "**Pool**") maintained by DEPFA ACS. The ACS Act provides, among other changes, for the supervision and regulation of designated public credit institutions (such as DEPFA ACS) by the Irish Financial Services Regulatory Authority as part of the Central Bank and Financial Services Authority of Ireland (prior to 1 May 2003, the Central Bank of Ireland (the "**Authority**")) and for the role of a cover-assets monitor (the "**Monitor**") in respect of each such designated public credit institution. See "Irish Asset Covered Securities".

Currencies:

Instruments and ACS Instruments may be denominated in any currency or currencies (including, without limitation, Australian Dollars ("**AUD**"), Canadian Dollars ("**CAD**"), Czech Koruna ("**CZK**"), Danish Kroner ("**DKR**"), Estonian Kroons ("**EEK**"), EUR, Hong Kong Dollars ("**HKD**"), Hungarian Forint ("**HUF**"), Japanese Yen ("**JPY**"), Lithuanian Litas ("**LTL**"), New Zealand Dollars ("**NZD**"), Norwegian Kronor ("**NKR**"), Polish Zloty ("**PLN**"), Pounds Sterling ("**GBP**"), Singapore Dollars ("**SGD**"), Slovak Koruna ("**SKK**"), South African Rand ("**SAR**"), Swedish Kronor ("**SEK**"), Swiss Francs ("**CHF**") and

	USD) subject to compliance with all applicable legal or regulatory requirements and, in the case of ACS Instruments in particular, the ACS Act and as further specified in the relevant Pricing Supplement. Payments in respect of Instruments and ACS Instruments may, subject to compliance as aforesaid, be made in and/or linked to, any currency or currencies other than the currency in which such Instruments or ACS Instruments are denominated.
Status and Ranking of Instruments and ACS Instruments:	Instruments may be issued on an unsubordinated basis or on a subordinated basis. Instruments issued on an unsubordinated basis will rank *pari passu* among themselves and the obligations of the relevant Issuer in respect thereof will rank at least *pari passu* with the relevant Issuer's other secured and unsubordinated obligations but in the event of insolvency only to the extent permitted by applicable laws relating to creditors' rights. Instruments issued on a subordinated basis will rank *pari passu* among themselves and at least *pari passu* with the relevant Issuers's other subordinated obligations, subject to statutorily preferred exceptions. ACS Instruments will constitute direct, unconditional and unsubordinated obligations of DEPFA ACS and will rank *pari passu* without any preference among themselves. ACS Instruments are secured by a statutory preference under the ACS Act on the assets comprised in the Pool maintained by DEPFA ACS. ACS Instruments will rank *pari passu* with all other public credit covered securities which may be issued by DEPFA ACS in accordance with the ACS Act.
Regulatory Capital:	Instruments may be issued by DEPFA plc or DEPFA ACS for regulatory capital purposes, in which case they will include such terms (including subordination as described above) as necessary to qualify for such treatment.
Issue Price:	Instruments and ACS Instruments may be issued at any price and either on a fully or partly paid basis, as specified in the relevant Pricing Supplement.
Maturities:	Instruments and ACS Instruments may be issued with any maturity, or in the case of Instruments, with no specified maturity dates *provided, however, that* Instruments and ACS Instruments will only be issued in compliance with all applicable legal and/or regulatory and/or central bank requirements.
Redemption:	Instruments and ACS Instruments may be redeemable at par or at such other Redemption Amount (detailed in a formula or otherwise) as may be specified in the relevant Pricing Supplement.
Early Redemption:	Early redemption of the Instruments will be permitted for taxation reasons as mentioned in the Terms and Conditions of the Instruments, but will otherwise be permitted only to the extent specified in the relevant Pricing Supplement. Early redemption for taxation reasons shall not be permitted for ACS Instruments as they will not be subject to the obligation of DEPFA ACS to pay any additional amounts in respect of any amount withheld from any payment thereon for or on account of any tax.
Interest:	Instruments and ACS Instruments may be interest-bearing or non-interest bearing. Interest (if any) may be at a fixed or floating rate or a combination thereof. Where Instruments are issued on a subordinated basis, provision may be made for interest to be deferred in certain circumstances as specified in the relevant Pricing Supplement and Condition 5.
Denominations:	Instruments and ACS Instruments will be issued in such denominations as may be specified in the relevant Pricing Supplement, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements.

Taxation:	In relation to Instruments and ACS Instruments issued by an Issuer, payments in respect of Instruments and ACS Instruments will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the jurisdiction of incorporation of such Issuer or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, in the case of Instruments only, the relevant Issuer will, subject to customary exceptions, pay such additional amounts as will result in the holders of Instruments or Coupons receiving such amounts as they would have received in respect of such Instruments or Coupons had no such withholding or deduction been required. ACS Instruments will not provide for the obligation of DEPFA ACS to pay such additional amounts in the event of taxes or duties being withheld or deducted from payments of principal or interest as aforesaid.
Events of Default in respect to Instruments:	As more fully described in Condition 13 of the Instruments.
Events of Default in respect to ACS Instruments:	None.
Negative Pledge:	None.
Cross Default:	None.
Governing Law:	Unless otherwise specified in the relevant Pricing Supplement, any subordination provisions will be governed by Irish law. Subject thereto, the Instruments and all related contractual documentation will be governed by, and construed in accordance with, English law. ACS Instruments will be governed by Irish law.
Listing:	Each Series of Instruments may be admitted to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange, to listing on the Regulated Market (*Geregelter Markt*) of the Frankfurt Stock Exchange or to listing on the Irish Stock Exchange or to listing, trading and/or quotation by any other listing authority, stock exchange and/or quotation system as may be agreed between DEPFA plc and/or, as the case may be, DEPFA ACS and the relevant Dealer(s) and specified in the relevant Pricing Supplement; or may be unlisted. Each Series of ACS Instruments may be admitted to listing on the Official List of the Irish Stock Exchange and/or to listing on the Regulated Market (*Geregelter Markt*) of the Frankfurt Stock Exchange and/or to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange, or to listing, trading and/or quotation by any other listing authority, stock exchange and/or quotation system as may be agreed between DEPFA ACS and the relevant Dealer(s) and specified in the relevant Pricing Supplement; or may be unlisted.
Terms and Conditions:	A Pricing Supplement will be prepared in respect of each Tranche of Instruments or ACS Instruments. If specified in the relevant Pricing Supplement that other terms and conditions may apply to the Instruments or ACS Instruments, such other terms and conditions will replace* the Terms and Conditions set out herein. Copies of such documents, in the case of Instruments or ACS Instruments, to be listed will be delivered to any relevant listing authority, stock exchange and/or quotation system on or before the Issue Date of such Instruments or ACS Instruments. The terms

* A Pricing Supplement can not be used to replace the terms and conditions set out under "Terms and Conditions of the Instruments" in respect of any Instruments to be listed on the Frankfurt Stock Exchange.

	and conditions applicable to each Series of Instruments or ACS Instruments will be those set out herein as supplemented or modified by the relevant Pricing Supplement. If the relevant Pricing Supplement specifies that other terms and conditions apply to the Instruments or ACS Instruments, such other terms and conditions shall be the legally binding terms and conditions of the Instruments or ACS Instruments.
Enforcement of Instruments in Global Form:	In the case of Instruments in global form, investors will have the benefit of a deed of covenant dated 30 July 2004, a copy of which will be available for inspection at the specified office of the Fiscal Agent.
Puts/Calls:	In the event that put and/or call options are applicable to any Instruments or ACS Instruments (as agreed between the relevant Issuer and the relevant Dealer), the details thereof (including notice periods) will be inserted in the relevant Pricing Supplement or, in the case of ACS Instruments, described in the relevant terms and conditions. Puts/calls will in all cases be subject to any legal and/or regulatory requirement providing for minimum maturities for an issue denominated in a specific currency.
Clearing Systems:	Euroclear, CBL and/or any other clearing system (including CBF) as may be specified in the relevant Pricing Supplement or, in the case of ACS Instruments, as may be specified in the relevant terms and conditions prepared for the relevant series of ACS Instruments.
Selling Restrictions:	For a description of certain restrictions on offers, sales and deliveries of Instruments or ACS Instruments and on the distribution of offering material in the United States of America, the United Kingdom, Japan, Germany and Ireland, see under "Subscription and Sale". Further restrictions may be required in connection with any particular Tranche of Instruments or ACS Instruments and will be specified in the documentation relating to such Tranche.

FORMS OF THE INSTRUMENTS

Each Tranche of Instruments will initially be in the form of either a temporary global instrument (the "Temporary Global Instrument"), without interest coupons, or a permanent global instrument (the "Permanent Global Instrument"), without interest coupons, in each case as specified in the relevant Pricing Supplement. Each Temporary Global Instrument or, as the case may be, Permanent Global Instrument (each a "Global Instrument") will be deposited on or around the issue date of the relevant Tranche of the Instruments with a depositary or a common depositary for Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("CBL") and/or Clearstream Banking AG, Frankfurt ("CBF") and/or any other relevant clearing system.

The relevant Pricing Supplement will also specify whether United States Treasury Regulation §1.163-5(c)(2)(i)(C) (the "TEFRA C Rules") or United States Treasury Regulation §1.163-5(c)(2)(i)(D) (the "TEFRA D Rules") are applicable in relation to the Instruments or, if the Instruments do not have a maturity of more than 365 days, that neither the TEFRA C Rules nor the TEFRA D Rules are applicable.

Temporary Global Instrument exchangeable for Permanent Global Instrument

If the relevant Pricing Supplement specifies the form of Instruments as being "Temporary Global Instrument exchangeable for a Permanent Global Instrument", then the Instruments will initially be in the form of a Temporary Global Instrument which will be exchangeable, in whole or in part, for interests in a Permanent Global Instrument, without interest coupons, not earlier than 40 days after the issue date of the relevant Tranche of the Instruments upon certification as to non-U.S. beneficial ownership. No payments will be made under the Temporary Global Instrument unless exchange for interests in the Permanent Global Instrument is improperly withheld or refused. In addition, interest payments in respect of the Instruments cannot be collected without such certification of non-U.S. beneficial ownership.

Whenever any interest in the Temporary Global Instrument is to be exchanged for an interest in a Permanent Global Instrument, the relevant Issuer shall procure (in the case of first exchange) the prompt delivery (free of charge to the bearer) of such Permanent Global Instrument to the bearer of the Temporary Global Instrument or (in the case of any subsequent exchange) an increase in the principal amount of the Permanent Global Instrument in accordance with its terms against:

(i) presentation and (in the case of final exchange) surrender of the Temporary Global Instrument at the Specified Office of the Fiscal Agent; and

(ii) receipt by the Fiscal Agent of a certificate or certificates of non-U.S. beneficial ownership,

within 7 days of the bearer requesting such exchange.

The principal amount of the Permanent Global Instrument shall be equal to the aggregate of the principal amounts specified in the certificates of non-U.S. beneficial ownership; *provided, however, that* in no circumstances shall the principal amount of the Permanent Global Instrument exceed the initial principal amount of the Temporary Global Instrument.

The Permanent Global Instrument will be exchangeable in whole, but not in part, for Instruments in definitive form ("Definitive Instruments"):

(i) on the expiry of such period of notice as may be specified in the relevant Pricing Supplement; or

(ii) at any time, if so specified in the relevant Pricing Supplement; or

(iii) if the relevant Pricing Supplement specifies "in the limited circumstances described in the Permanent Global Instrument", then if (a) Euroclear or CBL or CBF or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or (b) any of the circumstances described in Condition 13 (*Events of Default*) occurs.

Whenever the Permanent Global Instrument is to be exchanged for Definitive Instruments, the relevant Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Instruments, duly authenticated and with Coupons and Talons attached (if so specified in the relevant Pricing Supplement), in an aggregate principal amount equal to the principal amount of the Permanent Global Instrument to the bearer of the

Permanent Global Instrument against the surrender of the Permanent Global Instrument at the Specified Office of the Fiscal Agent within 30 days of the bearer requesting such exchange.

Temporary Global Instrument exchangeable for Definitive Instruments

If the relevant Pricing Supplement specifies the form of Instruments as being "Temporary Global Instrument exchangeable for Definitive Instruments" and also specifies that the TEFRA C Rules are applicable or that neither the TEFRA C Rules or the TEFRA D Rules are applicable, then the Instruments will initially be in the form of a Temporary Global Instrument which will be exchangeable, in whole but not in part, for Definitive Instruments not earlier than 40 days after the issue date of the relevant Tranche of the Instruments.

If the relevant Pricing Supplement specifies the form of Instruments as being "Temporary Global Instrument exchangeable for Definitive Instruments" and also specifies that the TEFRA D Rules are applicable, then the Instruments will initially be in the form of a Temporary Global Instrument which will be exchangeable, in whole or in part, for Definitive Instruments not earlier than 40 days after the issue date of the relevant Tranche of the Instruments upon certification as to non-U.S. beneficial ownership. Interest payments in respect of the Instruments cannot be collected without such certification of non-U.S. beneficial ownership.

Whenever the Temporary Global Instrument is to be exchanged for Definitive Instruments, the relevant Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Instruments, duly authenticated and with Coupons and Talons attached (if so specified in the relevant Pricing Supplement), in an aggregate principal amount equal to the principal amount of the Temporary Global Instrument to the bearer of the Temporary Global Instrument against the surrender of the Temporary Global Instrument at the Specified Office of the Fiscal Agent within 30 days of the bearer requesting such exchange.

Permanent Global Instrument exchangeable for Definitive Instruments

If the relevant Pricing Supplement specifies the form of Instruments as being "Permanent Global Instrument exchangeable for Definitive Instruments", then the Instruments will initially be in the form of a Permanent Global Instrument which will be exchangeable in whole, but not in part, for Definitive Instruments:

(i) on the expiry of such period of notice as may be specified in the relevant Pricing Supplement; or

(ii) at any time, if so specified in the relevant Pricing Supplement; or

(iii) if the relevant Pricing Supplement specifies "in the limited circumstances described in the Permanent Global Instrument", then if (a) Euroclear or CBL or CBF or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or (b) any of the circumstances described in Condition 13 (Events of Default) occurs.

Whenever the Permanent Global Instrument is to be exchanged for Definitive Instruments, the relevant Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Instruments, duly authenticated and with Coupons and Talons attached (if so specified in the relevant Pricing Supplement), in an aggregate principal amount equal to the principal amount of the Permanent Global Instrument to the bearer of the Permanent Global Instrument against the surrender of the Permanent Global Instrument at the Specified Office of the Fiscal Agent within 30 days of the bearer requesting such exchange.

Terms and Conditions applicable to the Instruments

The terms and conditions applicable to any Definitive Instrument will be endorsed on that Instrument and will consist of the terms and conditions set out under "Terms and Conditions of the Instruments" below and the provisions of the relevant Pricing Supplement which supplement, amend and/or replace* those terms and conditions.

The terms and conditions applicable to any Instrument in global form will differ from those terms and conditions which would apply to the Instrument were it in definitive form to the extent described under "Summary of Provisions Relating to the Instruments while in Global Form" below.

* A Pricing Supplement can not be used to replace the terms and conditions set out under "Terms and Conditions of the Instruments" in respect of any Instruments to be listed on the Frankfurt Stock Exchange.

Legend concerning United States persons

In the case of any Tranche of Instruments having a maturity of more than 365 days, the Instruments in global form, the Instruments in definitive form and any Coupons and Talons appertaining thereto will bear a legend to the following effect:

"Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

The sections referred to in such legend provide that a United States person who holds an Instrument, a Coupon or Talon will generally not be allowed to deduct any loss realised on the sale, exchange or redemption of such Instrument, Coupon or Talon and any gain (which might otherwise be characterised as capital gain) recognised on such sale, exchange or redemption will be treated as ordinary income.

TERMS AND CONDITIONS OF THE INSTRUMENTS

The following is the text of the terms and conditions which, as supplemented, amended and/or replaced by the relevant Pricing Supplement, will be endorsed on each Instrument in definitive form issued under the Programme. The terms and conditions applicable to any Instrument in global form will differ from those terms and conditions which would apply to the Instrument were it in definitive form to the extent described under "Summary of Provisions Relating to the Instruments while in Global Form" below.*

1. Introduction

(a) *Programme*: DEPFA BANK plc ("DEPFA plc") and DEPFA ACS BANK ("DEPFA ACS" and, together with DEPFA plc, the "Issuers" and each, an "Issuer") have established a programme (the "Programme") for the issuance of up to €15,000,000,000 in aggregate principal amount of debt instruments, including Instruments of the Issuers (the "Instruments").

(b) *Pricing Supplement*: Instruments issued under the Programme are issued in series (each a "Series") and each Series may comprise one or more tranches (each a "Tranche") of Instruments. Each Tranche is the subject of a pricing supplement (the "Pricing Supplement") which supplements these terms and conditions (the "Conditions"). The terms and conditions applicable to any particular Tranche of Instruments are these Conditions as supplemented, amended and/or replaced* by the relevant Pricing Supplement. In the event of any inconsistency between these Conditions and the relevant Pricing Supplement, the relevant Pricing Supplement shall prevail.

(c) *Agency Agreement*: The Instruments are the subject of an amended and restated issue and paying agency agreement dated 30 July 2004 (as amended or supplemented from time to time, the "Agency Agreement") between the Issuers, Deutsche Bank AG London as fiscal agent (the "Fiscal Agent", which expression includes any successor fiscal agent appointed from time to time in connection with the Instruments), Deutsche Bank Aktiengesellschaft as German fiscal agent (the "German Fiscal Agent", which expression includes any successor German fiscal agent appointed from time to time in connection with the Instruments) and the paying agents named therein (together with the Fiscal Agent and the German Fiscal Agent, the "Paying Agents", which expression includes any successor or additional paying agents appointed from time to time in connection with the Instruments).

(d) The Instruments have the benefit of a deed of covenant (the "Deed of Covenant") dated 30 July 2004 executed by the Issuers.

(e) *The Instruments*: All subsequent references in these Conditions to "Instruments" are to the Instruments which are the subject of the relevant Pricing Supplement. Copies of the relevant Pricing Supplement are available for inspection by Instrumentholders (as defined below) during normal business hours at the registered office in Ireland of DEPFA plc or DEPFA ACS, as applicable, and at the Specified Offices of the Fiscal Agent and the German Fiscal Agent, the initial Specified Offices of which are set out below.

(f) *Summaries*: Certain provisions of these Conditions are summaries of the Agency Agreement and are subject to its detailed provisions. The holders of the Instruments (the "Instrumentholders") and the holders of the related interest coupons, if any, (the "Couponholders" and the "Coupons", respectively) are bound by, and are deemed to have notice of, all the provisions of the Agency Agreement applicable to them. Copies of the Agency Agreement are available for inspection by Instrumentholders during normal business hours at the registered office in Ireland of DEPFA plc and at the Specified Offices of each of the Paying Agents, the initial Specified Offices of which are set out below.

2. Interpretation

(a) *Definitions*: In these Conditions the following expressions have the following meanings:

"Accrual Yield" has the meaning given in the relevant Pricing Supplement;

"Additional Business Centre(s)" means the city or cities specified as such in the relevant Pricing Supplement;

"Additional Financial Centre(s)" means the city or cities specified as such in the relevant Pricing Supplement;

* A Pricing Supplement can not be used to replace the terms and conditions set out under "Terms and Conditions of the Instruments" in respect of any Instruments to be listed on the Frankfurt Stock Exchange.

"Business Day" means:

(i) in relation to any sum payable in Euro, a TARGET Settlement Day and a day on which commercial banks and foreign exchange markets settle payments generally in each (if any) Additional Business Centre; and

(ii) in relation to any sum payable in a currency other than Euro, a day on which commercial banks and foreign exchange markets settle payments generally in London, in the Principal Financial Centre of the relevant currency and in each (if any) Additional Business Centre;

"Business Day Convention", in relation to any particular date, has the meaning given in the relevant Pricing Supplement and, if so specified in the relevant Pricing Supplement, may have different meanings in relation to different dates and, in this context, the following expressions shall have the following meanings:

(i) "Following Business Day Convention" means that the relevant date shall be postponed to the first following day that is a Business Day;

(ii) "Modified Following Business Day Convention" or "Modified Business Day Convention" means that the relevant date shall be postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date will be the first preceding day that is a Business Day;

(iii) "Preceding Business Day Convention" means that the relevant date shall be brought forward to the first preceding day that is a Business Day;

(iv) "FRN Convention", "Floating Rate Convention" or "Eurodollar Convention" means that each relevant date shall be the date which numerically corresponds to the preceding such date in the calendar month which is the number of months specified in the relevant Pricing Supplement as the Specified Period after the calendar month in which the preceding such date occurred *provided, however, that*:

(A) if there is no such numerically corresponding day in the calendar month in which any such date should occur, then such date will be the last day which is a Business Day in that calendar month;

(B) if any such date would otherwise fall on a day which is not a Business Day, then such date will be the first following day which is a Business Day unless that day falls in the next calendar month, in which case it will be the first preceding day which is a Business Day; and

(C) if the preceding such date occurred on the last day in a calendar month which was a Business Day, then all subsequent such dates will be the last day which is a Business Day in the calendar month which is the specified number of months after the calendar month in which the preceding such date occurred; and

(v) "No Adjustment" means that the relevant date shall not be adjusted in accordance with any Business Day Convention;

"Calculation Agent" means the Fiscal Agent or such other Person specified in the relevant Pricing Supplement as the party responsible for calculating the Rate(s) of Interest and Interest Amount(s) and/or such other amount(s) as may be specified in the relevant Pricing Supplement;

"Coupon Sheet" means, in respect of an Instrument, a coupon sheet relating to the Instrument;

"Day Count Fraction" means, in respect of the calculation of an amount for any period of time (the "Calculation Period"), such day count fraction as may be specified in these Conditions or the relevant Pricing Supplement and:

(i) if "Actual/Actual (ISMA)" is so specified, means:

(a) where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(b) where the Calculation Period is longer than one Regular Period, the sum of:

(A) the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(B) the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year;

(ii) if "Actual/365" or "Actual/Actual (ISDA)" is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(iii) if "Actual/365 (Fixed)" is so specified, means the actual number of days in the Calculation Period divided by 365;

(iv) if "Actual/360" is so specified, means the actual number of days in the Calculation Period divided by 360;

(v) if "30/360" is so specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (i) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (ii) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is so specified means, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of the final Calculation Period, the date of final maturity is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month);

"Early Redemption Amount (Tax)" means, in respect of any Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement;

"Early Termination Amount" means, in respect of any Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, these Conditions or the relevant Pricing Supplement;

"Extraordinary Resolution" has the meaning given in the Agency Agreement;

"Final Redemption Amount" means, in respect of any Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement;

"Fixed Coupon Amount" has the meaning given in the relevant Pricing Supplement;

"Interest Amount" means, in relation to a Instrument and an Interest Period, the amount of interest payable in respect of that Instrument for that Interest Period;

"Interest Commencement Date" means the Issue Date of the Instruments or such other date as may be specified as the Interest Commencement Date in the relevant Pricing Supplement;

"Interest Determination Date" has the meaning given in the relevant Pricing Supplement;

"Interest Payment Date" means the date or dates specified as such in, or determined in accordance with the provisions of, the relevant Pricing Supplement and, if a Business Day Convention is specified in the relevant Pricing Supplement:

(i) as the same may be adjusted in accordance with the relevant Business Day Convention; or

(ii) if the Business Day Convention is the FRN Convention, Floating Rate Convention or Eurodollar Convention and an interval of a number of calendar months is specified in the relevant Pricing Supplement as being the Specified Period, each of such dates as may occur in accordance with the FRN Convention, Floating Rate Convention or Eurodollar Convention at such Specified Period of calendar months following the Interest Commencement Date (in the case of the first Interest Payment Date) or the previous Interest Payment Date (in any other case);

"Interest Period" means each period beginning on (and including) the Interest Commencement Date or any Interest Payment Date and ending on (but excluding) the next Interest Payment Date;

"ISDA Definitions" means the 2000 ISDA Definitions (as amended and updated as at the date of issue of the first Tranche of the Instruments of the relevant Series (as specified in the relevant Pricing Supplement) as published by the International Swaps and Derivatives Association, Inc.);

"Issue Date" has the meaning given in the relevant Pricing Supplement;

"Margin" has the meaning given in the relevant Pricing Supplement;

"Maturity Date" has the meaning given in the relevant Pricing Supplement;

"Maximum Redemption Amount" has the meaning given in the relevant Pricing Supplement;

"Minimum Redemption Amount" has the meaning given in the relevant Pricing Supplement;

"Optional Redemption Amount (Call)" means, in respect of any Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement;

"Optional Redemption Amount (Put)" means, in respect of any Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement;

"Optional Redemption Date (Call)" has the meaning given in the relevant Pricing Supplement;

"Optional Redemption Date (Put)" has the meaning given in the relevant Pricing Supplement;

"Participating Member State" means a Member State of the European Communities which adopts the Euro as its lawful currency in accordance with the Treaty;

"Payment Business Day" means:

(i) if the currency of payment is Euro, any day which is:

    (A) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and

    (B) in the case of payment by transfer to an account, a TARGET Settlement Day and a day on which dealings in foreign currencies may be carried on in each (if any) Additional Financial Centre; or

(ii) if the currency of payment is not Euro, any day which is:

    (A) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and

    (B) in the case of payment by transfer to an account, a day on which dealings in foreign currencies may be carried on in the Principal Financial Centre of the currency of payment and in each (if any) Additional Financial Centre;

"Person" means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality;

"Principal Financial Centre" means, in relation to any currency, the principal financial centre for that currency *provided, however, that*:

(i) in relation to Euro, it means the principal financial centre of such Member State of the European Communities as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and

(ii) in relation to Australian dollars, it means either Sydney or Melbourne and, in relation to New Zealand dollars, it means either Wellington or Auckland; in each case as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent;

"Put Option Notice" means a notice which must be delivered to a Paying Agent by any Instrumentholder wanting to exercise a right to redeem a Instrument at the option of the Instrumentholder;

"Put Option Receipt" means a receipt issued by a Paying Agent to a depositing Instrumentholder upon deposit of an Instrument with such Paying Agent by any Instrumentholder wanting to exercise a right to redeem an Instrument at the option of the Instrumentholder;

"Rate of Interest" means the rate or rates (expressed as a percentage per annum) of interest payable in respect of the Instruments specified in the relevant Pricing Supplement or calculated or determined in accordance with the provisions of these Conditions and/or the relevant Pricing Supplement;

"Ratings Agencies" means Fitch Ratings Ltd., Moody's Investors Service Inc. and Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, or any of their respective successors;

"Redemption Amount" means, as appropriate, the Final Redemption Amount, the Early Redemption Amount (Tax), the Optional Redemption Amount (Call), the Optional Redemption Amount (Put), the Early Termination Amount or such other amount in the nature of a redemption amount as may be specified in, or determined in accordance with the provisions of, the relevant Pricing Supplement;

"Reference Banks" has the meaning given in the relevant Pricing Supplement or, if none, four (or if the Principal Financial Centre is Helsinki, five) major banks selected by the Calculation Agent in the market that is most closely connected with the Reference Rate;

"Reference Price" has the meaning given in the relevant Pricing Supplement;

"Reference Rate" has the meaning given in the relevant Pricing Supplement;

"Regular Period" means:

(i) in the case of Instruments where interest is scheduled to be paid only by means of regular payments, each period from and including the Interest Commencement Date to but excluding the first Interest Payment Date and each successive period from and including one Interest Payment Date to but excluding the next Interest Payment Date;

(ii) in the case of Instruments where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "Regular Date" means the day and month (but not the year) on which any Interest Payment Date falls; and

(iii) in the case of Instruments where, apart from one Interest Period other than the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "Regular Date" means the day and month (but not the year) on which any Interest Payment Date falls other than the Interest Payment Date falling at the end of the irregular Interest Period.

"Relevant Date" means, in relation to any payment, whichever is the later of (a) the date on which the payment in question first becomes due and (b) if the full amount payable has not been received in the Principal Financial Centre of the currency of payment by the Fiscal Agent or, as the case may be, the German Fiscal Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Instrumentholders in accordance with Condition 20 (*Notices*);

"Relevant Financial Centre" has the meaning given in the relevant Pricing Supplement;

"Relevant Screen Page" means the page, section or other part of a particular information service (including, without limitation, the Reuters Money 3000 Service and Moneyline Telerate Service) specified as the Relevant Screen Page in the relevant Pricing Supplement, or such other page, section or other part as may replace it on that information service or such other information service, in each case, as may be nominated by the Person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate;

"Relevant Time" has the meaning given in the relevant Pricing Supplement;

"Reserved Matter" means any proposal to change any date fixed for payment of principal or interest in respect of the Instruments, to reduce the amount of principal or interest payable on any date in respect of the Instruments, to alter the method of calculating the amount of any payment in respect of the Instruments or the date for any such payment, to change the currency of any payment under the Instruments or to change the quorum requirements relating to meetings or the majority required to pass an Extraordinary Resolution;

"Security Interest" means any mortgage, charge, pledge, lien or other security interest including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction;

"Specified Currency" has the meaning given in the relevant Pricing Supplement;

"Specified Denomination(s)" has the meaning given in the relevant Pricing Supplement;

"Specified Office" has the meaning given in the Agency Agreement;

"Specified Period" has the meaning given in the relevant Pricing Supplement;

"Subsidiary" means, in relation to any Person (the "first Person") at any particular time, any other Person (the "second Person"):

(i) whose affairs and policies the first Person controls or has the power to control, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the second Person or otherwise; or

(ii) whose financial statements are, in accordance with applicable law and generally accepted accounting principles, consolidated with those of the first Person;

"Talon" means a talon for further Coupons;

"TARGET Settlement Day" means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open;

"Treaty" means the Treaty establishing the European Communities, as amended;

"Zero Coupon Instrument" means an Instrument specified as such in the relevant Pricing Supplement;

(b) *Interpretation*: In these Conditions:

(i) if the Instruments are Zero Coupon Instruments, references to Coupons and Couponholders are not applicable;

(ii) if Talons are specified in the relevant Pricing Supplement as being attached to the Instruments at the time of issue, references to Coupons shall be deemed to include references to Talons;

(iii) if Talons are not specified in the relevant Pricing Supplement as being attached to the Instruments at the time of issue, references to Talons are not applicable;

(iv) any reference to principal shall be deemed to include the Redemption Amount, any additional amounts in respect of principal which may be payable under Condition 12 (*Taxation*), any premium payable in respect of an Instrument and any other amount in the nature of principal payable pursuant to these Conditions;

(v) any reference to interest shall be deemed to include any additional amounts in respect of interest which may be payable under Condition 12 (*Taxation*) and any other amount in the nature of interest payable pursuant to these Conditions;

(vi) references to Instruments being "outstanding" shall be construed in accordance with the Agency Agreement; and

(vii) if an expression is stated in Condition 2(a) (*Interpretation — Definitions*) to have the meaning given in the relevant Pricing Supplement, but the relevant Pricing Supplement gives no such meaning or specifies that such expression is "not applicable" then such expression is not applicable to the Instruments.

3. Form, Denomination and Title

(a) The Instruments are in bearer form in the Specified Denomination(s) with Coupons and, if specified in the relevant Pricing Supplement, Talons attached at the time of issue. In the case of a Series of Instruments with more than one Specified Denomination, Instruments of one Specified Denomination will not be exchangeable for Instruments of another Specified Denomination. Title to the Instruments and the Coupons will pass by delivery. The holder of any Instrument or Coupon shall (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing thereon or any notice of any previous loss or theft thereof) and no Person shall be liable for so treating such Instrumentholder or Couponholder. No person shall have any right to enforce any term or condition of any Instrument under the Contracts (Rights of Third Parties) Act 1999.

(b) Instruments, the principal amount of which is repayable by instalments ("Instalment Instruments"), will have endorsed thereon a grid for recording the repayment of principal.

4. Status — Unsubordinated Instruments

(a) This Condition 4 (*Status — Unsubordinated Instruments*) is applicable in relation to Instruments specified in the Pricing Supplement as being unsubordinated or not specified as being subordinated ("Unsubordinated Instruments").

(b) The Unsubordinated Instruments constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer which will at all times rank *pari passu* among themselves and at least *pari passu* with all other direct, unconditional, unsubordinated and unsecured obligations of the Issuer, present and future, save for (i) such obligations as may be preferred by provisions of law that are both mandatory and of general application, and (ii) in the case of Unsubordinated Instruments issued by DEPFA ACS, obligations having statutory priority.

5. Status — Subordinated Instruments

(a) This Condition 5 (*Status — Subordinated Instruments*) is applicable only in relation to Instruments specified in the Pricing Supplement as being subordinated ("Subordinated Instruments").

(b) The Subordinated Instruments constitute direct, unconditional, unsecured and subordinated obligations of the Issuer which will at all times rank *pari passu* in priority of payment and in all other respects without any preference among themselves and at least *pari passu* with all other subordinated obligations of the Issuer, present and future, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application or which by their terms rank subordinate to the Subordinated Instruments. Subordinated Instruments shall have a duration of at least five years.

(c) The rights of holders of Subordinated Instruments are subordinated to the prior payment in full of the deposit liabilities and all other liabilities of the Issuer except those liabilities which by their terms rank equally or subordinate to the Subordinated Instruments (but only in the circumstances referred to in Condition 5(d) below) and shall rank at least *pari passu* with all other subordinated obligations of the Issuer (other than such subordinated obligations (if any) as may be preferred by provisions of law that are both mandatory and of general application or which by their terms rank subordinate to the Subordinated Instruments).

(d) In the event of insolvency proceedings over the Issuer's estate or the liquidation, dissolution or winding-up of the Issuer or in the event of any proceedings as the result of which or in consequence of which the Issuer

may be liquidated, dissolved or wound-up then no payments shall be made to the holders of the Subordinated Instruments until all claims of all unsubordinated creditors of the Issuer have been fully satisfied including the prior payment in full of the deposit liabilities of the Issuer, but, subject thereto, holders of Subordinated Instruments shall be entitled to claim payment in full of the principal amount, interest and any other amounts due in respect of the Subordinated Instruments at least *pari passu* and rateably with all other subordinated obligations of the Issuer (other than such subordinated obligations (if any) as may be preferred by provisions of law that are both mandatory and of general application or which by their terms rank subordinate to the Subordinated Instruments). The Issuer will pursuant to Condition 20 (*Notices*) inform the holders of the Subordinated Instruments of their entitlement hereunder.

(e) No holder of a Subordinated Instrument may exercise (before any court or otherwise) any right of set-off or counterclaim in respect of any amounts due under any Subordinated Instrument.

(f) No security of whatever kind is, or shall at any time be, provided by the Issuer or any other person securing the claims of the holders of the Subordinated Instruments under the Subordinated Instruments.

(g) No subsequent agreement between the Issuer and the holders of the Subordinated Instruments may have the effect of limiting the provisions set out herein with regard to the subordination of the Subordinated Instruments or shortening the maturity of the Subordinated Instruments except that a change in taxation leads to the payment of additional amounts in accordance with Condition 12 (*Taxation*).

(h) Holders of Subordinated Instruments shall have no right other than in the event of liquidation, dissolution or winding-up of the Issuer, upon default of any payment owing under the Subordinated Instruments or in the performance of any covenant of the Issuer or otherwise, to accelerate the maturity of their Subordinated Instruments.

6. Fixed Rate Instrument Provisions

(a) *Application:* This Condition 6 (*Fixed Rate Instrument Provisions*) is applicable to the Instruments only if the Fixed Rate Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

(b) *Accrual of Interest:* Interest shall accrue on the principal amount of each Instrument or, in the case of an Instalment Instrument, on each instalment of principal or, in the case of a partly paid Instrument, on the paid up principal amount of such Instrument or otherwise as indicated in the Pricing Supplement. The Instruments bear interest from the Interest Commencement Date at the Rate of Interest payable in arrear on each Interest Payment Date, subject as provided in Condition 11 (*Payments*). Each Instrument will cease to bear interest from the due date for final redemption (or, in the case of an Instalment Instrument, in respect of each instalment of principal, on the due date for payment thereof) unless, upon due presentation, payment of the Redemption Amount (or the relevant instalment) is improperly withheld or refused, in which case it will continue to bear interest in accordance with this Condition 6 (*Fixed Rate Instrument Provisions*) (as well after as before any demand or judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Instrument up to that day are received by or on behalf of the relevant Instrumentholder and (ii) the day which is seven days after the Fiscal Agent or, as the case may be, the German Fiscal Agent has notified the Instrumentholders in accordance with Condition 20 (*Notices*) that it has received all sums due in respect of the Instruments up to such seventh day (except to the extent that there is any subsequent default in payment).

(c) *Fixed Coupon Amount:* The amount of interest payable in respect of each Instrument for any Interest Period shall be the relevant Fixed Coupon Amount and, if the Instruments are in more than one Specified Denomination, shall be the relevant Fixed Coupon Amount in respect of the relevant Specified Denomination.

(d) *Calculation of Interest Amount:* The amount of interest payable in respect of each Instrument for any period for which a Fixed Coupon Amount is not specified shall be calculated by applying the Rate of Interest to the principal amount of such Instrument, multiplying the product by the relevant Day Count Fraction and rounding the resulting figure to the nearest sub-unit of the Specified Currency (half a sub-unit being rounded upwards). For this purpose a "sub-unit" means, in the case of any currency other than Euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, in the case of Euro, means one cent.

7. Floating Rate Instrument and Index-Linked Interest Instrument Provisions

(a) *Application:* This Condition 7 (*Floating Rate Instrument and Index-Linked Interest Instrument Provisions*) is applicable to the Instruments only if the Floating Rate Instrument Provisions or the Index-Linked Interest Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

(b) *Accrual of interest:* Interest shall accrue on the principal amount of each Instrument or, in the case of an Instalment Instrument, on each instalment of principal or, in the case of a partly paid Instrument, on the paid up principal amount of such Instrument or otherwise as indicated in the Pricing Supplement. The Instruments bear interest from the Interest Commencement Date at the Rate of Interest payable in arrear on each Interest Payment Date, subject as provided in Condition 11 (*Payments*). Each Instrument will cease to bear interest from the due date for final redemption (or, in the case of an Instalment Instrument, in respect of each instalment of principal, on the due date for payment thereof) unless, upon due presentation, payment of the Redemption Amount (or the relevant instalment) is improperly withheld or refused, in which case it will continue to bear interest in accordance with this Condition (as well after as before any demand or judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Instrument up to that day are received by or on behalf of the relevant Instrumentholder and (ii) the day which is seven days after the Fiscal Agent or, as the case may be, the German Fiscal Agent has notified the Instrumentholders in accordance with Condition 20 (*Notices*) that it has received all sums due in respect of the Instruments up to such seventh day (except to the extent that there is any subsequent default in payment).

(c) *Screen Rate Determination:* If Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate(s) of Interest is/are to be determined, the Rate of Interest applicable to the Instruments for each Interest Period will be determined by the Calculation Agent on the following basis:

(i) if the Reference Rate is a composite quotation or customarily supplied by one entity, the Calculation Agent will determine the Reference Rate which appears on the Relevant Screen Page as of the Relevant Time on the relevant Interest Determination Date;

(ii) in any other case, the Calculation Agent will determine the arithmetic mean of the Reference Rates which appear on the Relevant Screen Page as of the Relevant Time on the relevant Interest Determination Date;

(iii) if, in the case of (i) above, such rate does not appear on that page or, in the case of (ii) above, fewer than two such rates appear on that page or if, in either case, the Relevant Screen Page is unavailable, the Calculation Agent will:

(A) request the principal Relevant Financial Centre office of each the Reference Banks to provide a quotation of the Reference Rate at approximately the Relevant Time on the Interest Determination Date to prime banks in the Relevant Financial Centre interbank market in an amount that is representative for a single transaction in that market at that time; and

(B) determine the arithmetic mean of such quotations; and

(iv) if fewer than two such quotations are provided as requested, the Calculation Agent will determine the arithmetic mean of the rates (being the nearest to the Reference Rate, as determined by the Calculation Agent) quoted by major banks in the Principal Financial Centre of the Specified Currency, selected by the Calculation Agent, at approximately 11.00 a.m. (local time in the Principal Financial Centre of the Specified Currency) on the first day of the relevant Interest Period for loans in the Specified Currency to leading European banks for a period equal to the relevant Interest Period and in an amount that is representative for a single transaction in that market at that time,

and the Rate of Interest for such Interest Period shall be the sum of the Margin and the rate or (as the case may be) the arithmetic mean so determined; *provided, however, that* if the Calculation Agent is unable to determine a rate or (as the case may be) an arithmetic mean in accordance with the above provisions in relation to any Interest Period, the Rate of Interest applicable to the Instruments during such Interest Period will be the sum of the Margin and the rate or (as the case may be) the arithmetic mean last determined in relation to the Instruments in respect of a preceding Interest Period.

(d) *ISDA Determination:* If ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate(s) of Interest is/are to be determined, the Rate of Interest applicable to the Instruments for

each Interest Period will be the sum of the Margin and the relevant ISDA Rate where "ISDA Rate" in relation to any Interest Period means a rate equal to the Floating Rate (as defined in the ISDA Definitions) that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent were acting as Calculation Agent for that interest rate swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(i) the Floating Rate Option (as defined in the ISDA Definitions) is as specified in the relevant Pricing Supplement;

(ii) the Designated Maturity (as defined in the ISDA Definitions) is a period specified in the relevant Pricing Supplement; and

(iii) the relevant Reset Date (as defined in the ISDA Definitions) is either (A) if the relevant Floating Rate Option is based on the London inter-bank offered rate (LIBOR) for a currency, the first day of that Interest Period or (B) in any other case, as specified in the relevant Pricing Supplement.

(e) *Index-Linked Interest:* If the Index-Linked Interest Instrument Provisions are specified in the relevant Pricing Supplement as being applicable, the Rate(s) of Interest applicable to the Instruments for each Interest Period will be determined in the manner specified in the relevant Pricing Supplement.

(f) *Maximum or Minimum Rate of Interest:* If any Maximum Rate of Interest or Minimum Rate of Interest is specified in the relevant Pricing Supplement, then the Rate of Interest shall in no event be greater than the maximum or be less than the minimum so specified.

(g) *Calculation of Interest Amount:* The Calculation Agent will, as soon as practicable after the time at which the Rate of Interest is to be determined in relation to each Interest Period, calculate the Interest Amount payable in respect of each Instrument for such Interest Period. The Interest Amount will be calculated by applying the Rate of Interest for such Interest Period to the principal amount of such Instrument during such Interest Period and multiplying the product by the relevant Day Count Fraction.

(h) *Calculation of other amounts:* If the relevant Pricing Supplement specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent will, as soon as practicable after the time or times at which any such amount is to be determined, calculate the relevant amount. The relevant amount will be calculated by the Calculation Agent in the manner specified in the relevant Pricing Supplement.

(i) *Publication:* The Calculation Agent will cause each Rate of Interest and Interest Amount determined by it, together with the relevant Interest Payment Date, and any other amount(s) required to be determined by it together with any relevant payment date(s) to be notified to the Issuer, the Paying Agents and each listing authority, stock exchange and/or quotation system (if any) by which the Instruments have then been admitted to listing, trading and/or quotation as soon as practicable after such determination but (in the case of each Rate of Interest, Interest Amount and Interest Payment Date) in any event not later than the first day of the relevant Interest Period. Notice thereof shall also promptly be given to the Instrumentholders. The Calculation Agent will be entitled to recalculate any Interest Amount (on the basis of the foregoing provisions) without notice in the event of an extension or shortening of the relevant Interest Period.

(j) *Notifications etc:* All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purposes of this Condition by the Calculation Agent will (in the absence of manifest error) be binding on the Issuer, the Paying Agents, the Instrumentholders and the Couponholders and (subject as aforesaid) no liability to any such Person will attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions for such purposes.

8. Zero Coupon Instrument Provisions

(a) *Application:* This Condition 8 (*Zero Coupon Instrument Provisions*) is applicable to the Instruments only if the Zero Coupon Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

(b) *Late payment on Zero Coupon Instruments:* If the Redemption Amount payable in respect of any Zero Coupon Instrument is improperly withheld or refused, the Redemption Amount shall thereafter be an amount equal to the sum of:

(i) the Reference Price; and

(ii) the product of the Accrual Yield (compounded annually) being applied to the Reference Price on the basis of the relevant Day Count Fraction from (and including) the Issue Date to (but excluding) whichever is the earlier of (i) the day on which all sums due in respect of such Instrument up to that day are received by or on behalf of the relevant Instrumentholder and (ii) the day which is seven days after the Fiscal Agent or, as the case may be, the German Fiscal Agent has notified the Instrumentholders in accordance with Condition 20 (*Notices*) that it has received all sums due in respect of the Instruments up to such seventh day (except to the extent that there is any subsequent default in payment).

9. Dual Currency Instrument Provisions

(a) *Application:* This Condition 9 (*Dual Currency Instrument Provisions*) is applicable to the Instruments only if the Dual Currency Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

(b) *Rate of Interest:* If the rate or amount of interest fails to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

10. Redemption and Purchase

(a) *Scheduled redemption*: Unless previously redeemed, or purchased and cancelled, the Instruments will be redeemed at their Final Redemption Amount (or, in the case of Instalment Instruments, in such number of instalments and in such amounts as may be specified in the Pricing Supplement) on the Maturity Date, subject as provided in Condition 11 (*Payments*).

(b) *Redemption for tax reasons:* The Instruments may be redeemed at the option of the Issuer in whole, but not in part:

(i) at any time (if neither the Floating Rate Instrument Provisions or the Index-Linked Interest Instrument Provisions are specified in the relevant Pricing Supplement as being applicable); or

(ii) on any Interest Payment Date (if the Floating Rate Instrument Provisions or the Index-Linked Interest Instrument Provisions are specified in the relevant Pricing Supplement as being applicable),

on giving not less than 30 nor more than 60 days' notice to the Instrumentholders (which notice shall be irrevocable), at their Early Redemption Amount (Tax), less, in the case of any Instalment Instrument, the aggregate amount of all instalments that shall have become due and payable in respect of such Instalment Instrument under any other Condition prior to the date fixed for redemption (which amount, if and to the extent not then paid, remains due and payable), together with interest accrued (if any) to the date fixed for redemption, if:

(A) the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 12 (*Taxation)* as a result of any change in, or amendment to, the laws or regulations of the Issuer's jurisdiction of incorporation or any political subdivision or any authority or agency thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after the date of issue of the first Tranche of the Instruments; and

(B) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided, however, that no such notice of redemption shall be given earlier than:

(1) where the Instruments may be redeemed at any time, 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts if a payment in respect of the Instruments were then due; or

(2) where the Instruments may be redeemed only on an Interest Payment Date, 60 days prior to the Interest Payment Date occurring immediately before the earliest date on which the Issuer would be obliged to pay such additional amounts if a payment in respect of the Instruments were then due.

Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Fiscal Agent or, as the case may be, the German Fiscal Agent (A) a certificate signed by two directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred of and (B) an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment. Upon the expiry of any such notice as is referred to in this Condition 10(b), the Issuer shall be bound to redeem the Instruments in accordance with this Condition 10(b).

(c) *Redemption at the option of the Issuer:* If the Call Option is specified in the relevant Pricing Supplement as being applicable, the Instruments may be redeemed at the option of the Issuer in whole or, if so specified in the relevant Pricing Supplement, in part on any Optional Redemption Date (Call) at the relevant Optional Redemption Amount (Call) less, in the case of any Instalment Instrument, the aggregate amount of all instalments that shall have become due and payable in respect of such Instalment Instrument under any other Condition prior to the date fixed for redemption (which amount, if and to the extent not then paid, remains due and payable), on the Issuer's giving not less than 30 days' notice to the Instrumentholders (which notice shall be irrevocable and shall oblige the Issuer to redeem the Instruments or, as the case may be, the Instruments specified in such notice on the relevant Optional Redemption Date (Call) at the Optional Redemption Amount (Call) plus accrued interest (if any) to such date). This Condition 10(c) does not apply to Subordinated Instruments, except in the circumstances described under Condition 5(g) (*Status Subordinated Instruments*) and Condition 10(b) (*Redemption for tax reasons*).

(d) *Partial redemption:* If the Instruments are to be redeemed in part only on any date in accordance with Condition 10(c) (*Redemption at the option of the Issuer*), the Instruments to be redeemed shall be selected by the drawing of lots in such place as the Fiscal Agent or, as the case may be, the German Fiscal Agent approves and in such manner as the Fiscal Agent or, as the case may be, the German Fiscal Agent considers appropriate, subject to compliance with applicable law and the rules of each listing authority, stock exchange and/or quotation system (if any) by which the Instruments have then been admitted to listing, trading and/or quotation, and the notice to Instrumentholders referred to in Condition 10(c) (*Redemption at the option of the Issuer*) shall specify the serial numbers of the Instruments so to be redeemed. If any Maximum Redemption Amount or Minimum Redemption Amount is specified in the relevant Pricing Supplement, then the Optional Redemption Amount (Call) shall in no event be greater than the maximum or be less than the minimum so specified.

(e) *Redemption at the option of Instrumentholders:* If the Put Option is specified in the relevant Pricing Supplement as being applicable, the Issuer shall, at the option of the holder of any Instrument redeem such Instrument on the Optional Redemption Date (Put) specified in the relevant Put Option Notice at the relevant Optional Redemption Amount (Put) less, in the case of any Instalment Instrument, the aggregate amount of all instalments that shall have become due and payable in respect of such Instalment Instrument under any other Condition prior to the date fixed for redemption (which amount, if and to the extent not then paid, remains due and payable), together with interest (if any) accrued to such date. In order to exercise the option contained in this Condition 10(e), the holder of an Instrument must, not less than 45 days before the relevant Optional Redemption Date (Put), deposit with any Paying Agent such Instrument together with all unmatured Coupons relating thereto and a duly completed Put Option Notice in the form obtainable from any Paying Agent. The Paying Agent with which a Instrument is so deposited shall deliver a duly completed Put Option Receipt to the depositing Instrumentholder. No Instrument, once deposited with a duly completed Put Option Notice in accordance with this Condition 10(e), may be withdrawn; *provided, however, that* if, prior to the relevant Optional Redemption Date (Put), any such Instrument becomes immediately due and payable or, upon due presentation of any such Instrument on the relevant Optional Redemption Date (Put), payment of the redemption moneys is improperly withheld or refused, the relevant Paying Agent shall mail notification thereof to the depositing Instrumentholder at such address as may have been given by such Instrumentholder in the relevant Put Option Notice and shall hold such Instrument at its Specified Office for collection by the depositing Instrumentholder against surrender of the relevant Put Option Receipt. For so long as any outstanding Instrument is held by a Paying Agent in accordance with this Condition 10(e), the depositor of such Instrument and not such Paying Agent shall be deemed to be the holder of such Instrument for all purposes. This Condition 10(e) applies to Subordinated Instruments only to the extent specified under Condition 13(c) (*Subordinated Instruments*).

(f) *No other redemption:* The Issuer shall not be entitled to redeem the Instruments otherwise than as provided in paragraphs (a) to (e) above.

(g) *Early redemption of Zero Coupon Instruments:* Unless otherwise specified in the relevant Pricing Supplement, the Redemption Amount payable on redemption of a Zero Coupon Instrument at any time before the Maturity Date shall be an amount equal to the sum of:

(i) the Reference Price; and

(ii) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the Instrument becomes due and payable.

Where such calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year shall be made on the basis of such Day Count Fraction as may be specified in the Pricing Supplement for the purposes of this Condition 10(g) or, if none is so specified, a Day Count Fraction of 30E/360.

(h) *Purchase:* The Issuer or any of its Subsidiaries may at any time purchase Instruments in the open market or otherwise and at any price, provided that all unmatured Coupons are purchased therewith. Instruments so purchased may be held or resold or surrendered for cancellation.

(i) *Cancellation:* All unmatured Instruments so redeemed or purchased by the Issuer or any of its Subsidiaries and any unmatured Coupons attached to or surrendered with them shall be cancelled forthwith and may not be reissued or resold.

11. Payments

(a) *Principal:* Payments of principal shall be made only against presentation and (save in the case of a partial redemption which includes, in the case of an Instalment Instrument, payment of any instalment other than the final instalment) surrender of Instruments at the Specified Office of any Paying Agent outside the United States by cheque (in the case of payment in Japanese Yen to a non-resident of Japan, drawn on an authorised foreign exchange bank) drawn in the currency in which the payment is due on, or by transfer to an account (in the case of payment in Japanese Yen to a non-resident of Japan, a non-resident account with an authorised foreign exchange bank specified by the payee) denominated in that currency (or, if that currency is Euro, any other account to which Euro may be credited or transferred) and maintained by the payee with a bank in the Principal Financial Centre of that currency (in the case of a sterling cheque, a town clearing branch of a bank in the City of London).

(b) *Interest:* Payments of interest shall, subject to paragraph (h) below, be made only against presentation and (provided that payment is made in full) surrender of the appropriate Coupons at the Specified Office of any Paying Agent outside the United States in the manner described in paragraph (a) above.

(c) *Payments in New York City:* Payments of principal or interest may be made at the Specified Office of a Paying Agent in New York City if (i) the Issuer has appointed Paying Agents outside the United States with the reasonable expectation that such Paying Agents will be able to make payment of the full amount of the interest on the Instruments in the currency in which the payment is due when due, (ii) payment of the full amount of such interest at the specified offices of all such Paying Agents is illegal or effectively precluded by exchange controls or other similar restrictions and *(iii)* payment is permitted by applicable United States law. If (i), (ii) and (iii) of the previous sentence apply, the Issuer shall forthwith appoint a Paying Agent with a Specified Office in New York City.

(d) *Payments subject to fiscal laws:* All payments in respect of the Instruments are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 12 (*Taxation*). No commissions or expenses shall be charged to the Instrumentholders or Couponholders in respect of such payments.

(e) *Deductions for unmatured Coupons:* If the relevant Pricing Supplement specifies that the Fixed Rate Instrument Provisions are applicable and an Instrument is presented without all unmatured Coupons relating thereto:

(i) if the aggregate amount of the missing Coupons is less than or equal to the amount of principal due for payment, a sum equal to the aggregate amount of the missing Coupons will be deducted from the amount of principal due for payment; *provided, however, that* if the gross amount available for payment is less than the amount of principal due for payment, the sum deducted will be that

proportion of the aggregate amount of such missing Coupons which the gross amount actually available for payment bears to the amount of principal due for payment;

(ii) if the aggregate amount of the missing Coupons is greater than the amount of principal due for payment:

(A) so many of such missing Coupons shall become void (in inverse order of maturity) as will result in the aggregate amount of the remainder of such missing Coupons (the "Relevant Coupons") being equal to the amount of principal due for payment; *provided, however, that* where this sub-paragraph would otherwise require a fraction of a missing Coupon to become void, such missing Coupon shall become void in its entirety; and

(B) a sum equal to the aggregate amount of the Relevant Coupons (or, if less, the amount of principal due for payment) will be deducted from the amount of principal due for payment; *provided, however, that,* if the gross amount available for payment is less than the amount of principal due for payment, the sum deducted will be that proportion of the aggregate amount of the Relevant Coupons (or, as the case may be, the amount of principal due for payment) which the gross amount actually available for payment bears to the amount of principal due for payment.

Each sum of principal so deducted shall be paid in the manner provided in paragraph (a) above against presentation and (provided that payment is made in full) surrender of the relevant missing Coupons.

(f) *Unmatured Coupons void*: If the relevant Pricing Supplement specifies that this Condition 11(f) is applicable or that the Floating Rate Instrument Provisions or the Index-Linked Interest Instrument Provisions are applicable, on the due date for final redemption of any Instrument or early redemption of such Instrument pursuant to Condition 10(b) (*Redemption for tax reasons*), Condition 10(e) (*Redemption at the option of Instrumentholders*), Condition 10(c) (*Redemption at the option of the Issuer*) or Condition 13 (*Events of Default*), all unmatured Coupons relating thereto (whether or not still attached) shall become void and no payment will be made in respect thereof.

(g) *Payments on business days:* If the due date for payment of any amount in respect of any Instrument or Coupon is not a Payment Business Day in the place of presentation, the Instrumentholder or Couponholder shall not be entitled to payment in such place of the amount due until the next succeeding Payment Business Day in such place and shall not be entitled to any further interest or other payment in respect of any such delay.

(h) *Payments other than in respect of matured Coupons:* Payments of interest other than in respect of matured Coupons shall be made only against presentation of the relevant Instruments at the Specified Office of any Paying Agent outside the United States (or in New York City if permitted by paragraph (c) above).

(i) *Partial payments:* If a Paying Agent makes a partial payment in respect of any Instrument or Coupon presented to it for payment, such Paying Agent will endorse thereon a statement indicating the amount and date of such payment.

(j) *Exchange of Talons:* On or after the Maturity Date of the final Coupon which is (or was at the time of issue) part of a Coupon Sheet relating to the Instruments, the Talon forming part of such Coupon Sheet may be exchanged at the Specified Office of the Fiscal Agent or, as the case may be, the German Fiscal Agent for a further Coupon Sheet (including, if appropriate, a further Talon but excluding any Coupons in respect of which claims have already become void pursuant to Condition 14 (*Prescription*). Upon the due date for redemption of any Instrument, any unexchanged Talon relating to such Instrument shall become void and no Coupon will be delivered in respect of such Talon.

12. Taxation

(a) *Gross up:* All payments of principal and interest in respect of the Instruments and the Coupons by or on behalf of the Issuer shall be made free and clear of, and without withholding or deduction for, any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by the jurisdiction of incorporation of the Issuer or any political subdivision or any authority or agency thereof or therein having power to tax, unless such withholding or deduction is required by law. In that event, the Issuer shall pay such additional amounts as will result in the receipt by the Instrumentholders and the Couponholders of such amounts as would have been received by them if no

such withholding or deduction had been required, except that no such additional amounts shall be payable in respect of any Instrument or Coupon:

(i) presented for payment in Ireland; or

(ii) presented for payment by or on behalf of a holder which is liable to such taxes, duties, assessments or governmental charges in respect of such Instrument or Coupon by reason of its having some connection with the jurisdiction of incorporation of the Issuer other than the mere holding of such Instrument or Coupon; or

(iii) by reason of a change in law that becomes effective more than 30 days after the Relevant Date and notice thereof is published in accordance with Condition 20 (*Notices*), whichever occurs later; or

(iv) which is deducted or withheld by a Paying Agent from a payment if the payment could have been made by another Paying Agent without such deduction or withholding; or

(v) which would not be payable if the Instruments or Coupons had been kept in safe custody with, and the payments had been collected by, a banking institution; or.

(vi) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(vii) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Instrument or Coupon to another Paying Agent in a Member State of the European Union; or

(viii) presented for payment more than 30 days after the Relevant Date except to the extent that the relevant holder would have been entitled to such additional amounts if it had presented such Instrument or Coupon on the last day of such period of 30 days.

(b) *Taxing jurisdiction:* If the Issuer becomes subject at any time to any taxing jurisdiction other than the Issuer's jurisdiction of incorporation, references in these Conditions to the Issuer's jurisdiction of incorporation shall be construed as references to the Issuer's jurisdiction of incorporation and/or such other jurisdiction.

13. Events of Default

(a) *Unsubordinated Instruments*: Unless otherwise specified in the Pricing Supplement, the following events or circumstances (each an "Event of Default") shall be acceleration events in relation to the Unsubordinated Instruments of any Series, namely:

(i) default is made in the payment of any amount of principal in respect of the Unsubordinated Instruments of the relevant Series or any of them on the due date for payment thereof or in the payment of any amount of interest in respect of the Unsubordinated Instruments of the relevant Series or any of them within 30 days of the due date for payment thereof; or

(ii) the Issuer defaults in the performance of observance of any of its other obligations under or in respect of the Unsubordinated Instruments or the Agency Agreement and such default remains unremedied for 45 days after written notice requiring such default to be remedied has been delivered to the Issuer at the Specified Office of the Fiscal Agent or, as the case may be, the German Fiscal Agent by the holder of any such Instrument; or

(iii) the Issuer suspends its payments or announces its insolvency; or

(iv) a court opens bankruptcy or other insolvency proceedings against the Issuer, such proceedings are instituted and have not been discharged or stayed within 60 days, or the Issuer applies for or institutes such proceedings or offers or makes an arrangement for the benefit of its creditors generally; or

(v) the Issuer goes into liquidation unless this is done in connection with a merger, consolidation, restructuring or other form of combination with another company or in connection with a transformation and such other or new company assumes all property and assets of the Issuer and all

obligations contracted by the Issuer, as the case may be, in connection with the issue of the Unsubordinated Instruments.

(b) *Acceleration*: If any Event of Default shall occur in relation to any Series of Unsubordinated Instruments, any holder of an Unsubordinated Instrument of such Series may, by written notice to the relevant Issuer, at the Specified Office of the Fiscal Agent or, as the case may be, the German Fiscal Agent, declare that such Unsubordinated Instrument and (if the Unsubordinated Instrument is interest-bearing) all interest then accrued on such Unsubordinated Instrument shall be forthwith due and payable, whereupon the same shall become immediately due and payable at its Early Termination Amount less, in the case of any Instalment Instrument, the aggregate amount of all instalments that shall have become due and payable in respect of such Unsubordinated Instrument under any other Condition prior to the date fixed for redemption (which amount, if and to the extent not then paid, remains due and payable), together with all interest (if any) accrued thereon without presentment, demand, protest or other notice of any kind, all of which the Issuer will expressly waive, anything contained in such Unsubordinated Instruments to the contrary notwithstanding, unless, prior thereto, all Events of Default in respect of the Unsubordinated Instruments of the relevant Series shall have been cured.

(c) *Subordinated Instruments:* Subordinated Instruments may not be prematurely repaid at the request of the holders thereof. If no period has been determined for the repayment of such Subordinated Instruments a notice period of not less than five years shall be agreed. In case of insolvency proceedings over the Issuer's assets or if the Issuer is dissolved, liquidated or wound-up for any reason, the Issuer shall promptly inform the holders of Subordinated Instruments of such event pursuant to Condition 20 (*Notices*) and, so long as such insolvency proceedings, dissolution, liquidation or winding-up is continuing, the principal of the Subordinated Instruments together with all unpaid accrued interest shall become payable in accordance with Condition 5 (*Status — Subordinated Instruments*) without any further action by the holders thereof.

14. Prescription

Claims for principal shall become void unless the relevant Instruments are presented for payment within ten years of the appropriate Relevant Date. Claims for interest shall become void unless the relevant Coupons are presented for payment within five years of the appropriate Relevant Date.

15. Replacement of Instruments and Coupons

If any Instrument or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of the Fiscal Agent or, as the case may be, the German Fiscal Agent (and, if the Instruments are then admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system which requires the appointment of a Paying Agent in any particular place, the Paying Agent having its Specified Office in the place required by such listing authority, stock exchange and/or quotation system), subject to all applicable laws and listing authority, stock exchange and/or quotation system requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Instruments or Coupons must be surrendered before replacements will be issued.

16. Agents

(a) In acting under the Agency Agreement and in connection with the Instruments and the Coupons, the Paying Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the Instrumentholders or Couponholders.

(b) The initial Paying Agents and their initial Specified Offices are listed below. The initial Calculation Agent (if any) is specified in the relevant Pricing Supplement. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint a successor fiscal agent or successor German fiscal agent or Calculation Agent and additional or successor paying agents; *provided, however, that:*

    (i) the Issuer shall at all times maintain a Fiscal Agent and a German Fiscal Agent; and

    (ii) the Issuer shall at all times maintain a Paying Agent (which may be the Fiscal Agent) with a Specified Office in continental Europe; and

    (iii) if European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 is brought into force the Issuer will ensure that it maintains a Paying Agent in an EU member state that will not be obliged to withhold or deduct

tax pursuant to such Directive or any law implementing or complying with, or introduced to conform to, such Directive; and

(iv) if a Calculation Agent is specified in the relevant Pricing Supplement, the Issuer shall at all times maintain a Calculation Agent; and

(v) if and for so long as the Instruments are admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system which requires the appointment of a Paying Agent in any particular place, the Issuer shall maintain a Paying Agent having its Specified Office in the place required by such listing authority, stock exchange and/or quotation system; and

(vi) in the circumstances described in Condition 11(c) (*Payments in New York City*), the Issuer shall maintain a Paying Agent with a Specified Office in New York City.

Notice of any change in any of the Paying Agents or in their Specified Offices shall promptly be given to the Instrumentholders.

17. Meetings of Instrumentholders; Modification and Waiver

(a) *Meetings of Instrumentholders*: The Agency Agreement contains provisions (which shall have effect as if incorporated herein) for convening meetings of Instrumentholders to consider matters relating to the Instruments, including the modification of any provision of these Conditions. Any such modification may be made if sanctioned by an Extraordinary Resolution. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Instrumentholders and Couponholders, whether present or not.

(b) *Modification:* The Instruments and these Conditions may be amended without the consent of the Instrumentholders or the Couponholders to correct a manifest error. In addition, the parties to the Agency Agreement may agree to modify any provision thereof, but the Issuer shall not agree, without the consent of the Instrumentholders, to any such modification unless it is of a formal, minor or technical nature, it is made to correct a manifest error or it is, in the opinion of such parties, not materially prejudicial to the interests of the Instrumentholders.

18. Substitution of Principal Debtor

(a) Each of DEPFA plc or DEPFA ACS, or any of their respective Subsidiaries, successors or assigns or the parent company from time to time of DEPFA plc (if any) or DEPFA ACS may, without the consent of the Instrumentholders, assume liability as the principal debtor in respect of the Instruments, the Coupons and the Talons (the "Substituted Debtor"), provided that:

(i) a deed poll and such other documents (if any) shall be executed by the Substituted Debtor as may be necessary to give full effect to the substitution (the "Documents") and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each Instrumentholder to be bound by these Conditions and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in the Instruments and the Agency Agreement as the principal debtor in respect of the Instruments in place of the Issuer;

(ii) without prejudice to the generality of Condition 18(a)(i), if the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than Ireland the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that each Instrumentholder has the benefit of a covenant in terms corresponding to the provisions of Condition 12 (*Taxation*), with, where applicable, the addition to the references to Ireland of references to the territory in which the Substituted Debtor is incorporated, domiciled and/or resident for taxation purposes;

(iii) the Documents shall contain a warranty and representation (aa) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for such substitution, (bb) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for the performance by the Substituted Debtor of its obligations under the Documents and that all such approvals and consents are in full force and effect and (cc) that the obligations assumed by the Substituted Debtor are valid and binding in accordance with their respective terms and enforceable by each Instrumentholder; and

(iv) either (A) each of the Ratings Agencies has confirmed in writing that the substitution of the relevant Issuer with the Substituted Debtor will not result in a downgrading of the then current credit rating by such Ratings Agencies of the Instruments issued by the relevant Issuer; or (at the discretion of the relevant Issuer) (B) the obligations of the Substituted Debtor in respect of the Instruments issued by the relevant Issuer (and any Coupons or Talons) are guaranteed pursuant to a deed of guarantee (the "Guarantee") issued by DEPFA plc (or, if DEPFA plc is not the parent company of the group of companies including DEPFA plc and its Subsidiaries at the time of the relevant substitution, such parent company); and

(v) a legal opinion shall have been delivered to the Fiscal Agent or, as the case may be, the German Fiscal Agent (from whom copies will be available) (aa) from lawyers of recognised standing as to matters of Irish law, [(bb) in the case of (iv)(B) above, if the Guarantee is expressed to be governed by English law, from lawyers of recognised standing as to matters of English law,] and [(cc)] if the Substituted Debtor is incorporated, domiciled or resident in a country other than Ireland from lawyers of recognised standing in the country of incorporation of the Substituted Debtor, confirming, as appropriate, that upon the substitution taking place (x) the requirements of this Condition 18, save as to the giving of notice to the Instrumentholders have been met and (y) the Instruments, Coupons and Talons are legal, valid and binding obligations of the Substituted Debtor (and, if applicable), the Guarantee constitutes legal, valid and binding obligations of DEPFA plc or such other parent company as has issued the Guarantee, as the case may be) enforceable in accordance with their terms.

For the purposes of this Condition 18(a), the term "parent company" means, in relation to the relevant Issuer, (a) the Person who controls or has the power to control the affairs and policies of such Issuer, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of such Issuer or otherwise, or (b) the Person with whose financial statements the relevant Issuer's financial statements are consolidated in accordance with applicable law and generally accepted accounting principles.

(b) Upon the execution of the Documents and the delivery of the legal opinions as referred to in Condition 18(a) the Substituted Debtor shall be deemed to be named in the Instruments as the principal debtor in place of the Issuer and the Instruments shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents shall, in the case of the substitution of a Substituted Debtor as principal debtor, operate to release the Issuer or the previous substitute as aforesaid from all of its obligations as principal debtor in respect of the Instruments.

(c) The Documents shall be deposited with and held by the Fiscal Agent or, as the case may be, the German Fiscal Agent for so long as any of the Instruments remains outstanding and for so long as any claim made against the Substituted Debtor by any Instrumentholder in relation to the Instruments or the Documents shall not have been finally adjudicated, settled or discharged. The Substituted Debtor shall acknowledge in the Documents the right of every Instrumentholder to the production of the Documents for the enforcement of any of the Instruments or the Documents.

(d) Not later than 20 days after the execution of the Documents the Substituted Debtor together with the Issuer shall give notice thereof to the Instrumentholders in accordance with Condition 20 (*Notices*).

(e) At any time after a substitution pursuant to Condition 18(a), the Substituted Debtor may, without the consent of the Instrumentholders, substitute the Issuer or any other Subsidiary of the Issuer as the Principal Debtor in respect of the Instruments to undertake its obligations in respect of the Instruments provided that all the provisions specified in Condition 18(a), (b), (c) and (d) above shall apply *mutatis mutandis* and, without limitation, references in this Condition 18 to the Issuer shall, where the context so requires, be deemed to be or include references to any such Substituted Debtor.

19. Further Issues

The Issuer may from time to time, without the consent of the Instrumentholders or the Couponholders, create and issue further instruments having the same terms and conditions as the Instruments in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Instruments.

20. Notices

Notices to the Instrumentholders shall be valid if published in a leading English language daily newspaper published in London (which is expected to be the *Financial Times*) or, if such publication is not practicable, in a

leading English language daily newspaper having general circulation in Europe or, so long as Instruments are listed on the Irish Stock Exchange, in a leading daily newspaper having general circulation in Ireland (which is expected to be the *Irish Times*) or, so long as Instruments are listed on the Frankfurt Stock Exchange, in a leading daily newspaper having general circulation in Germany (which is expected to be the *Börsen-Zeitung*). Any such notice shall be deemed to have been given on the date of first publication (or if required to be published in more than one newspaper, on the first date on which publication shall have been made in all the required newspapers). Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the Instrumentholders.

21. *Currency Indemnity*

(a) If any sum due from the Issuer in respect of the Instruments or the Coupons or any order or judgment given or made in relation thereto has to be converted from the currency (the "first currency") in which the same is payable under these Conditions or such order or judgment into another currency (the "second currency") for the purpose of (a) making or filing a claim or proof against the Issuer, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to the Instruments, the Issuer shall indemnify each Instrumentholder, on the written demand of such Instrumentholder addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Fiscal Agent or, as the case may be, the German Fiscal Agent, against any loss suffered as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which such Instrumentholder may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof.

(b) This indemnity constitutes a separate and independent obligation of the Issuer and shall give rise to a separate and independent cause of action.

22. Rounding

For the purposes of any calculations referred to in these Conditions (unless otherwise specified in these Conditions or the relevant Pricing Supplement), (a) all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005 per cent. being rounded up to 0.00001 per cent.), (b) all United States dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one half cent being rounded up), (c) all Japanese Yen amounts used in or resulting from such calculations will be rounded downwards to the next lower whole Japanese Yen amount, and (d) all amounts denominated in any other currency used in or resulting from such calculations will be rounded to the nearest two decimal places in such currency, with 0.005 being rounded upwards.

23. Redenomination, Renominalisation and Reconventioning

(a) *Application:* This Condition 23 (*Redenomination, Renominalisation and Reconventioning)* is applicable to the Instruments only if it is specified in the relevant Pricing Supplement as being applicable.

(b) *Notice of redenomination:* If the country of the Specified Currency becomes or, announces its intention to become, a Participating Member State, the Issuer may, without the consent of the Instrumentholders and Couponholders, on giving at least 30 days' prior notice to the Instrumentholders and the Paying Agents, designate a date (the "Redenomination Date"), being an Interest Payment Date under the Instruments falling on or after the date on which such country becomes a Participating Member State.

(c) *Redenomination:* Notwithstanding the other provisions of these Conditions, with effect from the Redenomination Date:

(i) the Instruments shall be deemed to be redenominated into Euro in the denomination of Euro 0.01 with a principal amount for each Instrument equal to the principal amount of that Instrument in the Specified Currency, converted into Euro at the rate for conversion of such currency into Euro established by the Council of the European Union pursuant to the Treaty (including compliance with rules relating to rounding in accordance with European Community regulations); *provided, however, that,* if the Issuer determines, with the agreement of the Fiscal Agent that market practice in respect of the redenomination into Euro 0.01 of internationally offered securities is different from that specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the Instrumentholders and Couponholders, each listing authority,

stock exchange and/or quotation system (if any) by which the Instruments have then been admitted to listing, trading and/or quotation and the Paying Agents of such deemed amendments;

(ii) if Instruments have been issued in definitive form:

(A) all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Instruments) will become void with effect from the date (the "Euro Exchange Date") on which the Issuer gives notice (the "Euro Exchange Notice") to the Instrumentholders that replacement Instruments and Coupons denominated in Euro are available for exchange (provided that such Instruments and Coupons are available) and no payments will be made in respect thereof;

(B) the payment obligations contained in all Instruments denominated in the Specified Currency will become void on the Euro Exchange Date but all other obligations of the Issuer thereunder (including the obligation to exchange such Instruments in accordance with this Condition 23) shall remain in full force and effect; and

(C) new Instruments and Coupons denominated in Euro will be issued in exchange for Instruments and Coupons denominated in the Specified Currency in such manner as the Fiscal Agent may specify and as shall be notified to the Instrumentholders in the Euro Exchange Notice; and

(iii) all payments in respect of the Instruments (other than, unless the Redenomination Date is on or after such date as the Specified Currency ceases to be a sub-division of the Euro, payments of interest in respect of periods commencing before the Redenomination Date) will be made solely in Euro by cheque drawn on, or by credit or transfer to a Euro account (or any other account to which Euro may be credited or transferred) maintained by the payee with, a bank in the principal financial centre of any Member State of the European Communities.

(d) *Interest:* Following redenomination of the Instruments pursuant to this Condition 23, where Instruments have been issued in definitive form, the amount of interest due in respect of the Instruments will be calculated by reference to the aggregate principal amount of the Instruments presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder.

(e) *Interest Determination Date:* If the Floating Rate Instrument Provisions are specified in the relevant Pricing Supplement as being applicable and Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate(s) of Interest is/are to be determined, with effect from the Redenomination Date the Interest Determination date shall be deemed to be the second TARGET Settlement Day before the first day of the relevant Interest Period.

24. Waiver and Remedies

No failure to exercise, and no delay in exercising, on the part of any Instrumentholder, any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right. Rights hereunder shall be in addition to all other rights provided by law. No notice or demand given in any cash shall constitute a waiver of rights to take other action in the same, similar or other instances without such notice or demand.

25. Governing Law and Jurisdiction

(a) *Governing law:* The Instruments are governed by, and shall be construed in accordance with, English law, except for Condition 5 (*Status — Subordinated Instruments*) which shall be governed by, and construed in accordance with Irish law (in respect of Subordinated Instruments).

(b) *Jurisdiction:* The Issuer agrees for the benefit of the Instrumentholders that the courts of England shall have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the Instruments (respectively, "Proceedings" and "Disputes") and, for such purposes, irrevocably submits to the jurisdiction of such courts.

(c) *Appropriate forum:* The Issuer irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any Disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

(d) *Process agent:* The Issuer agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to it at the offices of DEPFA BANK plc, London Branch, 105 Wigmore

Street, London W1U 1QU or at any address of the Issuer in Great Britain at which service of process may be served on it in accordance with Part XXIII of the Companies Act 1985. If the appointment of the person mentioned in this Condition 25(d) ceases to be effective, the Issuer shall forthwith appoint a further person in England to accept service of process on its behalf in England and notify the name and address of such person to the Fiscal Agent or, as the case may be, German Fiscal Agent and, failing such appointment within 15 days, any Instrumentholder shall be entitled to appoint such a person by written notice addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Fiscal Agent or, as the case may be, German Fiscal Agent. Nothing in this paragraph shall affect the right of any Instrumentholder to serve process in any other manner permitted by law.

(e) *Non-exclusivity:* The submission to the jurisdiction of the courts of England shall not (and shall not be construed so as to) limit the right of any Instrumentholder to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

NON-BINDING GERMAN TRANSLATION OF THE TERMS AND CONDITIONS OF THE INSTRUMENTS EMISSIONSBEDINGUNGEN DER SCHULDVERSCHREIBUNGEN

Nachfolgend sind die Emissionsbedingungen wiedergegeben, die, durch das jeweilige Ergänzungskonditionenblatt ergänzt, geändert und/oder ersetzt, auf jede Schuldverschreibung in Form von effektiven Urkunden, die unter dem Programm begeben wird, indossiert werden. Die Emissionsbedingungen, die auf Schuldverschreibungen in globalverbriefter Form Anwendung finden, unterscheiden sich von den Emissionsbedingungen, die auf Schuldverschreibungen in Form von effektiven Urkunden Anwendung finden, in dem nachstehend unter „Zusammenfassung der Bedingungen für auf Schuldverschreibungen in globalverbriefter Form" („Summary of Provisions Relating to the Instruments while in Global Form") beschriebenen Umfang ab.*

1. Einleitung

(a) *Programm:* DEPFA BANK plc („DEPFA plc") und DEPFA ACS BANK („DEPFA ACS" und zusammen mit DEPFA plc die „Emittenten" und jeweils eine „Emittentin") haben ein Programm (das „Programm") für die Begebung von Schuldverschreibungen, einschließlich der Schuldverschreibungen der Emittenten, (die „Schuldverschreibungen") zu einem Gesamtnennbetrag von bis zu € 15.000.000.000 aufgelegt.

(b) *Ergänzungskonditionenblatt:* Unter diesem Programm begebene Schuldverschreibungen werden in Serien emittiert (jeweils eine „Serie"), und jede Serie kann eine oder mehrere Tranchen (jeweils eine „Tranche") der Schuldverschreibungen umfassen. Jede Tranche ist Gegenstand eines Ergänzungskonditionenblattes (das „Ergänzungskonditionenblatt"), welches die vorliegenden Emissionsbedingungen („Emissionsbedingungen der Schuldverschreibungen" oder „Bedingungen") ergänzt. Auf jede Tranche der Schuldverschreibungen finden diese Emissionsbedingungen der Schuldverschreibungen in der jeweils durch das entsprechende Ergänzungskonditionenblatt ergänzten, geänderten und/oder ersetzten* Fassung Anwendung. Im Falle von Widersprüchen zwischen diesen Emissionsbedingungen und denen des jeweiligen Ergänzungskonditionenblattes haben die Bestimmungen des jeweiligen Ergänzungskonditionenblattes Vorrang.

(c) *Emissions- und Zahlstellenvertrag:* Die Schuldverschreibungen unterliegen einem Emissions- und Zahlstellenvertrag in ergänzter und geänderter Fassung vom 30. August 2004 (in der jeweils von Zeit zu Zeit geänderten oder ergänzten Form, der „Emissions- und Zahlstellenvertrag") zwischen den Emittenten, DEPFA ACS, Deutsche Bank AG, London, als Hauptzahlstelle (die „Hauptzahlstelle", dieser Begriff umfasst auch jeden Nachfolger der Hauptzahlstelle, der von Zeit zu Zeit im Zusammenhang mit den Schuldverschreibungen benannt wird), Deutsche Bank Aktiengesellschaft als deutsche Hauptzahlstelle (die „Deutsche Hauptzahlstelle", dieser Begriff umfasst auch jeden Nachfolger der deutschen Hauptzahlstelle, der von Zeit zu Zeit im Zusammenhang mit den Schuldverschreibungen benannt wird) und den hierin genannten Zahlstellen (zusammen mit der Hauptzahlstelle und der Deutschen Hauptzahlstelle, die „Zahlstellen", dieser Begriff umfasst jeden Nachfolger oder jede zusätzliche Zahlstelle, die von Zeit zu Zeit im Zusammenhang mit den Schuldverschreibungen ernannt werden).

(d) *Verpflichtungserklärung:* Zugunsten der Schuldverschreibungen wird ein Deed of Covenant (in der jeweils gültigen Fassung, der „Deed of Covenant") vom 30 July 2004 von den Emittenten unterzeichnet.

(e) *Schuldverschreibungen:* Jede Bezugnahme in den Emissionsbedingungen der Schuldverschreibungen auf „Schuldverschreibungen" bezieht sich auf jene Schuldverschreibungen, die Gegenstand des jeweiligen Ergänzungskonditionenblattes sind. Exemplare des betreffenden Ergänzungskonditionenblattes können von Schuldverschreibungsinhabern wie unten definiert während der üblichen Geschäftszeiten am in Irland eingetragenen Sitz der DEPFA plc und in der bezeichneten Geschäftsstelle der Hauptzahlstelle und der Deutschen Hauptzahlstelle eingesehen werden, wobei die anfänglich Bezeichnete Geschäftsstelle nachfolgend aufgeführt ist.

(f) *Zusammenfassungen:* Bei bestimmten Bestimmungen der Emissionsbedingungen der Schuldverschreibungen handelt es sich um Zusammenfassungen des Emissions- und Zahlstellenvertrages; diese unterliegen den detaillierten Bestimmungen des Emissions- und Zahlstellenvertrages. Die Inhaber der Schuldverschreibung (auch die „Schuldverschreibungsinhaber")

* Anwendbar auf alle Schuldverschreibungen mit Ausnahme der Schuldverschreibungen, die an der Frankfurter Wertpapierbörse notiert sind.

und, sofern zutreffend, die Inhaber der jeweiligen Zinsscheine (die „Zinsscheininhaber" und die „Zinsscheine") sind an sämtliche Bestimmungen des Emissions- und Zahlstellenvertrages gebunden, die auf sie Anwendung finden, wobei unterstellt wird, dass die Schuldverschreibungsinhaber und, sofern zutreffend, die Zinsscheininhaber den Emissions- und Zahlstellenvertrag kennen. Exemplare des Emissions- und Zahlstellenvertrages können von den Inhabern der Schuldverschreibungen während der üblichen Geschäftszeiten am in Irland eingetragenen Sitz der DEPFA plc und bei den bezeichneten Geschäftsstellen jeder Zahlstelle eingesehen werden, wobei die anfänglich Bezeichneten Geschäftsstellen nachfolgend aufgeführt sind.

2. Begriffsbestimmung

(a) *Definitionen:* In diesen Emissionsbedingungen der Schuldverschreibungen haben die nachstehenden Begriffe folgende Bedeutung:

„Aufgelaufene Rendite" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Außerordentlicher Beschluss" hat die im Emissions- und Zahlstellenvertrag angegebene Bedeutung.

„Begebungstag" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Berechnungsstelle" bedeutet die Hauptzahlstelle oder eine als solche im jeweiligen Ergänzungskonditionenblatt angegebene Person, die für die Berechnung des Zinssatzes/der Zinssätze und des Zinsbetrags/der Zinsbeträge und/oder sonstiger Beträge, wie im jeweiligen Ergänzungskonditionenblatt angegeben, verantwortlich ist.

„Bescheinigung über ein vorzeitiges Rückzahlungsverlangen" bedeutet eine Quittung, die bei Hinterlegung einer Schuldverschreibung bei einer Zahlstelle durch den Inhaber dieser Schuldverschreibung, der beabsichtigt, ein ihm zustehendes Rückzahlungsrecht in Bezug auf diese Schuldverschreibung auszuüben von dieser Zahlstelle ausgestellt wird.

„Bezeichnete Geschäftsstelle" hat die im Emissions- und Zahlstellenvertrag angegebene Bedeutung.

„Business Day Convention" hat in Bezug auf ein bestimmtes Datum die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung und kann, sofern im jeweiligen Ergänzungskonditionenblatt als solches angegeben, in Bezug auf verschiedene Daten verschiedene Bedeutungen haben; in diesem Zusammenhang haben die nachstehenden Begriffe die folgende Bedeutung:

(i) „Following Business Day Convention" bedeutet die Verschiebung des relevanten Tages auf den ersten folgenden Tag, der ein Geschäftstag ist;

(ii) „Modified Following Business Day Convention" oder „Modified Business Day Convention" bedeutet die Verschiebung des relevanten Tages auf den ersten folgenden Tag, der ein Geschäftstag ist; sofern dieser Tag in den nächsten Kalendermonat fällt, ist dieser Tag der erste vorhergehende Tag, der ein Geschäftstag ist.

(iii) „Preceding Business Day Convention" bedeutet die Vorverlegung des relevanten Tages auf den ersten vorhergehenden Tag, der ein Geschäftstag ist;

(iv) „FRN Convention", „Floating Rate Convention" oder „Eurodollar Convention" bedeutet, dass jeder relevante Tag numerisch dem vorhergehenden Tag eines solchen Zeitpunkts im Kalendermonat entspricht, der auf die im jeweiligen Ergänzungskonditionenblatt genannte Anzahl von Monaten als Festgelegte Laufzeit nach dem Kalendermonat des vorhergehenden Zeitpunkts folgt, wobei jedoch gilt:

(A) falls kein derartiges numerisch entsprechendes Datum in dem Kalendermonat existiert, auf das der betreffende Tag fallen sollte, so ist der betreffende Tag der letzte Geschäftstag in diesem Kalendermonat;

(B) falls ein derartiger Tag ansonsten auf einen Tag fallen würde, der kein Geschäftstag ist, so ist der betreffende Tag der erste darauffolgende Geschäftstag, es sei denn, dieser Tag fällt in den nächsten Kalendermonat, wobei in diesem Fall der Tag der unmittelbar vorhergehende Geschäftstag ist; und

(C) falls ein derartiger Tag auf den letzten Geschäftstag eines Kalendermonats fällt, so werden alle nachfolgenden Termine auf den letzten Geschäftstag eines Kalendermonats fallen, der der angegebenen Anzahl von Monaten auf den Kalendermonat des vorhergehenden Tages folgt;

(v) „Keine Anpassung" bedeutet, dass der relevante Tag nicht gemäß einer Business Day Convention angepasst wird.

„Endfälligkeitstag" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Erklärung des Vorzeitigen Rückzahlungsverlangen" bedeutet eine Bekanntgabe, die von einem Schuldverschreibungsinhaber, der beabsichtigt, ein ihm zustehendes Rückzahlungsrecht in Bezug auf eine Schuldverschreibung auszuüben, an eine Zahlstelle geliefert werden muss.

„Festgelegte Laufzeit" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Festgelegte Währung" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Festgelegter Zinsbetrag" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Geschäftstag" bezeichnet

(i) in Bezug auf jeden in Euro zahlbaren Betrag jeden Tag, der ein TARGET-Abrechnungstag ist und an dem Geschäftsbanken und Devisenmärkte üblicherweise in jedem, sofern zutreffend, Zusätzlichen Geschäftszentrum Zahlungen abwickeln; sowie

(ii) in Bezug auf einen Betrag, der in einer anderen Währung als dem Euro zahlbar ist, einen Tag, an dem Geschäftsbanken und Devisenmärkte üblicherweise in London, im Hauptfinanzzentrum der jeweiligen Währung und in jedem, sofern zutreffend, Zusätzlichen Geschäftszentrum Zahlungen abwickeln.

„Hauptfinanzzentrum" bedeutet in Bezug auf eine Währung das Hauptfinanzzentrum für die betreffende Währung, *wobei jedoch gilt, dass*:

(i) in Bezug auf Euro es das Hauptfinanzzentrum eines Mitgliedstaats der Europäischen Gemeinschaften bezeichnet, das (im Falle einer Zahlung) vom Zahlungsempfänger oder (im Falle einer Berechnung) durch die Berechnungsstelle benannt wird, sowie

(ii) in Bezug auf den Australischen Dollar es entweder Sydney oder Melbourne sowie in Bezug auf den Neuseeländischen Dollar entweder Wellington oder Auckland ist; wie jeweils vom Zahlungsempfänger (im Falle einer Zahlung) bzw. von der Berechnungsstelle (im Falle einer Berechnung) benannt.

„Höchstrückzahlungsbetrag" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„ISDA-Definitionen" bezeichnet die 2000er ISDA-Definitionen (in der geänderten und aktualisierten Fassung zum jeweiligen Begebungsdatum der ersten Tranche der Schuldverschreibungen der jeweiligen Serie (wie im jeweiligen Ergänzungskonditionenblatt angegeben), jeweils wie durch die International Swaps and Derivatives Association, Inc. veröffentlicht).

„Marge" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Mindestrückzahlungsbetrag" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Nullkupon-Schuldverschreibungen" bezeichnet eine Schuldverschreibung wie im jeweiligen Ergänzungskonditionenblatt angegeben.

„Person" bedeutet eine natürliche Person, ein Unternehmen, eine Kapitalgesellschaft, eine Gesellschaft, eine Personengesellschaft, ein Joint Venture, eine Vereinigung, eine Organisation, eine Regierung oder staatliche Behörde oder sonstige Rechtsträger, unabhängig davon, ob diese mit einer eigenen Rechtspersönlichkeit ausgestattet sind.

„Rating Agenturen" bedeutet Fitch Ratings Ltd., Moody's Investors Service Inc. und Standard & Poor's Ratings Services, eine Abteilung von McGraw-Hill Companies, oder einer ihrer Rechtsnachfolger;

„Referenzbanken" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung oder, falls keine benannt sind, bezeichnet es vier (oder falls das Hauptfinanzzentrum Helsinki ist, fünf) Großbanken,

die von der Berechnungsstelle in dem entsprechenden Markt benannt wurden, der am engsten mit dem Referenzsatz verknüpft ist.

„Referenzpreis" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Referenzsatz" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Reguläre Periode" bedeutet:

(i) im Falle von Schuldverschreibungen, auf die Zinsen lediglich im Rahmen von regelmäßigen Zahlungen gezahlt werden, jeder Zeitraum, der mit dem Verzinsungsbeginn (einschließlich) beginnt und am ersten Zinszahltag (ausschließlich) endet und jeder nachfolgende Zeitraum, der am Zinszahltag (einschließlich) beginnt und am nächsten Zinszahltag (ausschließlich) endet;

(ii) im Falle von Schuldverschreibungen, auf die Zinsen — ausgenommen in der ersten Zinsperiode — lediglich im Rahmen von regelmäßigen Zahlungen zahlbar sind, jeder Zeitraum vom Regulären Tag (einschließlich), der in ein beliebiges Jahr fällt, bis zum nächsten Regulären Tag (ausschließlich), wobei „Regulärer Tag" den Tag und den Monat (jedoch nicht das Jahr) bezeichnet, auf den bzw. in den ein Zinszahltag fällt; sowie

(iii) im Falle von Schuldverschreibungen, auf die Zinsen — ausgenommen im Falle einer anderen Zinsperiode als der ersten Zinsperiode — lediglich im Rahmen von regulären Zahlungen zahlbar sind, jeder Zeitraum ab einem Regulären Tag (einschließlich) in einem Jahr bis zum nächsten Regulären Tag (ausschließlich) beginnt und wobei „Regulärer Tag" den Tag und den Monat (jedoch nicht das Jahr) bezeichnet, auf den ein anderer Zinszahltag als der Zinszahltag fällt, der auf das Ende einer nicht regulären Zinsperiode fällt.

„Relevante Bildschirmseite" bezeichnet entweder die Seite, den Abschnitt oder einen anderen Teil eines bestimmten Informationsdienstes (einschließlich, jedoch nicht begrenzt auf den Reuter Money 3000 Service und den Bridge's Telerate Service), die im jeweiligen Ergänzungskonditionenblatt als Relevante Bildschirmseite benannt ist, oder eine andere Seite, einen anderen Abschnitt oder einen anderen Teil, die diese Bildschirmseite im jeweiligen Informationsdienst oder ggf. in einem anderen Informationsdienst ersetzt, und die von der Person benannt wurde, welche die Informationen bereitstellt oder deren Bereitstellung betreut, die zum Zwecke der Anzeige der mit dem Referenzsatz vergleichbaren Sätze oder Preise erscheinen.

„Relevanter Termin" bedeutet in Bezug auf eine Zahlung den späteren von den beiden folgenden Terminen, (a) der Termin, an dem die betreffende Zahlung zum ersten Mal fällig wird, oder (b) der Termin, sofern der durch die Hauptzahlstelle oder, sofern zutreffend, die Deutsche Hauptzahlstelle zahlbare Gesamtbetrag noch nicht beim Hauptfinanzzentrum der Währung der Zahlung am oder vor einem solchen Termin eingegangen ist, an dem die Schuldverschreibungsinhaber gemäß Bedingung 20 (Bekanntmachungen) über die Tatsache in Kenntnis gesetzt wurden, dass der vollständige Betrag bestimmungsgemäß eingegangen ist.

„Relevanter Zeitpunkt" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Relevantes Finanzzentrum" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Rückzahlungsbetrag" bedeutet den Rückzahlungsbetrag bei Endfälligkeit, den Vorzeitigen Rückzahlungsbetrag (Steuer), den Vorzeitigen Rückzahlungsbetrag (Call), den Vorzeitigen Rückzahlungsbetrag (Put), den Vorzeitigen Kündigungsbetrag oder einen anderen Betrag, der seiner Art nach als Rückzahlungsbetrag im jeweiligen Ergänzungskonditionenblatt bestimmt oder gemäß den Bedingungen des jeweiligen Ergänzungskonditionenblattes festgelegt ist.

„Rückzahlungsbetrag bei Endfälligkeit" bedeutet in Bezug auf eine Schuldverschreibung deren Nennbetrag oder einen anderen Betrag, der im jeweiligen Ergänzungskonditionenblatt angegeben ist oder gemäß diesem festgelegt wurde.

„Sicherungsrecht" bedeutet jede Hypothek, dingliche Belastung, jedes Pfandrecht, Pfand oder ein anderes Sicherungsrecht, einschließlich, jedoch nicht begrenzt auf ähnliche Rechte unter dem Recht einer jeweiligen Jurisdiktion, die den vorstehenden Rechten entsprechen.

„Stückelung/Stückelungen" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Talon“ bedeutet ein Talon für weitere Scheine.

„TARGET-Abwicklungstag“ bezeichnet jeden Tag, an dem das Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET)-System betrieben wird.

„Teilnehmender Mitgliedstaat“ bezeichnet einen Mitgliedstaat der Europäischen Gemeinschaften, der den Euro als seine gesetzliche Währung in Übereinstimmung mit dem Vertrag über die Europäische Gemeinschaft einführt oder eingeführt hat.

„Tochtergesellschaft“ bedeutet in Bezug auf eine Person (die „erste Person“) zu einem bestimmten Zeitpunkt, eine andere Person (die „zweite Person“):

(i) deren Geschäfte und (Geschäfts-)Politik die erste Person kontrolliert oder über die die erste Person das Recht zur Kontrolle hat, gleich ob auf Grund von Eigenkapital, vertraglicher Vereinbarungen, des Rechts zur Ernennung oder Abberufung von Mitgliedern im Leitungsorgan der zweiten Person oder auf sonstige Weise, oder

(ii) deren Jahresabschlüsse in Übereinstimmung mit dem maßgeblichen Recht und nach den allgemein anerkannten Grundsätzen ordnungsmäßiger Buchführung (General Accounting Principals) mit denen der ersten Person konsolidiert wurden.

„Vertrag“ bezeichnet den Vertrag über die Europäische Gemeinschaft in der jeweils geänderten Fassung.

Verzinsungsbeginn“ bedeutet den Begebungstag der Schuldverschreibungen oder einen anderen Termin, der im jeweiligen Ergänzungskonditionenblatt als Verzinsungsbeginn angegeben ist.

„Vorbehaltene Angelegenheiten“ bezeichnet jeden Vorschlag, um eine Änderung eines festgelegten Termins betreffend Zahlung von Kapital oder Zinsen in Bezug auf Schuldverschreibungen herbeizuführen, um das Kapital oder die Zinsen zu reduzieren, die zu jedem Zeitpunkt in Bezug auf Schuldverschreibungen zahlbar sind, um eine Änderung der Berechnungsmethode von Zahlungen in Bezug auf Schuldverschreibungen oder des Termins für solche Zahlungen herbeizuführen, um eine Änderung der Währung von Zahlungen im Rahmen der Schuldverschreibungen oder um eine Änderung von Voraussetzungen hinsichtlich der Beschlussfähigkeit von Versammlungen oder der erforderlichen Mehrheit zur Verabschiedung eines Außerordentlichen Beschlusses herbeizuführen.

„Vorzeitiger Kündigungsbetrag“ bedeutet in Bezug auf einen Schuldverschreibung deren Nennbetrag oder einen anderen Betrag, der in diesen Emissionsbedingungen der Schuldverschreibungen oder im jeweiligen Ergänzungskonditionenblatt angegeben ist oder gemäß denselben festgelegt wurde.

„Vorzeitiger Rückzahlungsbetrag (Call)“ bedeutet in Bezug auf eine Schuldverschreibung deren Nennbetrag oder einen anderen Betrag, der im jeweiligen Ergänzungskonditionenblatt angegeben ist oder gemäß diesem festgelegt wurde.

„Vorzeitiger Rückzahlungsbetrag (Put)“ bedeutet in Bezug auf eine Schuldverschreibung deren Nennbetrag oder einen anderen Betrag, der im jeweiligen Ergänzungskonditionenblatt angegeben ist oder gemäß diesem festgelegt wurde.

„Vorzeitiger Rückzahlungsbetrag (Steuer)“ bedeutet in Bezug auf eine Schuldverschreibung deren Nennbetrag oder ein anderer Betrag, der im jeweiligen Ergänzungskonditionenblatt angegeben ist oder gemäß diesem festgelegt wurde.

„Vorzeitiger Rückzahlungstermin (Call)“ hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Vorzeitiger Rückzahlungstermin (Put)“ hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Zahltag“ bezeichnet:

(i) falls die bei der Zahlung verwendete Währung der Euro ist, jeden Tag,

  (A) an dem Banken am betreffenden Ort der Vorlage für Vorlage und Zahlung von Inhaberschuldverschreibungen sowie für den Devisenhandel geöffnet sind, sowie

(B) im Falle einer Überweisung auf ein Konto einen Tag, an dem das TARGET-System für Abwicklungen in Betrieb ist und dass an diesem Tag der Devisenhandel in jedem, sofern zutreffend, Zusätzlichen Finanzzentrum ausgeführt wird; oder

(ii) falls die bei der Zahlung verwendete Währung nicht der Euro ist, jeden Tag,

(A) an dem Banken am betreffenden Ort der Vorlage für Vorlage und Zahlung von Inhaberschuldverschreibungen sowie für den Devisenhandel geöffnet sind, sowie

(B) im Falle einer Überweisung auf ein Konto einen Tag, an dem der Devisenhandel im Hauptfinanzzentrum der bei der Zahlung verwendeten Währung und in jedem, sofern zutreffend, Zusätzlichen Finanzzentrum ausgeführt wird.

„Zinsberechnungstermin" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Zinsbetrag" bedeutet in Bezug auf eine Schuldverschreibung und eine Zinsperiode, den in dieser Zinsperiode auf diese Schuldverschreibung zahlbaren Zinsbetrag.

„Zinsperiode" bedeutet jeder Zeitraum, der mit dem Verzinsungsbeginn (einschließlich) oder einem Zinszahltag beginnt und mit dem nächsten Zinszahltag (ausschließlich) endet.

„Zinssatz" bedeutet den Satz oder die Sätze (ausgedrückt als Prozentsatz per annum) der zahlbaren Zinsen in Bezug auf die Schuldverschreibungen wie er im jeweiligen Ergänzungskonditionenblatt angegeben oder wie er gemäß den Bestimmungen der Emissionsbedingungen der Schuldverschreibungen und/oder des jeweiligen Ergänzungskonditionenblattes berechnet oder festgelegt ist.

„Zinsscheinbogen" bedeutet in Bezug auf eine Schuldverschreibung ein Zinsscheinbogen, der der Schuldverschreibung anhängt.

„Zinstagequotient" bedeutet in Bezug auf die Berechnung eines Betrags für einen beliebigen Zeitraum (die „Berechnungsperiode") jeweils den Zinstagequotient, der, sofern zutreffend, in den Emissionsbedingungen der Schuldverschreibungen oder im jeweiligen Ergänzungskonditionenblatt angegeben ist, und

(i) wenn „Actual/Actual (ISMA)" angegeben ist, hat Zinstagequotient folgende Bedeutung:

(a) in den Fällen, in denen die Berechnungsperiode der Regulären Periode entspricht bzw. kürzer als diese ist, ist es die tatsächliche Anzahl von Tagen in der Berechnungsperiode, geteilt durch das Produkt aus (1) der tatsächlichen Anzahl von Tagen in jener Regulären Periode und (2) der Zahl der Regulären Perioden in jedem Jahr; und

(b) in den Fällen, in denen die Berechnungsperiode länger als eine Reguläre Periode ist, die Summe:

(A) der tatsächlichen Anzahl von Tagen in jener Berechnungsperiode, die in die Reguläre Periode fällt, in der sie beginnt, geteilt durch das Produkt aus (1) der tatsächlichen Anzahl von Tagen in der Regulären Periode und (2) der Zahl der Regulären Perioden in jedem Jahr; und

(B) der tatsächlichen Anzahl von Tagen in jener Berechnungsperiode, die in die nächste Reguläre Periode fällt, geteilt durch das Produkt aus (1) der tatsächlichen Anzahl von Tagen in jener Regulären Periode und (2) der Zahl der Regulären Perioden in jedem Jahr;

(ii) wenn „Actual/365" *oder* "Actual/Actual (ISDA)" angegeben ist, die tatsächliche Zahl von Tagen in der Berechnungsperiode, geteilt durch 365 (oder, falls ein Teil der Berechnungsperiode in ein Schaltjahr fällt, die Summe (A) der tatsächlichen Anzahl von Tagen in der Berechnungsperiode, die in ein Schaltjahr fallen, geteilt durch 366 und (B) der tatsächlichen Anzahl von Tagen für diesen Teil der Berechnungsperiode, der in ein Nichtschaltjahr hineinfällt, geteilt durch 365);

(iii) wenn „Actual/365 (fixed)" angegeben ist, die tatsächliche Anzahl von Tagen in der Berechnungsperiode geteilt durch 365;

(iv) wenn „Actual/360" angegeben ist, die tatsächliche Anzahl von Tagen in der Berechnungsperiode geteilt durch 360;

(v) wenn „30/360" angegeben ist, die Anzahl von Tagen in der Berechnungsperiode geteilt durch 360 (die Anzahl von Tagen auf Basis eines Jahres von 360 Tagen bestehend aus 12 Monaten zu je 30 Tagen (sofern (i) der letzte Tag der Berechnungsperiode der 31. Tag eines Monats ist, jedoch gleichzeitig der erste Tag der Berechnungsperiode ein anderer als der 30. oder 31. Tag eines Monats ist, gilt in diesem Fall der Monat, in den der letzte Tag hineinfällt, nicht als ein verkürzter Monat mit 30 Tagen, oder (ii) der letzte Tag der Berechnungsperiode der letzte Tag des Monats Februar ist, wobei in diesem Fall der Monat Februar nicht als verlängerter Monat mit 30 Tagen gilt); und

(vi) wenn „30E/360" oder Basis Euroanleihen angegeben ist, die Anzahl der Tage in der Berechnungsperiode geteilt durch 360 (die Anzahl von Tagen auf Basis eines Jahres von 360 Tagen bestehend aus 12 Monaten zu je 30 Tagen ohne Berücksichtigung des Datums des ersten oder letzten Tages der Berechnungsperiode dieser Schuldverschreibung, sofern nicht — im Falle der letzten Berechnungsperiode — der Tag der letzten Fälligkeit der letzte Tag des Monats Februar ist, in welchem Falle der Monat Februar nicht als verlängerter Monat mit 30 Tagen gilt).

"Zinszahltag" bedeutet den Tag bzw. die Tage, die im jeweiligen Ergänzungskonditionenblatt angegeben sind oder gemäß den Bestimmungen desselben festgelegt wurden, und falls eine Business Day Convention im jeweiligen Ergänzungskonditionenblatt angegeben ist:

(i) erfolgt die Anpassung des Zinszahltages gemäß der jeweiligen Business Day Convention oder

(ii) falls es sich bei der Business Day Convention um die FRN Convention, Floating Rate Convention oder Eurodollar Convention handelt und ein Intervall einer Anzahl von Kalendermonaten im jeweiligen Ergänzungskonditionenblatt als Festgelegte Zinsperiode angegeben ist, ist es jeder Tag, welcher gemäß der FRN Convention, Floating Rate Convention oder Eurodollar Convention in der Festgelegten Zinsperiode der Kalendermonate nach dem Verzinsungsbeginn (im Falle des ersten Zinszahltages) oder nach dem vorherigen Zinszahltag (in den anderen Fällen) eintritt;

"Zusätzliches Finanzzentrum/Zusätzliche Finanzzentren" bezeichnet die Stadt bzw. die Städte, die im jeweiligen Ergänzungskonditionenblatt angegeben sind.

„Zusätzliches Geschäftszentrum/Zusätzliche Geschäftszentren" bezeichnet die Stadt bzw. die Städte, die im jeweiligen Ergänzungskonditionenblatt angegeben sind.

(b) Auslegung: In diesen Emissionsbedingungen:

(i) falls es sich bei den Schuldverschreibungen um Nullkupon-Schuldverschreibungen handelt, sind Bezugnahmen auf Zinsscheine und Zinsscheininhaber nicht möglich;

(ii) falls im jeweiligen Ergänzungskonditionenblatt Talons als den Schuldverschreibungen zum Zeitpunkt der Begebung als beigefügt angegeben sind, gilt eine Bezugnahme auf Zinsscheine als eine Bezugnahme auch auf Talons;

(iii) falls Talons nicht im jeweiligen Ergänzungskonditionenblatt als den Schuldverschreibungen zum Zeitpunkt der Begebung als beigefügt angegeben sind, ist eine Bezugnahme auf Talons nicht möglich.

(iv) gelten bei einer Bezugnahme auf Kapital der Rückzahlungsbetrag, jegliche zusätzlichen Beträge in Bezug auf Kapital, die gemäß Bedingung 12 (*Besteuerung*) zahlbar sind, jegliche in Bezug auf eine Schuldverschreibung zahlbaren Beträge und ein anderer Betrag in Form eines Kapitalbetrags, der gemäß diesen Emissionsbedingungen zahlbar ist, als miteingeschlossen;

(v) gelten bei einer Bezugnahme auf Zinsen zusätzliche Beträge in Bezug auf Zinsen, die gemäß Bedingung 12 (*Besteuerung*) zahlbar sind und jeder anderer Betrag in Form von Zinsen, der gemäß diesen Emissionsbedingungen zahlbar ist, als miteingeschlossen.

(vi) sollten Bezugnahmen auf „im Umlauf befindliche" Schuldverschreibungen gemäß den Bestimmungen des Emissions- und Zahlstellenvertrages ausgelegt werden, und

(vii) falls in Bedingung 2(a) (*Auslegung — Begriffsbestimmungen*) bei einem Begriff angegeben wird, dass dieser die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung hat, jedoch im betreffenden Ergänzungskonditionenblatt eine solche Bedeutung nicht festgelegt ist bzw. die Aussage

getroffen wird, dass ein solcher Begriff „keine Anwendung findet", so findet dieser Begriff auf die Schuldverschreibungen keine Anwendung.

3. Form, Stückelung und Eigentum

(a) Schuldverschreibungen werden in Form von Inhaberschuldverschreibungen mit ihrer(n) vorgesehenen Stückelung/Stückelungen und mit Zinsscheinen sowie, falls in dem jeweiligen Ergänzungskonditionenblatt angegeben, unter Beifügung von Talons begeben. Werden in einer Serie von Schuldverschreibungen, Schuldverschreibungen mit unterschiedlichen Stückelungen ausgegeben, so sind Schuldverschreibungen einer bestimmten Stückelung nicht gegen Schuldverschreibungen einer anderen Stückelung austauschbar. Das Eigentum an den Schuldverschreibungen und Zinsscheinen wird durch Übereinkunft über die Übertragung des Eigentumsrechts und Übergabe der Urkunde übertragen. Jeder Inhaber einer Schuldverschreibung oder eines Zinsscheins (gleich ob die Schuldverschreibung fällig ist oder nicht und ungeachtet einer Eigentums-, Treuhand- oder Anteilsbestätigung daran oder einer schriftlichen Bemerkung darauf, wie auch ungeachtet eines auf derselben vermerkten vorherigen Diebstahls oder Verlusts derselben) gilt (soweit gesetzlich nicht etwas anderes vorgeschrieben ist) als alleiniger Eigentümer und keine Person haftet dafür, dass er einen Inhaber einer Schuldverschreibung oder eines Zinsscheins wie einen Eigentümer der Schuldverschreibungen oder Zinsscheine behandelt. Niemand hat das Recht, eine Bedingung irgendeiner Schuldverschreibung gemäß dem Vertragsgesetz von 1999 (Contracts (Rights of Third Parties) Act of 1999) durchzusetzen.

(b) Die Schuldverschreibungen, bei denen der Kapitalbetrag in Raten rückzahlbar ist („Raten-Schuldverschreibungen"), sind mit einem Vordruck für die Erfassung von Kapitalrückzahlungen zu versehen.

4. Status — Nicht-nachrangige Schuldverschreibungen

(a) Diese Bedingung 4 (*Status — Nicht-nachrangige Schuldverschreibungen*) findet nur dann auf Schuldverschreibungen Anwendung, wenn diese im betreffenden Ergänzungskonditionenblatt als nicht nachrangig oder nicht als nachrangig bezeichnet werden („Nicht-nachrangige Schuldverschreibungen").

(b) Die Nicht-nachrangigen Schuldverschreibungen stellen direkte, unbedingte und nicht nachrangige Verpflichtungen der Emittentin dar und sind jederzeit untereinander ohne Vorzug gleichberechtigt. Sie sind mindestens gleichrangig mit allen anderen gegenwärtigen und künftigen direkten, unbedingten, nicht nachrangigen und unbesicherten Verpflichtungen der Emittentin, mit Ausnahme solcher Verpflichtungen, denen durch bindende, allgemein anwendbare gesetzliche Vorschriften der Vorrang eingeräumt wird.

5. Status — Nachrangige Schuldverschreibungen

(a) Diese Bedingung 5 *(„Status — Nachrangige Schuldverschreibungen")* findet nur dann auf Schuldverschreibungen der Emittentin Anwendung, wenn im betreffenden Ergänzungskonditionenblatt festgelegt ist dass diese nachrangig sind („Nachrangige Schuldverschreibungen").

(b) Die Nachrangigen Schuldverschreibungen stellen direkte, unbedingte, unbesicherte und nachrangige Verbindlichkeiten der Emittentin dar und sind jederzeit untereinander in Bezug auf Zahlungsrang sowie in jeder anderen Hinsicht ohne Vorzug gleichberechtigt. Sie sind zumindest jedoch gleichberechtigt mit allen anderen — gegenwärtigen und zukünftigen — nachrangigen Verbindlichkeiten der Emittentin, es sei denn, das geltende und allgemein anwendbare Recht räumt diesen Verbindlichkeiten verbindlich Vorrang ein oder die Verbindlichkeiten sind aufgrund ihrer Bedingungen gegenüber den Nachrangigen Schuldverschreibungen nachrangig. Nachrangige Schuldverschreibungen haben eine Laufzeit von mindestens fünf Jahren.

(c) Die Rechte der Inhaber von Nachrangigen Schuldverschreibungen stehen der bevorzugten vollständigen Zahlung der Einlagenverbindlichkeiten sowie allen anderen Verbindlichkeiten der Emittentin im Rang nach, mit Ausnahme derjenigen Verbindlichkeiten, die nach Maßgabe ihrer Bedingungen gleichrangig mit oder nachrangig gegenüber den Nachrangigen Schuldverschreibungen sind (jedoch nur in den nachstehend in Bedingung 5(d) genannten Fällen) und sind mindestens gleichberechtigt mit allen anderen nachrangigen Verbindlichkeiten der Emittentin (mit Ausnahme etwaiger nachrangiger Verbindlichkeiten, denen durch das geltende und allgemein anwendbare Recht Vorrang eingeräumt wird oder die aufgrund ihrer Bedingungen gegenüber den Nachrangigen Schuldverschreibungen nachrangig sind).

(d) Im Falle eines Insolvenzverfahrens über das Vermögen der Emittentin oder der Liquidation, Auflösung oder Abwicklung der Emittentin oder im Fall eines anderen Verfahrens aufgrund oder in Folge dessen die

Emittentin liquidiert, aufgelöst oder abgewickelt werden könnte, erfolgen solange keine Zahlungen an die Inhaber der Nachrangigen Schuldverschreibungen, bis alle Ansprüche aller nicht nachrangigen Gläubiger der Emittentin vollständig befriedigt sind, einschließlich der vorherigen vollständigen Zahlung der Einlagenverbindlichkeiten der Emittentin. Jedoch sind vorbehaltlich des Vorstehenden die Inhaber von Nachrangigen Schuldverschreibungen berechtigt, die vollständige Zahlung des Kapitalbetrags, der Zinsen und aller anderen fälligen Beträge in Bezug auf die Nachrangigen Schuldverschreibungen mindestens gleichberechtigt und anteilig mit allen anderen nachrangigen Verbindlichkeiten der Emittentin zu verlangen (mit Ausnahme etwaiger nachrangiger Verbindlichkeiten, denen durch das geltende und allgemein anwendbare Recht Vorrang eingeräumt wird oder die aufgrund ihrer Bedingungen gegenüber den Nachrangigen Schuldverschreibungen nachrangig sind). Die Emittentin wird die Inhaber der jeweiligen Nachrangigen Schuldverschreibungen gemäß Bedingung 20 *(Bekanntmachungen)* über ihre Ansprüche aus dieser Bedingung informieren.

(e) Inhaber von Nachrangigen Schuldverschreibungen sind nicht berechtigt (vor Gericht oder in anderer Weise), gegen jegliche fällige Forderungen, die aus einer Nachrangigen Schuldverschreibung zu leisten sind, aufzurechnen oder Gegenansprüche einzuwenden.

(f) Weder durch die Emittentin noch durch eine andere Person wurde oder wird zu irgendeiner Zeit eine Sicherheit, gleich welcher Art, zur Besicherung der Ansprüche der Inhaber der Nachrangigen Schuldverschreibungen aus denselben bestellt.

(g) Keine spätere Vereinbarung zwischen der Emittentin und den Inhabern der Nachrangigen Schuldverschreibungen darf dazu führen, dass die in diesen Bedingungen ausgeführten Bestimmungen in Bezug auf die Nachrangigkeit der Schuldverschreibung eingeschränkt werden oder die Laufzeit der Nachrangigen Schuldverschreibungen verkürzt wird, ausgenommen eine Änderung der Besteuerung führt zur Zahlung zusätzlicher Beträge gemäß Bedingung 12 *(Besteuerung)*.

(h) Inhaber von Nachrangigen Schuldverschreibungen sind, außer im Falle der Liquidation, Auflösung oder Abwicklung der Emittentin, bei einem Zahlungsversäumnis in Bezug auf die Nachrangigen Schuldverschreibungen oder einer Nichterfüllung einer Verpflichtung der Emittentin oder in anderen Fällen nicht berechtigt, ihre Nachrangigen Schuldverschreibungen vorzeitig fällig zu stellen.

6. Bestimmungen über festverzinsliche Schuldverschreibungen

(a) *Anwendung:* Diese Bedingung 6 (*Bestimmungen über festverzinsliche Schuldverschreibungen*) findet nur dann auf die Schuldverschreibungen Anwendung, wenn im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass die Bestimmungen über festverzinsliche Schuldverschreibungen Anwendung finden.

(b) *Zinslauf:* Die Zinsen laufen auf den Nennbetrag jeder Schuldverschreibung oder, im Falle einer Raten-Schuldverschreibung, auf jede Kapitalrate oder, im Falle einer teileingezahlten Schuldverschreibung, auf den eingezahlten Nennbetrag dieser Schuldverschreibung, oder anderenfalls wie im betreffenden Ergänzungskonditionenblatt angegeben auf. Die Schuldverschreibungen erbringen ab dem Verzinsungsbeginn zu dem Zinssatz Zinsen, die nachträglich an jedem Zinszahltag, vorbehaltlich der Bestimmungen der Bedingung 11 (*Zahlungen*), zahlbar sind. Der Zinslauf auf die Schuldverschreibungen endet am Fälligkeitstag der Rückzahlung (oder, im Falle einer Raten-Schuldverschreibung, für jede Kapitalrate am Fälligkeitstag ihrer Zahlung), es sei denn, die vollständige Zahlung des Rückzahlungsbetrags bzw. die betreffende Rate wird bei ordnungsgemäßer Vorlage unrechtmäßig einbehalten oder verweigert, wobei in diesem Fall die Schuldverschreibungen weiterhin entsprechend dieser Bedingung 6 (*Bestimmungen über festverzinsliche Schuldverschreibungen*) bis zum früheren der beiden folgenden Zeitpunkte verzinst werden (und zwar auch nach oder vor etwaigen Forderungen oder Urteilen): (i) der Tag an dem alle Beträge, die im Zusammenhang mit der Schuldverschreibung bis zu diesem Tage zu zahlen sind, von dem oder im Namen des betreffenden Schuldverschreibungsinhabers empfangen wurden, und (ii) der Tag, der sieben Tage nach dem Tag liegt, an dem die Hauptzahlstelle oder, sofern zutreffend, die Deutsche Hauptzahlstelle die betreffenden Schuldverschreibungsinhaber gemäß Bedingung 20 (*Bekanntmachungen*) darüber in Kenntnis gesetzt hat, dass sie alle Beträge, die im Zusammenhang mit den Schuldverschreibungen bis zu diesem siebten Tag zu zahlen sind, erhalten hat (außer im Fall eines nachfolgenden Zahlungsverzugs).

(c) *Festgelegter Zinsbetrag:* Der zahlbare Zinsbetrag in Bezug auf jede Schuldverschreibung für die jeweilige Zinsperiode ist der betreffende Festgelegte Zinsbetrag oder, falls die Schuldverschreibungen in mehr als einer Stückelung verfügbar sind, der entsprechend auf diese Stückelung entfallende Festgelegte Zinsbetrag.

(d) *Berechnung des Zinsbetrags:* Der für einen Zeitraum zahlbare Zinsbetrag in Bezug auf jede Schuldverschreibung, für die kein Festgelegter Zinsbetrag angegeben ist, errechnet sich aus dem Zinssatz auf den Nennbetrag der betroffenen Schuldverschreibung, der Multiplikation dieses Produktes mit dem jeweiligen Zinstagequotienten und dem Runden des Ergebnisses auf die kleinste Untereinheit der Festgelegten Währung (im Falle einer halben Untereinheit erfolgt das Aufrunden). Zu diesem Zwecke ist unter einer „Untereinheit" im Falle einer anderen Währung als Euro, der niedrigste Betrag einer solchen Währung, die als gesetzliche Währung im Land einer solchen Währung erhältlich ist, zu verstehen. Im Falle des Euro, bezeichnet es einen Cent.

7. Bestimmungen über variabel verzinsliche Schuldverschreibungen und indexgebundene verzinsliche Schuldverschreibungen

(a) *Anwendung:* Diese Bedingung 7 (*Bestimmungen über variabel verzinsliche Schuldverschreibungen und indexgebundene verzinsliche Schuldverschreibungen*) findet nur dann auf Schuldverschreibungen Anwendung, wenn im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass die Bestimmungen über variabel verzinsliche Schuldverschreibungen oder indexgebundene verzinsliche Schuldverschreibungen Anwendung finden.

(b) *Zinslauf:* Die Zinsen laufen auf den Nennbetrag jeder Schuldverschreibung oder, im Falle einer Raten-Schuldverschreibung, auf jede Kapitalrate oder, im Falle einer teileingezahlten Schuldverschreibung, auf den eingezahlten Nennbetrag dieser Schuldverschreibung, oder anderenfalls wie im betreffenden Ergänzungskonditionenblatt angegeben auf. Die Schuldverschreibungen erbringen ab dem Verzinsungsbeginn zu dem Zinssatz Zinsen, die nachträglich an jedem Zinszahltag, vorbehaltlich der Bestimmungen der Bedingung 11 (Zahlungen), zahlbar sind. Der Zinslauf auf die Schuldverschreibungen endet am Fälligkeitstag der Rückzahlung (oder, im Falle einer Raten-Schuldverschreibung, für jede Kapitalrate am Fälligkeitstag ihrer Zahlung), es sei denn, die vollständige Zahlung des Rückzahlungsbetrags bzw. die betreffende Rate wird bei ordnungsgemäßer Vorlage unrechtmäßig einbehalten oder verweigert, in welchem Fall die Schuldverschreibungen weiterhin entsprechend dieser Bedingung 7 (*Bestimmungen über variabel verzinsliche Schuldverschreibungen und indexgebundene verzinsliche Schuldverschreibungen*) bis zum früheren der folgenden Zeitpunkte verzinst werden (und zwar auch nach oder vor etwaigen Forderungen oder Urteilen): (i) der Tag an dem alle Beträge, die im Zusammenhang mit den Schuldverschreibungen bis zu diesem Tage zu zahlen sind, von dem oder im Namen des betreffenden Schuldverschreibungsinhaber empfangen werden, und (ii) der Tag, der sieben Tage nach dem Tag liegt, an dem die Hauptzahlstelle oder, sofern zutreffend, die Deutsche Hauptzahlstelle die Schuldverschreibungsinhaber gemäß Bedingung 20 (*Bekanntmachungen*) darüber in Kenntnis gesetzt hat, dass sie alle Beträge, die im Zusammenhang mit den Schuldverschreibungen bis zu diesem siebten Tag zu zahlen sind, erhalten hat (außer im Fall eines nachfolgenden Zahlungsverzugs).

(c) *Bildschirmfestlegung:* Falls die Festlegung des Bildschirmsatzes im jeweiligen Ergänzungskonditionenblatt als Berechnungsmethode für den Zinssatz bzw. die Zinssätze angegeben wurde, berechnet sich der auf die Schuldverschreibungen anzuwendende Zinssatz für die jeweilige Zinsperiode durch die Berechnungsstelle wie folgt:

(i) falls der Referenzsatz ein zusammengefasster Kurs ist oder üblicherweise durch eine Einheit bereitgestellt wird, ermittelt die Berechnungsstelle den Referenzsatz, der auf der Relevanten Bildschirmseite zum Relevanten Zeitpunkt zum betreffenden Zinsberechnungstermin angezeigt wird;

(ii) in jedem anderen Fall ermittelt die Berechnungsstelle das arithmetische Mittel der Referenzsätze, die auf der Relevanten Bildschirmseite zum Relevanten Zeitpunkt zum betreffenden Zinsberechnungstermin angezeigt werden;

(iii) falls wie im vorstehenden Fall (i) kein solcher Satz auf jener Seite erscheint, wenn wie im vorstehenden Fall (ii) weniger als zwei solcher Sätze auf einer solchen Seite erscheinen oder wenn in beiden Fällen die Relevante Bildschirmseite nicht verfügbar ist, wird die Berechnungsstelle:

(A) von der Hauptniederlassung jeder Referenzbank am Relevanten Finanzzentrum die Stellung des Referenzsatzes im Interbankenmarkt des Relevanten Finanzzentrums gegenüber erstklassigen Banken ungefähr zum Relevanten Zeitpunkt des Zinsberechnungstermins für einen Betrag anfordern, der für eine einzelne Transaktion auf diesem Markt zu diesem Zeitpunkt repräsentativ ist, sowie

(B) das arithmetische Mittel dieser Referenzsätze ermitteln; und

(iv) falls trotz Anforderung weniger als zwei Referenzsätze bereitgestellt werden, ermittelt die Berechnungsstelle das arithmetische Mittel der Sätze (die, wie von der Berechnungsstelle ermittelt, dem Referenzsatz am nächsten sind), die von durch die Berechnungsstelle benannte Großbanken im Hauptfinanzzentrum der Festgelegten Währung um ca. 11:00 Uhr (Ortszeit des Hauptfinanzzentrums der Festgelegten Währung) am ersten Tag der betreffenden Zinsperiode für Darlehen in der Festgelegten Währung an führende europäische Banken für einen Zeitraum, der der betreffenden Zinsperiode entspricht, und für einen Betrag gestellt werden, der für eine einzelne Transaktion auf diesem Markt zu diesem Zeitpunkt repräsentativ ist,

und der Zinssatz für diese Zinsperiode ist die Summe der Marge und des Satzes oder (sofern zutreffend) das auf diese Weise ermittelte arithmetische Mittel, *wobei jedoch gilt*, dass für den Fall, dass die Berechnungsstelle nicht in der Lage ist, einen Satz oder, sofern zutreffend, ein arithmetisches Mittel gemäß der oben genannten Regelung in Bezug auf eine jegliche Zinsperiode zu ermitteln, so soll in der genannten Zinsperiode derjenige Zinssatz auf die Schuldverschreibungen Anwendung finden, der sich aus der Summe der Marge und des Satzes oder, sofern zutreffend, dem arithmetischen Mittel errechnet, die für die vorhergehende Zinsperiode für Schuldverschreibungen festgesetzt wurde.

(d) *ISDA-Festlegung:* Falls die Ermittlung nach ISDA im jeweiligen Ergänzungskonditionenblatt als Berechnungsmethode für den Zinssatz bzw. die Zinssätze angegeben wurde, berechnet sich der auf Schuldverschreibungen anwendbare Zinssatz für die jeweilige Zinsperiode aus der Summe der Marge und des betreffenden ISDA-Satzes, wobei hier der „ISDA-Satz" in Bezug auf eine beliebige Zinsperiode einen Satz bezeichnet, der dem variablen Satz (im Sinne der ISDA-Definitionen) entspricht, der von der Berechnungsstelle im Rahmen einer Zinsswap-Transaktion bestimmt werden würde, falls die Berechnungsstelle als Berechnungsstelle für diese Zinsswap-Transaktion im Rahmen eines Vertrags auftritt, der die ISDA-Definitionen einbezieht und im Rahmen dessen:

(i) die Floating Rate-Option (im Sinne der ISDA-Definitionen) bestimmt ist, wie im jeweiligen Ergänzungskonditionenblatt angegeben;

(ii) die vorgesehene Endfälligkeit (im Sinne der ISDA-Definitionen) ein im jeweiligen Ergänzungskonditionenblatt angegebener Zeitraum ist; und

(iii) der maßgebliche Neufestsetzungstag (im Sinne der ISDA-Definitionen) entweder

(A) der erste Tag dieser Zinsperiode ist, falls die relevante Floating Rate-Option auf dem Londoner Interbanken Angebotssatz (LIBOR) für eine Währung basiert, oder

(B) in allen anderen Fallen, wie im jeweiligen Ergänzungskonditionenblatt angegeben ist.

(e) *Indexgebundener Zinssatz:* Falls die Bestimmungen über indexgebundene verzinsliche Schuldverschreibungen im jeweiligen Ergänzungskonditionenblatt als anwendbar angegeben sind, wird der auf die Schuldverschreibungen anzuwendende Zinssatz bzw. werden die auf die Schuldverschreibungen anzuwendenden Zinssätze für jede Zinsperiode in der im jeweiligen Ergänzungskonditionenblatt angegebenen Weise ermittelt.

(f) Höchst- und Mindestzinssatz: Falls im jeweiligen Ergänzungskonditionenblatt ein Höchst- oder Mindestzinssatz angegeben ist, so darf der Zinssatz in keinem Fall den angegebenen Höchstwert über- bzw. den angegebenen Mindestwert unterschreiten.

(g) *Berechnung des Zinsbetrages:* Die Berechnungsstelle wird baldmöglichst nach dem Termin, an dem der Zinssatz in Bezug auf die jeweilige Zinsperiode bestimmt werden muss, den Zinsbetrag, der in Bezug auf die jeweilige Schuldverschreibung für diese Zinsperiode zu zahlen ist, berechnen. Der Zinsbetrag errechnet sich aus dem Zinssatz für die betreffende Zinsperiode auf den Nennbetrag der Schuldverschreibung während dieser Zinsperiode und der Multiplikation dieses Produktes mit dem jeweiligen Zinstagequotienten.

(h) *Berechnung sonstiger Beträge:* Falls im jeweiligen Ergänzungskonditionenblatt angegeben ist, dass sonstige Beträge von der Berechnungsstelle zu berechnen sind, wird die Berechnungsstelle baldmöglichst nach dem Termin oder den Terminen, an denen einer dieser Beträge bestimmt werden soll, den betreffenden Betrag berechnen. Der betreffende Betrag wird durch die Berechnungsstelle in der im jeweiligen Ergänzungskonditionenblatt angegebenen Weise berechnet.

(i) *Bekanntmachung:* Die Berechnungsstelle wird dafür Sorge tragen, dass jeder Zinssatz und Zinsbetrag, der durch sie ermittelt wird, zusammen mit dem maßgeblichen Zinszahltag sowie jeder andere Betrag oder jede anderen Beträge samt maßgeblichem Zahlungstermin, der/die durch sie zu berechnen ist/sind, der Emittentin, den Zahlstellen und, sofern zutreffend, jeder Zulassungsstelle, Börse und/oder jedem Notierungssystem, durch die oder durch das die Schuldverschreibungen zur Zulassung, zum Handel oder zur Notierung zugelassen sind, unverzüglich nach der Ermittlung mitgeteilt wird, jedoch (für den Zinssatz, Zinsbetrag und Zinszahltag) keinesfalls später als am ersten Tag der relevanten Zinsperiode. Diese Berechnung wird sogleich den Schuldverschreibungsinhabern unverzüglich mitgeteilt. Für den Fall einer Verlängerung oder Verkürzung der betreffenden Zinsperiode ist die Berechnungsstelle berechtigt, ohne Mitteilung jeden Zinsbetrag (auf der Basis der vorhergehenden Bestimmungen) neu zu berechnen.

(j) *Mitteilungen:* Alle Mitteilungen, Einschätzungen, Festlegungen, Bescheinigungen, Berechnungen, Gebote und Entscheidungen, die von der Berechnungsstelle im Zusammenhang mit dieser Bedingung durch die Berechnungsstelle gemacht, abgegeben, vorgenommen bzw. von dieser erhalten wurden, sind (sofern kein offensichtlicher Irrtum vorliegt) für die Emittentin, die Zahlstellen, und die Schuldverschreibungsinhaber verbindlich. Vorbehaltlich des Vorstehenden trifft die Berechnungsstelle keine Haftung gegenüber einer dieser Personen in Zusammenhang mit der Ausübung oder Nichtausübung ihrer Rechte, Pflichten und ihres Ermessens für diese Zwecke.

8. Bestimmungen über Nullkupon-Schuldverschreibungen

(a) *Anwendung:* Diese Bedingung 8 (*Bestimmungen über Nullkupon-Schuldverschreibungen*) findet nur dann auf die Schuldverschreibungen Anwendung, wenn im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass die Bestimmungen über Nullkupon-Schuldverschreibungen Anwendung finden.

(b) *Verspätete Zahlung auf Nullkupon-Schuldverschreibungen:* Wird der Rückzahlungsbetrag, der in Bezug auf eine Nullkupon-Schuldverschreibung zahlbar ist, missbräuchlich einbehalten oder wird die Rückzahlung verweigert, entspricht der Rückzahlungsbetrag danach der Summe aus:

   (i) Referenzpreis; und

   (ii) Produkt der Aufgelaufene Rendite (jährlich kapitalisiert) bezogen auf den Referenzpreis auf Basis des relevanten Zinstagequotienten beginnend ab dem Begebungstag (einschließlich) bis zu dem früheren der beiden folgenden Termine (ausschließlich): (i) der Tag, an dem alle Beträge, die im Zusammenhang mit den Schuldverschreibungen bis zu diesem Tage zu zahlen sind, von dem oder im Namen des betreffenden Schuldverschreibungsinhabers empfangen werden, und (ii) dem Tag, der sieben Tage nach dem Tag liegt, an dem die Hauptzahlstelle oder, sofern zutreffend, die Deutsche Hauptzahlstelle gemäß Bedingung 20 (*Bekanntmachungen*) die Schuldverschreibungsinhaber darüber in Kenntnis gesetzt hat, dass sie alle Beträge, die im Zusammenhang mit den Schuldverschreibungen bis zu diesem siebten Tag zu zahlen sind, erhalten hat (außer im Falle eines nachfolgenden Zahlungsverzugs).

9. Bestimmungen über Doppelwährungs-Schuldverschreibungen

(a) *Anwendung:* Diese Bedingung 9 (Bestimmungen über Doppelwährungs-Schuldverschreibungen) findet nur dann auf die Schuldverschreibungen Anwendung, wenn im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass die Bestimmungen über Doppelwährungs-Schuldverschreibungen Anwendung finden.

(b) *Zinssatz:* Falls der Zinssatz oder -betrag nicht durch Bezugnahme auf einen Wechselkurs ermittelt wird, wird der Zinssatz oder -betrag in der im jeweiligen Ergänzungskonditionenblatt angegebenen Weise berechnet.

10. Rückzahlung und Rückkauf

(a) *Planmäßige Rückzahlung:* Soweit nicht bereits zurückgezahlt oder zurückgekauft und entwertet, wird jede Schuldverschreibung am Endfälligkeitstag zu ihrem Rückzahlungsbetrag bei Endfälligkeit (oder, im Falle von Raten-Schuldverschreibungen, in der Zahl von Raten und der Höhe von Beträgen, wie im betreffenden Ergänzungskonditionenblatt angegeben) zurückgezahlt, vorbehaltlich der Bestimmungen in Bedingung 11 (*Zahlungen*).

(b) *Vorzeitige Rückzahlung aus Steuergründen:* Die Schuldverschreibungen können nach Ermessen der Emittentin an folgenden Terminen ganz, aber nicht teilweise zurückgezahlt werden:

(i) jederzeit, sofern im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass weder die Bestimmungen über variabel verzinsliche Schuldverschreibungen oder indexgebundene verzinsliche Schuldverschreibungen Anwendung finden; oder

(ii) zu jedem Zinszahltag, sofern im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass entweder die Bestimmungen über variabel verzinsliche Schuldverschreibungen oder indexgebundene verzinsliche Schuldverschreibungen Anwendung finden.

durch unwiderrufliche Mitteilung an die Inhaber der Schuldverschreibungen unter Einhaltung einer Frist von nicht weniger als 30 und nicht mehr als 60 Tagen, zu ihrem Vorzeitigen Rückzahlungsbetrag (Steuer), abzüglich, im Falle einer Raten-Schuldverschreibung, dem Gesamtbetrag aller vor diesem für die Rückzahlung festgelegten Termin aufgrund einer anderen Bedingung fälligen und zahlbaren Raten in Bezug auf diese Raten-Schuldverschreibung (dieser Betrag bleibt, insoweit er dann nicht gezahlt wird, fällig und zahlbar), zusammen mit etwa darauf aufgelaufenen Zinsen bis zum für die Rückzahlung festgelegten Datum, falls:

(A) die Emittentin verpflichtet ist oder verpflichtet wird, aufgrund einer Änderung oder Ergänzung der Gesetze oder Vorschriften der Rechtsordnung des Gründungsstaats der Emittentin oder einer seiner Gebietskörperschaften oder einer dortigen zur Steuererhebung ermächtigten Behörde oder Stelle oder der Anwendung oder der offiziellen Auslegung dieser Gesetze oder Vorschriften (einschließlich Urteile von zuständigen Gerichten), die am oder nach dem Emissionsdatum der ersten Tranche von Schuldverschreibungen in Kraft tritt, zusätzliche Beträge zu zahlen, die in Bedingung 12 (*Besteuerung*) entweder vorgegeben sind oder auf die dort verwiesen wird; und

(B) diese Verpflichtung nicht durch angemessene Maßnahmen der Emittentin vermieden werden kann,

vorausgesetzt, dass eine solche Mitteilung über die Rückzahlung nicht früher erfolgen darf als:

(1) im Falle von Schuldverschreibungen, die jederzeit zurückgezahlt werden können, 90 Tage vor dem frühesten Termin, an dem die Emittentin zur Zahlung solcher zusätzlichen Beträge verpflichtet wäre, wenn zu diesem Zeitpunkt eine Zahlung auf die Schuldverschreibungen fällig würde, oder

(2) im Falle von Schuldverschreibungen, die nur am Zinszahltag zurückgezahlt werden können, 60 Tage vor dem Zinszahltag der unmittelbar vor dem frühesten Termin liegt, an dem die Emittentin zur Zahlung solcher zusätzlichen Beträge verpflichtet wäre, wenn zu diesem Zeitpunkt eine Zahlung auf die Schuldverschreibungen fällig würde.

Vor Veröffentlichung einer solchen Mitteilung über die Rückzahlung, wie in diesem Absatz vorgesehen, wird die Emittentin der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle (A) eine durch zwei Mitglieder der Geschäftsleitung der Emittentin unterzeichnete Bestätigung liefern, die besagt, dass die Emittentin zu einer solchen Rückzahlung berechtigt ist, und die tatsächlichen Umstände darstellt, die aufzeigen, dass die Voraussetzungen des Rückzahlungsrechts der Emittentin vorliegen und (B) ein Rechtsgutachten von unabhängigen und angesehenen Rechtsberatern liefern, das besagt, dass die Emittentin verpflichtet ist bzw. verpflichtet wird, aufgrund einer solchen Änderung oder Ergänzung zusätzliche Beträge zu zahlen. Nach Ablauf einer solchen Mitteilungsfrist nach dieser Bedingung 10(b) ist die Emittentin dazu verpflichtet, die Schuldverschreibungen in Übereinstimmung mit dieser Bedingung 10(b) zurückzuzahlen.

(c) *Rückzahlungsoption der Emittentin:* Falls im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass die vorzeitige Rückzahlungsoption (Call) Anwendung findet, kann die Emittentin die Schuldverschreibungen an einem Vorzeitigen Rückzahlungstermin (Call) durch unwiderrufliche, mit einer Frist von mindestens 30 Tagen auszustattende Benachrichtigung an die Schuldverschreibungsinhaber ganz oder (falls im betreffenden Ergänzungskonditionenblatt bestimmt) teilweise zum Vorzeitigen Rückzahlungsbetrag (Call) zurückzahlen abzüglich, im Falle einer Raten-Schuldverschreibung, dem Gesamtbetrag aller aufgrund einer anderen Bestimmung vor dem Rückzahltag fällig und zahlbar gewordenen Raten in Bezug auf diese Schuldverschreibung (dieser Betrag bleibt, insoweit er dann nicht gezahlt wurde, fällig und zahlbar) (wobei die unwiderrufliche Benachrichtigung an die Schuldverschreibungsinhaber die Emittentin dazu verpflichtet, die Schuldverschreibungen bzw. die durch diese Benachrichtigung bestimmten Schuldverschreibungen an dem betreffenden Vorzeitigen Rückzahlungstermin (Call) zum Vorzeitigen Rückzahlungsbetrag (Call), zuzüglich, sofern zutreffend, bis zu diesem Termin aufgelaufener Zinsen zurückzuzahlen). Diese Bedingung 10(c) findet auf Nachrangige

Schuldverschreibungen keine Anwendung mit Ausnahme der in Bedingung 5(g) (*Status der Nachrangigen Schuldverschreibungen*) und 10(b) (*Vorzeitige Rückzahlung aus Steuergründen*) näher beschriebenen Umstände.

(d) *Teilrückzahlung:* Falls die Schuldverschreibungen nur zum Teil zu einem Datum gemäß Bedingung 10(c) (*Rückzahlungsoption der Emittentin*) zurückzuzahlen sind, müssen die rückzahlbaren Schuldverschreibungen durch Auslosung an einem Ort, der von der Hauptzahlstelle oder, sofern zutreffend, von der Deutschen Hauptzahlstelle bestimmt wird und nach einem Verfahren, das von der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle für angemessen gehalten wird, vorbehaltlich der Einhaltung aller anwendbaren Gesetze und, sofern zutreffend, Vorschriften jeder Zulassungsstelle, Börse und/oder Notierungssystem an der die betreffenden Schuldverschreibungen etwa zugelassen, gehandelt oder notiert sind, bestimmt werden. Die Benachrichtigung der Schuldverschreibungsinhaber, die gemäß Absatz 10(c) (*Rückzahlungsoption der Emittentin*) vorzunehmen ist, muss die Seriennummern der Schuldverschreibungen angeben, auf die eine Rückzahlung erfolgt. Falls ein Höchst- oder Mindestrückzahlungsbetrag im betreffenden Ergänzungskonditionenblatt bestimmt ist, darf der Vorzeitige Rückzahlungsbetrag (Call) diesen bestimmten Höchstbetrag nicht übersteigen bzw. diesen bestimmten Mindestbetrag nicht unterschreiten.

(e) *Rückzahlung nach Wahl der Inhaber der Schuldverschreibungen:* Falls das dem Schuldverschreibungsinhaber zustehende Recht auf Rückzahlung in dem entsprechenden Ergänzungskonditionenblatt als anwendbar festgelegt ist, hat die Emittentin — nach Ausübung des Rückzahlungsrechts durch Inhaber etwaiger Schuldverschreibungen — diese Schuldverschreibungen an dem in der betreffenden Erklärung des Vorzeitigen Rückzahlungsverlangens festgelegten Vorzeitigen Rückzahlungstermin (Put) zum Vorzeitigen Rückzahlungsbetrag (Put) zurückzahlen, abzüglich, im Falle einer Raten-Schuldverschreibung, dem Gesamtbetrag aller aufgrund einer anderen Bedingung vor dem Rückzahltag fälligen und zahlbaren Raten in Bezug auf diese Schuldverschreibung (dieser Betrag bleibt, insoweit er dann nicht gezahlt wird, fällig und zahlbar), zusammen mit den bis zu diesem Zeitpunkt etwa darauf aufgelaufenen Zinsen. Um das dem Schuldverschreibungsinhaber zustehende Recht auf Rückzahlung in dieser Bedingung 10(e) ausüben zu können, muss der Inhaber einer Schuldverschreibung nicht weniger als 45 Tage vor dem entsprechenden Vorzeitigen Rückzahlungstermin (Put) die betreffende Schuldverschreibung zusammen mit allen damit verbundenen nicht fälligen Zinsscheinen sowie einer ordnungsgemäß ausgefüllten Erklärung des Vorzeitigen Rückzahlungsverlangens auf einem bei einer Zahlstelle erhältlichen Vordruck bei einer Zahlstelle hinterlegen. Die Zahlstelle, bei der eine Schuldverschreibung auf diese Art und Weise hinterlegt wird, händigt an den hinterlegenden Schuldverschreibungsinhaber eine ordnungsgemäß ausgefüllte Bescheinigung über ein vorzeitiges Rückzahlungsverlangen aus. Eine Schuldverschreibung, die mit einer ordnungsgemäß ausgefüllten Erklärung des Vorzeitigen Rückzahlungsverlangens gemäß dieser Bedingung 10(e) hinterlegt worden ist, kann nicht zurückgenommen werden, *es sei denn*, dass eine solche Schuldverschreibung vor dem entsprechenden Vorzeitigen Rückzahlungstermin (Put) sofort fällig und zahlbar wird oder, bei ordnungsgemäßer Übergabe einer solchen Schuldverschreibung am entsprechenden Vorzeitigen Rückzahlungstermin (Put), die Zahlung des zurück zu zahlenden Betrages unzulässigerweise zurückgehalten oder verweigert wird, worüber die betreffende Zahlstelle eine Benachrichtigung an den hinterlegenden Schuldverschreibungsinhaber unter der Adresse, die vom Inhaber in der entsprechenden Erklärung des Vorzeitigen Rückzahlungsverlangens angegeben wurde, versendet und sie diese Schuldverschreibung in ihrer Bezeichneten Geschäftsstelle zur Abholung durch den hinterlegenden Schuldverschreibungsinhaber gegen Aushändigung der entsprechenden Bescheinigung über ein vorzeitiges Rückzahlungsverlangen bereit hält. So lange eine ausstehende Schuldverschreibung bei einer Zahlstelle gemäß dieser Bedingung 10(e) verwahrt wird, ist der Hinterleger dieser Schuldverschreibung und nicht die Zahlstelle in jeder Hinsicht als Schuldverschreibungsinhaber anzusehen. Diese Bedingung 10(e) findet auf Nachrangige Schuldverschreibungen nur insoweit Anwendung, wie in Bedingung 13(c) (*Nachrangige Schuldverschreibungen*) ausgeführt.

(f) *Keine sonstige Rückzahlung:* Die Emittentin ist nicht berechtigt, Schuldverschreibungen in einer anderen als in den vorstehenden Absätzen (a) bis (e) beschriebenen Art zurückzuzahlen.

(g) *Vorzeitige Rückzahlung von Nullkupon-Schuldverschreibungen:* Sofern im betreffenden Ergänzungskonditionenblatt nicht anders angegeben, entspricht der Rückzahlungsbetrag, der bei der Rückzahlung einer Nullkupon-Schuldverschreibung zu einem Zeitpunkt vor dem Endfälligkeitstag zahlbar ist, der Summe aus:

(i) dem Referenzpreis; und

(ii) dem Produkt aus der Aufgelaufene Rendite (jährlich kapitalisiert) bezogen auf den Referenzpreis beginnend ab dem Begebungstag (einschließlich) bis zu dem für die Rückzahlung festgelegten Termin (ausschließlich) oder (sofern zutreffend) dem Tag, an dem die Schuldverschreibung fällig und zahlbar wird.

Erfolgt eine solche Berechnung für einen Zeitraum, der keinen vollen Jahreszeitraum darstellt, so erfolgt die Berechnung für den Zeitraum von weniger als einem Jahr auf Basis des Zinstagequotienten wie er im Ergänzungskonditionenblatt zum Zwecke dieser Bedingung 10(g) angegeben ist oder, falls keiner angegeben ist, eines Zinstagequotienten von 30E/360.

(h) *Rückkauf von Schuldverschreibungen:* Die Emittentin und ihre Tochtergesellschaften können jederzeit Schuldverschreibungen auf dem öffentlichen Markt oder in anderer Weise zu jedem Preis erwerben, solange alle noch nicht fälligen Zinsscheine mit den Schuldverschreibungen erworben werden. Die auf diese Weise erworbenen Schuldverschreibungen können gehalten, veräußert oder zur Entwertung übergeben werden.

(i) *Entwertung:* Alle in Übereinstimmung mit dieser Bedingung von der Emittentin und ihren Tochtergesellschaften zurückgezahlten oder zurückgekauften, noch nicht fälligen Schuldverschreibungen und alle noch nicht fälligen Zinsscheine, die mit den Schuldverschreibungen verbunden sind oder mit diesen übergeben werden, werden unverzüglich entwertet und dürfen nicht wieder ausgegeben oder weiterverkauft werden.

11. Zahlungen

(a) *Kapital:* Die Zahlung des Kapitals erfolgt nur gegen Vorlage und (außer im Falle einer Teilrückzahlung, was, im Fall einer Raten-Schuldverschreibung, die Zahlung einer anderen Rate als der letzten beinhaltet) Aushändigung der bei der Bezeichneten Geschäftsstelle einer der Zahlstellen außerhalb der Vereinigten Staaten per Scheck, der in der Währung ausgestellt ist, in der die Zahlung fällig ist (im Falle von Zahlungen in japanischen Yen an einen Nicht-Gebietsansässigen Japans, gezogen auf eine zugelassene Devisenbank), sonst durch Überweisung auf ein Konto, das in der gleichen Währung geführt ist (oder, im Falle von Euro, jegliches andere Konto auf das Beträge in Euro gutgeschrieben bzw. überwiesen werden können) (im Falle von Zahlungen in japanischen Yen an einen Nicht-Gebietsansässigen Japans, ein durch den Zahlungsempfänger benanntes Auslandskonto bei einer zugelassene Devisenbank) und vom Zahlungsempfänger bei einer Bank, die im Hauptfinanzzentrum der Währung ansässig ist, geführt wird (im Falle eines Schecks, der in *Sterling* ausgestellt ist bei einer *town clearing branch* einer Bank in der City of London).

(b) *Zinszahlungen:* Zinszahlungen werden unter der Voraussetzung von Absatz (h) dieser Bedingung nur gegen Vorlegung für den Fall, dass die Zahlung in vollem Umfang geleistet wurde, gegen Aushändigung der betreffenden Zinsscheine bei der Bezeichneten Geschäftsstelle einer der Zahlstellen außerhalb der Vereinigten Staaten in der in Absatz (a) bezeichneten Weise vorgenommen.

(c) *Zahlungen in New York City:* Zahlungen auf das Kapital und von Zinsen können bei einer der Bezeichneten Geschäftsstellen einer Zahlstelle in New York City erfolgen, wenn (i) die Emittentin eine Zahlstelle außerhalb der Vereinigten Staaten in der angemessenen Erwartung bestimmt hat, dass diese Zahlstelle den vollen Betrag der fälligen Zinsen auf Schuldverschreibungen in der Währung zahlen kann, in der dieser Betrag zu zahlen ist, (ii) die vollständige Zahlung dieser Zinsen in den Niederlassungen aller angegebenen Zahlstellen rechtswidrig oder durch Devisenkontrollen oder andere vergleichbare Beschränkungen ausgeschlossen ist und (iii) die Zahlung nach anwendbarem Recht der Vereinigten Staaten zulässig ist. Für den Fall, dass die Ziffern (i), (ii) und (iii) des vorstehenden Satzes Anwendung finden, wird die Emittentin unverzüglich eine Zahlstelle mit Bezeichneter Geschäftsstelle in New York City benennen.

(d) *Verhältnis der Zahlungen zu steuerrechtlichen Vorschriften:* Alle Zahlungen in Bezug auf die Schuldverschreibungen unterliegen unbeschadet der von Bedingung 12 (*Besteuerung*) getroffenen Bestimmungen in jedem Fall den jeweils am Zahlungsort anwendbaren abgabe- und steuerrechtlichen sowie sonstigen Gesetzen und Vorschriften. Im Hinblick auf diese Zahlungen werden keinerlei Provisionen oder Kosten von den Schuldverschreibungsinhabern erhoben.

(e) *Einbehalt für noch nicht fällige Zinsscheine:* Falls im betreffenden Ergänzungskonditionenblatt bestimmt ist, dass die Bestimmungen über festverzinsliche Schuldverschreibungen anwendbar sind, und eine Schuldverschreibung ohne alle damit verbundenen, noch nicht fälligen Zinsscheine vorgelegt wird:

(i) wird, falls der Gesamtbetrag auf die fehlenden Zinsscheine weniger als das zur Zahlung fällige Kapital ist oder diesem entspricht, der Gesamtbetrag auf die fehlenden Zinsscheine von dem zur Zahlung fälligen Kapital abgezogen; *falls jedoch* der zur Zahlung zur Verfügung stehenden Gesamtbetrag weniger als das zur Zahlung fällige Kapital ist, wird der abgezogene Betrag dem Teil des Gesamtbetrages auf diese fehlenden Zinsscheine gleichen, der sich aus dem Verhältnis zwischen dem tatsächlich zur Zahlung zur Verfügung stehenden Gesamtbetrag und dem zur Zahlung fälligen Kapital ergibt;

(ii) falls der Gesamtbetrag auf die fehlenden Zinsscheine größer ist als das zur Zahlung fällige Kapital:

(A) werden so viele von den fehlenden Zinsscheinen ungültig (in umgekehrtem Reihenfolge zur Fälligkeit), dass der Gesamtbetrag der von diesen fehlenden Zinsscheinen verbleibenden (die "betreffenden Zinsscheine") dem zur Zahlung fälligen Kapital entspricht; *falls jedoch* dieser Absatz dazu führen würde, dass ein Bruchteil eines fehlenden Zinsscheins ungültig werden müsste, wird dieser Zinsschein als Ganzes ungültig; und

(B) wird der Gesamtbetrag der betreffenden Zinsscheine (oder, falls weniger, das zur Zahlung fällige Kapital) von dem zur Zahlung fälligen Kapital abgezogen; *falls jedoch* der zur Zahlung zur Verfügung stehende Gesamtbetrag weniger als das zur Zahlung fällige Kapital ist, wird der abgezogene Betrag dem Teil des Gesamtbetrages der betreffenden Zinsscheine (oder, sofern zutreffend, des zur Zahlung fälligen Kapitals) gleichen, der sich aus dem Verhältnis zwischen dem tatsächlich zur Zahlung zur Verfügung stehenden Gesamtbetrag und dem zur Zahlung fälligen Kapital ergibt.

Jeder Betrag des Kapitals, der so abgezogen wird, wird gemäß Absatz (a) gegen Vorlegung und für den Fall, dass die Zahlung in vollem Umfang geleistet wurde, Aushändigung der entsprechenden fehlenden Zinsscheine gezahlt.

(f) *Ungültigkeit noch nicht fälliger Zinsscheine:* Falls im entsprechenden Ergänzungskonditionenblatt bestimmt ist, dass diese Bedingung 11(f) oder die Bestimmungen über variabel verzinsliche Schuldverschreibungen und indexgebundene verzinsliche Schuldverschreibungen anwendbar sind, werden zum Fälligkeitstermin für die endfällige Rückzahlung einer Schuldverschreibung oder bei vorzeitiger Rückzahlung einer solchen Schuldverschreibung gemäß Bedingung 10(b) (*Vorzeitige Rückzahlung aus Steuergründen*), Bedingung 10(e) (*Rückzahlung nach Wahl der Inhaber der Schuldverschreibungen*), Bedingung 10(c) (*Rückzahlungsoption der Emittentin*) oder Bedingung 13 (*Kündigungsgründe*) alle noch nicht fälligen Zinsscheine (ob beigefügt oder nicht) ungültig und es werden darauf keine Zahlungen mehr geleistet.

(g) *Zahlungen an Geschäftstagen:* Falls der Fälligkeitstag für die Zahlung fälliger Beträge in Bezug auf eine Schuldverschreibung oder Zinsscheine kein Zahltag am Ort der Vorlegung ist, hat der Schuldverschreibungsinhaber oder der Zinsscheininhaber keinen Anspruch auf Zahlung des fälligen Betrages vor dem nächsten Zahltag an diesem Ort. Im Hinblick auf diese Verzögerung haben der Schuldverschreibungsinhaber oder der Zinsscheininhaber auch keinen weiteren Zahlungsanspruch, wie z.B. auf Zahlung von Zinsen.

(h) *Zahlungen außer auf fällige Zinsscheine:* Zinszahlung, mit Ausnahme solcher auf fällige Zinsscheine, werden nur gegen Vorlegung der entsprechenden Schuldverschreibung bei der Bezeichneten Geschäftsstelle einer Zahlstelle außerhalb der Vereinigten Staaten (oder in New York City, falls gemäß Absatz (c) erlaubt) vorgenommen.

(i) *Teilzahlungen:* Falls eine Zahlstelle eine Teilzahlung auf eine Schuldverschreibung oder einen Zinsschein vornimmt, der ihr zur Zahlung vorgelegt wird, so vermerkt sie auf der Urkunde die Höhe des gezahlten Betrages, sowie das Datum der getätigten Zahlung.

(j) *Austausch der Talons:* Am oder nach dem Endfälligkeitstag des letzten Zinsscheins, der Teil eines Zinsscheinbogens in Bezug auf die Schuldverscheibungen ist oder im Zeitpunkt der Begebung war, kann der Talon, der einen Teil des Zinsscheinbogens bildet, bei der Bezeichneten Geschäftsstelle der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle gegen einen weiteren

Zinsscheinbogen (einschließlich eines etwa weiteren Talons, aber ausschließlich etwaiger Zinsscheine, deren Ansprüche gemäß Bedingung 14 (*Verjährung*) bereits ungültig geworden sind) eingetauscht werden. Am Fälligkeitstag der Rückzahlung einer Schuldverschreibung wird ein nicht eingetauschter Talon, der dieser Schuldverschreibung anhängt, ungültig und auf einen solchen Talon wird kein Zinsschein mehr ausgehändigt.

12. Besteuerung

(a) *Gross up:* Alle Zahlungen von Kapital und Zinsen in Bezug auf die Schuldverschreibungen oder Zinsscheine durch oder im Namen der Emittentin werden frei und ohne Einbehalt oder Abzug von gegenwärtigen oder zukünftigen Steuern, Abgaben, Veranlagungen oder behördlichen Abgaben gleich welcher Art, gezahlt, die in der Rechtsordnung des Gründungsstaats der Emittentin oder durch eine Gebietskörperschaft oder eine zur Steuererhebung ermächtigte Behörde dieses Gründungsstaats auferlegt, erhoben, eingezogen, einbehalten, bemessen oder veranlagt werden, es sei denn, der Einbehalt oder Abzug ist gesetzlich vorgeschrieben. In diesem Fall hat die Emittentin solche zusätzlichen Beträge zu zahlen, dass der Schulverschreibungsinhaber oder die Zinsscheininhaber die gleichen Beträge erhalten, die diese erhalten hätten, wenn kein solcher Einbehalt oder Abzug erforderlich gewesen wäre. Dies gilt mit der Ausnahme, dass derartige zusätzliche Beträge nicht in Bezug auf eine Schuldverschreibung oder ein Zinsschein geleistet werden, wenn

(i) diese zur Zahlung in Irland vorgelegt werden (bei Schuldverschreibungen, die von DEPFA plc oder DEPFA ACS begeben werden); oder

(ii) diese durch einen Inhaber oder in dessen Namen vorgelegt werden, der zur Zahlung solcher Steuern, Abgaben, Veranlagungen oder behördlichen Abgaben in Bezug auf die Schuldverschreibungen oder Zinsscheine verpflichtet ist, und zwar aufgrund eines anderen, zwischen diesem und der Rechtsordnung des Gründungsstaats der Emittentin begründeten Sachverhalt, jedoch nicht aufgrund der bloßen Inhaberschaft dieser Schuldverschreibung oder dieses Zinsscheins; oder

(iii) aufgrund einer Gesetzesänderung, die mehr als 30 Tage nach dem Relevanten Termin oder dem Datum einer Bekanntmachung hierüber gemäß Bedingung 20 (*Bekanntmachungen*)in Kraft tritt, je nachdem, welches der spätere Zeitpunkt ist; oder

(iv) diese von einer Zahlstelle von einer Zahlung einbehalten oder abgezogen wird, wenn diese Zahlung durch eine andere Zahlstelle ohne Einbehalt oder Abzug hätte geleistet werden können; oder

(v) diese nicht zahlbar wären, sofern die Schuldverschreibungen oder Zinsscheine bei einem Kreditinstitut verwahrt und die Zahlungen von diesem vereinnahmt worden wären; oder

(vi) ein solcher Einbehalt oder ein solcher Abzug auf die Zahlung an eine natürliche Person vorgeschrieben ist und gemäß der Richtlinie des Europäischen Rats 2003/48/EC oder einer anderen Richtlinie zu erfolgen hat, die die Beschlüsse der Sitzung des ECOFIN-Rats vom 26. und 27. November 2000 umsetzt, oder gemäß einer sonstigen Rechtsnorm, die eine solche Richtlinie umsetzt, in Einklang mit dieser steht oder zur Einhaltung dieser Richtlinie eingeführt wurde; oder

(vii) diese durch einen Inhaber oder in dessen Namen zur Zahlung vorgelegt werden, der einen solchen Einbehalt oder einen solchen Abzug hätte vermeiden können, indem er die betreffende Schuldverschreibung oder den betreffenden Zinsschein bei einer anderen Zahlstelle eines Mitgliedstaats der Europäischen Union eingereicht hätte; oder

(viii) diese mehr als 30 Tage nach dem Relevanten Termin zur Zahlung vorgelegt werden, es sei denn, der betreffende Inhaber wäre zum Empfang dieser Beträge berechtigt gewesen, wenn er diese Schuldverschreibungen oder Zinsscheine am letzten dieser 30 Tage vorgelegt hätte.

(b) *Steuerliche Gerichtsbarkeit:* Unterliegt die Emittentin zu irgendeinem Zeitpunkt einer anderen steuerlichen Gerichtsbarkeit als der der Rechtsordnung ihres Gründungsstaats, sind Verweise in diesen Bedingungen auf die Rechtsordnung des Gründungsstaats der Emittentin so zu verstehen, dass sie sich sowohl auf die Rechtsordnung des Gründungsstaats der Emittentin als auch auf die jeweilige andere steuerliche Gerichtsbarkeit beziehen.

13. Kündigungsgründe

(a) *Nachrangige Schuldverschreibungen:* Soweit nicht im betreffenden Ergänzungskonditionenblatt anders angegeben, stellen die nachfolgenden Ereignisse oder Umstände (jeweils einen „Kündigungsgrund") Gründe für die vorzeitige Fälligstellung der Schuldverschreibung einer jeden Serie dar, nämlich:

(i) das Versäumnis der Zahlung eines Kapitalbetrages auf die Nicht-nachrangigen Schuldverschreibungen der betreffenden Serie oder auf eine von ihnen am Fälligkeitstermin der Zahlung oder der Zahlung eines Zinsbetrages auf die Nicht-nachrangigen Schuldverschreibungen der betreffenden Serie oder auf eine von ihnen innerhalb von 30 Tagen nach dem Fälligkeitstermin der Zahlung; oder

(ii) das Versäumnis der Emittentin, eine ihrer anderen Verpflichtungen aus dem oder in Bezug auf die Nicht-nachrangigen Schuldverschreibungen oder dem Emissions- und Zahlstellenvertrag zu erfüllen oder zu beachten, wobei dieses Versäumnis ohne Abhilfe über 45 Tage andauert, nachdem der Emittentin bei der Bezeichneten Geschäftsstelle der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle eine schriftliche Mitteilung mit der Aufforderung zur Abhilfe durch den Inhaber einer solchen Schuldverschreibung zugegangen ist; oder

(iii) die Emittentin stellt ihre Zahlungen ein oder gibt ihre Zahlungsunfähigkeit bekannt; oder

(iv) ein Gericht eröffnet Konkurs- oder andere Insolvenzverfahren gegen die Emittentin, diese Verfahren werden eingeleitet und wurden nicht innerhalb von 60 Tagen aufgehoben oder eingestellt, oder die Emittentin beantragt solche Verfahren oder leitet sie ein oder bietet eine Vereinbarung zugunsten ihrer Gläubiger im allgemeinen an oder führt eine solche durch; oder

(v) die Emittentin befindet sich in Liquidation, es sei denn, dies geschieht in Verbindung mit einer Fusion, einer Konsolidierung oder einer anderen Form des Zusammenschlusses mit einer anderen Gesellschaft oder in Verbindung mit einer Umwandlung und diese andere oder neue Gesellschaft übernimmt alles Eigentum und alle Vermögenswerte der Emittentin sowie alle durch die Emittentin in Verbindung mit der Emission der Nicht-nachrangigen Schuldverschreibungen eingegangenen Verpflichtungen.

(b) *Kündigung:* Falls ein Kündigungsgrund in Bezug auf eine Serie von Nicht-nachrangigen Schuldverschreibungen eintritt, kann jeder Inhaber einer Nicht-nachrangigen Schuldverschreibung dieser Serie durch schriftliche Mitteilung an die jeweilige Emittentin bei der Bezeichneten Geschäftsstelle der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle, diese Nicht-nachrangige Schuldverschreibung und (im Falle einer verzinslichen Nicht-nachrangigen Schuldverschreibung) alle dann auf diese Nicht-nachrangige Schuldverschreibung aufgelaufenen Zinsen unverzüglich fällig und zahlbar stellen, woraufhin diese direkt zu ihrem Vorzeitigen Kündigungsbetrag, abzüglich, im Falle einer Raten-Schuldverschreibung, des Gesamtbetrags aller vor diesem für die Rückzahlung festgelegten Termin aufgrund einer anderen Bedingung fälligen und zahlbaren Raten in Bezug auf diese Nicht-nachrangige Schuldverschreibung (dieser Betrag bleibt, insofern er dann nicht gezahlt wird, fällig und zahlbar), zusammen mit etwa darauf aufgelaufenen Zinsen fällig und zahlbar ist, ohne dass eine Vorlage, Aufforderung, ein Protest oder eine andere Mitteilung irgendeiner Art erforderlich ist, worauf die jeweilige Emittentin insgesamt ausdrücklich verzichten wird, und zwar unbeschadet eines gegenteiligen Inhaltes dieser Nicht-nachrangigen Schuldverschreibung, es sei denn, alle Kündigungsgründe in Bezug auf diese Nicht-nachrangigen Schuldverschreibungen der betreffenden Serie wurden vorher geheilt.

(c) *Nachrangige Schuldverschreibungen:* Nachrangige Schuldverschreibungen dürfen nicht vorzeitig auf Verlangen des jeweiligen Inhabers zurückgezahlt werden. Falls keine Frist für die Rückzahlung dieser Nachrangigen Schuldverschreibung festgelegt wurde, wird eine Mitteilungsfrist von nicht weniger als 5 Jahren vereinbart. Im Falle des Insolvenzverfahrens über das Vermögen der Emittentin oder falls die Emittentin aus einem sonstigen Grund aufgelöst, liquidiert oder abgewickelt wird, wird sie die Inhaber von Nachrangigen Schuldverschreibungen unverzüglich gemäß Bedingung 20 (*Bekanntmachungen*) informieren, und, solange das Insolvenzverfahren, die Auflösung, Liquidation oder Abwicklung andauert, wird das Kapital der Nachrangigen Schuldverschreibungen zusammen mit allen nicht gezahlten aufgelaufenen Zinsen gemäß Bedingung 5 (*Status — nachrangige Schuldverschreibungen*) zahlbar, ohne dass deren Inhaber weitere Maßnahmen ergreifen müssen.

14. Verjährung

Ansprüche auf das Kapital verfallen, soweit die betreffenden Schuldverschreibungen nicht innerhalb von zehn Jahren nach dem entsprechenden Relevanten Termin zur Zahlung vorgelegt werden. Ansprüche auf Zinsen verfallen, soweit die betreffenden Zinsscheine nicht innerhalb von fünf Jahren nach dem entsprechenden Relevanten Termin zur Zahlung vorgelegt werden.

15. Ersatz von Schuldverschreibungen

Falls eine Schuldverschreibung oder ein Zinsschein verloren geht, gestohlen, beschädigt, unleserlich gemacht oder vernichtet wird, kann sie/er bei der Bezeichneten Geschäftsstelle der Hauptzahlstelle oder, soweit zutreffend, der Deutschen Hauptzahlstelle ersetzt werden, (und, wenn die Schuldverschreibungen an einer Zulassungsstelle, Börse und/oder Notierungssystem zugelassen, notiert oder gehandelt werden, die/das die Bestellung einer Zahlstelle an einem bestimmten Ort erfordert, sie eine Zahlstelle mit einer Bezeichneten Geschäftsstelle an dem von der Zulassungsstelle, Börse und/oder Notierungssystem festgelegten Ort einer Zahlstelle unterhält), vorbehaltlich aller anwendbaren Gesetze und Vorschriften der Zulassungsstellen, Börsen und/oder Notierungssysteme und gegen Zahlung aller in Verbindung mit einem solchen Ersatz entstehenden Kosten durch den Antragsteller und zu den Bedingungen hinsichtlich Nachweis, Sicherheit, Entschädigung und in anderer Weise, die die Emittentin vernünftigerweise verlangen kann. Beschädigte oder unleserliche Schuldverschreibungen oder Zinsscheine müssen ausgehändigt werden, bevor Ersatzurkunden für diese geliefert werden.

16. Zahl- und Berechungsstellen

(a) Bei Ausübung ihrer Rechten und Pflichten gemäß dem Emissions- und Zahlstellenvertrag und im Zusammenhang mit den Schuldverschreibungen handeln die Zahlstellen ausschließlich im Auftrag der Emittentin und übernehmen keine Verpflichtungen oder ein Auftrags- oder Treuhandverhältnis gegenüber einem Schuldverschreibungsinhaber.

(b) Die anfänglichen Zahlstellen und deren Bezeichnete Geschäftsstellen sind unten aufgeführt. Die anfängliche Berechnungsstelle (sofern zutreffend) ist im betreffenden Ergänzungskonditionenblatt benannt. Die Emittentin behält sich das Recht vor, jederzeit und in Bezug auf jede Zahlstelle die Bestellung zu modifizieren oder zu widerrufen und einen Nachfolger als Hauptzahlstelle, Deutsche Hauptzahlstelle oder Berechnungsstelle sowie zusätzliche oder nachfolgende Zahlstellen zu bestellen, vorausgesetzt, dass

(i) sie jederzeit eine Hauptzahlstelle und eine Deutsche Hauptzahlstelle unterhält;

(ii) sie jederzeit eine Zahlstelle (diese kann die Hauptzahlstelle sein) mit einer Bezeichneten Geschäftsstelle in Kontinentaleuropa bereit hält;

(iii) sie sicherstellt, dass sie, wenn die Richtlinie des Europäischen Rats 2003/48/EC oder eine audere Richtlinie, die Ergebnisse der Versammlung des ECOFIN Rates vom 26.-27. November 2000 implementiert, Rechtschaft erlangt, eine Zahlstelle in einem Mitgliedstaat der EU bereit hält, dessen Staat nicht dazu verpflichtet ist, infolge dieser Richtlinie oder infolge sonstiger Gesetze, die diese Feststellungen implementieren oder diesen entsprechen oder die zur Umsetzung dieser Richtlinie eingeführt werden, Steuern an der Quelle abzuziehen oder abzurechnen;

(iv) sie jederzeit eine Berechnungsstelle unterhält, sofern eine Berechnungsstelle im betreffenden Ergänzungskonditionenblatt festgelegt ist;

(v) wenn und so lange Schuldverschreibungen an einer Zulassungsstelle, Börse und/oder Notierungssystem zugelassen, notiert oder gehandelt werden, die/das die Bestellung einer Zahlstelle an einem bestimmten Ort erfordert, sie eine Zahlstelle mit einer Bezeichneten Geschäftsstelle an dem von der Zulassungsstelle, Börse und/oder Notierungssystem festgelegten Ort eine Zahlstelle unterhält; und

(vi) falls Bedingung 11(c) (*Zahlungen in New York City*) anwendbar ist, sie eine Zahlstelle mit einer Bezeichneten Geschäftsstelle in New York City unterhält.

Bekanntmachungen betreffend Änderungen bei einer der Zahlstellen oder deren Bezeichneter Geschäftsstellen sind den Schuldverschreibungsinhabern unverzüglich mitzuteilen.

17. Gläubigerversammlungen; Änderungen und Rechtsverzicht

(a) *Gläubigerversammlungen:* Der Emissions- und Zahlstellenvertrag enthält Bestimmungen (die eine Wirkung entfalten, als seien sie Teil dieser Emissionsbedingungen) für die Einberufung von Versammlungen der Schuldverschreibungsinhaber, um Angelegenheiten zu erörtern, die die Schuldverschreibungen betreffen, einschließlich der Änderung jeglicher Klausel dieser Bedingungen. Jede solche Änderung wird umgesetzt, wenn diese durch einen Außerordentlichen Beschluss gebilligt wurde. Ein auf einer solchen Versammlung gefasster Außerordentlicher Beschluss ist für alle Schuldverschreibungsinhaber sowie für alle Zinsscheininhaber verbindlich, ungeachtet dessen, ob sie auf der Versammlung anwesend waren oder nicht.

(b) *Änderungen:* Die Schuldverschreibungen, wie auch diese Emissionsbedingungen der Schuldverschreibungen, können ohne Zustimmung der Schuldverschreibungsinhaber oder der Zinsscheininhaber geändert werden, um einen offensichtlichen Fehler zu korrigieren. Darüber hinaus können die Vertragsparteien des Emissions- und Zahlstellenvertrages übereinstimmend jegliche Änderung desselben bestimmen. Die Emittentin soll einer solchen Änderung jedoch nicht ohne die Zustimmung der Schuldverschreibungsinhaber zustimmen, es sei denn, die Änderung ist formaler, geringer oder technischer Art, oder erfolgte um einen offensichtlichen Fehler zu berichtigen, oder die Änderung ist aus Sicht dieser beteiligten Parteien ohne materiell nachteilige Folgen für die Interessen der Schuldverschreibungsinhaber.

18. Ersatz der Hauptschuldnerin

(a) Die DEPFA plc, die DEPFA ACS oder eine ihrer Tochtergesellschaften, Rechtsnachfolger, *Bevollmächtigten oder die von Zeit zu Zeit tatsächlich bestehende Muttergesellschaft der DEPFA plc* (sofern zutreffend) oder der DEPFA ACS können ohne Zustimmung der Schuldverschreibungsinhaber die Haftung als Hauptschuldnerin in Bezug auf die Schuldverschreibungen, Zinsscheine und Talons übernehmen (der „Ersatzschuldner"), vorausgesetzt, dass:

  (i) eine einseitige Erklärung oder ein anderes derartiges Dokument, das erforderlich ist, um den Schuldnerersatz wirksam werden zu lassen (die „Dokumente"), durch die Ersatzschuldnerin unterzeichnet wird, dem gemäß die Ersatzschuldnerin sich zugunsten eines jeden Schuldverschreibungsinhabers als an diese Emissionsbedingungen der Schuldverschreibungen und die Bestimmungen des Emissions- und Zahlstellenvertrags im vollem Umfang gebunden erklärt, so als sei die Ersatzschuldnerin in den Schuldverschreibungen und im Emissions- und Zahlstellenvertrag als Hauptschuldnerin in Bezug auf die Schuldverschreibungen anstelle der Emittentin genannt;

  (ii) unbeschadet der Allgemeingültigkeit von Bedingung 18 (a) (i) werden die Dokumente, wenn die Ersatzschuldnerin in einem anderen Gebiet als Irland gegründet wurde, niedergelassen oder für Steuerzwecke ansässig sind, eine Klausel und/oder andere Bestimmungen enthalten, die etwaig erforderlich sind, um sicherzustellen, dass jeder Schuldverschreibungsinhaber den Nutzen aus einer Verpflichtungserklärung ziehen kann, der den Bestimmungen von Bedingung 12 (*Besteuerung*) entspricht, wobei, soweit zutreffend, zusätzlich auf Irland als Gebiet in dem die Ersatzschuldnerin gegründet wurde, niedergelassen und/oder für Steuerzwecke ansässig ist, Bezug genommen wird;

  (iii) die Dokumente enthalten eine Gewährleistung und Erklärung (aa) dass die Ersatzschuldnerin alle notwendigen staatlichen und behördlichen Genehmigungen und Zustimmungen für diesen Schuldnerersatz eingeholt hat, (bb) dass die Ersatzschuldnerin alle notwendigen staatlichen und behördlichen Genehmigungen und Zustimmungen für die Erfüllungen ihrer Verpflichtungen aus den Dokumenten eingeholt hat, und dass alle diese Genehmigungen und Zustimmungen gültig und wirksam sind und (cc) dass die durch die Ersatzschuldnerin übernommenen Verpflichtungen entsprechend ihren jeweiligen Bedingungen gültig und verbindlich und durch den Schuldverschreibungsinhaber durchsetzbar sind; und

  (iv) entweder (A) hat jede Rating Agentur schriftlich bestätigt, dass der Ersatz der betroffenen Emittentin durch den Ersatzschuldners zu keiner Herabstufung der dann gegenwärtigen Kreditwürdigkeit durch solche Rating Agenturen der Schuldverschreibungen, die von der betroffenen Emittentin begeben wurden, führt oder (nach Ermessen der betroffenen Emittentin) (B) die Verpflichtungen des Ersatzschuldners im Hinblick auf die Schuldverschreibungen, die von der betroffenen Emittentin begeben wurden, (und auf Zinnscheine oder Talons) gemäß dem Deed of Guarantee (die "Garantie") der DEPFA plc (oder, falls DEPFA plc nicht die Muttergesellschaft der Unternehmensgruppe und ihre Tochtergesellschaften im Zeitpunkz der maßgeblichen Ersetzung, einer solchen Muttergesellschaft) garantiert wird.

(v) (aa) von Anwälten mit anerkanntem Ruf in Angelegenheiten des irischen Rechts, (bb) im Falle der vorhergehenden (iv)(B), falls die Garantie ausdrücklich dem englischen Recht untersteht, von Anwälten mit anerkanntem Ruf in Angelegenheiten des englischen Rechts und (cc) falls die Ersatzschuldnerin in einem anderen Land als Irland oder Deutschland gegründet, niedergelassen oder ansässig ist, von Anwälten mit anerkanntem Ruf im Land der Gründung der Ersatzschuldnerin, ein Rechtsgutachten an die Hauptzahlstelle oder, sofern zutreffend die Deutsche Hauptzahlstelle (bei denen Kopien erhältlich sind) geliefert wurde, dass, soweit zutreffend, bestätigt, dass nach dem erfolgten Schuldnerersatz (x) die Anforderung dieser Bedingung 18, mit Ausnahme der Bekanntmachung an die Inhaber von Schuldverschreibungen erfüllt wurden, und (y) die Schuldverschreibungen, Zinsscheine und Talons und gegebenenfalls die Garantie rechtmäßige, gültige und verbindliche Verpflichtungen der Ersatzschuldnerin (und im Falle der Garantie, DEPFA plc oder gegebenenfalls eine andere solche Muttergesellschaft die die Garantie gegeben hat) darstellen, die gemäß ihrer Bedingungen durchsetzbar sind.

Im Rahmen der Bedingung 18 (a) beschreibt der Begriff „Muttergesellschaft" in Bezug auf die betroffene Emittentin, (a) die Person, die die Angelegenheiten der Emittentin kontrolliert oder die Möglichkeit hat, die Angelegenheiten der Emittentin zu kontrollieren gleichgültig, ob dies durch den Besitz von Aktienkapital, Vertrag, die Möglichkeit zur Ernennung oder Ablösung von Mitgliedern der Unternehmensführung der Emittentin oder auf andere Art und Weise vermittelt wird oder (b) die Person mit deren Jahresabschlüssen die Jahresabschlüsse der betroffenen Emittentin nach Maßgabe des anzuwendenden Rechts und der allgemein anerkannten Grundsätze ordnungsmäßiger Buchführung (*General Accepted Accounting Principals*) konsolidiert werden.

(b) Nach Ausfertigung der Dokumente und Lieferung der in Bedingung 18 (a) genannten Rechtsgutachten wird die Ersatzschuldnerin als in den Schuldverschreibungen als Hauptschuldnerin anstelle der Emittentin genannt angesehen, und die Schuldverschreibungen werden daraufhin als diesem Schuldnerersatz entsprechend geändert angesehen. Die Ausfertigung der Dokumente begründet im Falle des Einsatzes einer Ersatzschuldnerin als Hauptschuldnerin die Entlastung der Emittentin oder der früheren Ersatzschuldnerin von allen ihren Verpflichtungen als Hauptschuldnerin im Bezug auf die Schuldverschreibungen, wie vorstehend ausgeführt.

(c) Die Dokumente werden bei der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle hinterlegt und solange verwahrt, wie Schuldverschreibungen ausstehen und gegen die Ersatzschuldnerin durch den Schuldverschreibungsinhaber erhobene Ansprüche in Bezug auf die Schuldverschreibungen oder die Dokumente noch nicht endgültig gerichtlich beigelegt, abgewickelt oder abgegolten sind. Die Ersatzschuldnerin erkennt in den Dokumenten das Recht eines jeden Schuldverschreibungsinhabers auf Vorlage der Dokumente zur Durchsetzung einer der Schuldverschreibungen oder Dokumente an.

(d) Spätestens 20 Tage nach Ausfertigung der Dokumente wird die Ersatzschuldnerin zusammen mit der Emittentin eine entsprechende Bekanntmachung an die Inhaber von Schuldverschreibungen gemäß Bedingung 20 (Bekanntmachungen) richten.

(e) Jederzeit nach dem Schuldnerersatz gemäß Bedingung 18 (a) kann die Ersatzschuldnerin ohne Zustimmung der Schuldverschreibungsinhaber die Emittentin oder jede andere Tochtergesellschaft als Hauptschuldnerin in Bezug auf die Schuldverschreibungen einsetzen, um deren Verpflichtung in Bezug auf die Schuldverschreibungen zu übernehmen, wobei alle vorstehend in Bedingung 18 (a), (b), (c) und (d) ausgeführten Bestimmungen entsprechend Anwendung finden und Bezugnahmen in dieser Bedingung 18 auf die Emittentin ohne Einschränkungen, soweit sich dies im Zusammenhang ergibt, als auf diese Ersatzschuldnerin bezogen oder sie umfassend zu verstehen sind.

19. Weitere Emissionen

Die Emittentin kann von Zeit zu Zeit ohne Zustimmung der Schuldverschreibungsinhaber bzw. Zinsscheininhaber weitere Schuldverschreibungen begeben, deren Bedingungen und Konditionen mit denen dieser Schuldverschreibungen in jeder Hinsicht identisch sind (oder in jeder Hinsicht mit Ausnahme der ersten Zinszahlung), so dass sie mit den Schuldverschreibungen eine einheitliche Serie bilden.

20. Bekanntmachungen

Bekanntmachungen an die Schuldverschreibungsinhaber werden als wirksam erfolgt angesehen, wenn sie in einer führenden englischsprachigen Tageszeitung, die in London erscheint (voraussichtlich die *Financial Times*) oder, soweit dies nicht praktikabel erscheint, in einer führenden englischsprachigen Tageszeitung mit

einer generellen Verbreitung in Europa oder, solange die Schuldverschreibungen an der irischen Börse notiert sind, in einer führenden Tageszeitung, die ihre generelle Verbreitung in Irland findet (voraussichtlich die *Irish Times*) veröffentlicht werden oder, solange die Schuldverschreibungen and der Frankfurter Wertpapierbörse notiert sind, in einer führenden Tageszeitung, die ihre generelle Verbreitung in Deutschland findet (voraussichtlich die Börsen-Zeitung) veröffentlicht werden. Jede solche Bekanntmachung gilt mit dem Datum dieser Veröffentlichung (oder, im Falle von mehreren Veröffentlichungen, mit dem Datum der ersten Veröffentlichung) als wirksam erfolgt. Zinsscheininhaber werden bezüglich des Inhalts von Bekanntmachungen an Inhaber von Schuldverschreibungen als informiert angesehen.

21. Währungsentschädigung

(a) In dem Fall, dass ein von der Emittentin im Hinblick auf die Schuldverschreibungen oder die Zinsscheine wie auch aufgrund einer Entscheidung oder eines Urteils eines Gerichtes — im Zusammenhang mit den Schuldverschreibungen und Zinsscheinen — zu leistender Betrag, aus der Währung gemäß der sie unter diesen Bedingungen oder der Entscheidung oder des Urteils eines Gerichts zu zahlen ist (die „erste Währung"), in eine andere Währung (die „zweite Währung") umgewechselt werden muss, um (1) einen Beweis oder Anspruch gegen die Emittentin zu begründen oder anzumelden, (2) eine Entscheidung oder ein Urteil eines Gerichts oder eines anderen Schiedsgerichts zu erhalten oder (3) um ein im Hinblick auf die Schuldverschreibungen ergangenes Urteil oder eine Entscheidung eines Gerichts durchzusetzen, wird die Emittentin jeden Schuldverschreibungsinhaber auf dessen schriftliche Geltendmachung seines Anspruches, welche an die Emittentin adressiert und an diese oder an die Bezeichnete Geschäftsstelle der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle übermittelt, von jedem Schaden freistellen, der durch einen Unterschied zwischen (i) dem Wechselkurs, der in einem solchen Fall genutzt wird, um die fragliche Summe aus der „ersten Währung" in die „zweite Währung" umzutauschen und (ii) demjenigen Wechselkurs zu dem der Schuldverschreibungsinhaber im gewöhnlichen Geschäftsverkehr die „erste Währung" mit der „zweiten Währung" erwirbt, entstanden ist. Dies gilt nur für Zahlungen, die an den Schuldverschreibungsinhaber zur teilweisen oder gänzlichen Befriedigung aufgrund einer Entscheidung, eines Urteils oder einer Geltendmachung eines Anspruches oder eines Urkundsbeweises gezahlt wurden.

(b) Diese Entschädigungen stellen eine separate und von den anderen Verpflichtungen der Emittentin unabhängige Verpflichtung dar und begründen einen eigenen und unabhängigen Klagegrund.

22. Rundungen

Zum Zwecke jedweder Berechnungen im Zusammenhang mit diesen Bedingungen (soweit nicht anderweitig in diesen Bedingungen oder in dem betreffenden Ergänzungskonditionenblatt bestimmt) werden (a) alle Prozentsätze, die aus solchen Berechnungen resultieren, gerundet (falls nötig, auf das nächste Hunderttausendstel eines Prozentpunktes wobei 0,000005 Prozent auf 0,00001 Prozent aufgerundet werden), (b) alle US-Dollar Summen, die in solchen Berechnungen verwendet werden oder aus solchen Berechnung resultieren, werden auf den nächsten Cent gerundet (bei 0,5 Cent wird aufgerundet), (c) alle japanischen Yen-Beträge, die in solchen Berechnungen verwendet werden oder aus solchen Berechnungen resultieren, werden auf den nächsten vollen Japanischen Yen abgerundet und (d) alle Beträge, die in anderen Währungen angegeben werden und in solchen Berechnungen verwendet werden oder aus solchen Berechnungen resultieren, auf die zweite Dezimalstelle der entsprechenden Währung gerundet (wobei 0,005 aufgerundet wird).

23. Umstellung der Währung und der Stückelung

(a) *Anwendung:* Diese Bedingung 23 (*Umstellung der Währung und der Stückelung*) findet nur dann auf Schuldverschreibungen Anwendung, wenn im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass diese Anwendung finden.

(b) *Mitteilung über die Umstellung der Währung:* Wenn das Land einer Festgelegten Währung ein Teilnehmender Mitgliedstaat wird oder seine Absicht verkündet, dies zu werden, kann die Emittentin ohne die Zustimmung der Schuldverschreibungsinhaber und der Zinsscheininhaber einen Stichtag bestimmen (der „Tag der Währungsumstellung"), der ein Zinszahltag ist, der auf den Tag fällt, an dem das jeweilige Land ein Teilnehmender Mitgliedstaat wird, oder irgendein Tag danach sein kann, wobei die Emittentin die Schuldverschreibungsinhaber und die Zahlstellen hierüber mindestens 30 Tage vorher in Kenntnis setzen muss.

(c) *Umstellung der Währung:* Ungeachtet der sonstigen Bestimmungen dieser Bedingungen gilt mit Wirkung ab dem Tag der Währungsumstellung das Folgende:

(i) die Schuldverschreibungen gelten als auf Euro umgestellt in einer Stückelung von 0,01 Euro mit einem Nennwert für jede Schuldverschreibung, der dem Nennwert in der Festgelegten Währung dieser Schuldverschreibung entspricht und der zu dem vom Rat der Europäischen Union gemäß dem Vertrag über die Europäische Gemeinschaft (unter Einhaltung der Rundungsregeln gemäß den Regelungen der Europäischen Gemeinschaft) festgelegten Wechselkurs dieser Währung mit dem Euro erfolgt; *dies gilt jedoch unter der Voraussetzung, dass* die Emittentin mit Zustimmung der Hauptzahlstelle feststellt, dass die Marktpraxis zu diesem Zeitpunkt hinsichtlich der Umstellung der Stückelung von international gehandelten Schuldverschreibungen auf 0,01 Euro nicht der oben dargelegten Umstellung entspricht, die Bestimmungen über die Umstellung als derart angepasst gelten, dass sie mit dieser Marktpraxis übereinstimmen und *dass* die Emittentin die Schuldverschreibungsinhaber und Zinsscheininhaber, jede Zulassungsbehörde, jede Börse und/oder (gegebenenfalls) jedes Notierungssystem, die die Schuldverschreibungen an der Börse, zum Handel und/oder zur Notierung zugelassen haben, sowie die Zahlstellen unverzüglich von solchen unterstellten Änderungen in Kenntnis setzt;

(ii) wenn die Schuldverschreibungen in Form von effektiven Urkunden ausgegeben wurden:

(A) alle noch nicht fälligen Zinsscheine, die auf die Festgelegte Währung lauten (unabhängig davon, ob sie mit einer Schuldverschreibung verbunden sind oder nicht), werden mit dem Tag (dem „Tag der Umstellung auf Euro") ungültig und es werden auf diese keinerlei Zahlungen getätigt, an dem die Emittentin den Schuldverschreibungsinhabern mitteilt (die „Bekanntmachung über die Umstellung auf Euro"), dass auf Euro lautende Schuldverschreibungen und Zinsscheine im Austausch erhältlich sind (vorausgesetzt, dass solche Schuldverschreibungen und Zinsscheine tatsächlich erhältlich sind);

(B) die in allen Schuldverschreibungen, die auf die Festgelegte Währung lauten, enthaltenen Zahlungsverpflichtungen werden am Tag der Umstellung auf Euro ungültig, alle anderen daraus resultierenden Verpflichtungen der Emittentin (einschließlich der Verpflichtung, diese Schuldverschreibungen gemäß dieser Bedingung 23 umzutauschen) bleiben voll und ganz in Kraft; und

(C) neue Schuldverschreibungen und Zinsscheine, die auf Euro lauten, werden im Austausch für die auf die Festgelegte Währung lautenden Schuldverschreibungen und Zinsscheine derart ausgegeben, wie dies die Hauptzahlstelle festlegt und es den Schuldverschreibungsinhabern in einer Bekanntmachung über die Umstellung auf Euro mitgeteilt wird; und

(iii) sämtliche mit den Schuldverschreibungen verbundenen Zahlungen (mit Ausnahme der Zinszahlungen für Zeiträume, die vor dem Tag der Währungsumstellung beginnen, es sei denn, der Tag der Währungsumstellung fällt auf den Tag oder auf einen späteren Zeitpunkt, an dem die Festgelegte Währung aufhört, eine gleichberechtigte Währung neben dem Euro zu sein) erfolgen ausschließlich in Euro, und zwar mit einem Scheck, der ein Euro-Konto belastet, oder mit einer Einzahlung oder Überweisung auf ein Euro-Konto (oder irgendein anderes Konto, auf das in Euro eingezahlt oder überwiesen werden kann), das der Zahlungsempfänger bei einer Bank in einem der Hauptfinanzzentren eines der Mitgliedstaaten der Europäischen Gemeinschaft unterhält.

(d) *Zinsen:* Nach der Umstellung der Schuldverschreibungen gemäß dieser Bedingung 23 werden die fälligen Zinsbeträge auf Grundlage des Gesamtnennbetrags der vom jeweiligen Inhaber zur Zahlung vorgelegten Schuldverschreibungen (oder gegebenenfalls der vorgelegten Zinsscheine) berechnet, sofern die Schuldverschreibungen in Form von effektiven Urkunden ausgegeben wurden.

(e) *Zinsberechnungstermin:* Wenn das betreffende Ergänzungskonditionenblatt festlegt, dass die Bestimmungen über variabel verzinsliche Schuldverschreibungen anwendbar sind und die Bildschirmfestlegung als Festlegungsmethode für den/die Zinssatz/Zinssätze bestimmt ist, gilt mit Wirkung ab dem Tag der Währungsumstellung für den Zinsberechnungstermin der zweite TARGET Abwicklungstag vor der jeweiligen Zinsperiode.

24. Rechtsverzicht und Rechtsbehelf

Kein Versäumnis und keine Verzögerung seitens des Inhabers einer Schuldverschreibung bei der Ausübung eines Rechts aus den Emissionsbedingungen begründet einen Rechtsverzicht, noch schließt eine einmalige oder teilweise Ausübung eines solchen Rechts eine weitere oder künftige Ausübung desselben oder die Ausübung eines anderen Rechts aus. Die Rechte aus diesen Emissionsbedingungen bestehen zusätzlich zu allen daneben bestehenden gesetzlichen Rechten. Keine in irgendeinem Fall erfolgte Mitteilung oder Aufforderung stellt einen Verzicht auf Rechte dar, in demselben in ähnlichen oder anderen Fällen ohne eine solche Mitteilung oder Aufforderung andere rechtliche Schritte zu ergreifen.

25. Anwendbares Recht und zuständige Gerichtsbarkeit

(a) *Anwendbares Recht:* Die Schuldverschreibungen unterliegen englischem Recht und werden nach diesem Recht ausgelegt, ausgenommen Bedingung 5 (*Status der Nachrangigen Schuldverschreibungen*), welche in Bezug auf Nachrangige Schuldverschreibungen, die von der DEPFA plc oder der DEPFA ACS begeben werden irischen Recht unterliegt und nach diesem Recht auszulegen ist.

(b) *Gerichtsbarkeit:* Die Emittentin unterwirft sich zugunsten der Inhaber der Schuldverschreibungen unwiderruflich der Zuständigkeit der Gerichte Englands für die Anhörung und Entscheidung in jedem Prozess, jeder Klage und jedem Verfahren und für die Beilegung aller Streitigkeiten, die sich aus oder in Verbindung mit den Schuldverschreibungen ergeben können (jeweils die „Verfahren" bzw. „Streitigkeiten") und unterwirft sich für diese Zwecke unwiderruflich der Gerichtsbarkeit dieses Gerichts.

(c) *Zuständige Gerichte:* Die Emittentin verzichtet unwiderruflich auf das Recht der Einrede, das sie jetzt oder später gegen die Benennung der Gerichte Englands als Gerichtsstand für die Anhörung und Entscheidung von Verfahren und die Beilegung von Streitigkeiten erheben könnte, und verpflichtet sich, keinen Einwand der Unzuständigkeit solcher Gerichte zu erheben.

(d) *Zustellungsbevollmächtigter:* Die Emittentin erklärt sich damit einverstanden, dass ihr die Einleitung eines Verfahrens in England bei der Londoner Niederlassung der DEPFA BANK plc, London Branch, 11/13 Knightsbridge, London SW1X 7LY zugestellt wird oder an jede Anschrift der Emittentin in Großbritannien bei der ihr jeweils gemäß Teil XXIII des Companies Act 1985 (in jeweils aktueller Fassung) eine Zustellung erfolgen kann. Falls die Bestellung der in dieser Bedingung 25(d) genannten Person nicht mehr wirksam ist, wird die Emittentin unverzüglich eine weitere Person in England als ihre Zustellungsbevollmächtigte in England bestellen und Namen und Anschrift dieser Person der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle mitteilen, und, falls innerhalb von 15 Tagen keine solche Bestellung stattfindet, ist jeder Inhaber einer Schuldverschreibung berechtigt, eine solche Person durch eine schriftliche, an die Emittentin gerichtete und an die Emittentin oder die Bezeichnete Geschäftsstelle der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle zugestellte Mitteilung zu bestellen. Nichts, was in diesen Emissionsbedingungen enthalten ist, berührt das Recht eines Inhabers einer Schuldverschreibung, eine Zustellung in einer anderen gesetzlich zulässigen Weise zu betreiben.

(e) *Keine Ausschließlichkeit der Gerichtsbarkeit:* Die Unterwerfung unter die Gerichtsbarkeit der Gerichte Englands schränkt das Recht jedes einzelnen Inhabers einer Schuldverschreibung Verfahren vor jedem anderen zuständigen Gericht anhängig zu machen nicht ein (und ist auch nicht so auszulegen); auch schließt die Einleitung von Verfahren in einer oder mehreren Rechtsordnungen nicht die Einleitung von Verfahren in einer anderen Rechtsordnung (gleichzeitig oder nicht) aus, falls und insoweit dies nach anwendbaren Recht zulässig ist.

SUMMARY OF PROVISIONS RELATING TO THE INSTRUMENTS WHILE IN GLOBAL FORM

Clearing System Accountholders

Each Global Instrument will be in bearer form. Consequently, in relation to any Tranche of Instruments represented by a Global Instrument, references in the Terms and Conditions of the Instruments to "Instrumentholder" are references to the bearer of the relevant Global Instrument which, for so long as the Global Instrument is held by a depositary or a common depositary for Euroclear and/or CBL and/or CBF and/or any other relevant clearing system, will be that depositary or common depositary.

Each of the persons shown in the records of Euroclear and/or CBL and/or CBF and/or any other relevant clearing system as being entitled to an interest in a Global Instrument (each an "Accountholder") must look solely to Euroclear and/or CBL and/or CBF and/or such other relevant clearing system (as the case may be) for such Accountholder's share of each payment made by the relevant Issuer to the bearer of such Global Instrument and in relation to all other rights arising under the Global Instrument. The extent to which, and the manner in which, Accountholders may exercise any rights arising under the Global Instrument will be determined by the respective rules and procedures of Euroclear and CBL and CBF and any other relevant clearing system from time to time. For so long as the relevant Instruments are represented by the Global Instrument, Accountholders shall have no claim directly against the relevant Issuer in respect of payments due under the Instruments and such obligations of the relevant Issuer will be discharged by payment to the bearer of the Global Instrument.

Exchange of Temporary Global Instruments

Whenever any interest in a Temporary Global Instrument is to be exchanged for an interest in a Permanent Global Instrument, the relevant Issuer shall procure:

(a) in the case of first exchange, the prompt delivery (free of charge to the bearer) of such Permanent Global Instrument, duly authenticated, to the bearer of the Temporary Global Instrument; or

(b) in the case of any subsequent exchange, an increase in the principal amount of such Permanent Global Instrument in accordance with its terms,

in each case in an aggregate principal amount equal to the aggregate of the principal amounts specified in the certificates issued by Euroclear and/or CBL and/or CBF and/or any other relevant clearing system and received by the Fiscal Agent or, as the case may be, the German Fiscal Agent against presentation and (in the case of final exchange) surrender of the Temporary Global Instrument at the Specified Office of the Fiscal Agent or, as the case may be, the German Fiscal Agent within 7 days of the bearer requesting such exchange.

Whenever a Temporary Global Instrument is to be exchanged for Definitive Instruments, the relevant Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Instruments, duly authenticated and with Coupons and Talons attached (if so specified in the relevant Pricing Supplement), in an aggregate principal amount equal to the principal amount of the Temporary Global Instrument to the bearer of the Temporary Global Instrument against the surrender of the Temporary Global Instrument at the Specified Office of the Fiscal Agent or, as the case may be, the German Fiscal Agent within 30 days of the bearer requesting such exchange.

If:

(a) a Permanent Global Instrument has not been delivered or the principal amount thereof increased by 5.00 p.m. (London time) on the seventh day after the bearer of a Temporary Global Instrument has requested exchange of an interest in the Temporary Global Instrument for an interest in a Permanent Global Instrument; or

(b) Definitive Instruments have not been delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer of a Temporary Global Instrument has requested exchange of the Temporary Global Instrument for Definitive Instruments; or

(c) a Temporary Global Instrument (or any part thereof) has become due and payable in accordance with the Terms and Conditions of the Instruments or the date for final redemption of a Temporary Global Instrument has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest thereon has not been made to the bearer of the Temporary Global Instrument in accordance with the terms of the Temporary Global Instrument on the due date for payment, then the Temporary Global Instrument (including the obligation to deliver a Permanent Global Instrument or increase the principal

amount thereof or deliver Definitive Instruments, as the case may be) will become void at 5.00 p.m. (London time) on such seventh day (in the case of (a) above) or at 5.00 p.m. (London time) on such thirtieth day (in the case of (b) above) or at 5.00 p.m. (London time) on such due date (in the case of (c) above) and the bearer of the Temporary Global Instrument will have no further rights thereunder (but without prejudice to the rights which the bearer of the Temporary Global Instrument or others may have under a deed of covenant dated 30 July 2004 (the "Deed of Covenant") executed by DEPFA plc and DEPFA ACS). Under the Deed of Covenant, persons shown in the records of Euroclear and/or CBL and/or CBF and/or any other relevant clearing system as being entitled to an interest in a Temporary Global Instrument will acquire directly against the relevant Issuer all those rights to which they would have been entitled if, immediately before the Temporary Global Instrument became void, they had been the holders of Definitive Instruments in an aggregate principal amount equal to the principal amount of Instruments they were shown as holding in the records of Euroclear and/or CBL and/or CBF and/or any other relevant clearing system.

Exchange of Permanent Global Instruments

Whenever a Permanent Global Instrument is to be exchanged for Definitive Instruments, the relevant Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Instruments, duly authenticated and with Coupons and Talons attached (if so specified in the relevant Pricing Supplement), in an aggregate principal amount equal to the principal amount of the Permanent Global Instrument to the bearer of the Permanent Global Instrument against the surrender of the Permanent Global Instrument at the Specified Office of the Fiscal Agent or, as the case may be, German Fiscal Agent within 30 days of the bearer requesting such exchange.

If:

(a) Definitive Instruments have not been delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer of a Permanent Global Instrument has duly requested exchange of the Permanent Global Instrument for Definitive Instruments; or

(b) a Permanent Global Instrument (or any part of it) has become due and payable in accordance with the Terms and Conditions of the Instruments or the date for final redemption of the Instruments has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest thereon has not been made to the bearer of the Permanent Global Instrument in accordance with the terms of the Permanent Global Instrument on the due date for payment,

then the Permanent Global Instrument (including the obligation to deliver Definitive Instruments) will become void at 5.00 p.m. (London time) on such thirtieth day (in the case of (a) above) or at 5.00 p.m. (London time) on such due date (in the case of (b) above) and the bearer of the Permanent Global Instrument will have no further rights thereunder (but without prejudice to the rights which the bearer of the Permanent Global Instrument or others may have under the Deed of Covenant. Under the Deed of Covenant, persons shown in the records of Euroclear and/or CBL and/or CBF and/or any other relevant clearing system as being entitled to an interest in a Permanent Global Instrument will acquire directly against the relevant Issuer all those rights to which they would have been entitled if, immediately before the Permanent Global Instrument became void, they had been the holders of Definitive Instruments in an aggregate principal amount equal to the principal amount of Instruments they were shown as holding in the records of Euroclear and/or CBL and/or CBF and/or any other relevant clearing system.

Conditions applicable to Global Instruments

Each Global Instrument will contain provisions which modify the Terms and Conditions of the Instruments as they apply to the Global Instrument. The following is a summary of certain of those provisions:

Payments: All payments in respect of the Global Instrument will be made against presentation and (in the case of payment of principal in full with all interest accrued thereon) surrender of the Global Instrument at the Specified Office of any Paying Agent and will be effective to satisfy and discharge the corresponding liabilities of the relevant Issuer in respect of the Instruments. On each occasion on which a payment of principal or interest is made in respect of the Global Instrument, the relevant Issuer shall procure that the same is noted in a schedule thereto.

Exercise of put option: In order to exercise the option contained in Condition 10(e) (*Redemption at the option of Instrumentholders*) the bearer of the Permanent Global Instrument must, within the period specified in the Conditions for the deposit of the relevant Instrument and put notice, give written notice of such exercise to the

Fiscal Agent or, as the case may be, German Fiscal Agent specifying the principal amount of Instruments in respect of which such option is being exercised. Any such notice will be irrevocable and may not be withdrawn.

Partial exercise of call option: In connection with an exercise of the option contained in Condition 10(c) (*Redemption at the option of the Issuer*) in relation to some only of the Instruments, the Permanent Global Instrument may be redeemed in part in the principal amount specified by the Issuer in accordance with the Conditions and the Instruments to be redeemed will not be selected as provided in the Conditions.

Notices: Notwithstanding Condition 20 (*Notices*), while all the Instruments are represented by a Permanent Global Instrument (or by a Permanent Global Instrument and/or a Temporary Global Instrument) and the Permanent Global Instrument is (or the Permanent Global Instrument and/or the Temporary Global Instrument are) deposited with a depositary or a common depositary for Euroclear and/or CBL and/or CBF and/or any other relevant clearing system, notices to Instrumentholders may be given by delivery of the relevant notice to Euroclear and/or CBL and/or CBF and/or any other relevant clearing system and, in any case, such notices shall be deemed to have been given to the Instrumentholders in accordance with Condition 20 (*Notices*) on the date of delivery to Euroclear and/or CBL and/or CBF and/or any other relevant clearing system.

Redenomination: If the Instruments are redenominated pursuant to Condition 23 (*Redenomination, Renominalisation and Reconventioning*), then following redenomination:

(a) if Definitive Instruments are required to be issued, they shall be issued at the expense of the relevant Issuer in the denominations of Euro 0.01, Euro 1,000, Euro 10,000, Euro 100,000 and such other denominations as the Fiscal Agent shall determine and notify to the Instrumentholders; and

(b) the amount of interest due in respect of Instruments represented by a Permanent Global Instrument and/or a Temporary Global Instrument will be calculated by reference to the aggregate principal amount of such Instruments and the amount of such payment shall be rounded down to the nearest Euro 0.01.

TERMS AND CONDITIONS OF THE ACS INSTRUMENTS

The following is the text of the terms and conditions which, as supplemented, amended and/or replaced by the relevant Pricing Supplement, will be applicable to the ACS Instruments issued under the Programme.*

THE ACS INSTRUMENTS (AS DEFINED BELOW) ARE PUBLIC CREDIT COVERED SECURITIES ISSUED IN ACCORDANCE WITH THE ACS ACT (AS DEFINED BELOW). THE ISSUER (AS DEFINED BELOW) HAS BEEN REGISTERED BY THE IRISH FINANCIAL SERVICES REGULATORY AUTHORITY AS PART OF THE CENTRAL BANK AND FINANCIAL SERVICES AUTHORITY OF IRELAND (FORMERLY THE CENTRAL BANK OF IRELAND) AS A DESIGNATED PUBLIC CREDIT INSTITUTION PURSUANT TO THE ACS ACT. THE FINANCIAL OBLIGATIONS OF THE ISSUER UNDER THE ACS INSTRUMENTS ARE SECURED ON THE COVER ASSETS THAT COMPRISE A COVER ASSETS POOL MAINTAINED BY THE ISSUER IN ACCORDANCE WITH THE ACS ACT.

1. Introduction

1.1 *Programme:* DEPFA BANK plc ("DEPFA plc") and DEPFA ACS BANK (the "Issuer") have established a programme (the "Programme") for the issuance of up to €15,000,000,000 in aggregate principal amount of debt instruments, including public credit covered securities (the "ACS Instruments") of the Issuer, issued in accordance with the Asset Covered Securities Act, 2001 of Ireland (as amended, the "ACS Act").

1.2 *Pricing Supplement:* ACS Instruments issued under the Programme are issued in series (each a "Series") and each Series may comprise one or more tranches (each a "Tranche") of ACS Instruments. Each Tranche is the subject of a pricing supplement (the "Pricing Supplement") which supplements these terms and conditions (the "Conditions"). The terms and conditions applicable to any particular Tranche of ACS Instruments are these Conditions as supplemented, amended and/or replaced* by the relevant Pricing Supplement. In the event of any inconsistency between these Conditions and the relevant pricing Supplement, the relevant Pricing Supplement shall prevail.

1.3 *Agency Agreement:* The ACS Instruments are the subject of an amended and restated paying agency agreement dated 30 July 2004 (as amended or supplemented from time to time, the "Agency Agreement") between DEPFA plc, the Issuer, Deutsche Bank AG London as fiscal agent (the "Fiscal Agent" which expression includes any successor fiscal agent appointed from time to time in connection with the ACS Instruments), Deutsche Bank Aktiengesellschaft as German fiscal agent (the "German Fiscal Agent", which expression includes any successor German fiscal agent appointed from time to time in connection with the ACS Instruments) and the paying agents named therein (together with the Fiscal Agent and the German Fiscal Agent, the "Paying Agents", which expression includes any successor or additional paying agents appointed from time to time in connection with the ACS Instruments.

1.4 *The ACS Instruments:* All subsequent references in these Conditions to "ACS Instruments" are to the ACS Instruments which are the subject of the relevant Pricing Supplement. Copies of the relevant Pricing Supplement are available for inspection by Instrument Holders (as defined below) during normal business hours at the registered office of DEPFA ACS in Ireland and at the Specified Offices of the Fiscal Agent and the German Fiscal Agent, the initial Specified Offices of which are set out below.

1.5 *Summaries:* Certain provisions of these Conditions are summaries of the Agency Agreement and are subject to its detailed provisions. The holders of the ACS Instruments (the "Instrument Holders") are bound by, and are deemed to have notice of, all the provisions of the Agency Agreement applicable to them. Copies of the Agency Agreement are available for inspection by Instrument Holders during normal business hours at the registered office of DEPFA ACS in Ireland and at the Specified Offices of each of the Paying Agents, the initial Specified Offices of which are set out below.

2. Interpretation

2.1 *Definitions:* In these Conditions the following expressions have the following meanings:-

"Accrual Yield" has the meaning given in the relevant Pricing Supplement;

"Additional Business Centre(s)" means the city or cities specified as such in the relevant Pricing Supplement;

---

* Applicable to any ACS Instruments except for ACS Instruments to be listed on the Frankfurt Stock Exchange.

"Additional Financial Centre(s)" means the city or cities specified as such in the relevant Pricing Supplement;

"Business Day" means:-

(a) in relation to any sum payable in euro, a TARGET Settlement Day and a day on which commercial banks and foreign exchange markets settle payments generally in each (if any) Additional Business Centre; and

(b) in relation to any sum payable in a currency other than euro, a day on which commercial banks and foreign exchange markets settle payments generally in London, the Principal Financial Centre for the relevant currency and in each (if any) Additional Business Centre;

"Business Day Convention", in relation to any particular date, has the meaning given in the relevant Pricing Supplement and, if so specified in the relevant Pricing Supplement, may have different meanings in relation to different dates and, in this context, the following expressions shall have the following meanings:-

(a) "Following Business Day Convention" means that the relevant date shall be postponed to the first following day that is a Business Day;

(b) "Modified Following Business Day Convention" or "Modified Business Day Convention" means that the relevant date shall be postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date will be the first preceding day that is a Business Day;

(c) "Preceding Business Day Convention" means that the relevant date shall be brought forward to the first preceding day that is a Business Day;

(d) "FRN Convention", "Floating Rate Convention" or "Eurodollar Convention" means that each relevant date shall be the date which numerically corresponds to the preceding such date in the calendar month which is the number of months specified in the relevant Pricing Supplement as the Specified Period after the calendar month in which the preceding such date occurred *provided, however that*:

   (i) if there is no such numerically corresponding day in the calendar month in which any such date should occur, then such date will be the last day which is a Business Day in that calendar month;

   (ii) if any such date would otherwise fall on a day which is not a Business Day, then such date will be the first following day which is a Business Day, unless that day falls in the next calendar month, in which case it will be the first preceding day which is a Business Day; and

   (iii) if the preceding such date occurred on the last day in a calendar month which was a Business Day, then all subsequent such dates will be the last day which is a Business Day in the calendar month which is the specified number of months after the calendar month in which the preceding such date occurred; and

(e) "No Adjustment" means that the relevant date shall not be adjusted in accordance with any Business Day Convention;

"Calculation Agent" means the Fiscal Agent or, as the case may be, the German Fiscal Agent or such other Person specified in the relevant Pricing Supplement as the party responsible for calculating the Rate(s) of Interest and Interest Amount(s) and/or such other amount(s) as may be specified in the relevant Pricing Supplement;

"Day Count Fraction" means, in respect of the calculation of an amount for any period of time (the "Calculation Period"), such day count fraction as may be specified in these Conditions or the relevant Pricing Supplement and:-

(a) if "Actual/Actual (ISMA)" is so specified, means:-

  (i) where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

  (ii) where the Calculation Period is longer than one Regular Period, the sum of:

    (A) the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

    (B) the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year;

(b) if "Actual/365" or "Actual/Actual (ISDA)" is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(c) if "Actual/365 (Fixed)" is so specified, means the actual number of days in the Calculation Period divided by 365;

(d) if "Actual/360" is so specified, means the actual number of days in the Calculation Period divided by 360;

(e) if "30/360" is so specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (i) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (ii) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(f) if "30E/360" or "Eurobond Basis" is so specified means, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of the final Calculation Period, the date of final maturity is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month);

"Early Termination Amount" means, in respect of any ACS Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, these Conditions or the relevant Pricing Supplement;

"Extraordinary Resolution" has the meaning given in the Agency Agreement;

"Final Redemption Amount" means, in respect of any ACS Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement;

"Interest Amount" means, in relation to an ACS Instrument and an Interest Period, the amount of interest payable in respect of that ACS Instrument for that Interest Period;

"Interest Commencement Date" means the Issue Date of the ACS Instrument or such other date as may be specified as the Interest Commencement Date in the relevant Pricing Supplement;

"Interest Determination Date" has the meaning given in the relevant Pricing Supplement;

"Interest Payment Date" means the date or dates specified as such in, or determined in accordance with the provisions of, the relevant Pricing Supplement and, if a Business Day Convention is specified in the relevant Pricing Supplement:

(a) as the same may be adjusted in accordance with the relevant Business Day Convention; or

(b) if the Business Day Convention is the FRN Convention, Floating Rate Convention or Eurodollar Convention and an interval of a number of calendar months is specified in the relevant Pricing Supplement as being the Specified Period, each of such dates as may occur in accordance with the FRN Convention, Floating Rate Convention or Eurodollar Convention at such Specified Period of calendar months following the Interest Commencement Date (in the case of the first Interest Payment Date) or the previous Interest Payment Date (in any other case);

"Interest Period" means each period beginning on (and including) the Interest Commencement Date or any Interest Payment Date and ending on (but excluding) the next Interest Payment Date;

"ISDA Definitions" means the 2000 ISDA Definitions (as amended and updated as at the date of issue of the first Tranche of the ACS Instruments of the relevant Series (as specified in the relevant Pricing Supplement) as published by the International Swaps and Derivatives Association, Inc.);

"Issue Date" has the meaning given in the relevant Pricing Supplement;

"Margin" has the meaning given in the relevant Pricing Supplement;

"Maturity Date" has the meaning given in the relevant Pricing Supplement;

"Maximum Redemption Amount" has the meaning given in the relevant Pricing Supplement;

"Minimum Redemption Amount" has the meaning given in the relevant Pricing Supplement;

"Optional Redemption Amount (Call)" means, in respect of any ACS Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement;

"Optional Redemption Date (Call)" has the meaning given in the relevant Pricing Supplement;

"Participating Member State" means a member state of the European Communities which adopts the Euro as its lawful currency in accordance with the Treaty;

"Payment Business Day" means:

(a) if the currency of payment is Euro, any day which is:

  (i) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and

  (ii) in the case of payment by transfer to an account, a TARGET Settlement Day and a day on which dealings in foreign currencies may be carried on in each (if any) Additional Financial Centre; or

(b) if the currency of payment is not Euro, any day which is:

  (i) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and

  (ii) in the case of payment by transfer to an account, a day on which dealings in foreign currencies may be carried on in the Principal Financial Centre of the currency of payment and in each (if any) Additional Financial Centre;

"Person" means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality;

"Principal Financial Centre" means, in relation to any currency, the principal financial centre for that currency *provided, however, that*:

(a) in relation to Euro, it means the principal financial centre of such member state of the European Communities as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and

(b) in relation to Australian dollars, it means either Sydney or Melbourne and, in relation to New Zealand dollars, it means either Wellington or Auckland; in each case as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent;

"Rate of Interest" means the rate or rates (expressed as a percentage per annum) of interest payable in respect of the ACS Instruments specified in the relevant Pricing Supplement or calculated or determined in accordance with the provisions of these Conditions and/or the relevant Pricing Supplement;

"Redemption Amount" means, as appropriate, the Final Redemption Amount, the Early Redemption Amount (Tax), the Optional Redemption Amount (Call), the Early Termination Amount or such other amount in the nature of a redemption amount as may be specified in, or determined in accordance with the provisions of, the relevant Pricing Supplement;

"Reference Banks" has the meaning given in the relevant Pricing Supplement or, if none, four (or if the Principal Financial Centre is Helsinki, five) major banks selected by the Calculation Agent in the market that is most closely connected with the Reference Rate;

"Reference Price" has the meaning given in the relevant Pricing Supplement;

"Reference Rate" has the meaning given in the relevant Pricing Supplement;

"Regular Period" means:

(a) in the case of ACS Instruments where interest is scheduled to be paid only by means of regular payments, each period from and including the Interest Commencement Date to but excluding the first Interest Payment Date and each successive period from and including one Interest Payment Date to but excluding the next Interest Payment Date;

(b) in the case of ACS Instruments where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "Regular Date" means the day and month (but not the year) on which any Interest Payment Date falls; and

(c) in the case of ACS Instruments where, apart from one Interest Period other than the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "Regular Date" means the day and, month but not the year) on which any Interest Payment Date falls other than the Interest Payment Date falling at the end of the irregular Interest Period.

"Relevant Date" means, in relation to any payment, whichever is the later of (a) the date on which the payment in question first becomes due and (b) if the full amount payable has not been received in the Principal Financial Centre of the currency of payment by the Fiscal Agent or, as the case may be, the German Fiscal Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Instrument Holders in accordance with Condition 15 *(Notices)*;

"Relevant Financial Centre" has the meaning given in the relevant Pricing Supplement;

"Relevant Screen Page" means the page, section or other part of a particular information service (including, without limitation, the Reuters Money 3000 Service and Moneyline Telerate Service) specified as the Relevant Screen Page in the relevant Pricing Supplement, or such other page, section or other part as may replace it on that information service or such other information service, in each case, as may be nominated by the Person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate;

"Relevant Time" has the meaning given in the relevant Pricing Supplement;

"Reserved Matter" means any proposal to change any date fixed for payment of principal or interest in respect of the ACS Instruments, to reduce the amount of principal or interest payable on any date in respect of the ACS Instruments, to alter the method of calculating the amount of any payment in respect of the ACS Instruments or the date for any such payment, to change the currency of any payment under the ACS Instruments or to change the quorum requirements relating to meetings or the majority required to pass an Extraordinary Resolution;

"Security Interest" means any mortgage, charge, pledge, lien or other security interest including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction;

"Specified Currency" has the meaning given in the relevant Pricing Supplement;

"Specified Denomination(s)" has the meaning given in the relevant Pricing Supplement;

"Specified Office" has the meaning given in the Agency Agreement;

"Specified Period" has the meaning given in the relevant Pricing Supplement;

"Subsidiary" means, in relation to any Person (the "first Person") at any particular time, any other Person (the "second Person"):

(a) whose affairs and policies the first Person controls or has the power to control, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the second Person or otherwise; or

(b) whose financial statements are, in accordance with applicable law and generally accepted accounting principles, consolidated with those of the first Person;

"TARGET Settlement Day" means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open;

"Treaty" means the Treaty establishing the European Communities, as amended; and

"Zero Coupon ACS Instrument" means an ACS Instrument specified as such in the relevant Pricing Supplement.

2.2 *Interpretation:* In these Conditions:

(a) any reference to principal shall be deemed to include the Redemption Amount, any additional amounts in respect of principal which may be payable under Condition 12 *(Taxation)*, any premium payable in respect of an ACS Instrument and any other amount in the nature of principal payable pursuant to these Conditions;

(b) any reference to interest shall be deemed to include any additional amounts in respect of interest which may be payable under Condition 12 *(Taxation)* and any other amount in the nature of interest payable pursuant to these Conditions;

(c) references to ACS Instruments being "outstanding" shall be construed in accordance with the Agency Agreement; and

(d) if an expression is stated in Condition 2(a) *(Interpretation – Definitions)* to have the meaning given in the relevant Pricing Supplement, but the relevant Pricing Supplement gives no such meaning or specifies that such expression is "not applicable" then such expression is not applicable to the ACS Instruments.

3. Form, Denomination and Title

3.1 *Form of the ACS Instruments:* The Pricing Supplement shall specify that the ACS Instruments are issued as public credit covered securities pursuant to the ACS Act, in bearer form and may be represented by one or more global instruments (each a "Global ACS Instrument") (which expression shall mean, where the Pricing Supplement applicable to a Tranche specifies that TEFRA D Rules apply, any temporary global instrument ("Temporary Global ACS Instrument") and permanent global instrument ("Permanent Global ACS Instrument") and, where the Pricing Supplement applicable to a Tranche specifies that TEFRA C Rules apply, any permanent global instrument ("Permanent Global ACS Instrument"). Neither ACS Instruments in definitive form nor interest coupons shall be issued in respect of the ACS Instruments.

3.2 *Clearing System:* Each Global ACS Instrument will be deposited with Clearstream Banking AG, Frankfurt am Main ("CBF"), or a common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme, Luxembourg ("CBL") or with any other clearing system(s) as specified in the relevant Pricing Supplement.

3.3 *Authorisation:* Each Global ACS Instrument will be executed under seal and will bear the signatures of two authorised signatories on behalf of the Issuer, such two authorised signatories being either two directors of the Issuer or one director of the Issuer and the company secretary of the Issuer. Each Global ACS Instrument to be deposited with a common depositary for Euroclear and CBL will also bear the manual signature of an authorised officer of the Fiscal Agent.

3.4 *Issue:* The ACS Instruments are represented upon issue, where the Pricing Supplement specifies that TEFRA D Rules apply, by a Temporary Global ACS Instrument or, where the Pricing Supplement specifies that TEFRA C Rules apply, by a Permanent Global ACS Instrument.

3.5 Where the Pricing Supplement specifies that TEFRA D Rules apply:

(a) Exchanges of a Temporary Global ACS Instrument for a Permanent Global ACS Instrument will be made only on or after the Exchange Date as specified in the Pricing Supplement provided certification as to the beneficial ownership thereof as required by U.S. Treasury regulations (in substantially the form set out in the Temporary Global ACS Instrument or in such other form as is customarily issued in such circumstances by the relevant clearing system) has been received.

(b) The bearer of any Temporary Global ACS Instrument shall not (unless, upon due presentation of such Temporary Global ACS Instrument for exchange (in whole but not in part only) for a Permanent Global ACS Instrument, such exchange or delivery is improperly withheld or refused and such withholding or refusal is continuing at the relevant payment date) be entitled to receive any payment in respect of the ACS Instruments represented by such Temporary Global ACS Instrument which falls due on or after the Exchange Date or be entitled to exercise any option on a date after the Exchange Date.

(c) If any date on which payment of interest on the ACS Instruments of a Tranche occurs whilst any of the ACS Instruments of that Tranche are represented by a Temporary Global ACS Instrument, the related interest payment will be made on the Temporary Global ACS Instrument only to the extent that certification as to the beneficial ownership thereof as required by U.S. Treasury regulations (in substantially the form set out in the Temporary Global ACS Instrument or in such other form as is customarily issued in such circumstances by the relevant clearing system) has been received by CBF or a common depositary for Euroclear and CBL or any other relevant clearing system. Payments of amounts due in respect of a Temporary Global ACS Instrument or a Permanent Global ACS Instrument will be made through CBF, Euroclear and CBL or any other relevant clearing system without any requirement for certification.

3.6 *Denominations:* The ACS Instruments will be the Specified Denomination(s) specified in the relevant Pricing Supplement. In the case of a Series of ACS Instruments with more than one Specified Denomination, ACS Instruments of one Specified Denomination will not be exchangeable for ACS Instruments of another Specified Denomination.

3.7 *Title:* Title to the ACS Instruments will pass by agreement to transfer of title and delivery. The holder of any ACS Instrument shall (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing thereon or any notice of any previous loss or theft thereof) and no Person shall be liable for so treating such holder.

3.8 *Instalment ACS Instruments:* ACS Instruments, the principal amount of which is repayable by instalments ("Instalment ACS Instruments"), will have endorsed thereon a grid for recording the repayment of principal.

4. Status

The ACS Instruments constitute direct, unconditional and unsubordinated obligations of the Issuer which will at all times rank *pari passu* without any preference among themselves. The ACS Instruments are public credit covered securities issued in accordance with the ACS Act and rank *pari passu* with all other public credit covered securities of the Issuer issued under the ACS Act.

5. Fixed Rate ACS Instruments Provisions

5.1 *Application:* This Condition 5 (*Fixed Rate ACS Instruments Provisions*) is applicable to the ACS Instruments only if the Fixed Rate ACS Instruments Provisions are specified in the relevant Pricing Supplement as being applicable.

5.2 *Accrual of Interest:* Interest shall accrue on the principal amount of each ACS Instrument or, in the case of an Instalment ACS Instrument, on each instalment of principal or, in the case of a partly paid ACS Instrument, on the paid up principal amount of such ACS Instrument or otherwise as indicated in the Pricing Supplement. The ACS Instruments bear interest from the Interest Commencement Date at the Rate of Interest payable in arrears on each Interest Payment Date, subject as provided in Condition 10 (*Payments*). Each ACS Instrument will cease to bear interest from the due date for final redemption (or, in the case of an Instalment ACS Instrument, in respect of each instalment of principal, on the due date for payment thereof) unless, upon due presentation, payment of the Redemption Amount (or the relevant instalment) is improperly withheld or refused, in which case it will continue to bear interest in accordance with this Condition 5 (*Fixed Rate ACS Instrument Provisions*) (as well after as before any demand or judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such ACS Instrument up to that day are received by or on behalf of the relevant Instrument Holder and (ii) the day which is seven days after the Fiscal Agent or, as the case may be, the German Fiscal Agent has notified the relevant Instrument Holders in accordance with Condition 15 (*Notices*) that it has received all sums due in respect of the ACS Instruments up to such seventh day (except to the extent that there is any subsequent default in payment).

5.3 *Fixed Coupon Amount:* The amount of interest payable in respect of each ACS Instrument for any Interest Period shall be the relevant Fixed Coupon Amount and, if the ACS Instruments are in more than one Specified Denomination, shall be the relevant Fixed Coupon Amount in respect of the relevant Specified Denomination.

5.4 *Calculation of Interest Amount:* The amount of interest payable in respect of each ACS Instrument for any period for which a Fixed Coupon Amount is not specified shall be calculated by applying the Rate of Interest to the principal amount of such ACS Instrument, multiplying the product by the relevant Day Count Fraction and rounding the resulting figure to the nearest sub-unit of the Specified Currency (half a sub-unit being rounded upwards). For this purpose a "sub-unit" means, in the case of any currency other than Euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, in the case of Euro, means one cent.

6. Floating Rate ACS Instrument and Index-Linked Interest ACS Instrument Provisions

6.1 *Application:* This Condition 6 (*Floating Rate ACS Instrument and Index-Linked Interest ACS Instrument Provisions*) is applicable to the ACS Instruments only if the Floating Rate ACS Instrument Provisions or the Index-Linked Interest ACS Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

6.2 *Accrual of interest:* Interest shall accrue on the principal amount of each ACS Instrument or, in the case of an Instalment ACS Instrument, on each instalment of principal or, in the case of a partly paid ACS Instrument, on the paid-up principal amount of such ACS Instrument or otherwise as indicated in the Pricing Supplement. The ACS Instruments bear interest from the Interest Commencement Date at the Rate of Interest payable in arrears on each Interest Payment Date, subject as provided in Condition 10 (*Payments*). Each ACS Instrument will cease to bear interest from the due date for final redemption (or, in the case of an Instalment ACS Instrument, in respect of each instalment of principal on the due date for payment thereof) unless, upon due presentation, payment of the Redemption Amount (or the relevant instalment) is improperly withheld or refused, in which case it will continue to bear interest in accordance with this Condition (as well after as before any demand or judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such ACS Instrument up to that day are received by or on behalf of the relevant Instrument Holder and (ii) the day which is seven days after the Fiscal Agent or, as the case may be, the German Fiscal Agent has notified the relevant Instrument Holder in accordance with Condition 15 (*Notices*) that it has received all sums due in respect of the ACS Instruments up to such seventh day (except to the extent that there is any subsequent default in payment).

6.3 *Screen Rate Determination:* If Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate(s) of Interest is/are to be determined, the Rate of Interest applicable to the ACS Instruments for each Interest Period will be determined by the Calculation Agent on the following basis:

(a) if the Reference Rate is a composite quotation or customarily supplied by one entity, the Calculation Agent will determine the Reference Rate which appears on the Relevant Screen Page as of the Relevant Time on the relevant Interest Determination Date;

(b) in any other case, the Calculation Agent will determine the arithmetic mean of the Reference Rates which appear on the Relevant Screen Page as of the Relevant Time on the relevant Interest Determination Date;

(c) if, in the case of (i) above, such rate does not appear on that page or, in the case of (ii) above, fewer than two such rates appear on that page or if, in either case, the Relevant Screen Page is unavailable, the Calculation Agent will:

  (i) request the principal Relevant Financial Centre office of each the Reference Banks to provide a quotation of the Reference Rate at approximately the Relevant Time on the Interest Determination Date to prime banks in the Relevant Financial Centre interbank market in an amount that is Representative for a single transaction in that market at that time; and

  (ii) determine the arithmetic mean of such quotations; and

(d) if fewer than two such quotations are provided as requested, the Calculation Agent will determine the arithmetic mean of the rates (being the nearest to the Reference Rate, as determined by the Calculation Agent) quoted by major banks in the Principal Financial Centre of the Specified Currency, selected by the Calculation Agent, at approximately 11.00 a.m. (local time in the Principal Financial Centre of the Specified Currency) on the first day of the relevant Interest Period for loans in the Specified Currency to leading European banks for a period equal to the relevant Interest Period and in an amount that is representative for a single transaction in that market at that time,

and the Rate of Interest for such Interest Period shall be the sum of the Margin and the rate or (as the case may be) the arithmetic mean so determined; *provided, however, that* if the Calculation Agent is unable to determine a rate or (as the case may be) an arithmetic mean in accordance with the above provisions in relation to any Interest Period, the Rate of Interest applicable to the ACS Instruments during such Interest Period will be the sum of the Margin and the rate or (as the case may be) the arithmetic mean last determined in relation to the ACS Instruments in respect of a preceding Interest Period.

6.4 *ISDA Determination:* If ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate(s) of Interest is/are to be determined, the Rate of Interest applicable to the ACS Instruments for each Interest Period will be the sum of the Margin and the relevant ISDA Rate where "ISDA Rate" in relation to any Interest Period means a rate equal to the Floating Rate (as defined in the ISDA Definitions) that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent were acting as Calculation Agent for that interest rate swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(a) the Floating Rate Option (as defined in the ISDA Definitions) is as specified in the relevant Pricing Supplement;

(b) the Designated Maturity (as defined in the ISDA Definitions) is a period specified in the relevant Pricing Supplement; and

(c) the relevant Reset Date (as defined in the ISDA Definitions) is either (A) if the relevant Floating Rate Option is based on the London inter-bank offered rate (LIBOR) for a currency, the first day of that Interest Period or (B) in any other case, as specified in the relevant Pricing Supplement.

6.5 *Index-Linked Interest:* If the Index-Linked Interest ACS Instrument Provisions are specified in the relevant Pricing Supplement as being applicable, the Rate(s) of Interest applicable to the ACS Instrument for each Interest Period will be determined in the manner specified in the relevant Pricing Supplement.

6.6 *Maximum or Minimum Rate of Interest:* If any Maximum Rate of Interest or Minimum Rate of Interest is specified in the relevant Pricing Supplement, then the Rate of Interest shall in no event be greater than the maximum or be less than the minimum so specified.

6.7 *Calculation of Interest Amount:* The Calculation Agent will, as soon as practicable after the time at which the Rate of Interest is to be determined in relation to each Interest Period, calculate the Interest Amount payable in respect of each ACS Instrument for such Interest Period. The Interest Amount will be calculated by applying the Rate of Interest for such Interest Period to the principal amount of such ACS Instrument during such Interest Period and multiplying the product by the relevant Day Count Fraction.

6.8 *Calculation of other amounts:* If the relevant Pricing Supplement specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent will, as soon as practicable after the time or times at which any such amount is to be determined, calculate the relevant amount. The relevant amount will be calculated by the Calculation Agent in the manner specified in the relevant Pricing Supplement.

6.9 *Publication:* The Calculation Agent will cause each Rate of Interest and Interest Amount determined by it, together with the relevant Interest Payment Date, and any other amount(s) required to be determined by it together with any relevant payment date(s) to be notified to the Issuer, the Paying Agents and each listing authority, stock exchange and/or quotation system (if any) by which the ACS Instruments have then been admitted to listing, trading and/or quotation as soon as practicable after such determination but (in the case of each Rate of Interest, Interest Amount and Interest Payment Date) in any event not later than the first day of the relevant Interest Period. Notice thereof shall also promptly be given to the Instrument Holders. The Calculation Agent will be entitled to recalculate any Interest Amount (on the basis of the foregoing provisions) without notice in the event of an extension or shortening of the relevant Interest Period.

6.10 *Notifications etc:* All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purposes of this Condition by the Calculation Agent will (in the absence of manifest error) be binding on the Issuer, the Paying Agents and the Instrument Holders and (subject as aforesaid) no liability to any such Person will attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions for such purposes.

7. Zero Coupon ACS Instrument Provisions

7.1 *Application:* This Condition 7 (*Zero Coupon ACS Instruments Provisions*) is applicable to the ACS Instruments only if the Zero Coupon ACS Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

7.2 *Late payment on Zero Coupon ACS Instruments:* If the Redemption Amount payable in respect of any Zero Coupon ACS Instrument is improperly withheld or refused, the Redemption Amount shall thereafter be an amount equal to the sum of:

(a) the Reference Price; and

(b) the product of the Accrual Yield (compounded annually) being applied to the Reference Price on the basis of the relevant Day Count Fraction from (and including) the Issue Date to (but excluding) whichever is the earlier of (i) the day on which all sums due in respect of such ACS Instrument up to that day are received by or on behalf of the relevant Instrument Holder and (ii) the day which is seven days after the Fiscal Agent or, as the case may be, the German Fiscal Agent has notified the relevant Instrument Holders in accordance with Condition 15 (*Notices*) that it has received all sums due in respect of the ACS Instruments up to such seventh day (except to the extent that there is any subsequent default in payment).

8. Dual Currency ACS Instrument Provisions

8.1 *Application:* This Condition 8 (*Dual Currency ACS Instrument Provisions*) is applicable to the ACS Instruments only if the Dual Currency ACS Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

8.2 *Rate of Interest:* If the rate or amount of interest fails to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

9. Redemption and Purchase

9.1 *Scheduled redemption:* Unless previously redeemed, or purchased and cancelled, the ACS Instruments will be redeemed at their Final Redemption Amount (or, in the case of Instalment ACS Instruments, in such number of instalments and in such amounts as may be specified in the Pricing Supplement) on the Maturity Date, subject as provided in Condition 10 (*Payments*).

9.2 *Redemption at the option of the Issuer:* If the Call Option is specified in the relevant Pricing Supplement as being applicable, the ACS Instruments may be redeemed at the option of the Issuer in whole or, if so specified in the relevant Pricing Supplement, in part on any Optional Redemption Date (Call) at the relevant Optional Redemption Amount (Call) less, in the case of any Instalment ACS Instrument, the

aggregate amount of all instalments that shall have become due and payable in respect of such Instalment ACS Instrument under any other Condition prior to the date fixed for redemption (which amount, if and to the extent not then paid, remains due and payable), on the Issuer's giving not less than 30 days' notice to the relevant Instrument Holders (which notice shall be irrevocable and shall oblige the Issuer to redeem the ACS Instruments or, as the case may be, the ACS Instruments specified in such notice on the relevant Optional Redemption Date (Call) at the Optional Redemption Amount (Call) plus accrued interest (if any) to such date).

9.3 *Partial redemption:* If the ACS Instruments are to be redeemed in part only on any date in accordance with Condition 9.2 (*Redemption at the option of the Issuer*), the ACS Instruments to be redeemed shall be selected by the drawing of lots in such place as the Fiscal Agent or, as the case may be, the German Fiscal Agent approves and in such manner as the Fiscal Agent or, as the case may be, the German Fiscal Agent considers appropriate, subject to compliance with applicable law and the rules of each listing authority, stock exchange and/or quotation system (if any) by which the ACS Instruments have then been admitted to listing, trading and/or quotation, and the notice to the relevant Instrument Holders referred to in Condition 9.2 (*Redemption at the option of the Issuer*) shall specify the serial numbers of the ACS Instruments so to be redeemed. If any Maximum Redemption Amount or Minimum Redemption Amount is specified in the relevant Pricing Supplement, then the Optional Redemption Amount (Call) shall in no event be greater than the maximum or be less than the minimum so specified.

9.4 *No other redemption:* The Issuer shall not be entitled to redeem the ACS Instruments otherwise than as provided in paragraphs 9.1 to 9.2 above.

9.5 *Early redemption of Zero Coupon ACS Instruments:* Unless otherwise specified in the relevant Pricing Supplement, the Redemption Amount payable on redemption of a Zero Coupon ACS Instrument at any time before the Maturity Date shall be an amount equal to the sum of:

(a) the Reference Price; and

(b) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the ACS Instrument becomes due and payable.

Where such calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year shall be made on the basis of such Day Count Fraction as may be specified in the Pricing Supplement for the purposes of this Condition 9.5 or, if none is so specified, a Day Count Fraction of 30E/360.

9.6 *Purchase:* The Issuer may at any time purchase ACS Instruments in the open market or otherwise and at any price.

9.7 *Cancellation:* All unmatured ACS Instruments so redeemed or purchased by the Issuer shall be cancelled forthwith and may not be reissued or resold.

10. Payments

10.1 *Principal:* Payments of principal shall be made only against presentation and (save in the case of a partial redemption which includes, in the case of an Instalment ACS Instrument, payment of any instalment other than the final instalment) surrender of ACS Instruments at the head office of the Issuer in the case of ACS Instruments held by CBF or, in the case of other ACS Instruments, at the Specified Office of any Paying Agent outside the United States by cheque (in the case of payment in Japanese Yen to a non-resident of Japan, drawn on an authorised foreign exchange bank) drawn in the currency in which the payment is due on, or by transfer to an account (in the case of payment in Japanese Yen to a non-resident of Japan, a non-resident account with an authorised foreign exchange bank specified by the payee) denominated in that currency (or, if that currency is Euro, any other account to which Euro may be credited or transferred) and maintained by the payee with a bank in the Principal Financial Centre of that currency (in the case of a sterling cheque, a town clearing branch of a bank in the City of London).

10.2 *Interest:* Payment of amounts in respect of interest on the ACS Instruments will be made where the relevant Pricing Supplement specifies that the TEFRA D Rules apply against presentation of the Temporary Global ACS Instrument (upon due certification as required herein) or the Permanent Global ACS Instrument or, where the relevant Pricing Supplement specifies that the TEFRA C Rules apply, against presentation of the

Permanent Global ACS Instrument at the head office of the Issuer in the case of ACS Instruments held by CBF or, in the case of ACS Instruments not to be listed or quoted on any listing authority, stock exchange and/or quotation system in Germany, at the specified office of any of the Paying Agents outside the United States in the manner described in paragraph 10.1 above.

10.3 *Payments in New York City:* Payments of principal or interest may be made at the Specified Office of a Paying Agent in New York City if (i) the relevant ACS Instruments are denominated or payable in U.S. dollars (except for ACS Instruments held by CBF and listed or quoted on a listing authority stock exchange and/or quotation system in Germany) (ii) the Issuer has appointed Paying Agents outside the United States with the reasonable expectation that such Paying Agents will be able to make payment of the full amount of the interest on the ACS Instruments in the currency in which the payment is due when due, (iii) payment of the full amount of such interest at the specified offices of all such Paying Agents is illegal or effectively precluded by exchange controls or other similar restrictions and (iv) payment is permitted by applicable United States law. If (ii), (iii) and (iv) of the previous sentence apply, the Issuer shall forthwith appoint a Paying Agent with a Specified Office in New York City.

10.4 *Payments subject to fiscal laws:* All payments in respect of the ACS Instruments are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 12 (*Taxation*). No commissions or expenses shall be charged to the Instrument Holders in respect of such payments.

10.5 *Payments on business days:* If the due date for payment of any amount in respect of any ACS Instrument is not a Payment Business Day in the place of presentation, the Instrument Holder shall not be entitled to payment in such place of the amount due until the next succeeding Payment Business Day in such place and shall not be entitled to any further interest or other payment in respect of any such delay.

10.6 *Partial payments:* If a Paying Agent makes a partial payment in respect of any ACS Instrument presented to it for payment, such Paying Agent will endorse thereon a statement indicating the amount and date of such payment.

11. Prescription

To the extent permitted by applicable law, the ACS Instruments shall become void unless presented for payment within a period of 12 years from the relevant date in respect thereof. After the date on which an ACS Instrument becomes void in its entirety, no claim may be made in respect thereof. Any monies paid by the Issuer to a Paying Agent for the payment of principal or interest with respect to the ACS Instruments and remaining unclaimed when the ACS Instruments become void shall be paid to the Issuer and all liability of the Issuer with respect thereto shall thereupon cease. In this Condition, the "relevant date" in respect of an ACS Instrument is the date on which a payment in respect thereof first becomes due or (if the full amount of the moneys payable in respect of the ACS Instruments due on or before that date has not been duly received by the Paying Agents on or prior to such due date) the date on which notice that the full amount of such moneys has been received is duly given to the Instrument Holders in accordance with Condition 15.

12. Taxation

All payments of principal and interest in respect of the ACS Instruments by or on behalf of the Issuer shall be made free and clear of, and without withholding or deduction for, any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by the jurisdiction of incorporation of the Issuer or any political subdivision or any authority or agency thereof or therein having power to tax, unless such withholding or deduction is required by law.

13. Agents

13.1 In acting under the Agency Agreement and in connection with the ACS Instruments, the Paying Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the Instrument Holders.

13.2 The initial Paying Agents and their initial Specified Offices are listed in the Agency Agreement. The initial Calculation Agent (if any) is specified in the relevant Pricing Supplement. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint a successor Fiscal Agent or successor German Fiscal Agent or Calculation Agent and additional or successor Paying Agents; *provided, however, that*:

(a) the Issuer shall at all times maintain a Fiscal Agent and a German Fiscal Agent; and

(b) the Issuer shall at all times maintain a Paying Agent (which may be the Fiscal Agent or, as the case may be, the German Fiscal Agent) with a Specified Office in continental Europe; and

(c) if European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 is brought into force the Issuer will ensure that it maintains a Paying Agent in an EU member state that will not be obliged to withhold or deduct tax pursuant to such Directive or any law implementing or complying with, or introduced to conform to, such Directive; and

(d) if a Calculation Agent is specified in the relevant Pricing Supplement, the Issuer shall at all times maintain a Calculation Agent; and

(e) if and for so long as the ACS Instruments are admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system which requires the appointment of a Paying Agent in any particular place, the Issuer shall maintain a Paying Agent having its Specified Office in the place required by such listing authority, stock exchange and/or quotation system and, for the avoidance of doubt, if and for so long as the ACS Instruments are admitted to listing on the Official List of the UK Listing Authority or, as the case may be, the Irish Stock Exchange Limited, the Issuer shall maintain a Paying Agent having its Specified Office in England, or, as the case may be, Ireland; and

(f) in the circumstances described in Condition 10.3 (*Payments in New York City*), the Issuer shall maintain a Paying Agent with a Specified Office in New York City.

Notice of any change in any of the Paying Agents or in their Specified Offices shall promptly be given to the Instrument Holders.

14. Further Issues

The Issuer may from time to time, without the consent of the Instrument Holders, create and issue further ACS Instruments having the same terms and conditions as the ACS Instruments in all respects (or in all respects except for the first payment of interest) so as to form a single series with the ACS Instruments.

15. Notices

Notices to the Instrument Holders shall be delivered to CBF, Euroclear and CBL or any other relevant clearing system for communication to the persons shown in their records as having interests therein provided that, if the ACS Instruments are admitted to listing on the Official List of the Irish Stock Exchange Limited, notices to Instrument Holders shall be valid if published in a leading English language daily newspaper having general circulation in Ireland and approved by the Irish Stock Exchange Limited (which is expected to be *The Irish Times*) or, if the ACS Instruments are listed on the Frankfurt Stock Exchange, notices to Instrument Holders shall be valid if published in a leading daily newspaper having general circulation in Germany (which is expected to be the *Börsen-Zeitung*) or, if the ACS Instruments are listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange, notices to Instrument Holders shall be valid if published in a leading English language daily newspaper published in London (which is expected to be the *Financial Times*) or, if such publication is not practicable, in a leading English language daily newspaper having general circulation in Europe. If the ACS Instruments are admitted to listing, trading and/or quotation by any other listing authority, stock exchange and/or quotation system, notices to Instrument Holders shall also be valued if published in compliance with the requirements of such listing authority, stock exchange and/or quotation system. Any such notice shall be deemed to have been given on the date of first publication (or if required to be published in more than one newspaper, on the first date on which publication shall have been made in all the required newspapers).

16. Overcollateralisation

16.1 For so long as any ACS Instruments are outstanding, the prudent market value (determined in accordance with the ACS Act) of the cover assets pool maintained by the Issuer in accordance with the terms of the ACS Act will not at any time be less than the then applicable Minimum Overcollateralisation Level.

16.2 For the purposes of this Condition 16, the applicable "Minimum Overcollateralisation Level" at any time shall be an amount equal to 105 per cent. of the total outstanding principal amount of public credit covered securities of the Issuer (including ACS Instruments) in issue at such time.

17. Governing Law and Jurisdiction

17.1 *Governing law:* The ACS Instruments are governed by, and shall be construed in accordance with, Irish law.

17.2 *Jurisdiction:* The Issuer and each Instrument Holder irrevocably agrees that the High Court of Ireland shall have exclusive jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the ACS Instruments (respectively, "Proceedings" and "Disputes") and, for such purposes, irrevocably submits to the jurisdiction of such court. The Issuer irrevocably waives any objection which it might now or hereafter have to the High Court of Ireland being nominated as the forum to hear and determine any Proceedings and to settle any Disputes and agrees not to claim that any such court is not a convenient or appropriate forum.

17.3 *Non-exclusivity:* The submission to the jurisdiction of the High Court of Ireland shall not (and shall not be construed so as to) limit the right of the Instrument Holders or any of them to take Proceedings in any court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law.

18. Enforcement

Any Instrument Holder may in any Proceedings against the Issuer or to which the Instrument Holder and the Issuer are parties protect and enforce in its own name its rights arising under its ACS Instruments provided that it has obtained: (a) a certificate issued by its Custodian (i) stating the full name and address of the Instrument Holder, (ii) specifying an aggregate principal amount of ACS Instruments credited on the date of such statement to such Instrument Holder's securities account maintained with such Custodian and (iii) confirming that the Custodian has given a written notice to CBF, Euroclear, CBL or any other relevant clearing system containing the information pursuant to (i) and (ii) and bearing acknowledgements of CBF, Euroclear, CBL or any other relevant clearing system and any accountholder of CBF, Euroclear, CBL or any other relevant clearing system whom CBF, Euroclear, CBL or any other relevant clearing system records as having an interest in the relevant ACS Instruments and (b) a copy of the relevant Global ACS Certificate certified as being a true copy by a duly authorised officer of CBF, Euroclear, CBL or any other relevant clearing system. For the purposes of the foregoing, "Custodian" means any bank or other financial institution of recognised standing authorised to engage in securities custody business with which the Instrument Holder maintains a securities account in respect of any ACS Instrument and includes CBF, Euroclear and CBL.

USE OF PROCEEDS

The net proceeds from the issuance of each Tranche of Instruments issued on an unsubordinated basis and each Tranche of ACS Instruments (subject in the case of ACS Instruments to the requirements of the ACS Act) will be applied by the relevant Issuer to meet part of its financing requirements. The net proceeds from the issuance of each Tranche of Instruments issued on a subordinated basis will be used to strengthen the capital base of the relevant Issuer to support the continuing growth of its business.

TAXATION

The information below is not intended as tax advice and it does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of Instruments and/or Coupons or, as the case may be, ACS Instruments. Prospective purchasers are urged to satisfy themselves as to the overall tax consequences of purchasing, holding and/or selling the Instruments and/or Coupons or, as the case may be, ACS Instruments.

Germany

Persons, resident in the Federal Republic of Germany are subject to income taxation (income tax or corporate income tax, as the case may be, and solidarity surcharge) on their worldwide income, regardless of its source, including interest from debentures of any kind, such as the Instruments or Coupons or, as the case may be, ACS Instruments. Capital gain from the sale of Instruments or ACS Instruments is taxable if (i) it falls into a category of income effectively connected to a German trade or business or (ii) the sale occurs within one year after purchase of the Instruments or ACS Instruments.

Accrued unpaid interest paid as a part of the sales price ("Accrued Interest") is deemed to be interest and taxed accordingly. Furthermore, if the Instrument or ACS Instrument is regarded to be a financial innovation (*Finanzinnovation*) within the meaning of the Income Tax Act (*Einkommensteuergesetz*), amounts received upon sale, transfer or redemption of a Coupon, Instrument or ACS Instrument by an individual holder may be regarded as taxable interest income ("Deemed Interest") in an amount equal to (i) the difference between the issue price or purchase price of the Instrument or ACS Instrument and the redemption amount or sale proceeds to the extent such amount is attributable to the period over which such holder of an Instrument or ACS Instrument has held such Instrument or ACS Instrument (*Besteuerung nach der Emissionsrendite*), or (ii) alternatively, the difference between the proceeds from the sale or redemption and the purchase price or issue price (*Besteuerung nach der Marktrendite*). If the Instruments or ACS Instruments form part of the property of a German trade or business, the annual increase in value of the Instrument or ACS Instrument, as calculated at the time of acquisition, must be taken into account *pro rata temporis* as interest income.

Persons not resident nor deemed resident pursuant to German tax law are currently not subject to German income taxation with respect to interest or capital gains which they may receive under the Instruments or Coupons or, as the case may be, ACS Instruments unless such income falls into a category of income from German sources such as income from the letting and leasing of German property or income effectively connected with a German trade or business, or interest is paid upon physical presentation of Coupons, Instruments or ACS Instruments. Where the Coupons, Instruments or ACS Instruments form part of the property of a German trade or business interest income, including Accrued and Deemed Interest, and capital gains will also be subject to trade tax.

The German withholding tax rules require withholding by a German financial institution, which term includes a German branch of a foreign financial institution but excludes a foreign branch of a German financial institution or, if no such German financial institution pays out the interest amounts, the debtor of the interest payments (i) (other than in the case of (ii) below) at a rate of 30 per cent. upon interest payments made by such German financial institution or the debtor to (a) German tax residents (i.e. persons whose residence, customary place of abode, corporate seat or principal place management is located in Germany) and (b) persons who are not resident in the Federal Republic of Germany if according to German income tax law the interest received from the Instruments or, as the case may be, ACS Instruments fall into a category of income from German sources such as income from the letting and leasing of German property or income effectively connected with a German trade or business ((a) and (b), together the "German Holder") and (ii) at a rate of 35 per cent. upon interest payments made upon presentation to a German financial institution, of interest coupons (with or without the Instrument or ACS Instrument itself) by a German or foreign holder (other than a foreign financial institution). Withholding tax on interest is also imposed on Accrued Interest and Deemed Interest. As regards Deemed Interest withholding tax will be assessed on an amount equal to the difference between the issue or purchase price of the Instrument or Pfandbrief Instrument or ACS Instrument and the redemption amount or sales proceeds if the holder has kept the Instrument or ACS Instrument in a custodial account since the time of issuance or acquisition, respectively. Otherwise withholding tax is applied to 30 per cent. of the amounts paid in partial or final redemption of the Instrument or ACS Instrument or the proceeds from the sale of the Instrument or ACS Instrument respectively. The aforementioned tax rates are increased by the solidarity surcharge (*Solidaritätszuschlag*) amounting to 5.5 per cent. of the respective tax rate. The total withholding tax burden therefore amounts to 31.65 per cent. and 36.925 per cent. respectively. The withholding tax (including solidarity surcharge) is an advance payment on the income tax liability if the recipient of the interest payment is subject to German income taxation by assessment.

If the amount of interest due under or the redemption amount of the Instrument or ACS Instrument depends on the performance of an index or if the Instrument or ACS Instrument can be regarded as an equity-like investment, income and deemed income may be subject to income taxation, trade tax and, even if interest on the Instrument or ACS Instrument is not paid out by a German financial institution, to withholding tax.

The obligation of each Issuer to make payments of additional amounts in respect of such withholding or deduction as referred to in Condition 12 (*Taxation*) of the Terms and Conditions of the Instruments will not apply to Instruments or Coupons presented for payment in any of the circumstances referred to in Condition 12(a)(i) to (ix) inclusive. In relation to any ACS Instruments issued by DEPFA ACS, there is no provision in the terms and conditions of the ACS Instruments for gross up in relation to such ACS Instruments.

On 16 December 2002, the Federal Government announced plans to change the existing tax regime in respect of interest income. Instead of the withholding tax currently imposed at a rate of 30 per cent. as a pre-payment towards a German Holder's actual tax liability, a withholding tax at a lower rate (expected (at the date of this Information Memorandum) to be 25 per cent.) would be imposed as the final tax liability. At the date of this Information Memorandum it was unclear whether these plans will actually be implemented.

Ireland

Liability of Holders of Instruments or ACS Instruments to Income Tax

Persons resident in Ireland are subject to Irish corporation tax or income tax on their worldwide income, which would include interest paid and discounts realised on Instruments or ACS Instruments.

Persons not resident in Ireland are subject to Irish tax on interest payable and discounts realised on Instruments or ACS Instruments, unless one of the following exemptions is available:

(a) A company which is not resident or a person who is not ordinarily resident in Ireland will not be chargeable to income tax in respect of interest paid on Instruments or ACS Instruments if:

  (i) the Instrument or ACS Instrument is issued on terms which require DEPFA plc or DEPFA ACS, as the case may be, to redeem it within fifteen years after the date on which it was issued;

  (ii) the Instrument or ACS Instrument is issued by DEPFA plc or DEPFA ACS, as the case may be, in the course of carrying on certified operations under section 446 of the Irish Taxes Consolidation Act 1997. DEPFA plc and DEPFA ACS each have such a certificate under section 446; and

  (iii) the interest is paid either before or after 31 December 2005 in the course of carrying on the operations that are currently certified under section 446 of the Irish Taxes Consolidation Act 1997 notwithstanding that the certificate will expire on 31 December 2005.

(b) A company which is not resident or a person who is not ordinarily resident in Ireland will not be chargeable to income tax in respect of interest paid on Instruments or ACS Instruments if:

  (i) the interest is paid on or before 31 December, 2005; and

  (ii) the Instrument or ACS Instrument is issued and the interest is paid in the course of carrying on certified operations under section 446 of the Irish Taxes Consolidation Act 1997. DEPFA plc and DEPFA ACS each have such a certificate under section 446.

(c) A company which is not resident in Ireland will not be chargeable to income tax in respect of interest paid (in the ordinary course of business of DEPFA plc or, as the case may be, DEPFA ACS) on Instruments or ACS Instruments, as the case may be, if the company is resident in a Member State of the European Union or in a jurisdiction with which the Republic of Ireland has a valid double taxation treaty.

(d) A person (whether or not a company) who is not resident in Ireland will not be chargeable to income tax in respect of interest paid on Instruments or ACS Instruments if:

(i) the person is resident in a Member State of the European Union or in a jurisdiction with which Ireland has a valid double taxation treaty; and

(ii) the Instrument or ACS Instrument qualifies for exemption from withholding tax on interest as a "Quoted Eurobond".

An Instrument or ACS Instrument will qualify for exemption from withholding tax on interest as a "Quoted Eurobond" if:

(i) it is quoted on a recognised stock exchange;

(ii) it carries a right to interest; and

(iii) one of the following conditions is satisfied:

(a) the person by or through whom the payment is made is not in Ireland; or

(b) the payment is made by or through a person in Ireland, and either:

(1) the Instrument or ACS Instrument is held in a recognised clearing system (Euroclear, CBL and CBF are recognised for this purpose); or

(2) the person who is the beneficial owner of the Instrument or ACS Instrument and who is beneficially entitled to the interest is non-Irish resident and has made a declaration of non-Irish residence in the form required by the Irish Revenue Commissioners.

(e) A person (whether or not a company) who is not resident in Ireland will not be chargeable to income tax in respect of interest paid on ACS Instruments if the person is resident in a Member State of the European Union or in a jurisdiction with which Ireland has a double taxation treaty.

(f) A person (whether or not a company) will not be taxed in respect of discounts on Instruments or ACS Instruments if the Instruments or ACS Instruments are issued by DEPFA plc or DEPFA ACS, as the case may be, in the course of carrying on certified operations under section 446 of the Irish Taxes Consolidation Act 1997 (see above) and:

(i) all persons holding Instruments or ACS Instruments, as the case may be, are not resident in Ireland;

(ii) the person is not chargeable in the name of a person (including a trustee) or in the name of an agent or branch in Ireland having the management or control of the discount; and

(iii) the person is not liable to Irish corporation tax on income from an Irish branch or agency or to income tax on the profits of a trade carried on in Ireland, to which the discount is attributable.

Withholding Tax

Irish tax legislation requires licensed banks such as DEPFA plc and DEPFA ACS to withhold tax on the payment of interest or discounts on certain "deposits". The term "deposit" is widely defined and would include an Instrument or ACS Instrument. There are a number of exceptions to the requirement to withhold tax, of which the most relevant are as follows:

(a) The interest or discount is paid on a "deposit" which is a debt on a security and is listed on a stock exchange.

(b) Although the Instrument or ACS Instrument is not listed on a stock exchange, the Instrument or ACS Instrument is held in Euroclear, CBL or CBF or any other clearing system recognised from time to time by the Irish Revenue Commissioners, and certain other conditions are met. The Programme complies with those other conditions.

Irish tax legislation contains, in addition to withholding tax on deposit interest, a general withholding tax which may apply if the withholding tax on deposit interest does not apply. No withholding tax applies where the Instrument or ACS Instrument qualifies for exemption as a Quoted Eurobond (see above). In the case of Instruments or ACS Instruments that do not qualify for exemption as a Quoted Eurobond (for instance, unquoted Instruments or unquoted ACS Instruments) the general withholding tax is in any event avoided by virtue of an exemption in relation to interest paid by banks in the ordinary course of their business.

Encashment Tax

Interest on any Instrument or ACS Instrument which qualifies for exemption from withholding tax on interest as a Quoted Eurobond (see above) paid to or realised by an agent in Ireland on behalf of a holder of the relevant Instrument or ACS Instrument will be subject to a withholding in respect of Irish income tax at the standard rate of Irish income tax (at the date of this Information Memorandum being 20 per cent.) unless the beneficial owner of the relevant Instrument or ACS Instrument that is entitled to the interest is not resident for tax purposes in Ireland and makes a declaration in the required form.

Capital Gains Tax

Where an Instrument or ACS Instrument is listed on a stock exchange, a holder will not be subject to Irish tax on capital gains in respect of that Instrument or ACS Instrument unless that holder is either resident or ordinarily resident for tax purposes in Ireland or that holder has an enterprise or an interest in an enterprise, which carries on business in Ireland through a branch or agency, or a permanent establishment, to which or to whom the Instrument or ACS Instrument is attributable.

Where an Instrument or ACS Instrument is not listed on a stock exchange, then an exemption from Irish capital gains tax in respect of the Instrument or ACS Instrument, as the case may be, will continue to apply to the holders who are exempted in the circumstances referred to in the paragraph immediately above provided that the Instrument or ACS Instrument, as the case may be, does not derive its value, or the greater part of its value, from Irish land or certain Irish mineral rights.

Capital Acquisitions Tax

If the Instruments or ACS Instruments, as the case may be, are comprised in a gift or inheritance taken from an Irish resident or ordinarily resident disponer or if the disponer's successor is resident or ordinarily resident in Ireland, or if any of the Instruments or ACS Instruments are regarded as property situated in Ireland, the disponer's successor may be liable to capital acquisitions tax. Instruments or ACS Instruments would be regarded as property situate in Ireland if they were ever to be physically kept or located in Ireland with a depositary or otherwise.

For the purposes of capital acquisitions tax, a non-Irish domiciled person will not be treated as resident or ordinarily resident in Ireland until December 2004 or later and then only in specified circumstances.

At the date of this Information Memorandum the standard rate of capital acquisitions tax is 20 per cent. No tax applies on a gift or inheritance from a spouse.

Stamp Duty

No stamp duty is payable on the transfer of ACS Instruments issued by DEPFA ACS.

No stamp duty is payable on the transfer by delivery of Instruments issued by DEPFA plc or DEPFA ACS, as the case may be.

European Union Savings Tax Directive

On 3 June 2003 the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income (the "Directive"). The Directive is scheduled to be applied by Member States from 1 July 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the Directive each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the Directive is to be applied by Member States and to terminate at the end of the first fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

The Directive has been enacted into Irish legislation. Since 1 January 2004, where any person in the course of a business or profession carried on in Ireland, which would include the Irish Paying Agent, makes an interest payment to, or secures an interest payment for the immediate benefit of, the beneficial owner of that interest, where that beneficial owner is an individual, that person must, in accordance with the methods prescribed in the legislation, establish the identity and residence of that beneficial owner. Where such a person makes such a payment to a "residual entity" then that interest payment is a "deemed interest payment" of the "residual entity" for the purpose of this legislation. A "residual entity", in relation to "deemed interest payments", must, in accordance with the methods prescribed in the legislation, establish the identity and residence of the beneficial owners of the interest payments received that are comprised in the "deemed interest payments". "Residual entity" means a person or undertaking established in Ireland or in another Member State or in an "associated territory" to which an interest payment is made for the benefit of a beneficial owner that is an individual, unless that person or undertaking is within the charge to corporation tax or a tax corresponding to corporation tax, or it has, in the prescribed format for the purposes of this legislation, elected to be treated in the same manner as an undertaking for collective investment in transferable securities within the meaning of the UCITS Directive 85/611/EEC, or it is such an entity or it is an equivalent entity established in an "associated territory", or it is a legal person (not being an individual) other than certain Finnish or Swedish legal persons that are excluded from the exemption from this definition in the EU Savings Tax Directive.

Procedures relating to the reporting of details of payments of interest (or similar income) made by any person in the course of a business or profession carried on in Ireland, which would include the Irish Paying Agent, to beneficial owners that are individuals or to residual entities resident in another Member State or an "associated territory" and procedures relating to the reporting of details of deemed interest payments made by residual entities where the beneficial owner is an individual resident in another Member State or an "associated territory", will apply from a date not earlier than 1 January 2005 to be specified by the Minister for Finance of Ireland. For the purposes of these paragraphs "associated territory" means Aruba, Netherlands Antilles, Jersey, Guernsey, Isle of Man, Anguilla, British Virgin Islands, Cayman Islands, Montserrat and Turks and Caicos Islands.

DESCRIPTION OF DEPFA BANK PLC

Introduction

DEPFA BANK public limited company ("DEPFA plc") was incorporated in the Republic of Ireland on 9 October 2001 and, following completion of the restructuring referred to below, is the parent company of the DEPFA BANK plc group of companies, comprising DEPFA plc and its consolidated subsidiaries (the "Group"), which is a specialist European provider of financial services to public sector clients. DEPFA plc is a public limited company based in Dublin and holds a universal banking licence from the Irish Financial Services Regulatory Authority as part of the Central Bank and Financial Services Authority of Ireland (the "Authority") under the Irish Central Bank Act 1971 (as amended). DEPFA plc has been registered in the Irish Companies Registration Office, and has been given company number 348819. Its shares are listed on the Frankfurt Stock Exchange (Official Market). It has a network of subsidiaries, branches and offices across many European countries, as well as in North America and Asia.

The Group including DEPFA plc provides a broad range of products and services to public sector entities, from government budget financing and financing of infrastructure projects to placing of public sector assets and investment banking and other advisory services.

Certain Business Developments

DEPFA plc is the largest Irish bank in terms of consolidated assets, and together with its consolidated subsidiaries, is one of the leading European providers of financing products and services to public sector entities, from government budget financing and financing of infrastructure projects to placing of public sector securities and furnishing investment banking products and other services.

The Group operates in only one business segment, the provision of public finance services. The Group classifies its services under three broad categories: budget finance, investment banking and infrastructure finance.

The Group is one of the leading European specialists in budget finance for public sector authorities. Budget finance involves the provision of financial solutions to sovereign clients (e.g. countries) and sub-sovereign clients (e.g. regions, federal states, cities and local authorities) including the origination and syndication of loans, the purchase of bonds and other debt securities issued by such clients on a private placement or syndicated basis, the granting of liquidity backstop facilities and letters of credit and the provision of structured financing solutions (including derivative products), advisory and other related services.

The Group also provides its public sector clients with investment banking services such as the arrangement, origination, syndication and placement of public sector capital market transactions, the structuring and sale of credit derivative products, and the provision of brokerage, trading and other advisory services.

The Group also provides infrastructure financing and services to public sector clients. The Group's infrastructure finance activities focus primarily on providing funding for essential public sector infrastructure projects (e.g. schools, prisons, hospital, roads) that are being carried out by privately owned companies under concessions or agreements awarded by public sector entities.

As at and for the year ended 31 December 2003, the Group had operating income of €640 million and total assets of €174 billion, of which a substantial majority was attributable to the Group's budget finance activities. The Group's public sector assets accounted for €139 billion in principal amount at 31 December 2003.

At 31 December 2003, €65 billion of such public sector assets (in principal amount) was included in the cover asset pools forming the collateral for the Asset Covered Securities and Pfandbriefe issued by DEPFA ACS and the Pfandbriefbank (as defined below), respectively.

Current Position and Recent Developments

Sale of DEPFA Deutsche Pfandbriefbank AG

In March 2004 DEPFA plc announced its decision to sell its subsidiary DEPFA Deutsche Pfandbriefbank AG (the "Pfandbriefbank").

Although DEPFA plc has not, at the date of this Information Memorandum, entered into a sale agreement with any party, it intends to complete the sale of the Pfandbriefbank by the end of 2004.

DEPFA plc expects to continue to cover German public sector clients following the sale of the Pfandbriefbank from a representative office in Frankfurt.

Management of DEPFA plc believes that the sale of the Pfandbriefbank will enable DEPFA plc to de-leverage its balance sheet and strengthen its credit rating in the medium term.

Management of DEPFA plc also expects that this transaction will allow the Group to further diversify its portfolio internationally into higher volume and margin jurisdictions such as the United States. Following the sale of the Pfandbriefbank, the Group's long-term funding activities are expected to be concentrated in DEPFA ACS.

Expansion in the United States

The Group plans to significantly expand its business in the United States in the next few years.

At the date of this Information Memorandum, the Group is in the process of establishing a number of representative offices in selected States.

In 2003 the Group obtained a licence from the Superintendent of Banks in the State of New York and the Board of Governors of the Federal Reserve System to establish and maintain an agency in the State of New York.

The agency's role is to source public sector financing activities in the United States that complement the Group's activities in Europe and Asia, including providing liquidity support facilities for U.S. municipalities and government sponsored enterprises, as well as selling credit protection for such entities.

Business Performance and Outlook

In respect of the three-month period ending 31 March 2004 the financial results of DEPFA plc show Group net income at €125 million, a 50.6 per cent. increase year-on-year and corresponds to a return on equity of 34.3 per cent. At €193 million, total revenues for the first quarter of 2004 were 34 per cent. higher year-on-year. Net interest income, including interest components from derivatives, rose by 33.8 per cent. to €107 million. Net commission income rose to €21 million. The trading result for this period was €–32 million which includes €–42 million from the securities business.

Compared to the first quarter of 2003 administrative expenditure was up 25.9 per cent., to €34 million. Provisions set aside for performance-related remuneration contributed to this increase. The cost/income ratio for this period was 17.6 per cent. for the quarter. Profit before taxes totalled €159 million (up 38.3 per cent). New business generated during the first quarter amounted to €12.4 billion, bringing the overall lending volume to €139 billion (up 20.7 per cent).

Since 31 March 2004, and save as otherwise disclosed in this Information Memorandum, there have been no significant changes in the development of DEPFA plc or the Group. Management believes that the Group is developing in line with its expectations.

Taxation

DEPFA plc is located in the International Financial Services Centre (the "IFSC") in Dublin, Ireland. The IFSC is a special business centre for which lower tax rates apply for offshore business. DEPFA plc received a certificate under section 446 of the Irish Taxes Consolidation Act 1997, certifying eligibility for lower tax rates effective from 15 May 2002. This lower tax rate is scheduled to terminate on 31 December 2005. The government of Ireland has provided for a general rate of 12.5 per cent. corporation tax on all other trading income since 2 January 2003. Management expects that DEPFA plc should be able to avail of this rate when its lower rate terminates in 2005.

Registered Office

The registered office of DEPFA plc is International House, 3 Harbourmaster Place, IFSC, Dublin 1, Ireland. The registered number of DEPFA plc is 348819.

Branches, Representative Offices and Subsidiaries of DEPFA

The Group currently has a presence in the following cities through its network of branches, representative offices and subsidiaries: Amsterdam, Copenhagen, Dublin, Frankfurt am Main, Hong Kong, London, Madrid, New York, Nicosia, Paris, Rome, and Tokyo.

Objects and Share Capital

The primary object of DEPFA plc is to carry on the business of banking in all its forms, including borrowing, raising or taking up money and employing and using the same.

As of 31 December 2003, DEPFA plc's authorised share capital was €130 million comprised of 43,333,334 shares with a par value of €3 each, of which 35,301,972 shares are issued and fully paid.

On 26 April 2004, pursuant to an ordinary resolution of shareholders, each issued and each authorised but unissued ordinary share of €3 each was subdivided into 10 ordinary shares of €0.30 each. Also, on 26 April 2004, pursuant to a special resolution of shareholders, the authorised share capital of DEPFA plc was increased by €100,000 by the creation of 10,000,000 non-cumulative redeemable preference shares of €0.01 each.

Regulatory Capital

Under the capital regulations of the Authority, at 31 March 2004 DEPFA plc's tier 1 capital was risk-weighted at 10.3 per cent. and its total capital to risk-weighted assets ratio was 18.9 per cent. Also at that date, 74 per cent. of DEPFA plc's on balance sheet assets were 0 per cent. risk-weighted, while 16 per cent. of such assets were 20 per cent. risk-weighted.

Auditors

DEPFA plc's auditors are PricewaterhouseCoopers, George's Quay, Dublin 2, Ireland.

Financial Year

The financial year of the Group is the calendar year.

The Board of Directors of DEPFA BANK plc

There are currently 13 members of the Board of Directors of DEPFA plc, 6 of whom are Executive Directors. Alternate Directors may also be appointed under the Memorandum and Articles of Association of DEPFA plc. DEPFA plc does not have a Supervisory Board.

Members	Principal Outside Activities
Gerhard Bruckermann *(Chairman and CEO)*	Chairman of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DePfa Capital Japan K. K. Member of the Board of Directors of DEPFA Investment Bank Ltd. Member of the Advisory Board of Karlsruher Rendite Beratungsgesellschaft für Vermögensanlagen GmbH. Member of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG. Member of the Advisory Board of Arsago Alternative Capital Management, Frankfurt. Member of the Advisory Board of DZ Bank, Frankfurt. Member of the Board of Directors of DBE Property Holdings Limited.
Dr. Thomas M. Kolbeck *(Deputy Chairman and Deputy CEO)*	Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DePfa Capital Japan K. K. Chairman of the Board of Directors of DEPFA Investment Bank Ltd. Chairman of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG. Member of the Supervisory Board of DEPFA IT Services AG. Member of the Supervisory Board of Homeworld Aktiengesellschaft.
Dermot. M. Cahillane	Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DBE Property Holdings Ltd. Member of the Board of Directors of DEPFA Investment Bank Ltd. Chairman of the Board of Directors of DEPFA ACS BANK. Member of the Board of Directors of DePfa Capital Japan K. K. Member of the Board of Directors of: DEPFA Hold One Limited, DEPFA Hold Two Limited, DEPFA Hold Three Limited, DEPFA Hold Four Limited, DEPFA Asset Management Ireland Limited and DEPFA Investment Fund plc.
Fulvio Dobrich	Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DEPFA Investment Bank Ltd. Chairman of the Board of Directors of DEPFA UK Ltd. Member of the Board of Directors of DePfa Funding Trust. Member of the Board of Directors of DePfa Funding LLC. Member of the Board of Directors of DLF Inc. Member of the Board of Directors of Malibart Ltd. Member of the Board of Directors of Segundo Ltd. and Galileo Fund Limited.

Members	Principal Outside Activities
Dr. Reinhard Grzesik	Member of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG. Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of: DEPFA Bank One Limited, DEPFA Bank Two Limited, DEPFA Bank Three Limited, DEPFA Bank Four Limited.
Jürgen Karcher	Vice Chairman of the Supervisory Board of Directors of DEPFA Deutsche Pfandbriefbank AG. Member of the Supervisory Board of Cytonet GmbH.
Dr. Richard Brantner	Member of the Board of Directors of European Investment Bank. Deg. DT. Investions und Entwicklungsgesellschaft. Member of the Board of Directors of Integrata AG.
Frances Ruane	Member of the Board of Directors of DEPFA ACS BANK, Douglas Hyde Gallery, Irish Writers' Centre, National Children's Hospital Foundation Board, Bord Gais Eireann.
Hans W. Reich	Member of the Board of Directors of Thyssen Krupp Werften GmbH. Member of the Board of Directors of Frachtkontor Junge & Co. Member of the Board of Directors of HUK-COBURG-Allgemeine-Versicherungs-AG. Member of the Board of Directors of Krankenversicherungs-AG der HUK-COBURG. Member of the Board of Directors of Lebensversicherung-AG der HUK-COBURG. Member of the Board of Directors of ALSTROM GmbH. Member of the Board of Directors of Deutsche Telekom AG. Member of the Board of Directors of IKB Deutsche Industriebank AG. Member of the Board of Directors of RAG AG. Member of the Board of Directors of Thyssen Krupp Steel AG. Haftplicht-Unterstützungs-Kasse kraftfahrender Beamter Deutschland AG. Member of the Board of Directors of HUK-COBURG Holing GmbH. Member of the Board of Directors of Deutsche Engergie-Agenter GmbH.
Prof. Dr. Dr. h.c.mult. Hans Tietmeyer	Vice Chairman of the Board of Directors of Bank for International Settlements. Member of the Board of Directors of BDO Deutsche Warentreuhand AG. DWS Investment GmbH. Member of the Board of Directors of ING Groep N.V. Member of the Board of Directors of Hauck & Aufhäuser Privatbankiers KgaA. Member of the Board of Directors of Aareal Bank.
Jacques Poos	Member of the Board of Directors of Banque BNP Paribas (Luxembourg).
Prof. Dr. Alexander Hemmelrath	Partner in Haarmann Hemmelrath & Partner. Member of the Board of Directors of Advanced Medien AG. Gieag. Member of the Board of Directors of Seitz AG. Member of the Board of Directors of Supermarket Media AG.
Maurice O'Connell	Governor of Central Bank of Ireland (ret'd)

Addresses of the Board of Directors of DEPFA BANK plc

The business address of Gerhard Bruckermann, Dermot Cahillane and Reinhard Grzesik is 3 Harbourmaster Place, International House, International Financial Services Centre, Dublin 1, Ireland. The business address of Thomas Kolbeck and Jürgen Karcher is An der Welle 5, 60322 Frankfurt, Germany. The business address of Fulvio Dobrich is 39th floor, 570 Lexington Avenue, New York, NY 10022, USA. The business address of Richard Brantner is Erhard-Junghans Strasse 29, 78713 Schramberg, Germany. The business address of Hans Reich is KFW, Palmengartenstrasse 5-9, D-60325 Frankfurt, Germany. The business address of Frances Ruane is Department of Economics, Trinity College, Dublin 2, Ireland. The business address of Hans Tietmeyer is Reichenbachweg 15b, 61462 Königstein, Germany. The business address of Jacques Poos is 45 Square Emile Mayrisch, Esch-Alzette L4240, Luxembourg. The business address of Alexander Hemmelrath is Haarmen, Hemmelrath & Partner, Rechtsanwälte, Wirtschaftsprüfer, Steuerberater GbR, Maximilianstrasse 35, 80539 Munich, Germany. The business address of Maurice O'Connell is 9 Cyprus Lawn, Templeogue, Dublin 6W, Ireland.

DESCRIPTION OF THE PRINCIPAL SUBSIDIARIES OF DEPFA BANK plc

The principal subsidiaries of DEPFA plc are as follows:

DEPFA Deutsche Pfandbriefbank AG, Frankfurt

DEPFA Deutsche Pfandbriefbank AG, the former parent of the Group, is governed by the German Mortgage Bank Act (MBA) and since its split from Aareal Bank AG concentrates purely on public sector lending.

In March 2004 DEPFA plc announced its decision to sell the Pfandbriefbank. Please see "Current Position and Recent Developments", above.

DePfa-Bank Europe plc, Dublin

DePfa-Bank Europe plc ("DePfa Europe") has historically been responsible for lending to European central, regional and local authorities outside Germany and into Japan and North America. On 2 December 2002, DePfa-Bank Europe plc transferred substantially all of its banking business to DEPFA plc, and management proposes to transfer all of the remaining assets and liabilities of DePfa Europe to DEPFA plc as soon as reasonably practical. There are no immediate plans to liquidate DePfa Europe.

DEPFA ACS BANK, Dublin

DEPFA ACS BANK is an unlimited company wholly owned by DEPFA plc, the primary purpose of which is to provide funding to the Group by issuing Asset Covered Securities under the ACS Act.

DEPFA Investment Bank Ltd., Nicosia

DEPFA Investment Bank Ltd. is incorporated in Nicosia, Cyprus and is responsible for investment banking activity with a focus on sovereign public sector investments in Central and Eastern Europe. DEPFA Investment Bank Ltd. is wholly owned (indirectly) by DEPFA plc.

DEPFA Capital Japan, K.K., Tokyo

DePfa Capital Japan K.K. is incorporated in Japan and engages in public sector financing.

DBE Property Holdings Ltd., Dublin

DePfa Property Holdings Ltd. acts a holding company for the Group's business premises in Dublin, Ireland.

DEPFA UK Ltd

DEPFA UK Ltd was established to provide management consultancy and advisory services relating to international public sector financing.

The following diagram illustrates the structure of the Group at the date of this Information Memorandum. Unless otherwise indicated, all subsidiaries of DEPFA plc are wholly owned:



DEPFA BANK p.l.c.
(Ireland)
98.25%
DEPFA Deutsche Pfandbriefbank AG
(Germany)
100%
DEPFA ACS BANK
(Ireland)
100%
DEPFA Holdings B.V.
(Netherlands)
100%
DEPFA Capital Japan K.K.
(Japan)
100%
DEPFA Funding LLC
(USA)
100%
DEPFA Funding Trust
(USA)
100%
DEPFA Finance N.V.
(Netherlands)
60%
100%
DEPFA International Holdings GmbH
(Germany)
100%
Catalina Management Ltd.
(Cyprus)
40%
DEPFA Investment Bank Ltd.
(Cyprus)
87.8%
DEPFA Asset Management Romania S.A.
(Romania)
DePfa-Bank Europe plc
(Ireland)
100%
DBE Property Holdings Ltd.
(Ireland)
100%
DEPFA UK Ltd.
(England & Wales)
100%
DEPFA Funding II LP
(England & Wales)
100%

CONSOLIDATED CAPITALISATION AND INDEBTEDNESS OF DEPFA BANK PLC

The following table sets out the capitalisation and indebtedness of the Group and is derived from the unaudited consolidated interim financial statements of the Group prepared in accordance with US GAAP as at 31 March 2004.

	US GAAP 31 March, 2004
	(€ million)
	Group
Authorised capital	
Authorised Capital[1]	130
Issued Capital[2]	103
Capital Reserves	350
Reserves	963
Other Comprehensive Income	119
Total share capital	1,535
Hybrid capital[3]	1,483
Minority interests[4]	24
Indebtedness	
Loan Capital	
Total long term[5]	79,947
Total short term[6]	23,303
Other indebtedness[7]	56,339
Total indebtedness[8]	159,589
Contingent liabilities arising from guarantees and indemnity agreements	37

(1) Authorised capital is comprised of 43,333,334 common shares with a par value of €3 each, of which 35,301,972 shares comprise issued share capital and 8,031,362 additional shares may be issued under the authorised capital. On April 26, 2004, pursuant to a special resolution of shareholders, the authorised share capital of DEPFA plc was increased by €100,000, by the creation of 10,000,000 Non-Cumulative Redeemable Preference Shares of €0.01 each. Furthermore, on 3 May 2004, DEPFA plc carried out a 10 for 1 stock split (see "Description of DEPFA BANK plc – Objects and Share Capital" above for further detail).

(2) Issued share capital is fully paid up and comprised of 35,301,972 shares with a par value of €3 each. At 31 March 2004, the Group held 1,064,620 shares of DEPFA plc with a nominal value of €3,193,860. On 3 May 2004, DEPFA plc carried out a 10 for 1 stock split. See "Description of DEPFA BANK plc – Objects and Share Capital" above for further detail.

(3) Hybrid capital comprises Profit Sharing Capital of €863 million (consisting of profit sharing certificates issued by the Pfandbriefbank in compliance with German banking regulations) and subordinated liabilities of €620 million.

(4) Minority interests are comprised of the minority interest in the Pfandbriefbank.

(5) Of total long term indebtedness, €76,965 million is secured, and €2,982 million is unsecured, but none is guaranteed.

(6) All short term indebtedness is unsecured and not guaranteed.

(7) Of total other indebtedness, €37,841 million is secured, and €18,498 million is unsecured, but none is guaranteed.

(8) Total indebtedness is disclosed in the unaudited consolidated interim financial statements of the Group as at 31 March 2004 as follows: Liabilities to banks €54,038 million, Liabilities to customers €5,283 million and Debt Securities in Issue €100,268 million.

Save as disclosed above, there has been no material change in the capitalisation or indebtedness, contingent liabilities or liabilities arising from guarantees and indemnity agreements of the Group since 31 March 2004.

CAPITALISATION AND INDEBTEDNESS OF DEPFA BANK PLC

The following table sets out the unconsolidated capitalisation and indebtedness of DEPFA plc and is derived from the unaudited Management Accounts of DEPFA plc prepared in accordance with Irish GAAP as at 31 March 2004 (which are the most recent publicly available unconsolidated financial statements of DEPFA plc at the date of this Information Memorandum).

	Irish GAAP 31 March, 2004
	(€ million)
Authorised capital	
Authorised capital[1]	130
Issued capital[2]	106
Share premium	1,142
Capital reserve	903
Reserves	192
Total share capital	2,343
Subordinated Debt	360
Indebtedness[3]	
Loan capital	
Total long term	1,262
Total short term	22,052
Other indebtedness	47,717
Total indebtedness	71,031

(1) Authorised capital is comprised of 43,333,334 common shares with par value of €3 each. On April 26, 2004, pursuant to a special resolution of shareholders, the authorised share capital of DEPFA plc was increased by €100,000, by the creation of 10,000,000 Non-Cumulative Redeemable Preference Shares of €0.01 each. Furthermore, on 3 May 2004, DEPFA plc carried out a 10 for 1 stock split (see "Description of DEPFA BANK plc – Objects and Share Capital" above for further details).

(2) Issued share capital is fully paid up and comprised of 35,301,972 shares with a par value of €3 each. On 3 May 2004, DEPFA plc carried out a 10 for 1 stock split. See "Description of DEPFA BANK plc – Objects and Share Capital" above for further details.

(3) Of total indebtedness, €33,456 million is secured and €37,575 million is unsecured. None of the indebtedness of DEPFA BANK plc is guaranteed.

Save as disclosed above, there has been no material change in the capitalisation or indebtedness, contingent liabilities or liabilities arising from guarantees and indemnity agreements of DEPFA BANK plc since 31 March 2004.

DESCRIPTION OF DEPFA ACS BANK

DEPFA ACS BANK ("DEPFA ACS") is a public unlimited company wholly owned by DEPFA plc, the primary purpose of which is to provide funding to the Group by issuing public credit covered securities (including ACS Instruments) in accordance with the ACS Act (as defined in the section "Irish Asset Covered Securities" below). DEPFA ACS was incorporated with registered number 354382 in Ireland on 13 March 2002 as a public limited company under the Irish Companies Acts, 1963 to 2001 under the name of DePfa ACS plc. It was subsequently re-registered as a public unlimited company and changed its name to DEPFA ACS BANK.

DEPFA ACS has a banking licence issued under the Irish Central Bank Act, 1971 (as amended) and is supervised by the Authority. It also has the status of a designated public credit institution under the ACS Act which authorises it to issue public credit covered securities (including ACS Instruments) in accordance with the ACS Act.

The registered office of DEPFA ACS is at 3 Harbourmaster Place, International Financial Services Centre, Dublin 1, Ireland.

The authorised share capital of DEPFA ACS is €1,000,000,000 divided into 1,000,000,000 ordinary shares of €1 each of which 315,000,000 shares are issued. DEPFA plc is the beneficial owner of 100 per cent. of the issued share capital of DEPFA ACS. In addition DEPFA ACS has €135,000,000 of lower Tier 2 subordinated term debt.

DEPFA ACS has no subsidiaries or subsidiary undertakings.

The Business of DEPFA ACS

DEPFA ACS was established with the purpose of issuing public credit covered securities under the ACS Act in order to finance public sector assets. Accordingly, the core activities of DEPFA ACS are the acquisition of public sector assets and the issuance and ongoing administration of public credit covered securities in accordance with the ACS Act. The issue of public credit covered securities provides the Group with a source of long term funding which assists the Group's liquidity management and improves funding costs.

DEPFA ACS has acquired from members of the Group, or itself originated, public sector assets and securities with an aggregate outstanding principal amount of approximately €25.4 billion as of 30 June 2004.

As of 30 June 2004, DEPFA ACS has issued Asset Covered Securities in an amount approximately equivalent to €2.9 billion under this Programme and €15 billion on a stand alone basis (the latter, including registered Asset Covered Securities).

All such Asset Covered Securities are rated, at the date of this Information Memorandum, AAA/Aaa by Moody's Investors Service, Inc., Standard and Poor's Rating Services, a division of The McGraw Hill Companies Inc. and Fitch Ratings.

DEPFA ACS's issuance of public credit covered securities is driven by capital market conditions and opportunities. Under its global covered bond programme and subject to market conditions, the Group expects to issue at least two benchmark issues annually with a maturity of five or ten years. Public credit covered securities are expected to serve as an important part of the Group's funding strategy. The Group has also issued public credit covered securities denominated in US dollars, which has helped to expand its investor base in the North American and Asian markets.

The selection of assets for acquisition by DEPFA ACS and inclusion in the Pool is largely determined by the requirements of the ACS Act and the specific characteristics of the ACS Instruments to be issued. Once the features of forthcoming issues have been determined according to market conditions, the composition of the Pool is determined by the requirements of the ACS Act and influenced by rating quality standards, diversification objectives and asset liability management considerations.

DEPFA ACS is an unlimited company. There is no limit on the liability of the then-current members (the registered shareholders of record) of DEPFA ACS, as an unlimited company under Irish law, to contribute to DEPFA ACS in an insolvent liquidation of DEPFA ACS to the extent that DEPFA ACS's assets are insufficient to meet its liabilities. In that event, the liquidator of DEPFA ACS or the court has the right to seek contribution from each of the members. DEPFA ACS's unlimited status does not confer on the creditors of DEPFA ACS the right to seek payment of DEPFA ACS's liabilities from DEPFA ACS's members or to seek contribution for DEPFA ACS from the members in the event of DEPFA ACS becoming insolvent or otherwise. This right rests with the liquidator of DEPFA ACS or the court on an insolvent winding-up.

Board of Directors and Management of DEPFA ACS

Four of the directors of DEPFA ACS are employees of Group companies. This close tie between the Group and the directors of DEPFA ACS is aimed at maintaining the Group's expertise and business franchise at DEPFA ACS. However, DEPFA ACS is independent in its decision-making capability as far as it is appropriate for a wholly-owned subsidiary bank of a banking group. At least four full board meetings of DEPFA ACS are held in Ireland each year while the executives meet on a more regular basis. An audit committee for DEPFA ACS has been established consisting of non-executive directors and meets at least once a year to receive the report of the internal audit team of the Group on DEPFA ACS. DEPFA ACS maintains a limited number of employees and also relies on intra-group services, particularly from its parent, DEPFA plc.

The Board of Directors of DEPFA ACS

As of the date of this Information Memorandum, there are six members of the Board of Directors of DEPFA ACS. Their business addresses and principal outside activities are listed below.

Members	Principal Outside Activities	
Dermot M. Cahillane	*Offices held within the Group:*	
(chairman and		
non-executive director)	DEPFA BANK plc	Member of the Board of Directors
	DePfa-Bank Europe plc	Member of the Board of Directors
	DBE Property Holdings Ltd.	Member of the Board of Directors
	DEPFA Investment Bank Ltd.	Member of the Board of Directors
	DePfa Capital Japan K.K.	Member of the Board of Directors
	DEPFA Asset Management Ireland Limited	
	DEPFA Hold One Limited	
	DEPFA Hold Two Limited	
	DEPFA Hold Three Limited	
	DEPFA Hold Four Limited	
	DEPFA Investment Fund plc	
Professor Frances Ruane	*Offices held within the Group*	
(non-executive director)	*(all non-executive):*	
	DEPFA BANK plc	Member of the Board of Directors
	Other Directorships/Activities:	
	Douglas Hyde Gallery,	
	Irish Writers Centre,	
	National Children's Hospital Foundation Board	
	Bord Gais Eireann	
Dr. T. P. A. Carey *(non-executive director)*	DCU Executive Education Ltd.	
Brian Farrell *(executive director)*	No other directorships/activities	
Wally Höfer-Neder *(executive director)*	No other directorships/activities	
Michael Deeny *(managing director)*	No other directorships/activities	

Addresses of the Board of Directors of DEPFA ACS BANK

The business address of Dermot M. Cahillane, Brian Farrell and Michael Deeny is 3 Harbourmaster Place, International Financial Services Centre, Dublin 1, Ireland. The business address of Professor Frances Ruane is the Department of Economics, Trinity College, Dublin 2, Ireland. The business address of Dr. T. P. A. Carey is 59, Eagle Valley, Powerscourt, Enniskerry, Co. Wicklow, Ireland. The business address of Wally Höfer-Neder is An der Welle 5, 60322 Frankfurt, Germany.

Auditors

DEPFA ACS's auditors are PricewaterhouseCoopers, George's Quay, Dublin 2, Ireland.

Financial Year

The financial year of DEPFA ACS is the calendar year.

CAPITALISATION AND INDEBTEDNESS OF DEPFA ACS BANK

The following table sets out the capitalisation and indebtedness of DEPFA ACS and is derived from the unaudited management accounts of DEPFA ACS prepared in accordance with Irish GAAP as at 31 March 2004.

	Irish GAAP 31 March 2004 (€ millions)
Total Liabilities(1)	25,604
Asset Covered Securities Outstanding(2)	14,669
Equity Shareholder's Funds	
Issued Share Capital(3)	265
Revenue Reserves	17
	282
Derivatives (nominals)	40,536

(1) This figure includes the €14,669,000,000 Asset Covered Securities outstanding and also includes €163,000,000 other secured liabilities. As a result, at 31 March 2004, total secured liabilities amounted to €14,832,000,000. The remaining €10,772,000,000 of total liabilities, was unsecured.

(2) All Asset Covered Securities are secured by means of a statutory preference under the ACS Act but not guaranteed.

(3) Issued share capital is comprised of 265,000,000 shares with a par value of €1 each.

Subsequent to 31 March 2004, an additional €6,561,000,000 in Asset Covered Securities were issued by DEPFA ACS. Also subsequent to that date, DEPFA ACS issued €50,000,000 of share capital which was fully subscribed by DEPFA plc. Also, subsequent to 31 March 2004, derivatives (nominals) would have increased in the ordinary course of business in line with the increase of the assets of DEPFA ACS.

DEPFA ACS has no contingent liabilities. None of the liabilities of DEPFA ACS are guaranteed.

Save as disclosed above, there has been no material change in the capitalisation or indebtedness, contingent liabilities or liabilities arising from guarantees or indemnity agreements of DEPFA ACS since 31 March 2004.

1. Overview of the Asset Covered Securities Act, 2001

The Asset Covered Securities Act, 2001 of Ireland (as amended, the "ACS Act") introduced into Irish law a framework for the issuance of asset covered securities. These asset-covered securities can only be issued by Irish credit institutions which are registered under the ACS Act and restrict their principal activities to public sector or property financing. Those credit institutions such as DEPFA ACS who are registered under the ACS Act and restrict their principal activities to public sector financing are called designated public credit institutions ("Institutions"). The ACS Act provides, among other things, for the registration of eligible credit institutions as Institutions, the maintenance by Institutions of a defined pool of prescribed public credit assets and limited classes of other assets, known as a cover assets pool ("Pool") and the issuance by Institutions of certain asset covered securities secured by a statutory preference under the ACS Act on the assets ("Cover Assets") comprised in the Pool. Asset covered securities issued by Institutions in accordance with the ACS Act are called public credit covered securities ("Asset Covered Securities"). The ACS Act also varies the general provisions of Irish insolvency law which would otherwise apply with respect to Cover Assets and Asset Covered Securities on the insolvency of an Institution.

The ACS Act further provides for the supervision and regulation of Institutions by the Irish Financial Services Regulatory Authority as part of the Central Bank and Financial Services Authority of Ireland (the "Authority"), for the role of the cover-assets monitor (the "Monitor") in respect of each Institution, for asset/ liability management between the Pool and Asset Covered Securities and, in certain circumstances, for the role with respect to an Institution and its Pool and Asset Covered Securities of the National Treasury Management Agency or a manager appointed by the Authority.

2. Characteristics of the Pool

A person may only issue Asset Covered Securities in accordance with the ACS Act if it is registered by the Authority as an Institution and if it maintains a Pool in compliance with the ACS Act.

A Pool maintained by an Institution may include only certain public credit assets, substitution assets and cover assets hedge contracts as described below. A public credit asset, substitution asset or cover assets hedge contract forms part of the Pool only if its inclusion has been approved by the Monitor.

Public Credit Assets

A "public credit asset" is defined as property or an asset held by an Institution that comprises one or more public credits.

The ACS Act defines "public credit" as any kind of financial obligation in respect of money borrowed or raised, where the person who has the obligation is:

(a) Ireland, any other European Economic Area (EEA) country, Canada, Japan, the Swiss Confederation, the United States of America, or a country specified in an order made by the Minister for Finance;

(b) a country, other than a country to which paragraph (a) relates, that is a full member of the Organization for Economic Co-operation and Development, but only if it has not rescheduled its external debt during the immediately preceding five years;

(c) any governmental or public entity with tax-raising powers within one of the foregoing countries;

(d) any other governmental or public entity established within one of the foregoing countries whose financial obligations have a capital adequacy risk weighting of 20 percent or less for the purposes of the EU Codified Banking Directive (Directive 2000/12/EC);

(e) the European Communities (or any of them) or the European Investment Bank;

(f) any other entity established in a country to which paragraph (a) or (b) relates that is prescribed by regulations made by the Authority (as of the date of this Information Memorandum, no such regulations have been made by the Authority).

For the above purposes, a "financial obligation" includes a financial obligation that is in the form of a security that represents other public credit that is securitised as well as one that is not and an obligation given as a surety or guarantee.

Substitution Assets

The ACS Act defines "substitution assets" as

(a) deposits with an eligible financial institution

(b) Tier 1 assets for the purposes of the European System of Central Banks' monetary policy operations; and

(c) any asset designated a substitution asset in an order made by the Minister for Finance (as at the date of this Information Memorandum no assets have been so designated by Ministerial order).

The total prudent market value of all substitution assets included in the Pool may not exceed 20 per cent. of the total prudent market value of all cover assets in the Pool, or such other percentage as the Minister for Finance may prescribe. The Authority may, however, suspend the above ratio requirement if it is satisfied that to do so would facilitate the discharge of secured claims (that is, claims in respect of which the rights of a preferred creditor are secured under Part 7 of the ACS Act against the Institution).

The Authority has prescribed by regulation the following kinds of substitution assets that may be included in a Pool:

(a) Tier 1 assets having a maximum term to maturity of three months from the date upon which they are approved by the Monitor for inclusion in the Pool and entered into the Institution's register of public credit covered securities business; and

(b) deposits with eligible financial institutions in each case having a maximum term of deposit of three months from the date upon which they are approved by the Monitor for inclusion in the Pool and entered into the register of public credit covered securities business.

Location Requirements

An Institution may not include in the Pool maintained by that Institution a public credit asset or a substitution asset that is located within one or more category A countries if, after the inclusion of the asset in the Pool, the total prudent market value of all public credit assets and substitution assets comprised in the Pool located in all such countries would exceed 15 percent (or such other percentage as may be specified in regulations made by the Authority) of the total prudent market value of all public credit assets and substitution assets that are then included in the Pool.

An Institution may include in the Pool maintained by the Institution public credit assets or substitution assets that are located within a category B country only if the country has been designated pursuant to an order made by the Minister for Finance of Ireland and the Institution complies with any restrictions specified in such order.

A "category A country" is defined in the ACS Act as Canada, Japan, the Swiss Confederation, the United States of America, or a country specified in an order made by the Minister for Finance. There are currently no other countries specified by Ministerial order for that purpose.

A "category B country" is defined in the ACS Act as a country, other than a category A or EEA country, that is a full member of the Organization for Economic Co-operation and Development, but only if it has not re-scheduled its external debt during the immediately preceding five years.

Non-Performing Assets

Non-performing assets may not be included in the Pool. "Non-performing" is defined in the context of an Institution to mean that the relevant asset is in the course of being foreclosed or otherwise enforced or that one or more payments of principal or interest payable on the related credit are in arrears for ten days or more under the terms of the security documents that govern that credit.

Cover Assets Hedge Contracts

An Institution is permitted under the ACS Act to enter into certain hedging contracts related to its permitted activities including the maintenance of its Pool and the issuance of Asset Covered Securities. Those contracts that relate only to certain Cover Assets and Asset Covered Securities and are comprised in the Pool are called "cover assets hedge contracts."

3. Financial Matching Criteria for the Pool and Asset Covered Securities

The ACS Act sets out certain financial matching requirements which must be met by an Institution in respect of its Pool and Asset Covered Securities. These criteria are that:

(a) the Pool maintained by an Institution has a duration of not less than the Asset Covered Securities that relate to that Pool;

(b) the prudent market value of the Pool is greater than the total of the principal amount of those Asset Covered Securities;

(c) the total amount of interest payable in a given period of 12 months in respect of the Pool is during that 12 month period not less than the total amount of interest payable in respect of that period on those Asset Covered Securities; and

(d) the currency in which each public credit asset and each substitution asset included in the Pool is denominated is the same as the currency in which those Asset Covered Securities are denominated,

after taking into account, in the case of paragraphs (b), (c) and (d) above, the effect of any cover assets hedge contract that the Institution has entered into in relation to the Pool and those Asset Covered Securities.

4. Restrictions On The Activities Of An Institution

An Institution may not carry on a business activity other than a permitted business activity (see below), although entities which hold dual-designation (relating to both public credit and mortgage credit activities) may carry out the permitted activities in respect of both those designations.

The permitted business activities in which an Institution may engage are:

(a) providing public credit and dealing in and holding public credit assets;

(b) dealing in and holding substitution assets;

(c) dealing in and holding assets that the Authority requires it to hold for regulatory purposes;

(d) dealing in and holding credit transaction assets;

(e) dealing in and holding Tier 2 assets;

(f) engaging in activities connected with financing or refinancing the foregoing classes of assets;

(g) entering into certain hedging contracts for the purpose of hedging risks associated with the foregoing activities; and

(h) engaging in activities that are incidental or ancillary to the foregoing activities.

5. The Role of the Cover-Assets Monitor

The ACS Act requires every Institution to appoint a qualified person to be a cover-assets monitor in respect of the Institution. An appointment of a Monitor by an Institution does not take effect until it is approved in writing by the Authority. The Institution is responsible for paying any remuneration or other money payable to its Monitor in connection with the Monitor's responsibilities in respect of the Institution.

Before an Institution issues Asset Covered Securities or enters into a cover assets hedge contract, the Monitor must take reasonable steps to verify:

(a) that the Institution will be in compliance with the financial matching requirements of the ACS Act with respect to the Pool and Asset Covered Securities and will not be in contravention of the requirements in respect of location of Cover Assets or of the restrictions on the inclusion of substitution assets in the Pool as a result issuing the Asset Covered Securities or entering into the hedge contract;

(b) that the Institution will comply with the requirements of the ACS Act with respect to keeping a register of public credit covered securities business; and

(c) such other matters relating to the business of institutions as may be prescribed by regulations made by the Authority.

The Cover-Assets Monitor in Respect of DEPFA ACS

The Monitor appointed in respect of DEPFA ACS at the date of this Information Memorandum is AIB International Financial Services Limited, an affiliate of Allied Irish Banks plc of Dublin, Ireland. The Authority has approved the appointment of AIB International Financial Services Limited as Monitor in respect of DEPFA ACS. The terms on which AIB International Financial Services Limited has been appointed and acts as Monitor in respect of DEPFA ACS are set out in an agreement entered into between AIB International Financial Services Limited and DEPFA ACS (the "Cover-Assets Monitor Agreement"). The Cover-Assets Monitor Agreement reflects the requirements of the ACS Act in relation to the appointment of a Monitor in respect of an Institution and provides for certain matters, such as overcollateralization, the payment of agreed fees and expenses by DEPFA ACS to AIB International Financial Services Limited, and the resignation of AIB International Financial Services Limited as Monitor in respect of DEPFA ACS (see below).

AIB International Financial Services Limited

AIB International Financial Services Limited ("AIBIFS") was established in 1988 and is a wholly owned subsidiary of AIB Capital Markets plc, which in turn, is a wholly-owned subsidiary of Allied Irish Banks plc. AIBIFS is authorized and regulated by the Authority under the Irish Investment Intermediaries Act, 1995 (as amended) and operates subject to AIB corporate group regulatory requirements and AIB banking group policies in terms of regulatory reporting, operational risk and best business practice. AIBIFS is involved in the provision of outsourced financial and related services for a global client base. AIBIFS administers transactions in Luxembourg, Hungary, the United Kingdom, Switzerland and Ireland.

Resignation of a Monitor

A Monitor may resign by giving at least 30 days' notice in writing to the Authority (unless the Authority agrees to a shorter notice period) and must include in such notice a statement of the reasons for its resignation. In the Cover-Assets Monitor Agreement, AIBIFS has agreed that it will not resign as Monitor in respect of DEPFA ACS unless another entity has agreed to act as Monitor in respect of DEPFA ACS and the Authority has approved the appointment of such other entity as Monitor in respect of DEPFA ACS in place of AIBIFS; *provided that* if a replacement Monitor has not been appointed within six months of AIBIFS having given notice of its intention to resign as Monitor, then AIBIFS shall be entitled to resign as Monitor notwithstanding that no replacement Monitor has been appointed.

6. Insolvency Of Institutions

With respect to Institutions, Part 7 of the ACS Act supersedes the usual provisions of law that address insolvency of Irish companies and banks. Certain insolvency provisions relating to fraud continue to have effect, in addition to any enactment or rule of law that would render the security or contract void or unenforceable on the grounds of fraud or misrepresentation.

Effect of Insolvency or Potential Insolvency on Certain Obligations

The fact that an Institution or its parent entity or any company related to the Institution has become insolvent or potentially insolvent does not affect:

(a) the claims and rights of holders of Asset Covered Securities issued by the Institution;

(b) the claims and rights of a person (other than the holder of an Asset Covered Security issued by the Institution) who has rights under or in respect of any such Asset Covered Security by virtue of any legal relationship with the holder;

(c) the claims and rights that the other contracting party has under any cover assets hedge contract entered into by the Institution;

(d) the appointment of a Monitor and the relevant claims and rights of such Monitor in so far as those claims and rights relate to the appointment or arise under the ACS Act;

(e) the appointment of a manager in respect of the Institution and the relevant claims and rights of such manager in so far as those claims and rights relate to the appointment or arise under the ACS Act; or

(f) the functions of the National Treasury Management Agency under Part 6 of the ACS Act and the relevant claims and rights of the National Treasury Management Agency in so far as those claims and rights relate to those functions.

Preferred and Super-Preferred Creditors

Where an Institution, or its parent entity or any company related to the Institution becomes subject to an insolvency process, preferred creditors are, for the purpose of satisfying their claims and rights under Part 7 of the ACS Act, entitled to have recourse to the Cover Assets that are included in the Pool maintained by the Institution ahead of members of, and contributors to, the Institution and all other creditors of the Institution, its parent entity or company related to the Institution. This provision applies irrespective of whether the claims of creditors other than preferred creditors are preferred under any other enactment or any rule of law and whether those claims are secured or unsecured. However, with regard to the possible recognition of creditors' rights of set off against Cover Assets in certain circumstances, see below under "*Recent Development in European and Irish Insolvency Law*".

"Preferred creditors" are defined in the ACS Act as all or any of the following persons:

(a) the holder of outstanding Asset Covered Securities issued by the Institution;

(b) a person (other than the holder) who has rights under or in respect of any such Asset Covered Security by virtue of any legal relationship with the holder;

(c) a person with whom the Institution has entered into a cover assets hedge contract, but only if the person is in compliance with the financial obligations imposed under the contract; and

(d) a person who is a super-preferred creditor in relation to the Institution.

The claims of a super-preferred creditors rank ahead of those of the other preferred creditors. "Super-preferred creditors" are defined in respect of an Institution as a Monitor or manager appointed in respect of that Institution.

The claims of the super-preferred creditors and the other preferred creditors have effect irrespective of when the security, contract or appointment of the Monitor or manager giving rise to a claim was issued or made, of when a claim of a preferred creditor arose and of the terms of that security, contract or appointment.

Status of Cover Assets

Cover Assets that are included in the Pool are excluded from forming part of the assets of an Institution, its parent or a related company, for the purposes of any insolvency process until the claims secured by Part 7 of the ACS Act are fully discharged.

Cover Assets that are included in the Pool are not liable to attachment, sequestration or other form of seizure, or to set-off by any persons, that would otherwise be permitted by law so long as claims secured under Part 7 of the ACS Act remain unsatisfied. However, with regard to the possible recognition of creditors' rights of set off against Cover Assets in certain circumstances, see below under "*Recent Development in European and Irish Insolvency Law*".

The ACS Act provides that an Institution may not create a security interest in respect of any Cover Assets in the Pool if Asset Covered Securities are outstanding or if a cover assets hedge contract is in existence and if such security interest would, but for Part 7 of the ACS Act, adversely affect the priority conferred by Part 7 of the ACS Act on preferred creditors. If an Institution creates any such security interest, the interest is void and any money secured by it is repayable immediately. If a Cover Asset included in a Pool is subject to a security interest which would contravene this requirement, the relevant Institution is required to replace such Cover Asset.

To the extent that the claims of all preferred creditors are not fully satisfied from the proceeds of the disposal of the Cover Assets included in the Pool maintained by the relevant Institution, such creditors become unsecured creditors in the insolvency process relating to the Institution, the claims of the super-preferred creditors ranking above those of the other preferred creditors in this regard.

Recent Developments in European and Irish Insolvency Law

Directive 2001/24/EC of the European Parliament and the Council of 4 April, 2001 on the reorganisation and winding up of credit institutions (the "**Directive**") was required to be implemented into the national law of

the Member States of the European Community on 5 May, 2004. It was implemented in Ireland by the European Communities (Reorganisation and Winding-up of Credit Institutions) Regulations 2004 (the "**2004 Regulations**") with effect from 5 May, 2004.

The 2004 Regulations confirm, subject as described below, that the ACS Act will apply to any reorganisation measure imposed or to be imposed, or any proceedings to wind up, an Institution.

Reflecting the provisions of the Directive, the 2004 Regulations provide that reorganisation measures or winding-up proceedings in respect of an Irish authorised credit institution should not affect certain set-off rights of its creditors where such set-off is permitted by the law that applies to the institution's claims. To the extent that such law is Irish law, a creditor of an Irish authorised credit institution which is subject to reorganisation measures or winding-up proceedings could only assert a right of set-off to the extent that Irish law would otherwise permit. With regard to the prohibition under the ACS Act of set-off against Cover Assets comprised in the Pool maintained by an Institution, see *Status of Cover Assets* above. However, to the extent that the law that applies to any claim of a relevant credit institution, within the meaning of the 2004 Regulations, is a law other than Irish law, the 2004 Regulations, together with that law, may operate to displace provisions of Irish law prohibiting the exercise of a right of set-off by a creditor against the relevant credit institution, including, in the context of Cover Assets comprised in a Pool maintained by an Institution, the provisions of the Act referred to above.

It should be noted in this regard that neither the 2004 Regulations nor the Directive provide any guidance on the meaning of the term "the law applicable to the institution's claim" and so, in the absence of any Irish or EU judicial authority on the point, it is not possible to confirm, for example, whether this would comprise the governing law of the claim or, if different, the lex situs of the claim.

7. Supervision And Regulation

The Authority is primarily responsible for the supervision and regulation of Institutions.

Institutions are subject to regulation under Irish legislation and regulations relevant to all banking activities other than the activities regulated by the Act in addition to regulation under the Act in respect of the activities regulated thereby.

Instruments may be sold from time to time by DEPFA plc or, as the case may be, DEPFA ACS and ACS Instruments may be sold from time to time by DEPFA ACS to any one or more of ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited. Commerzbank Aktiengesellschaft, Credit Suisse First Boston (Europe) Limited, Daiwa Securities SMBC Europe Limited, DEPFA BANK plc, Deutsche Bank AG London, Dresdner Bank Aktiengesellschaft, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Lehman Brothers International (Europe), Merrill Lynch International, Mizuho International plc, Morgan Stanley & Co. International Limited, Nomura International plc, Royal Bank of Canada Europe Limited, The Toronto-Dominion Bank and UBS Limited (the "Dealers"). The arrangements under which Instruments may from time to time be agreed to be sold by DEPFA plc or, as the case may be, DEPFA ACS and ACS Instruments may from time to time be agreed to be sold by DEPFA ACS to, and purchased by, Dealers are set out in an amended and restated dealership agreement dated 30 July 2004 (the "Dealership Agreement", which expression shall include any amendments or supplements thereto) and made between the Issuers and the Dealers. Any such agreement will, *inter alia*, make provision for the form and terms and conditions of the relevant Instruments or, ACS Instruments, the price at which such Instruments or ACS Instruments will be purchased by the Dealers and the commissions or other agreed deductibles (if any) payable or allowable by the relevant Issuer in respect of such purchase. The Dealership Agreement makes provision for the resignation or termination of appointment of existing Dealers and for the appointment of additional or other Dealers either generally in respect of the Programme or in relation to a particular Tranche of Instruments or ACS Instruments.

United States of America

The Instruments and ACS Instruments have not been and will not be registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Instruments and ACS Instruments may not be offered, sold or delivered within the United States or to U.S. persons. Each Dealer has agreed that it will not offer, sell or deliver any Instruments or ACS Instruments within the United States or to U.S. persons except as permitted by the Dealership Agreement. In addition, until 40 days after the commencement of the offering an offer or sale of Instruments or ACS Instruments within the United States by any Dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

For the purposes of any issue of Instruments and ACS Instruments in relation to which the Pricing Supplement specifies that U.S. Treasury Regulation §1.163-5(c)(2)(i)(D) (the "D Rules") shall apply, the following shall apply:

Each Dealer has represented and agreed that:

(i) except to the extent permitted under U.S. Treas. Reg. §1.163-5(c)(2)(i)(D) (the "D Rules"), (a) it has not offered or sold, and will not offer or sell during the restricted period Instruments and ACS Instruments in bearer form to a person who is within the United States or its possessions or to a United States person, and (b) it has not delivered and will not deliver within the United States or its possessions definitive Instruments in bearer form that are sold during the restricted period;

(ii) it has, and throughout the restricted period it will have, in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Instruments and ACS Instruments in bearer form are aware that such Instruments and ACS Instruments may not be offered or sold during the restricted period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

(iii) if such Dealer is a United States person, it will represent that it will be acquiring the Instruments and ACS Instruments in bearer form for purposes of resale in connection with their original issuance and, if such Dealer retains Instruments and ACS Instruments in bearer form for its own account, it will only do so in accordance with the requirements of U.S. Treas. Reg. §1.163-5(c)(2)(i)(13)(6); and

(iv) with respect to each affiliate (if any) that acquires from such Dealer Instruments and ACS Instruments in bearer form for the purposes of offering or selling such Instruments and ACS Instruments during the restricted period, such Dealer either (a) will represent and agree on behalf of such affiliate (if any) to the effect set forth in sub-paragraphs (i), (ii) and (iii) of this paragraph or (b) will agree that it will

obtain from such affiliate (if any) for the benefit of the Issuer the representations and agreements contained in sub-paragraphs (i), (ii) and (iii) of this paragraph.

Terms used in the above paragraph have the meanings given to them by the U.S. Internal Revenue Code and Regulations thereunder, including the D Rules.

In addition, under U.S. Treas. Reg. §1.163-5(c)(2)(i)(C) (the "C Rules") where the C Rules are specified in the relevant Pricing Supplement as being applicable in relation to any Tranche of Instruments as specified in the applicable terms and conditions for the Instruments and ACS Instruments in bearer form must be issued and delivered outside the United States and its possessions in connection with their original issuance. Each Dealer has represented and agreed that it has not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly Instruments and ACS Instruments in bearer form within the United States or its possessions in connection with the original issuance. Further, each Dealer has represented and agreed in connection with the original issuance of Instruments and ACS Instruments in bearer form, it has not communicated, and will not communicate, directly or indirectly, with a prospective purchaser if such purchaser is within the United States or its possessions and will not otherwise involve its U.S. office in the offer of sale of Instruments or ACS Instruments in bearer form. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder, including the C Rules.

United Kingdom

In relation to each Tranche of Instruments or ACS Instruments, each Dealer subscribing for or purchasing such Instruments or ACS Instruments has represented to and agreed with, or will represent to and agree with, the relevant Issuer and each other such Dealer (if any) that:

(a) *No offer to public — listed Instruments:* in relation to Instruments which have a maturity of one year or more and which are to be admitted to the Official List of the UK Listing Authority, it has not offered or sold and will not offer or sell any such Instruments to persons in the United Kingdom prior to admission of such Instruments to listing in accordance with Part VI of the FSMA, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA;

(b) *No offer to public — unlisted Instruments or ACS Instruments:* in relation to Instruments or ACS Instruments which have a maturity of one year or more and which are not be admitted to the Official List of the UK Listing Authority, it has not offered or sold and, prior to the expiry of a period of six months from the Issue Date of such Instruments or ACS Instruments, will not offer or sell any such Instruments or ACS Instruments to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(c) *Financial promotion:* it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Instruments or ACS Instruments in circumstances in which Section 21(1) of the FSMA would not apply to DEPFA plc or DEPFA ACS if DEPFA plc or DEPFA ACS were not authorised persons; and

(d) *General compliance:* it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Instruments or ACS Instruments in, from or otherwise involving the United Kingdom.

Japan

The Instruments and ACS Instruments have not been and will not be registered under the Securities and Exchange Law of Japan and, accordingly, each Dealer has undertaken that it will not offer or sell any Instruments and ACS Instruments, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person except in the circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this

paragraph, "Japanese Person" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

Germany

Each Dealer has confirmed that it will comply with the Securities Sales Prospectus Act (*Wertpapier-Verkaufsprospektgesetz, the* "Act") of the Federal Republic of Germany and any other laws and legal and regulatory requirements applicable in the Federal Republic of Germany with respect to the issue, sale and offering of securities, whether as part of their initial distribution or as part of any resale of the Instruments in the secondary market.

Ireland

Each Dealer has represented and agreed (and each further Dealer appointed under the Programme will be required to represent and agree) that:

(a) it has not and will not make at any time any offer of ACS Instruments in Ireland or elsewhere to any persons to which the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland would apply if the offer is or were to be made in Ireland;

(b) it will not underwrite or place Instruments or ACS Instruments otherwise than in conformity with the provisions of the Investment Intermediaries Act, 1995 of Ireland, as amended, including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof or, in the case of a credit institution exercising its rights under the Banking Consolidation Directive (2000/12/EC of 20th March, 2000) in conformity with the codes of conduct or practice made under Section 117(1) of the Central Bank Act 1989, of Ireland, as amended;

(c) in respect of any Instruments or ACS Instruments that are not listed on any recognised stock exchange:

   (i) its action in any jurisdiction will comply with the then applicable laws and regulations of that jurisdiction;

   (ii) it will not knowingly offer to sell such Instruments or ACS Instruments to an Irish resident, or to persons whose usual place of abode is Ireland, and it will not knowingly distribute or cause to be distributed in Ireland any offering material in connection with such Instruments or ACS Instruments;

   (iii) it will not offer, sell or deliver any such Instruments or ACS Instruments to any person in an aggregate principal amount of less than €500,000 or its equivalent notwithstanding that the denominations in which transfers of the Instruments or ACS Instruments, as the case may be, may subsequently be carried out (as specified in the relevant Pricing Supplement) may be less than this amount; and

   (iv) such Instruments or ACS Instruments will be cleared through a recognised clearing system;

(d) it will not make in Ireland an offer of Instruments to which the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 of Ireland would apply, except in accordance with the provisions of those Regulations;

(e) otherwise than in circumstances which do not constitute an offer to the public within the meaning of the Irish Companies Acts, 1963 to 2003, it will not offer or sell, by means of any document or other means of visual representation, any Instruments unless either (i) such Instruments have a maximum maturity of five years from the date of issue and such offer or sale is made to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent), or (ii) if the Programme is listed on the Official List of the Irish Stock Exchange, the offer or sale is effected by means of the Information Memorandum or any other document comprising listing particulars relating to Instruments prepared in accordance with the European Communities (Stock Exchange) Regulations, 1984 (as amended) of Ireland and approved by the Irish Stock Exchange or by means of a document, accompanied by an application form for such Instruments, which indicates where the Information Memorandum (or such other document as aforesaid) may be obtained or inspected;

(f) it has not issued and will not issue any application form for any Instruments other than the form incorporated in the Information Memorandum or unless such application form is accompanied by the Information Memorandum (or such other document as aforesaid);

(g) in connection with offers or sales of Instruments, it has only issued or passed on, and will only issue or pass on, in Ireland, any document received by it in connection with the issue of such Instruments to persons who are persons to whom the documents may otherwise lawfully be issued or passed on; and

(h) in respect of an offer of Instruments to the public in Ireland within the meaning of the Irish Companies Acts, 1963 to 2003, it will comply with the requirements of Sections 56 and 57 of the Irish Companies Act, 1963.

General

Save for the Issuers having obtained the approval of this document by the UK Listing Authority, the Frankfurt Stock Exchange and the Irish Stock Exchange, and the Issuers having procured the delivery of a copy of this document for registration to the Registrar of Companies in England and Wales and to the Registrar of Companies in Ireland, no action has been or will be taken in any country or jurisdiction by any Issuer or the Dealers that would permit a public offering of Instruments and ACS Instruments, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Persons into whose hands this Information Memorandum comes are required by the Issuers and the Dealers to comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver Instruments and ACS Instruments or have in their possession or distribute such offering material, in all cases at their own expense.

GENERAL INFORMATION

1. The admission of the Programme to the Official List of the UK Listing Authority, to listing on the Official List of the Irish Stock Exchange Limited, and to listing on the Regulated Market *(Geregelter Markt)* of the Frankfurt Stock Exchange is expected to take effect on or about 5 August 2004.

2. The admission of the Instruments and ACS Instruments to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange, the admission of the Instruments and ACS Instruments to listing on the Official List of the Irish Stock Exchange Limited and the admission of the Instruments and ACS Instruments to listing on the Regulated Market *(Geregelter Markt)* of the Frankfurt Stock Exchange will be expressed as a percentage of their principal amount (exclusive of accrued interest). Any Tranche of Instruments and any Tranche of ACS Instruments intended to be so admitted to listing and to trading will be so admitted upon submission to the relevant listing authority or stock exchange of the relevant Pricing Supplement and, in the case of ACS Instruments, the relevant Pricing Supplement and any other information required by the relevant listing authority or stock exchange, subject to the issue of the relevant Instruments or ACS Instruments. Prior to official listing, dealings will be permitted by the relevant listing authority or stock exchange in accordance with its rules. Transactions will normally be effected for delivery on the third working day after the day of the transaction.

However, Instruments and ACS Instruments may be issued pursuant to the Programme which will not be admitted to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange or admitted to listing on the Irish Stock Exchange or the Regulated Market *(Geregelter Markt)* of the Frankfurt Stock Exchange or any other listing authority, stock exchange or quotation system or which will be admitted to listing, trading or quotation on such listing authority, stock exchange or quotation system as the relevant Issuer and the relevant Dealer(s) may agree.

3. The establishment of the Programme was authorised by a resolution of the Managing Board of DEPFA Deutsche Pfandbriefbank AG passed on 6 December 2001 and by a resolution of the Board of Directors of DePfa-Bank Europe plc passed on 17 December 2001 (DEPFA Deutsche Pfandbriefbank AG and DePfa-Bank Europe plc have both ceased to be Issuers under the Programme). The accession of DEPFA BANK plc as an Issuer of Instruments under the Programme was authorised by a resolution of a committee of the Board of Directors of DEPFA plc on 22 November 2002. The accession of DEPFA ACS as an Issuer of ACS Instruments under the Programme was authorised by a committee of the Board of Directors of DEPFA plc, the Managing Board of the Pfandbriefbank and a committee of the Board of Directors of DEPFA ACS on 7 July 2003, 8 July 2003 and 7 July 2003 respectively. The update of the Programme (including approval for the issuance by DEPFA ACS of Instruments under the Programme) was authorised by committees of the Boards of Directors of each of DEPFA plc and of DEPFA ACS on 26 July 2004.

4. There are no, nor have there been any, legal, arbitration or administrative proceedings involving any of DEPFA plc or any of its subsidiaries or DEPFA ACS (and no such proceedings are pending or threatened) which may have or have had during the years ended 31 December 2003 and 2002, and during the 12 months prior to the date of this document, a significant effect on the financial position of DEPFA plc or DEPFA ACS or of DEPFA plc and its subsidiaries taken as a whole.

5. Save as disclosed herein, since 31 December 2003, the last day of the financial year in respect of which the most recent audited consolidated financial statements of DEPFA plc, and the most recent audited unconsolidated financial statements of DEPFA ACS, were published, there has been no material adverse change in the financial position or prospects of DEPFA plc or DEPFA ACS or of DEPFA plc and its subsidiaries taken as a whole, and since 31 March 2004, the date of the most recent publicly available unaudited consolidated interim financial statements of DEPFA plc, there has been no significant change in the financial or trading position, of DEPFA plc or of DEPFA plc and its subsidiaries taken as a whole. Since 31 December 2003, the date of the most recent publicly available financial statements of DEPFA ACS, there has been no significant change in the Financial or trading position of DEPFA ACS (DEPFA ACS has no subsidiaries).

6. The consolidated financial statements of DEPFA plc have been audited for the years ended 31 December 2002 and 31 December 2003 by PricewaterhouseCoopers and unqualified opinions have been obtained thereon. The unconsolidated financial statements of DEPFA ACS have been audited for the years ended 31 December 2002 and 31 December 2003 by PricewaterhouseCoopers and unqualified opinions have been obtained thereon. Group accounts of DEPFA ACS for the purposes of the European Communities (Credit Institutions: Accounts) Regulations, 1992 of Ireland in respect of the financial year ended 31 December 2003 have not been prepared because DEPFA ACS is not required to prepare group accounts.

7. The audited consolidated financial statements of DEPFA plc for the year ended 31 December 2003 attached to this Information Memorandum have been extracted from the 2003 Annual Report of DEPFA plc. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. They do not constitute or contain accounts a copy of which is required by the European Communities (Credit Institutions: Accounts) Regulations, 1992 of Ireland to be annexed to DEPFA plc's annual return. Copies of the accounts of DEPFA plc for the years ended 31 December 2002 and 31 December 2003 required by the European Communities (Credit Institutions: Accounts) Regulations, 1992 of Ireland to be annexed to an annual return of DEPFA plc have been so annexed and the auditors of DEPFA plc have made reports under section 193 of the Companies Act, 1990 of Ireland in respect of such accounts, in each case without any qualification referred to in section 193.

8. For so long as the Programme remains in effect or any Instruments or ACS Instruments shall be outstanding, copies of the following documents may be inspected during normal business hours at the registered offices in Ireland of DEPFA plc and DEPFA ACS and at the specified offices of the Fiscal Agent, the German Fiscal Agent and each of the Paying Agents:

(a) the constitutive documents of each of the Issuers;

(b) the current listing particulars in relation to the Programme, together with any amendments or supplements thereto and any document incorporated therein by reference;

(c) the Agency Agreement;

(d) the Deed of Covenant;

(e) the Dealership Agreement;

(f) the Cover-Assets Monitor Agreement;

(g) the most recent publicly available audited financial statements for each of DEPFA plc and DEPFA ACS (together with the reports of the respective auditors thereon) beginning (in the case of DEPFA plc) with (1) the audited consolidated financial statements for the year ended 31 December 2003, and (2) the audited consolidated financial statements prepared in accordance with Irish GAAP (including the unconsolidated Balance Sheet contained therein) for the year ended 31 December 2003, and (in the case of DEPFA ACS) with the audited unconsolidated financial statements for the year ended 31 December 2003;

(h) the most recent publicly available unaudited consolidated interim financial statements of DEPFA plc beginning with the unaudited consolidated interim financial statements for the three month period ending 31 March 2004. DEPFA ACS does not publish interim financial statements;

(i) any Pricing Supplement; provided however, that in the case of a Tranche of Instruments in relation to which application has not been made for admission to the Official List of the UK Listing Authority, the Official List of the Irish Stock Exchange Limited or the Frankfurt Stock Exchange or for admission to listing, trading or quotation on any other listing authority, stock exchange or quotation system copies of the relevant Pricing Supplement will only be available for inspection by a holder of, or (as the case may be) a Relevant Account Holder (in each case as defined in the Deed of Covenant) in respect of, such Instruments; and

(j) the ACS Act.

9. This Information Memorandum includes as an Appendix a form of application for Instruments of DEPFA plc or DEPFA ACS to comply with certain Irish legal requirements. It is not necessary for potential purchasers to complete the application form to apply for Instruments of DEPFA plc or DEPFA ACS under the Programme. Neither DEPFA plc nor DEPFA ACS nor any Dealer will be bound in any way whatsoever to issue or sell any Instruments of DEPFA plc or DEPFA ACS to any person who completes and returns such application form.

10. PricewaterhouseCoopers has given, and has not withdrawn, its consent to the issue of this Information Memorandum with the inclusion herein of its reports, dated 26 February (in relation to DEPFA plc) and 20 February 2004 (in relation to DEPFA ACS), respectively, and to the reference to its name, in the form and context in which it appears and has authorised the contents of those parts of the Information Memorandum for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001, section 46 of the Irish Companies Act, 1963 (as amended) and the listing rules of the Irish Stock Exchange.

11. The Instruments and ACS Instruments have been accepted for clearance through Euroclear and CBL. The Instruments and ACS Instruments may be settled through CBF, *inter alia*, if they are to be listed on the

Frankfurt Stock Exchange. The appropriate Common Code and International Securities Identification Number in relation to the Instruments or ACS Instruments of each Series and any other clearing system as shall have accepted the relevant Instruments or ACS Instruments for clearance will be specified in the Pricing Supplement relating thereto.

12. Settlement arrangements will be agreed between the relevant Issuer, the relevant Dealer and the Fiscal Agent or, as the case may be, the German Fiscal Agent in relation to each Tranche of Instruments and ACS Instruments.

13. Any supplements to the Information Memorandum will be published in Germany in a national newspaper of the Frankfurt Stock Exchange that has been designed for exchange notices which is expected to be the *Börsen-Zeitung* or will be available at the offices of the German Fiscal Agent and the Frankfurt Stock Exchange.

Appendix

[DEPFA BANK plc/DEPFA ACS BANK*]

APPLICATION FORM

This application form is issued with the Information Memorandum solely to comply with the requirements of the European Communities (Stock Exchange) Regulations 1984 as amended of Ireland. If you have already made your application for Instruments of [DEPFA BANK plc/DEPFA ACS BANK*] or if you have already received a confirmation of your purchase of Instruments of [DEPFA BANK plc/DEPFA ACS BANK*], you should not take any action with regard to this application form.

Neither [DEPFA BANK plc/DEPFA ACS BANK*] nor any dealer shall be bound in any way whatsoever to issue or sell any Instruments of [DEPFA BANK plc/DEPFA ACS BANK*] to any person who completes and returns this application form.

To:* ....

*Insert name of Dealer

I/We offer to purchase .... Instruments of [DEPFA BANK plc/DEPFA ACS BANK*] on and subject to the terms and conditions contained in the Information Memorandum.

MR MRS MISS OR TITLE FORENAME(S) (IN FULL)

....

SURNAME

....

ADDRESS (IN FULL)

....

....

Any joint applicants should complete the following details:

MR MRS MISS OR TITLE	MR MRS MISS OR TITLE	MR MRS MISS OR TITLE
....	....	....
FORENAME(S) (IN FULL)	FORENAME(S) (IN FULL)	FORENAME(S) (IN FULL)
....	....	....
SURNAME	SURNAME	SURNAME
....	....	....
ADDRESS (IN FULL)	ADDRESS (IN FULL)	ADDRESS (IN FULL)
....	....	....
....	....	....
....	....	....
SIGNATURE	SIGNATURE	SIGNATURE
....	....	....

Listing Particulars relating to Instruments of DEPFA BANK plc and DEPFA ACS BANK have been prepared and have been approved by The Irish Stock Exchange Limited in accordance with the European Communities (Stock Exchange) Regulations, 1984 as amended of Ireland. Copies of such Listing Particulars can be inspected at or obtained from the office of DEPFA BANK plc, Ireland and DEPFA ACS BANK, Ireland.

* Delete as applicable.

FINANCIAL INFORMATION

Group Accounts in accordance with US GAAP

ANNUAL REPORT 2003

DEPFA BANK plc


DEPFA BANK
PERFORMANCE IN FINANCE

FINANCIAL HIGHLIGHTS


Group net profit after tax (€ m)
2001
2002
2003
137
236
370
0
80
160
240
320
400


Cost/income ratio (%)
2001
2002
2003
29.1
23.8
18.1
0
5
10
15
20
25
30


RoE after tax (%)
2001
2002
2003
14.8
22.3
29.4
0
5
10
15
20
25
30


Earnings per share (€)
2001
2002
2003
3.88
6.70
10.69
0
2
4
6
8
10
12


Share price performance
250
200
150
100
50
0
March
June
September
December
100 = 1.1.2003
DEPFA
CDAX Banks Index
MSCI-World Financial Index
Dow Jones Euro STOXX Banks

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA–, B	P-1, Aa3, B	A-1+, AA-
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–, B	P-1, Aa3, B	A-1+, AA-
DEPFA ACS BANK	F1+, AA–	P-1, Aa3, C	A-1+, AA-

Group Figures according to US GAAP

	1.1. – 31.12.2003 € m	1.1. – 31.12.2002 € m	Change € m	Change %
Earnings				
Total net interest income	359	298	61	20.5%
Net interest income incl. interest from derivatives	*370*	*285*	*85*	*29.8%*
Net commission income	89	32	57	178.1%
Income from sale of assets	104	99	5	5.1%
Trading result	85	-21	106	
of which from securities	61	-1	62	
of which derivatives valuation	13	-7	20	
of which interest	11	-13	24	
Total earnings	**637**	**408**	**229**	**56.1%**
Personnel expenditure	-65	-47	18	38.3%
Other administrative expenditure	-45	-44	1	2.3%
Depreciation on intangible assets	-5	-6	-1	-16.7%
Administrative expenditure	**-115**	**-97**	**18**	**18.6%**
Other income and expenditure	-42	-4	-38	
Provision for loan losses	–	–		
Income before income taxes	**480**	**307**	**173**	**56.4%**
Income taxes	-96	-59	37	62.7%
Income after income taxes	**384**	**248**	**136**	**54.8%**
Minority interest income	-14	-12	2	16.7%
Group net income from continuing operations	**370**	**236**	**134**	**56.8%**
Result from discontinued operations	–	-802	802	
Group net income	**370**	**-566**	**936**	
Key ratios (continuing operations)				
Cost/income ratio	18.1%	23.8%		
Earnings per share (€)	10.69	6.70	3.99	59.6%
RoE before tax	37.1%	27.8%		
RoE after tax	29.4%	22.3%		
Core capital ratio (Tier 1)	12.7%	10.4%		
Portfolio	**31.12.2003**	**31.12.2002**		
Public sector finance	138,935	113,130	25,805	22.8%
Outstanding securities including loans taken up	74,970	67,842	7,128	10.5%
Equity	1,378	1,136	242	21.3%
Total assets	173,965	145,847	28,118	19.3%

Contents

Company Profile


New York

1922	Establishment in Berlin, as a government agency bank
1991	Privatisation and IPO: Market Cap. € 400m, stable shareholders € 210m, free float € 190m
1993	Established DEPFA Bank Europe plc, to pursue international expansion
1998	Established DEPFA Investment Bank Ltd, Cyprus to expand business activities into Central and Eastern Europe. Expansion into the Japanese Market
1999	Established Special Finance Unit, Dublin, to expand into infrastructure financing
2001/02	Reorganisation of the group • Spin-off of property activities • Relocation of head office to Dublin, adoption of Anglo-American Corporate Governance structure
2003	Placing of shares of DEPFA Holding Verwahltungsgesellschaft mbH, 100% free float, € 3.5 bn market capitalisation (November 2003)


Copenhagen
Dublin
Amsterdam
London
Frankfurt
Paris
Madrid
Rome
Nicosia
Tokyo
Hong Kong

The Bank is a leading provider of financial services to public sector clients worldwide. Since the completion of its re-organisation in June 2002, DEPFA exclusively serves public sector authorities by providing for their financial needs with a broad range of products and services. It is a Dublin-based public limited company, incorporated under Irish law, with a network of subsidiaries and branch offices across Europe, as well as in the US, Japan and Hong Kong. Its shares are listed on the Frankfurt Stock Exchange, and with a market capitalisation of more than € 4 billion and a free float of 100% it is among the top 30 companies on the German stock market and is the largest member of the M-DAX. The Bank is regulated by the Irish Financial Services Regulatory Authority.

The Bank's senior debt ratings stand at AA-, Aa3, AA- (Fitch, Moody's, S&P) with stable outlook.

Letter to Shareholders

In 2003 we began to reap the rewards of our unique business model and capitalise on DEPFA's position as the only bank in the world to concentrate exclusively on international public financing. Group net income leapt by 57% to € 370 m, which corresponds to a RoE of 29%, a level that has few parallels in the banking sector. What has been hugely encouraging about this performance is that all our businesses have been growing strongly.

We originated € 67 billion of new budget financing business at much higher margins than a year ago. We also had a high level of asset maturities, which in conjunction with the business growth resulted in a rapid portfolio renewal. Although, we have undoubtedly profited from higher government borrowing, our continued success does not simply depend on ever-rising budget deficits. We derive value from our European and, increasingly, from our US franchise of public authorities, which ensures that we are always well-positioned to profit from any new deal flow, for example private placements, and to cross sell a range of investment banking products and services.

We are continually refining our funding activities to maintain our very low funding cost. At the beginning of 2003, DEPFA was the first bank to launch asset covered securities (ACS) under new Irish legislation. This instrument gained immediate acceptance in the market and has, in its first year, already matched the German Pfandbrief as a source of our long term funding.

The Group has grown its variable revenue stream with DEPFA Investment Bank in particular, and our investment banking approach to the public finance portfolio in general, now forming a permanent part of our revenue mix. Investment banking activities have been boosted by new product diversification, such as credit derivatives, and regional diversification with the opening of a branch in Hong Kong to cover the Asian region.

Notwithstanding that our share price doubled in 2003, we do not believe that DEPFA has reached its full valuation potential on the stock market. A share price in excess of € 120 gives a very modest price/earnings multiple of only 11 (based on net profit forecast of € 400 m for 2004). On a price-to-book measure the company is still undervalued, given the continued growth in equity through profit generation. We are committed to a return on equity of more than 20%.

Our overall shareholder mix was transformed after the placement in November of the entire 40% stake held by DEPFA Holding. As a consequence, our shareholder mix shifted to majority Anglo-American ownership. This should lead to sustained higher profile and deeper coverage of DEPFA in London and New York. The 100% free float has already greatly improved the liquidity of the stock. This lack of liquidity in the past prevented the company from achieving a more attractive valuation.

Shareholder structure post placement


Germany
20.8%
Rest of Europe
18.3%
US/Canada
23.6%
Employees
5.2%
UK
30.6%
Rest of World
1.5%

The next stage of the Bank's development will focus on expanding our activities in the United States. The US will be much more than an add-on to the European business. It will change DEPFA fundamentally in the years to come. We can expect the US business to grow to such an extent that it will match the European operation in terms of business volume. Furthermore our plan is that in 2004 we will set up an insurance subsidiary for the Munibond sector in the US. This will create, over time, a strong credit enhancement capability that will ultimately change the Bank's identity. The prospect of a significant increase in revenues from this greatly enlarged franchise should continue to sustain the momentum in the DEPFA share price.

We will propose an increase in the dividend to € 1.20 per share to shareholders at the Annual General Meeting that will be held on 26 April 2004 in Dublin.

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice Chairman and Deputy CEO

Management

(Members of the Executive Committee)



Gerhard Bruckermann
(Chairman and CEO)

Gerhard Bruckermann has been on the Management Board of DEPFA BANK since 1991 and became its spokesman in 2000. He previously held senior positions in the capital markets divisions of Deutsche Bank AG and Westdeutsche Landesbank. The development and expansion of DEPFA's Public Finance activities are widely credited to Gerhard Bruckermann's initiative and vision. Furthermore, he has played a key role in the continued development of both the Pfandbrief market and DEPFA's funding strategy.



Thomas M. Kolbeck
(Vice Chairman and Deputy CEO)

Thomas M. Kolbeck joined DEPFA BANK's Management Board in 1997. Prior to this, he held various international management positions with Westdeutsche Landesbank. At DEPFA BANK, Thomas M. Kolbeck has been instrumental in the international diversification of Public Finance activities, together with the expansion of infrastructure financing and investment banking.



Dermot Cahillane

Dermont Cahillane joined DEPFA BANK Europe plc in 1993 and was appointed Managing Director in 1997. Prior to joining DEPFA BANK, he held senior positions for many years in various national and international divisions of Allied Irish Banks plc. As a member of the Board of Directors of DEPFA BANK plc, Dermot Cahillane is responsible for Credit, Services and Human Resources.



Fulvio Dobrich

Fulvio Dobrich has been CEO of DEPFA USA, Inc. since 1998 and DEPFA UK Ltd.
He previously held senior management positions at various US banks. Fulvio Dobrich, a member of the Board of DEPFA BANK plc, and the Co-CEO of DEPFA Investment Bank Ltd. is responsible for the group's worldwide investment banking and its US business.



Reinhard Grzesik

Reinhard Grzesik joined DEPFA BANK in 1996 serving as head of the corporate planning divisions until 2001. He previously worked in Group Development at Deutsche Bank AG. As a member of the Board of Directors of DEPFA BANK plc, he is, as Chief Financial Officer, responsible for Accounting, Controlling and Corporate Development.



Rolf Hengsteler

Rolf Hengsteler joined DEPFA in 1999 as Chief Operations Officer. Prior to this, the mathematician with a PhD in Business Administration worked for more than ten years in various front and back office functions for Frankfurt based Citigroup.
As a member of the Executive Committee of DEPFA BANK plc Rolf Hengsteler is responsible for Operations, IT and Market Risk Control.



Jürgen Karcher

Jürgen Karcher joined DEPFA as a member of the Management Board in 2001. In 1998/99, he served DEPFA BANK as director of strategic planning and company development. Prior to that, Jürgen Karcher held management positions at Salomon Brothers, Morgan Stanley, Commerzbank AG and Deutsche Bank AG. As a member of the Board of Directors of DEPFA BANK plc, he is responsible for Business Development, Group Treasury and Funding.



10


Management Discussion
2003

Continued Success through Geographical and Product Expansion

DEPFA BANK is continuously pursuing major initiatives to progress its development, from the relocation of its head office from Germany to Ireland and the adoption of a current Anglo-American corporate governance model, to the recent change in shareholder structure from a German to a predominantly Anglo-American ownership. The Bank's next big initiative will be to enhance its business in the United States, which will entail an expansion of its network and the opening of offices in selected states. The Bank continued to develop its business in Asia and Australia in 2003 with the opening of its Hong Kong office. The Bank's growth will, however, remain exclusively organic and there are no plans for any acquisitions.

DEPFA BANK is the only financial institution that exclusively serves public sector authorities around the world. It is the Bank's objective to improve its product range and product delivery in order to cater to the specific needs of the public sector authorities. The most significant new development in 2004 will occur in the US. It is the Bank's ultimate aim to integrate insurance and banking capabilities by entering into the Financial Guarantee business, focusing solely on municipal bonds. It is important to note that the Bank has no aspirations to become a traditional monoline insurance company.

Numerous opportunities in US public finance for DEPFA

	DEPFA New York			
Financial Guarantee	**Liquidity Support Facilities GO Bonds**	**Credit Enhancement**	**General Obligation Financing**	**Infrastructure Financing**
Starts in 2004	State of Illinois: US$ 600 m	State of California: US$ 425 m (for revenue notes)	State of Illinois Pension Board: US$ 750m	San Diego Expressway: US$ 100 m (First major US PPP project)
		Pennsylvania Diverse School Districts: US$ 100 m (for General Obligations)	State of Oregon: US$ 110 m	

With regard to Investment Banking activities, the Bank is continuing to build a specialist presence in the origination, structuring and placement of public sector assets in converging Europe. Three notable new business areas are likely to prosper in the coming year:

1. DEPFA Investment Bank will form an investment structure for third parties to take advantage of DIBL's expertise in converging markets. This limited partnership will mirror DIBL's business.
2. The development of new products – privatisation advisory services and derivative liability based products.
3. The credit derivative business, established about two years ago, has a successful track record. It fits well into DEPFA's business mix and serves as a substitute investment tool for public sector authorities.

On the Funding side, the DEPFA ACS has been extremely successful. This product mirrors the German Pfandbrief. However, the Irish legislation provides greater diversification in terms of countries eligible for inclusion in the cover pool, and a higher degree of investor protection. Both Pfandbrief and ACS continue to enjoy a liquidity profile that is comparable to smaller European governments and supranationals.

The Bank will continue to exclusively serve the public sector and stay true to its business model by focusing on the three key product groupings: Budget Finance, Infrastructure Finance and Investment Banking. The continued expansion in the Bank's geographical and product reach will also have a positive effect on future relationship management. DEPFA will be able to draw on an ever wider bank of expertise and apply appropriate solutions across its global public sector client base. It will also add credit enhancement to its product range.

Budget Financing

The Bank continues to support public sector clients in their complex financial decisions by structuring financial solutions suited to their specific requirements. The Bank is active on a global basis and sees itself as an international bank with strong European roots. In all its fields of operations, the focus is exclusively on sovereign and sub-sovereign debt. As client demand continues to grow, investment banking tools have often become surrogates for budget finance instruments. The interface between both product groups often remains indistinguishable.



Total Public Sector Assets: € 138.9 bn
1999
107.4
2000
112.3
2001
120.8
2002
113.1
2003
138.9
0
20
40
60
80
100
120
140
Germany
Ex-Germany



Country Breakdown
Austria 4%
Japan 6%
Spain 9%
France 12%
Italy 14%
Germany 38%
Others 5%
Canada 2%
UK 2%
Sweden 2%
Greece 2%
USA 2%
Finland 1%
Switzerland 1%

Infrastructure Financing

During the past year DEPFA's Infrastructure Financing has significantly broadened its base, providing enhanced securitisation and structured finance solutions for its customers, including interest rate and maturity management. Its geographical coverage remains predominantly in the EU and EU accession countries, North America and Japan. DEPFA successfully concluded the first major Public Private Partnership transaction in the US early in 2003 for the San Diego Expressway. It concentrates exclusively on "essential" public infrastructure, i.e. transportation, water, public facilities such as schools, hospitals, prisons and government offices (excluding military) and steers away from commodity risk. Senior debt positions are the norm and financing commitments are moderate. The bank also enters into co-lending arrangements with the EBRD and EIB. There has been no incidence of loan losses since the inception of the business in 1999. Total commitments for 2003 – stripping out the effect of securitisation or major sell-down of assets – amounted to € 2.2 bn.



Sector breakdown of exposure
Prisons
1.5%
Public Buildings
11.7%
Waste Mgmt.
2.2%
Water
1.3%
Bridges/Tunnels
3.1%
Rail/Metro
25.0%
Hospital
20.0%
Schools
8.9%
Other Roads
12.9%
Toll Roads
13.4%
Total commitments € 2.2 bn



Country Breakdown
Bulgaria
0.2%
Poland
0.6%
Iceland
0.7%
Italy
0.8%
Korea
0.9%
Croatia
0.9%
Greece
1.2%
Germany
0.4%
UK
65.5%
Portugal
7.2%
Spain
6.7%
France
5.4%
USA
3.5%
Japan
3.0%
Czech
1.6%
Ireland
1.4%
Total commitments € 2.2 bn

Investment Banking

DEPFA Investment Bank Ltd (DIBL), a subsidiary of DEPFA, was founded in 1998 and is incorporated in Nicosia, Cyprus. The primary focus of DIBL's activities is on Public Sector Issuers in the converging markets and its activities cover the execution of capital market transactions for sovereign and sub-sovereign clients, as well as advisory services, secondary market investments and trading. DIBL's long-term client relationships are key to generating credit facilities and public-sector bonds. In its role as arranger, DIBL syndicates or places these assets in the market. DIBL has been very successful from the beginning and has consistently posted one of the highest growth rates within DEPFA. The origination, syndication and placing of public sector assets has contributed, and will continue to contribute, to an ever-growing part of the Bank's business.


DEPFA Investment Bank Ltd
Financial Performance
Avg. Equity
Net profit
€ m
112
37
170
57
218
37
270
70
354
95
1999
2000
2001
2002
2003
• Reviewed performance figures prove a 4-year record of annualised returns on equity between 22% and 36%
• Only 5 negative monthly results over the last 4 years
• Outperformed the Emerging Market Bond Index by 15% on average over the last 4 years

2003 – Key Transaction

JSC Gazprom Russia US$ 500 million Mandated Arranger and Underwriter	DEPFA Investment Bank Ltd (DIBL) structured, jointly with a Russian-owned bank, arranged and underwrote a US$ 500 million, 5-year loan to JSC Gazprom. The structure included a 2-year put sold to Vneshtorgbank. This permitted DIBL to repackage the transaction into a Secured Limited Recourse Note issued by an SPV incorporated in Luxembourg. The LRN is euro-clearable and listed on the Irish Stock Exchange. DIBL placed 90% of the Notes on the secondary market.

2003 – Key Transaction

Železnice Slovenskej Republiky ("ŽSR") Slovak State Railways Slovakia € 36 *million Term Loan Facility* Sole Arranger and Underwriter	DEPFA had previously arranged and fully placed term loans for ZSR, and DIBL arranged a further facility in November 2003. The client required this funding to be put in place rapidly as part of the "Transformation Project" which will see ZSR move to a more commercially-oriented enterprise, albeit currently remaining in the state sector. DIBL was able to respond quickly to meet ZSR's needs. Subsequent to the conclusion of the transaction, DIBL has successfully placed most of the loan in the secondary market to several major European banking groups.

2003 – Key Transaction

Ministry of Education Romania US$ 23 million Trade Finance	The transaction represents the financing of a significant part of a nationwide IT education system, where DEPFA supported the Romanian Ministry of Education through the purchase and subsequent placement with its investor clients of the underlying promissory notes.

Business Development

With a public sector finance volume of approximately € 140 bn and new commitments for the year 2003 of € 67 bn, the Bank continues to be the leading specialist in budget financing for public sector authorities.

The most significant developments occurred, this year, in the US. After obtaining regulatory approval, the Bank opened its New York Agency in June 2003. The Bank, which now provides credit and liquidity backstop facilities on behalf of US public finance issuers, has been well accepted by issuers and investors alike. The latter welcoming the Bank's strong credit standing which provides room for credit growth and the former appreciating the relatively long tenor and the competitive rates the Bank is able to offer.



Continued strong growth in new business Summary activity 2003	€ bn
Finance Volume 31/12/02	**113.1**
New Commitments	67.2
Maturities	-22.9
Sale of Assets	-13.3
Other	-5.2
Finance Volume 31/12/03	**138.9**

Throughout the year, DEPFA added to its portfolio of taxable General Obligation bonds issued by US municipalities and is looking forward to healthy business growth in 2004.

Regional Trends

North America

The New York Agency originated over US$ 2.5 billion of credit and liquidity backstop facilities on behalf of US public finance issuers. Most of this new business has been achieved through open competitive tender, a process that is initiated by the issuer with the circulation of a request for proposals ("RFP"). Our liquidity facility for the State of Illinois, the first ever variable-rate issuance of this state, was originated through competitive tender (US$ 600 million), as was the case with transactions with the State of Massachusetts (US$ 250 million) and the Government of the District of Columbia (US$ 90.3 million). Similarly, the Bank is providing a letter of credit to the Jay Street Development Corporation of the City of New York; bond proceeds will complete the new State Court facilities in Brooklyn. The Bank is also active in Pennsylvania, California, and Connecticut. As of February 2004, and acting through its New York Agency, the Bank will be providing a letter of credit to the venerable musical institution, Carnegie Hall, in New York City.

Issuance in the U.S. public finance sector continued at a strong pace in 2003, totalling over $ 350 billion in total issuance, a record for the industry.

The Bank added significantly to its portfolio of taxable bonds issued by US municipalities by purchasing roughly $ 1 billion of state taxable pension bonds issued by Illinois, Oregon and Wisconsin. The Bank was one of the largest single purchasers of the Illinois bonds, purchasing $ 700 million at initial issuance in June 2003, which attracted considerable attention in the market.
In Canada the market has seen a concentration of primary business at the provincial and municipal level in 2003. Direct business increased significantly in 2003.

Europe: Nordic Region



Lending activity, primarily in the loan and MTN markets, has been enhanced by the success of structured products. DEPFA now acts as dealer on all the active EMTN programmes of target clients in the Nordic region. Sweden remains the most important market in the region despite reduced funding needs among local authorities and growing competition, in particular from domestic banks. In Finland the market was also characterized by increased competition and declining funding needs in the public sector. Nevertheless, while lending volumes have decreased slightly, there was significant growth in structured products. In Denmark the competition remains very strong, allowing local authorities to continue to borrow at attractive levels and there have been opportunities to develop business with non-municipal public sector entities, including concession companies. In Norway, market conditions continue to be challenging due to the domination of domestic banks. However, some interesting business opportunities have been identified. Iceland continues to be an interesting market because of capital investment plans in the utility sector.

Ireland



Ireland was a new market for DEPFA in 2003, and loan transactions totalling € 100 million were concluded. Clients already include Dublin City, Cork, Mayo and Waterford County Councils. Overall, coverage will target 29 county councils and 5 city councils. One of the main distinguishing features of the Irish market is the highly centralized nature of the Irish local authority system and all borrowing has to be approved by central government.

Southern Europe

In Spain, the regional and municipal elections and the introduction of the Stability Law caused some delays in the usual business flow. Spreads of zero-risk-weighted regional government bonds tightened further due to the overall improvement in credit quality. Nevertheless, successful primary bond issues were placed for the regions of Andalucia and Madrid and for some regional entities, such as Institut Català de Finances. There was significant activity and involvement in securitization transactions guaranteed by the Kingdom of Spain and the Region of Catalunya.

In Portugal the public sector's ability to borrow was restricted by the efforts of the Ministry of Finance to keep the national deficit within EU parameters. However, DEPFA has been active and successful in the municipal loan market, in particular for investments relating to the Euro 2004 football tournament, and loans were concluded with Aveiro and Leiría. In addition, the Portuguese government has started to reorganize some public companies, and one such case resulted in DEPFA underwriting the entire € 800 million transaction and successfully syndicating part of this. DEPFA also participated as Lead Manager in some key bond transactions, for example Region of Madeira and Carris Lisboa.

In Greece direct marketing commenced in 2003. DEPFA jointly arranged € 440 m of new business with entities guaranteed by the Hellenic Republic.

***France* Belgium Switzerland**

In France business activity has increased significantly with successful business deals concluded with large local authorities at regional, departmental and municipal level despite the fact that the market continues to be dominated by domestic banks offering loans at low margins. In addition, some transactions were also originated with public entities controlled by the French State. DEPFA also acted as financial advisor to the public sector (including advisory mandates with Caisse des Dépôts et Consignations acting on behalf of the French Ministry of Finance) as part of the provision of increasingly diversified financial services to the public sector in a very competitive marketplace.

The credit quality of the French portfolio remains high, with 80% of the new local government business in France rated AA or higher internally. The steady demand for structured products and derivatives, the growing concerns of clients to diversify financing sources and the new Public Private Partnership bill should enable DEPFA to further improve its presence in this market.

In Belgium a continued marketing effort and focus on key client relationships resulted in improved market recognition both in long term lending and derivative business. DEPFA has also been appointed dealer on the € 1.5 billion EMTN Programme of the Communauté Française de Belgique.

In Switzerland new business activity increased by almost 100% in 2003. The focus was on the development of client relationships at Canton and municipal levels. 80% of the new business in this market was rated AA or higher internally.

Italy

In Italy the strategy of increasing DEPFA's visibility and originating more assets directly continues to be highly successful. In 2003 there was significant growth in direct transactions booked and a much more focused market perception, especially insofar as business with the central government was concerned. Total primary lending activity in Italy was in excess of € 6 billion and there was a notable increase in private placement business with both municipalities and provinces. Other areas of greater activity include risk management transactions and rating advisory mandates.
Key transactions were concluded with the Italian Treasury, including a € 400 million loan to the Istituto Poligrafico (the Italian mint) and a securitisation transaction of approximately € 1.6 billion with the Cassa Depositi e Prestiti.
Relationships with local government continue to be a key focus of the Rome branch. DEPFA was appointed Dealer on the EMTN Programmes of the regions of Marche, Emilia Romagna, Puglia and Molise and of the Province of Milan. It also arranged a Friuli Venezia Giulia Eurobond issue and participated at various levels in almost all public deals for local government in Italy. DEPFA has been particularly active, both in structured loan products as well as in derivative business. These areas have seen significant growth in 2003.

Outlook

In Europe, the Bank continues to see regional growth in Italy, France and Germany. The Bank commands a mere 2% of the market share in Europe, and foresees further growth opportunities in the next years. The overall economic growth and political tax pressures in major European economies will steer Euroland public debt to over € 5 trillion in 2004.

Competition

DEPFA BANK remains the only worldwide institution that focuses exclusively on public sector authorities. This specialist niche in the marketplace does not mean that there is an absence of competition. In terms of competition, the underlying bond market represents the price-setter. Our main competitors remain first and foremost the local state-controlled banks or local heroes, due to their strong local franchise – and, secondly, the investment banks due to their more extensive customer base and broader product range.

In the US, DEPFA owes its competitive advantage to its impeccable reputation and outstanding credit track record. The traditional lenders are now faced with credit restrictions and rating pressures, making it an ideal time for the Bank to make its move into the US marketplace.

Margins

Margins have increased substantially throughout the year and are sustainable going forward, due to geographical spread and product diversity. The metamorphosis of the Bank into a specialist institution has allowed it to reap the rewards of enhanced ratings from all major rating agencies; its senior debt ratings stand at AA-, Aa3, AA- (Fitch, Moody's, S&P), and its covered securities are all rated AAA. The rating outlooks are all stable. This in turn has allowed the Bank to reduce its overall costs of funding.



Weighted Average Margin for new business
2002
2003
15.1
19.9
0
5
10
15
20
25
BP
• Average margin for new business is rising
• Average credit quality is AA1
• Calculated vs Libor

As regards new business, there has been a clear trend in increased borrowing from public sector authorities. This in turn has allowed the Bank to bid for more lucrative and diverse transactions without going down the credit curve. The Bank relies on its rating and thus cannot bid for less desirable transactions. This self-adjusting mechanism is central to our business model.

Funding

Funding levels have improved considerably in relation to competitors, and have remained stable in relation to the swap curve. Over the past year the Bank has doubled its long-term funding and the amalgam of short and long-term funding has provided the Bank with sub-Euribor funding overall.

Money Markets

DEPFA BANK's money market desk is primarily responsible for managing the Group's short term funding. The team based in Dublin, Frankfurt and Tokyo is a leading participant in the international money markets. To develop and raise the bank's profile in the international money markets the team focuses on a number of areas:

- Short Term Liquidity Management up to 2 years
- Short Term Debt issuance programmes
- DEPFA BANK's Repo activity
- DEPFA BANK's Cash Collateral management
- Short Term Hedging strategies

The Bank is actively involved on the Interbank, Euro/US Commercial Paper and Repo Markets on a daily basis, sourcing a range of currencies and maturities.

With current outstandings of € 20 billion, DEPFA is recognised as one of the leading and most successful commercial paper issuers. Our sales force is the most important distribution channel for DEPFA's commercial paper issues. The Bank has recently sought regulatory approval to establish a New York branch, in order to issue 'Yankee' Certificates of Deposit.

Institutional Sales

Our Treasury's Institutional Sales Team provides the Bank with direct access to the world's most important institutional investors through the marketing and sale of a wide variety of DEPFA's own liability products.

The Institutional Sales Team sells DEPFA Euro Commercial Paper, London Certificates of Deposit, Eurodollar CDs, Medium Term Notes, repos and Private Placement Covered Bonds. The Bank is also a large direct depository institution for Central Banks and Public Bodies worldwide. We work directly with 230 Institutional Clients globally, of which 59 are Public Institutions, 119 Asset Managers, 52 Insurance Companies, Private Banks and Corporates etc.

This widely diversified customer base provides an important franchise for the Bank and affords us numerous cross-selling opportunities.

The weighted average maturity for deposits is approximately 2 months, and the weighted average maturity for ECP/CDs is approximately 3 months.

Outstandings by Product, 2003


Repo
2%
Eurodollar CDs
9%
MTN/FRN
1%
ECP/CDs
34%
Long-term Deposits
3%
Deposits
49%
Private Placement Covered Bonds
2%

Outstandings by Category, 2003


Private Banks
14%
Asset Managers
31%
Others*
18%
Central Banks
37%

* Other includes Building Societies, Insurance/Re-insurance companies, Corporates

Capital Markets

The Capital Markets Team is responsible for long-term funding and the Bank's positioning in the international capital markets. The Bank is recognised as a quasi-agency issuer amongst AAA credits and represents the benchmark in the European covered bond market. The Bank's liquid benchmark issues are comparable to smaller European governments and European supranationals, and are traded on all the major electronic platforms (TradeWeb, EuroMTS, EurexBonds). The recent introduction of the DEPFA ACS continues to be very well received by investors. While epitomizing the German Pfandbrief it also offers a broader diversification in terms of eligible countries for the asset pool, and superior investor protection in terms of legislation. The Bank is also one of the most flexible issuers of private placements, offering a multitude of ratings, structures, maturities and currencies.


Average Funding Level per Amount in 2003
20
18
16
14
12
10
8
6
4
2
0
Volume EUR bn
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
7
6
5
4
3
2
1
0
Exp. Level Euribor bp
Volume
Level

Funding mix of Benchmark and Non-Benchmark issuance allows DEPFA to generate significant volumes and reduce the average funding cost at the same time.


Long-Term Funding planned for 2004 (Volume app. EUR 20 bn)
Benchmark Transactions 50 - 55%
Other Public Transactions 20 - 25%
Private Placements 30 - 35%
Instruments
USD 25%
EUR 55%
JPY 10%
Other 10%
Currencies

The DEPFA BANK share

2003 was the year when the DEPFA share price finally began to fulfil the enormous promise afforded by the demerger of the company in mid-2002. The share price more than doubled (121%) by the end of the year at € 100.10, and even trebled against its year low of € 32.50 (27 February). The stock significantly outperformed all the main financial index benchmarks, notably the Dow Jones Stoxx Banks index (up 48%) and the global banks MSCI index (up 12%) as well as its closest peers, consisting of the major US monoline insurers and Dexia. This share strength has turned DEPFA into one of the largest mid-cap companies in Europe and made it even bigger than it was before the demerger.

So what has led to this positive development? Firstly, the markets gradually began to respond favourably to our consistent good earnings track record, which confirmed that the business model of a stand-alone public finance bank was working according to plan. The release of the 2002 results proved to be the major turning point, as they beat original forecasts and convinced investors that the benefits of focusing purely on public finance, particularly on the funding side, was feeding through to the bottom line. More importantly, there was a growing realisation in the markets that DEPFA's flexible corporate structure – combined with a general improvement in the competitive environment in core public finance markets – held very good prospects of long-term earnings gains.

Share price data	2003	2002
Number of shares outstanding (Mio)	35.3	35.3
EPS (€)	10.69	6.70
Dividend per share (€)	1.20	1.00
Pay out ratio (%)	11.2	15.0
Book value /equity (incl. retained earnings) per share (€)	39.04	32.2
Share price year high (€)	100.10	64.50
Share price year low (€)	32.50	40.38
Price/earnings ratio high	9.36	10.40
Price/earnings ratio low	3.04	6.51
Price/book value high	2.6	2.0
Price/book value low	1.0	1.3

The first quarter 2003 results showed that the company was excellently positioned to continue mining a rich vein of earnings from a low margin niche business, out of the range of most other banks with their much higher cost bases. The share price recorded its biggest daily increase of almost € 5 on the day of the release, buoyed by the raising of the company's profit guidance for the year (from € 250 m to € 300 m). The company raised its guidance for a second time after the release of the nine-month results (from € 300 to € 350 m) to take into account the dynamism of its investment banking revenues and massive expansion of its core on-balance sheet public finance business.

In a sense DEPFA is still trading on a kind of 'newcomer' discount as the full nature of the public finance activities and unique business model takes time to gain greater acceptance in the markets. One of the major challenges has been explaining that DEPFA's success does not hinge on growing public sector deficits. Clearly, on a macroeconomic level, the stock offers obvious countercyclical qualities for investors who see DEPFA as benefiting from burgeoning government borrowing. On the other hand, DEPFA is a master of its own destiny in that it derives value from its excellent direct relationships with public sector borrowers on a continual basis. As a result, it is both well-positioned to participate in any new financing in the way of private placements and can also offer a panoply of other investment banking and advisory services. Given that DEPFA is extending its product range to its existing customer base, and is targeting new prime markets such as the United States, it can arguably prosper in any economic environment.

Share placement = 100% free float

The strong nine-month results offered an ideal environment for the placement of the entire 40.8% shareholding of DEPFA Holding, an investor in the company since the privatisation of DEPFA in 1991. The offering took place over the course of two days on 4 and 5 November by way of an Accelerated Global Tender. The shares were priced at € 90, equivalent to a value of € 1.3 bn, making it one of the largest share transactions in Europe in 2003. The placement will bring tangible benefits for the development of the DEPFA share. Firstly, a 100% free float will boost the share's liquidity. This liquidity has been fairly modest in the past, and dissuaded many institutional investors interested in taking large positions. There has been a sharp improvement in trading volumes since the share placement; stripping out the period of volatility in the days immediately after the share placement, an average of 100,000 shares have been changing hands daily, more than double previous levels.

Secondly, the shareholder base has widened to a much broader group of investors, leading to greater awareness in the share. The shareholder mix moved from a predominant German investor base to majority Anglo-American ownership. This change is already having an effect in the financial markets as more investors and financial analysts include DEPFA in their coverage. This high profile is reflected in DEPFA's increased weighting on the German MDAX index, which went up to c. 10%, due to the higher free float, making it the biggest stock on this index.

Continuing share price potential

Although the share price has doubled in 2003, we do not believe that it has reached a valuation consistent with our earnings growth and operating performance. The price earnings ratio has not exceeded 10 times 2003 earnings during the course of the year. Even with a share price in excess of € 120, the share trades on a multiple of only around 11 x 2004 forecast earnings (net profit 2004 up to € 400 m). The Bank is committed to achieving a 20% return on equity (after tax), even with a rapidly-increasing equity base. This return has few equals in the banking industry.

It is important to emphasise that DEPFA is still at the beginning of a phase of rapid growth, and it will be many years before its markets can be classed as mature. In investment banking, diversification into new product areas and markets such as Asia will ensure continued sustainability in earnings. In budget financing, expansion in new markets, most notably the US, will generate a significant new source of earnings that should lead to higher earnings in the long term.



Share price performance
250
200
150
100
50
0
March
June
September
December
100 = 1.1.2003
DEPFA
CDAX Banks Index
MSCI-World Financial Index
Dow Jones Euro STOXX Banks

Employees

The expansion of DEPFA's operations during 2003 resulted in an average annual increase of 8% in staff numbers, reaching 349 by the end of the year. Figures were influenced in particular by the start-up of our US business and the opening of our Hong Kong office. We will continue to focus on expansion in the US in 2004. Therefore, we envisage further growth in our network of offices and a continued rise in staff numbers.

Staff turnover is low throughout the bank. DEPFA's objective is to promote long-term loyalty among its competent staff. One of the ways that we will achieve this is by establishing partnerships that will allow all Group employees to participate directly in our commercial success. The deferred stock plan, as part of the DEPFA BANK Incentive Compensation Programme, is a key element of this strategy. Part of employees' variable remuneration is paid in the form of DEPFA shares. These shares will be held by the trustee of the programme on behalf of employees, and will vest over a three-year period (for details, please refer to Note 20 in the Notes to the Group Balance Sheet). As at the end of 2003, 3% of DEPFA's capital was held by the trust: employees now own approximately 5% of the shares, a figure that is set to rise further in the future. DEPFA emphasises the concept of performance-related variable remuneration packages: around half of personnel expenditure is linked to business performance. However, it should be noted, that the full impact of the plan on personnel expenditure recognised in the profit and loss account will be deferred over several years.

The composition of our workforce, which comprises a variety of backgrounds and nationalities, reflects the international approach of our business strategy. At present, 26 nationalities are represented amongst DEPFA's 349 employees.

DEPFA BANK plc staff numbers

Age bracket	DEPFA BANK plc	DEPFA Deutsche Pfandbrief-bank AG	DEPFA Investment Bank Ltd.	Grand Total
20 – 29	68	16	8	92
30 – 39	80	81	8	169
40 – 49	26	32	6	64
50 – 59	4	14	3	21
60+	2	1		3
Grand Total	180	144	25	349

Erasmus

The Bank continues to support academic education, in particular the Erasmus scholarship programmes in Ireland. The projects and programmes which we support are designed to enhance cross-cultural worldwide understanding and cooperation.

Concern

The Bank has resolved to actively support the fight against world famine by forging a working relationship with Concern, an Irish-based non-governmental, non-denominated and non-profit organisation.

Concern was originally established in 1968 to address the emergency situation in Biafra, within present-day Nigeria. It continues to provide support in emergency cases, and concurrently concentrates on long-term development projects in 28 of the world's poorest countries.

The organisation's mission is to enable poverty-stricken people to achieve major improvements in their lives and ultimately to become self-sufficient without the ongoing support from agencies such as Concern. Its work focuses primarily on: emergency response, education, health, livelihood security and HIV/AIDS.

The Bank intends to make a meaningful contribution towards the work of Concern not only financially, but by encouraging staff members to participate in their projects either in a technical capacity at home or by working hands-on in the field, pursuing Concern's maxim:

"Believing in Action."

It is envisaged that successful candidates will be seconded to Concern for short periods of time and will continue to receive fixed pay remuneration from the Bank. The engagement of staff members in sustainable development projects will not disrupt their career path, but conversely enrich it.

Profit and Loss Account

DEPFA BANK achieved record results in 2003. Group net income from continuing operations was up 57% to € 370 m. All product lines and business areas contributed to this excellent performance. No single factor or one-off development caused this success.


Net income after tax on continuing operations (€ m)
1999
2000
2001
2002
2003
174
162
137
236
370
0
80
160
240
320
400

Total Group revenues increased by 56% to € 637 m. The strong underlying growth of our businesses led to an increase in all revenue lines. In budget financing, the bank originated € 67 bn of new business at much higher margins than a year ago. Debt issuance was strong throughout the year, with long-term volumes doubling; the new Irish Asset Covered Securities played a significant part in this development and achieved market acceptance from the outset. Investment banking revenues have been very strong, and a richer product mix has helped sustain performance at high levels.


RoE after tax on continuing operations
1999
2000
2001
2002
2003
26.9%
20.5%
14.8%
22.3%
29.4%
0%
5%
10%
15%
20%
25%
30%

Net interest income increased by 30% to € 370 m. Net commission income, driven mainly by our investment banking activities, increased substantially by 178% to € 89 m. Income from sale of assets amounted to € 104 m (€ 99 m in 2002). The origination and sale of public-sector assets is an integral part of our business model, which incorporates active balance sheet management. The trading income saw a swing from € -8 m to a positive result of € 74 m. This result comprises two elements: securities trading and the valuation of derivatives. The "pure" trading result – almost all of which is fixed-income trading or income from credit default swaps – was up from € -1 m to € 61 m. The valuation of derivatives in accordance with SFAS 133 resulted in a gain of € 13 m (2002: € -7 m).

Total expenditure rose by 19% to € 115 m. Personnel expenditure increased by € 18 m to € 65 m. This amount includes a recognition of € 10 m with regard to DEPFA's staff share compensation scheme. US-GAAP rules require that such expenditure be charged over the whole vesting period of the plan. Since these shares are held in a trust, and will be transferred to employees over a three-year period, the costs will also be spread over a three-year period in the profit and loss account. Performance-related cash compensation amounted to € 17 m in 2003 (2002: € 12 m). Personnel expenditure also increased due to an increase in staff, by 46 to 349.

Other administrative expenditure rose from € 44 m to € 45 m. Depreciation on intangible assets went down from € 6 m to € 5 m.

€ m	2002	2003	2004	2005	2006	Recognition for share scheme
P&L effect from scheme 2002	–	10	5	3	–	18
P&L effect from scheme 2003	–	–	21	12	5	38
P&L effect from cash bonus	12	17	n.a.	n.a.	n.a.	n.a.

Net other expenditure reached € 42 m in 2003 (€ 4 m in 2002). A one-off extraordinary expense of € 39 m related to bond repurchasing. Excluding this one-off item, operating profits would have been higher than reported.

Profit before taxes from continuing operations of € 480 m was up by 56% on the previous year. After taxes (€ 96 m) and minority interest (€ 14 m), net profit from continuing operations amounted to € 370 m (+ 57%).

The cost/income ratio improved during the period under review to 18.1% (2002: 23.8%). Return on equity after taxes stood at 29.4%.

Balance Sheet

With on-balance sheet volume of € 139 billion, Budget Finance to the public sector accounted for the bulk of DEPFA BANK's total assets. Although the portfolio is broadly diversified in geographical terms, exposure to German borrowers remains comparatively high (€ 52.7 billion from €41.1 billion in 2002). The quality of these assets nevertheless is very high, with an average rating of AA. The portfolio does not include any loans for which interest is no longer charged. Furthermore, we have not had to write off any assets to date, nor do we anticipate having to do so in the future.


Asset quality of public finance portfolio (end-2003)
AAA
59.4%
AA1
3.8%
AA2
14.8%
AA3
8.2%
A1
3.3%
A2
0.9%
A3
0.1%
Not rated
9.5%
External rating

The volume of infrastructure finance amounted to € 1,563 million (+80%) as at 31 December 2003. Given that these loans (approx. 1% of our total lending volume) are based on individual projects, they have a lower average rating and a significantly higher risk weighting than other assets in our portfolio. However, they are almost all backed by public-sector guarantees or other forms of support by the relevant public-sector authority, meaning the government is ultimately the main risk-bearer. We anticipate infrastructure finance volumes remaining only temporarily on our balance sheet. The bulk should be placed with third parties, through securitisation, over the coming 12 months.

An aggregate € 4 billion in property loans still remains on our balance sheet. We have discontinued this type of business entirely, and have entered into an agreement to sell these property loans to Aareal Bank AG in the future. The risks related to the total property loan portfolio have almost entirely been transferred to third parties, through securitisation and guarantees extended by Aareal Bank AG. Moreover, given that this property loan portfolio amounts to €1.3 bn on a risk-weighted basis, the impact of further transfers on our capital ratios will be particularly positive.

	€ m
Total property loans as at 31.12.03	4,036
- of which securitised	1,788
- of which protected by Aareal Bank AG	2,248
Total risk-weighted assets from property loans as of 31.12.03	**1,281**

New business in 2003 totalled € 67 billion.

Financing Volume - Group

	2003	%	2002	Change from the Previous Year	
	€ m		€ m	€ m	%
Public Sector Financing	**138,935**	**100**	**113,130**	**25,805**	**23**
of which loans with 0% weighting	109,828	79	90,787	19,041	21
of which loans with 10% weighting	755	1	666	89	13
of which loans with 20% weighting	28,110	20	21,677	6,433	30
of which loans with 100% weighting	242	0	–	242	
Other Loans	**6,391**	**100**	**9,096**	**-2,705**	**-30**
Total Financing Volume	**145,326**	**100**	**122,226**	**23,100**	**19**
of which Public Sector Financing	138,935	96	113,130	25,805	23
of which other loans	6,391	4	9,096	-2,705	-30

New Loan Commitments – Group

	2003 € m	%	2002 € m	Change from the Previous Year € m	%
Public Sector Financing	**67,169**	**100**	**21,507**	**45,662**	**212**
of which loans with 0% weighting	51,689	77	15,430	36,259	235
of which loans with 10% weighting	1,076	2	225	851	378
of which loans with 20% weighting	14,340	21	5,852	8,488	145
of which loans with 50% weighting	2	0	–	2	
of which loans with 100% weighting	62	0	–	62	
Other Loans	**1,343**	**100**	**1,126**	**217**	**19**
Total Financing Volume	**68,512**	**100**	**22,633**	**45,879**	**203**
of which Public Sector Financing	67,169	98	21,507	45,662	212
of which other loans	1,343	2	1,126	217	19

Most of DEPFA BANK's refinancing is conducted via asset-covered bond issues. The volume of our outstanding public-sector covered securities was € 64 billion as at 31 December 2003. Furthermore, our refinancing mix comprises a broad range of short-term and medium-term instruments.

Primary sale of securities in € m – Group 2003


Asset Covered Securities/
Traditional Pfandbriefe
17,438
MTN
2,157
loans
2,016
0
5,000
10,000
15,000
20,000

DEPFA BANK's EMTN Programme

Currency breakdown of non-benchmark transactions


PLN
0.2%
USD
17.1%
HKD
1.2%
GBP
3.0%
EUR
46.9%
JPY
17.6%
HUF
0.5%
AUD
1.3%
CHF
12.2%
€ 8.84 bn

Breakdown according to structure type of non-benchmark transactions


60.9%
39.1%
€ 8.84 bn
Structured Notes
Plain vanilla (FRN, Fixed)

All structures can be provided with cap, floor and call features

- Floating and Fixed-rate Notes
- Fixed-rate Step-Up Notes
- Reverse Floaters
- Zeros
- Range Accruals
- CMS-linked
- Exchangeable Notes
- Power Reverse Dual Currency Notes
- Reverse Dual Currency Notes
- Index-linked Notes
- Credit-linked Notes

DEPFA BANK's shareholders' equity was € 1.378 billion at year-end, and € 1.563 billion qualified as core capital. The average shareholders' equity for the financial year 2003 was € 1.257 billion.

Regulatory Capital and Capital Adequacy Ratios
In accordance with BIS

Regulatory Capital (€ m)	31.12. 2003	31.12. 2002
Core capital (Tier I)	1,563	1,266
Supplementary (Tier II)	1,159	863
Total Regulatory Capital	2,722	2,129

Capital Adequacy Ratios	31.12. 2003	31.12. 2002
BIS Risk Weighted Assets (€ million)	12,316	12,161
Core capital ratio (Tier I)	12.7%	10.4%
Total capital ratio (Tier I+II)	22.1%	17.5%

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements' (BIS) Basle Accord regulations to facilitate international comparison.

DEPFA BANK plc is regulated by the Irish Financial Services Regulatory Authority (formerly the Central Bank of Ireland – CBI). On a group level, DEPFA BANK plc has to conform to the regulations of the Irish Financial Services Regulatory Authority which applies a capital / risk assets framework for measuring capital adequacy based on the European Union Solvency Ratio Directive (SRD) and the Capital Adequacy Directive (CAD).

Both the BIS and the Irish Financial Services Regulatory Authority require banks to maintain a minimum Tier 1 ratio of 4% and a Total Capital Ratio of 8%.

Forward Looking Statement

At the close of its second full financial year as a thoroughbred Public Finance specialist, DEPFA BANK looks back on a successful 2003. The bank clearly confirmed its unique business model by making strong progress across all of its product areas, and expanding its client base.

DEPFA now intends to seal this success by further enhancing its geographical presence and product offering. During 2003 we took a number of preparatory steps towards expanding our US activities, and we will press on with these developments in 2004. Over a period of approximately five years, operations in the US will reach a level where they will generate volume and results similar to our European business. Evidence of our greater commitment in the US has seen the opening of DEPFA representative offices in certain states, and launching an insurance company to facilitate entry in the business of providing financial guarantees. We will also step up our expansion in Asia; the opening of the new Hong Kong representative office during 2003 demonstrates our clear ambition in this region.

Besides enhancing our geographical presence, we are expanding our product range in order to provide a full range of financial services to public authorities. We intend to further boost our placement power for public sector assets; we will expand our range of advisory services, and a new team will be set up to support the privatisation projects of state and sub-sovereign entities.

DEPFA plans to align its internal structures more closely to match its client base and clients' product needs. This approach will allow us to exploit cross-selling opportunities across all divisions. Our expansionary plans, as outlined above, will also lead to further increases in staff levels.

We also expect continued improvements in operating results in the coming years, with net return on equity exceeding 20%.

1. The Risk Management Structure

One of the main features of the banking business is the management of economic risk. The targeted handling of risk is vital to ensuring the continued existence and profitability of any banking company. In addition, external groups (primary investors, legislators, banking supervisory authorities, analysts and rating agencies) increasingly demand appropriate risk management.

To meet both commercial and statutory requirements on the one hand and the demand of capital market participants on the other, DEPFA BANK plc has established a comprehensive system for identification, measurement, early recognition and control of risk as an integral part of its business process.

The risk management structure for DEPFA BANK plc is detailed in the following table.


Group Governance: Committee Structure
Board of Directors of DEPFA BANK plc
Compensation Committee
Compliance
Chairman's Office
Gerhard Bruckermann Chairman, CEO
Dr. Thomas Kolbeck Vice Chairman, Deputy CEO
Audit Committee
Group Internal Audit
Executive Committee
Asset & Liability Management Committee
Strategic Planning Committee
Credit Committee
Asset Management Committee
Country Risk Committee

The Board of Directors has established an audit committee and a compensation committee. The members of these committees are all non-executive directors. The Board sets the overall Group strategy.

In addition, the following executive committees have been established:

- Executive Committee
- Asset & Liability Committee
- Asset Management Committee
- Credit Committee
- Strategic Planning Committee

(a) Executive Committee is responsible for the crossfunctional management of the Bank.
Objectives: implement strategies and controls; cross-functional coordination.

(b) Asset & Liability Committee implements the market risk strategy of the Bank and allocates capital by setting Risk limits.
Objective: manage interest rate and liquidity risk, minimize funding costs.

(c) Asset Management Committee is responsible for determining the overall make-up/diversification of the assets and optimizing return in the context of risk.
Objective: diversification, asset optimization, rating preservation and capital growth.

(d) Credit Committee is responsible for counterparty credit risk. It focuses on credit review and approval of individual obligors and on counterparty and country limits.
Objective: manage credit risk.

(e) Strategic Planning Committee is responsible for assisting the Office of the Chairman in the assessment of the overall strategy of the bank, the budgeting and the budget/monitoring process.
Objective: anticipate industry trends and implement appropriate strategy for the Bank.

The organizational responsibility for the identification, measurement, early recognition and control of risk is set out in the following table:

Risk Segments	Management	Control & Monitoring
Credit Risk	Credit Committee	Credit Risk Unit
Country Risk	Country Risk Committee	Special Risks Unit, Credit Risk Unit
Market Risk	Asset & Liability Committee	Market Risk Unit
Operational Risk	Executive Committee	Operational Risk Unit
Liquidity Risk	Asset & Liability Committee	Market Risk Unit

2. Credit Risk

Credit Risk is the risk of impairment and partial or total loss of a receivable due to deterioration of credit quality on the part of a business partner. The relevant receivable may be based on traditional on-balance sheet lending business or off-balance sheet business, e.g. counterparty risk arising from derivative financial instruments.

Public Sector Credit Risk

Public Sector lending accounts for 85% of DEPFA BANK plc's total consolidated balance sheet and counterparty exposures, excluding discontinued operations. The business is focused on sovereign and sub-sovereign borrowers and public sector-supported financial and specialist entities.


BIS Risk Weightings of Group's On-Balance Sheet Interest-Earning and Liquid Assets
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
0 %
10 %
20 %
100 %
2003
2002

This is reflected in the risk weightings of the Group's total portfolio, amounting to €149.12 billion of on-balance sheet interest-earning and liquid assets (amount excludes SFAS 133 adjustments, discontinued operations and fixed assets) at 31 December 2003. A BIS risk weighting of 0% applies to 74.07% of these assets, reflecting the focus on sovereign and the upper level of sub-sovereign entities. The next largest category are counterparties with a 20 % risk weighting – these are mainly municipalities and credit institutions without explicit central government guarantees.


On-Balance Sheet Interest-Earning and Liquid Assets by Country Classification
EEA & Supranational
91%
OECD
5%
NAFTA
4%

The portfolio is broadly diversified with counterparties in over 40 countries. In order to ensure the top rating for the Pfandbriefe and Asset Covered Security (ACS) cover pools and a high rating for the Bank, business is focused on clients and counterparties with the highest credit standings. Total risk weighted on-balance sheet interest-earning assets (excluding discontinued operations) for the Group amounts to €8.93 billion at the year-end.

Assessing Credit Risk – the internal rating system in DEPFA BANK

Credit scoring of counterparties is critical to DEPFA's business. The scoring model of the Bank is continuously reviewed. In recent years, DEPFA moved to a unitary scoring system for its four main credit risk pools (sovereign, sub-sovereign, financial institutions and infrastructure finance). Originally the unitary scoring model had 12 rating grades. The grading has now been extended to 22 grades. This change introduces a more accurate risk evaluation and is designed specifically to prepare for the implementation of the new Basel Accord.

DEPFA BANK's 22-grade internal rating system is similar to the grading system used by the External Credit Assessment Institutions (ECAI).

All counterparties across all risk groups are graded in accordance with this system. The steps to assign and test the robustness of the internal rating involve:

- Grading individual counterparties through an analysis of balance sheet strength, historic and budgeted relationship of direct tax and central allocation (grant) revenues with expenses, and the relationship of debt to operating surpluses, indebtedness per capita, political stability and to guarantee structures.
- The analysis of the sub-sovereign legal framework including the delegation of powers from the sovereign and financial and regulatory support of its activities.
- Mapping internally-derived ratings against the ECAI ratings for externally-rated borrowers.

The rated clients and counterparties account for a very high proportion of DEPFA's assets. Almost 58% of the portfolio of on-balance sheet interest earning assets relates to counterparties with triple-A ratings by ECAIs while a further 26.4 % of assets relate to double-A ratings by ECAIs. 11% of the total portfolio is unrated by ECAIs. In this analysis, the rating is taken as the highest awarded by the three major ECAIs.

On-Balance Sheet Interest-Earning and Liquid Assets by External Credit Assessment Institution (ECAI), 31 December 2003


AA2
14.6%
AA1
4.2%
AAA
57.8%
AA3
7.5%
A1
3.5%
A2
0.9%
A3
0.2%
Other
0.3%
Not externally rated
11.0%

Financial Institutions Exposure

Included in the on-balance sheet interest-Earning assets portfolio above is € 18.5 billion relating to Group exposures to financial institution counterparties. Within the Group, on-balance sheet financial institution counterparty risk arises from securities and money market transactions.



On-Balance Sheet Interest-Earning Assets from Financial Institution Counterparties Based on DEPFA Internal Ratings 31 December 2003
A1
19%
AA3
18%
AA2
17%
AA1
9%
A2
3%
A3
11%
Other
1%
AAA
22%

Any existing netting master agreements and collateral agreements with business partners are taken into account to adequately map counterparty risk. These agreements are used to reduce both the capital cover required and the utilization of bank-internal counterparty limits. DEPFA has a Group-wide counterparty limit system that directly accesses the front-office system used by Treasury, providing real-time information on limits and limit utilizations. Within the Group, financial institution counterparty business is geared towards high credit-quality counterparties.

Credit Derivatives Exposure

DEPFA's off-balance sheet risks arising from credit derivative exposures amounts to a notional amount of € 5.6 billion, excluding protection acquired on the residual mortgage book, which is to be sold to Aareal Bank AG. DEPFA takes a conservative approach to managing this risk. Counterparty risks must be pre-approved prior to transaction execution. 64.6 % of related credit derivative exposure represents sovereign risk, with a further 14.1% representing sub-sovereign risk. 19.1% represents exposure to financial institutions counterparties. 38.29 % of all credit derivatives exposure is AAA rated internally, with an additional 29.1% in the AA cohort.



Credit Derivative Exposures Based on DEPFA Internal Ratings, 31 December 2003
A1
7%
AA3
1%
AA2
27%
AA1
1%
AAA
38%
A2
9%
A3
12%
Other
5%

The Credit Approval Process

DEPFA Group operates an independent credit approval process, which includes assessments by, and formal limit recommendations from, those not involved in the business areas. The chart below sets out the initiation and approval process for DEPFA BANK for all four risk pools.

The allocation of an internal rating determines both the pricing and the potential exposure amount. The Credit Committee operates on authority devolved to it by the Board of Directors, and is empowered to set limits up to prudent levels taking into account large exposure parameters. DEPFA subsidiaries operate their own credit committees, which act on individual counterparty limits once Group approval is in place.


The Credit Process
Sovereign/ Country Risks
Sub-Sovereign Risks
Financial Institution Risks
Infrastructure Finance Risks
Country Risk Committee, Credit Risk Unit, Special Risk Unit: Assess, assign rating and make recommendation for pre-approval limit, taking risk mitigation into account.
Group Credit Committee: 6 voting members, not drawn from business area
Credit Limit and Duration Decision
Decision advised to various Group entities and business units
Group Subsidiary Credit Committee decision
Minimum annual review of limit decision (more frequent reviews as required)
Limits monitored for utilization

The credit process centres on an independent Credit Committee which presides over the four counterparty risk pools, and which is provided with both rating and limit recommendations from the dedicated independent risk teams.

The heads of risk units report directly to their respective Executive Committee Member, as well as to the Credit Committee.

DEPFA's Counterparty Risk Pools

1. Sovereign/Country Risks

Sovereign/Country risk is managed by the Country Risk Committee. Reviews of sovereign risk are carried out at least annually, and detailed reports on the social, political and economic situation of all countries are presented to the Group Credit Committee for approval. All sovereign/countries are rated in accordance with the Group internal rating grades. DEPFA currently has 82 countries rated for international business, of which 52.4 % fall into A-rated cohorts. The Bank's country exposure for countries rated below single-A stood at 0.5 % of the Bank's total cross-border exposure as at 31 December 2003, with maximum limits available of 3.6% of total Group country limits.

2. Sub-Sovereign Risks

The Credit Risk Unit, a specialized team of professionals based in Dublin, carries out sub-sovereign risk analysis. This team is independent from business origination/relationship management. This unit is responsible for assessing and rating (in accordance with the DEPFA internal grading system) the credit risk for all sub-sovereign entities in the OECD, EEA and Converging Countries, excluding Emerging Markets.

The unit assesses the distinct characteristics of the country in which the sub-sovereign is located, especially those characteristics related to inter-governmental arrangements. The unit also assesses political, demographic, economic, fiscal and financial factors. To date, Credit Risk have analyzed and rated just under 3,000 sub-sovereign counterparties across 28 countries.

3. Financial Institution Risks

The Credit Risk Unit also carries out assessment of DEPFA's exposure to financial institutions. Specialized professionals work with the front office personnel to evaluate the credit risks involved in these counterparties. The approval process applied is the same as for sub-sovereign counterparties. In addition, all financial institutions are rated internally. All counterparties must have pre-approval limits in place as a prerequisite to conducting transactions with DEPFA.

4. Infrastructure Finance Risks

The Special Finance Unit (SFU), a team of 23 specialists and support staff, carries out the origination, transaction execution and portfolio management of all infrastructure loan assets. Most transactions are carried out in conjunction with other similarly experienced lenders (often as a member of a syndicate of banks), thus limiting DEPFA's exposure on any one particular transaction.

A fundamental pre-condition for SFU participation in an infrastructure financing transaction is the ongoing involvement of the public sector, most typically as the grantor of a long-term concession to a privately financed special-purpose company, and often as the payer of revenues (paid in return for the successful provision of the required service), typically the main source of the loan repayment.

In addition, the purpose of the financing must be the provision of an essential public asset or service, which must continue to be provided even in times of budgetary cutbacks, such as schools, hospitals, prisons, roads and water supply and treatment facilities.

Credit proposals put forward by the SFU are subject to an independent review by the Special Risks Unit (SRU). This unit makes an independent recommendation to the Credit Committee.

When financing infrastructure projects, DEPFA generally requires the involvement of International Financial Institutions (IFI), such as the European Investment Bank (EIB) or the European Bank for Reconstruction and Development (EBRD) and leading local banks. While these institutions do not necessarily provide DEPFA with formal guarantees of commercial or political risk, they do provide an implicit comfort that purely politically-motivated discriminatory action by the host government is unlikely due to the consequential damage to that government's ability to access future funding support from the IFIs.

There are standard internal procedures for the monitoring of, and reporting on, current loan transactions: for projects during the construction phase, a report on progress is submitted to the Credit Committee every 6 months; operational projects are subject to an annual review. The respective account managers in SFU liaise closely with an independent engineer, who is usually appointed by the lenders to monitor the project. This allows the Group to follow progress closely and take remedial action, if necessary, to ensure that the project is completed on time and to budget. SFU's monitoring reviews are independently checked by the SRU to ensure that objectivity is maintained.

Limit Monitoring

The monitoring of country limits or cross-border exposures is carried out on a daily basis by a dedicated team of professionals based in Dublin. Limit monitoring is performed on both a Group-wide basis as well as on a local entity basis. These exposure reports are made available to management and all business sectors of the Group.

3. Discontinued operations – property risk

Following the Group's reorganisation, property risks were almost totally transferred to Aareal Bank AG or third parties. The property lending business of the former DEPFA Group was spun off during the financial year 2002. At the year-end 2003, DEPFA Deutsche Pfandbriefbank AG (the "Pfandbriefbank") has a remaining property financing portfolio in the amount of € 4.0 billion, of which €1.8 billion has been transferred to third parties via securitisation agreements.

Aareal Bank AG and the Pfandbriefbank have agreed that Aareal Bank AG will acquire the property financing portfolio held by the Pfandbriefbank. In addition, Aareal Bank AG has extended guarantees to DEPFA in respect of individual exposures. These guarantees cover principal exposures totalling € 0.4 billion, plus interest payments in certain cases. In addition, the Pfandbriefbank and Aareal Bank AG have entered into an Agency Agreement whereby Aareal Bank AG administers, on behalf of the Pfandbriefbank, the loans that have not yet been transferred. This Agency Agreement takes into account the legal requirements pursuant to Section 25a of the German Banking Act, and provides for protection with regard to the proper administration of the loan portfolio.

4. Market Risk

Market risk refers to the risk of potential loss arising from changes in interest rates, foreign currency exchange rates, equity prices, price or rate volatilities and other relevant market rates and prices such as commodity prices. DEPFA BANK defines its market risk as changes to fair value of financial instruments as a result of rate, price and volatility movements.
The Bank's market risk policies and procedures follow three core principles:

- Policy framework for all key market risk activities approved by the Board
- Market risk management is centralized in the Asset & Liability Committee and the Treasury units, managed by specialized personnel, and monitored using appropriate systems and controls,
- Market risk control function measures and monitors the risks independently of the risk-taking units.

The market risk control function has sub-categorized market risk into risk factors. The relevant risk factors for DEPFA BANK are interest rate, credit spread and foreign exchange risk. As a bank focusing on Public Sector Finance, DEPFA is not generally exposed to equity or commodity risk. With regard to foreign exchange risk, DEPFA has a strict policy that Treasury must match all foreign currency assets with liabilities in the same currency or swap out the foreign exchange exposure. Hence, the primary risk factors for the Bank are interest rate and credit spread risk.

For the quantification and control of these risks, DEPFA determines daily Value at Risk (VaR) figures in line with industry-wide practice using the variance/co-variance methodology. A ten-day holding period with a 99 % confidence interval is used to derive the calculation. The correlation and volatility frequencies for the calculation are annualized to 250 trading days. The choice of a ten-day holding period was selected to give a conservative VaR measure in relation to hedging the risk of the portfolio's positions. Senior management recognizes that VaR has certain inherent limitations. The past may not always provide a reliable indicator of future market movements and the statistical assumptions employed may understate the probability of very large market moves. For this reason additional management tools such as sensitivity measures, back-testing and stress testing are used to supplement VaR.
The following table shows VaR statistics for the year 2003 and the VaR exposure on 31 December 2003 relating to the consolidated trading books of DEPFA Group.

Interest Rate and Credit Spread Risk	10 Day 99% VaR (€ m)
Average	14.2
High	30.8
Low	6.3
31st December 2003	29.5

The average exposure in the consolidated trading books of DEPFA Group amounted to € 14.2 m and the total consolidated trading exposure never exceeded € 30.8 m throughout the year 2003.

The following table highlights the trading-related VaR exposure of the Group at the end of 2003 and compares it to the respective VaR exposure at the end of 2002. The trading VaR results for 2002 have been restated to provide comparative numbers, as last year's published trading VaR figures did not include the trading exposure of DEPFA Investment Bank Ltd. (DIBL).

Interest Rate and Credit Spread Risk	10 Day 99% VaR (€ m)
Trading Book Exposure 31st December 2003	29.5
Trading Book Exposure 31st December 2002	10.9

The following graphs show the trading VaR profiles of the trading books in DEPFA BANK plc and DEPFA Investment Bank Ltd.

DEPFA BANK plc Trading Book Average Monthly VaR (10 Day, 99% VaR) (€ m)



30
25
20
15
10
5
0
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2003

DIBL Trading Book Average Monthly VaR (10 Day, 99% VaR) (€ m)



30
25
20
15
10
5
0
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2003

Graph 1 above highlights the average monthly VaR for the Trading Book of DEPFA BANK plc based in Dublin. As can be seen from the above graph, overall levels have remained fairly constant throughout with an overall average of € 2.5m.

Graph 2 above highlights the average monthly VaR for the Trading Books of DIBL based in Cyprus. The overall average VaR for DIBL for the year was € 13.8m with a maximum VaR during the year not exceeding € 30.5m. The VaR for DIBL comprises both interest rate and credit spread risk commensurate with the type of markets in which DIBL trades.

The risk monitoring and control of DIBL is further enhanced by additional risk-limiting measures already used in the formerly applied Capital-at-Risk methodology. Exposure is further limited by restricting the size of the balance sheet to a multiple of own funds available. Exposure sublimits depending on final maturity, rating, and currency are applied to guarantee a high degree of diversification in DIBL's portfolios.

Reports detailing the local and Group VaR as well as the limit utilization are distributed daily to senior management. The setting of risk limits is the responsibility of the Asset & Liability Committee.

Validity of the VaR Model – backtesting for the trading books in DEPFA BANK plc and DEPFA Investment Bank Ltd:

The accuracy of the Group's VaR model is calibrated by means of back testing to ensure the quality of the statistical process. This process entails the comparison of changes in portfolio value incurred against the most likely range of such changes forecasted by the VaR model. Back testing is based on the 1 day 99 % VaR figures. In this case, actual losses would not be expected to exceed the forecast by the VaR model on more than three occasions in any one year (250 trading days).
The graphical representations below show the back-testing results for the DEPFA BANK plc and DIBL trading books in 2003.


DEPFA BANK plc Trading Book Backtesting Graph 2003 (based on 1 day 99% CI) (€ m)
4
3
2
1
0
-1
-2
-3
-4
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
VaR Upper Confidence Level
VaR Lower Confidence Level
Change in Value


DIBL Trading Book Backtesting Graph 2003 (based on 1 day 99% CI) (€ m)
15
10
5
0
-5
-10
-15
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
VaR Upper Confidence Level
VaR Lower Confidence Level
Change in Value

As can be seen from the above graphs, there were only two backtesting exceptions for the trading book of DIBL – in June 2003 and October 2003 – and one backtesting exception in the trading book of DEPFA plc in June 2003. Therefore, the number of observed exceptions in both books did not exceed the number of 3 permissible exceptions in a 1 year time range.

5. Operational Risk

Operational risk is the risk of direct or indirect losses due to inadequacy or failure of internal processes, people or systems or due to external events. The objective of the Group is to minimize operational risk by:

- Documentation of all relevant policies, procedures and processes and keeping them under constant supervision
- Identification and rectification of sources of errors and weaknesses
- Employing suitably qualified and experienced personnel
- The annual appraisal process and regular review of goals and objectives
- Application of a robust and reliable system environment
- Maintaining and further developing business continuity plans and procedures
- Sound control systems

Management of operational risk is the responsibility of all operational units. The Group's Operational Risk Officer and his team analyze and monitor the operational risk profile of the Bank. Group Internal Audit provides additional independent control mechanisms.

Thorough evaluation and selection of personnel for positions, regular reviews with regard to training needs and ongoing on-the-job training are integral parts of the Group's approach to human resource management.

All major system components, such as computer hardware, communication links or trading sites are duplicated, synchronized and hosted in different locations. This is an integral part of the Group Business Continuity Plan, protecting DEPFA BANK from an externally caused major disaster.

The Group's control system relies on strict organizational independence of the monitoring and control functions, detailed segregation of functions and duties and the application of the four-eyes principal to all relevant actions and decision processes. The risk monitoring functions for credit, market and operational risk and the Compliance and Internal Audit functions are the major pillars of the Bank's control system.

The Group Internal Audit function, located in both Dublin and Frankfurt, is an independent unit established to audit and evaluate all Group activities and to add value and improve operations and procedures. Group Internal Audit reports directly to the Audit Committee.
Group Internal Audit supports the organizational units of the Group in accomplishing their objectives by bringing a systematic disciplined approach to the evaluation of the effectiveness of risk management, internal control, procedures and governance processes.
Compliance Officers located in each of DEPFA's legal entities report directly to the Group Compliance Officer located in Dublin. The Compliance function oversees the adherence to the principles set out by the Central Bank of Ireland and the other Regulatory Authorities in relation to the code of practice of Credit Institutions. The Compliance function supports the implementation of internal regulations set by the Board of Directors.

6. Liquidity Risk

Liquidity Risk is defined as the risk of being unable to fulfill current or future payment obligations in full on or at the due date. The risk drivers determining liquidity risk are:

- Liquidity of the Bank's assets
- Diversity of the sources of funds
- Increased demand for collateral

Liquidity of Assets: DEPFA BANK has highly liquid assets on its balance sheet. Liquid assets can be defined as assets that can be realized at short notice without incurring significant loss. Some 57.8% of the assets of DEPFA as at 31 December 2003 are AAA rated by External Credit Assessment Institutions whilst a further 26.4% are AA rated, reflecting the concentration on public sector lending to the top tier of sovereigns and sub-sovereigns (as defined in the credit risk section above).

Diversity of the sources of funds: DEPFA BANK is a large issuer of Pfandbriefe and Asset Covered Securities, which provide significant medium to long term financing to the Bank. In addition to the asset covered securities, the bank is also active in unsecured bearer bonds, promissory notes and commercial paper (CPs), repurchase agreements (Repos) as well as participating in money market transactions. DEPFA BANK receives deposits from other banks and directly from institutional investors worldwide. Investor categories are Central Banks, State Agencies, Supranationals, Fund Managers, Insurance Companies and Corporates.
Increased demand for collateral: As noted above DEPFA BANK has a comprehensive holding of highly-rated securities, which are available for Repo. A surplus buffer of these assets is also available to cover additional collateral calls that might be made on OTC derivative contracts.




Group Accounts 2003

53

Contents Group Accounts

Statement of directors' responsibilities for the US-GAAP annual report

The directors are required to prepare accounts for each financial year that give a true and fair view of the financial position of the Group and of the profit or loss and cash flows of the Group for that period. In preparing the accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Furthermore the directors are responsible for the maintenance and integrity of the DEPFA BANK plc website; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Director: Gerhard Bruckermann

Director: Reinhard Grzesik

Director: Prof. Dr. Frances Ruane

Company Secretary: Noel Kavanagh

Date: 26 February 2004

Independent Auditors' Report

Independent Auditors' Report to the shareholders of DEPFA BANK plc

We have audited the accounts on pages 58 to 113 which comprise the Group balance sheet of DEPFA BANK plc as of 31 December 2003, the Group profit and loss account and the Group cash flow statement for the year then ended and related notes.

These accounts are the responsibility of the Company's directors and management. The directors' responsibilities in this regard are set out on page 56 in the statement of directors' responsibility for the US-GAAP annual report. Our responsibility is to express an opinion on these accounts based on our audit. This report, including the opinion, has been prepared for and only for the Company's shareholders as a body and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors and management, as well as evaluating the overall accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounts give a true and fair view of the financial position of the Company as of 31 December 2003, and of the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin

Date: 26 February 2004

Group balance sheet

as at 31 December 2003 of DEPFA BANK plc

Assets (€ m)	(Notes)	31. Dec. 2003	31. Dec. 2002
Cash and balances with central banks	(1)	680	645
Loans and advances to banks	(2)	18,467	13,462
Loans and advances to customers	(3)	62,785	59,764
Debt securities and other fixed-income securities	(5)	83,369	64,566
Equities and other non-fixed income securities	(6)	57	23
Equity participations	(7)	5	7
Intangible assets	(8)	5	5
Property and equipment	(9)	16	15
Other assets	(10)	3,069	2,939
Accrued interest and prepaid expenses	(11)	5,512	4,421
Total assets		**173,965**	**145,847**

The accompanying Notes are an integral part of these Group accounts.

Shareholders' equity and liabilities (€ m)	(Notes)	31. Dec. 2003	31. Dec. 2002
Liabilities to banks	(12)	57,638	37,135
Liabilities to customers	(13)	6,898	3,554
Debt securities in issue	(14)	91,489	89,625
Other liabilities	(15)	9,515	8,244
Accrued interest and deferred income	(16)	5,399	4,752
Provisions	(17)	242	233
Hybrid capital	(18)	1,383	926
Minority interest	(19)	23	242
Total liabilities		**172,587**	**144,711**
Equity	(20)		
Subscribed capital		103	105
Capital reserve		354	396
Retained earnings		838	503
Other comprehensive income		83	132
Total equity		**1,378**	**1,136**
Total shareholders' equity and liabilities		**173,965**	**145,847**
Contingent liabilities and irrevocable loan commitments	(37)		
Contingent liabilities on guarantees and indemnity agreements		43	62
Irrevocable loan commitments		6,930	4,430

The accompanying Notes are an integral part of these Group accounts.

Director: Gerhard Bruckermann

Director: Reinhard Grzesik

Director: Prof. Dr. Frances Ruane

Company Secretary: Noel Kavanagh

Date: 26 February 2004

Group profit and loss account

for the year ended 31 December 2003 of DEPFA BANK plc

€ m	(Notes)	2003	2002
Interest and similar income from			
Lending and money market business	(23)	3,303	3,546
Fixed-income securities	(23)	3,095	2,831
Interest and similar expenses	(23)	-6,039	-6,079
Net interest income		**359**	**298**
Commission income	(24)	104	42
Commission expenditure	(24)	-15	-10
Income from sale of assets	(25)	104	99
Trading result	(26)	85	-21
Other income	(27)	3	2
Operating income		**640**	**410**
General administrative expenses	(28)	-110	-91
Depreciation and amortisation of intangible assets and property and equipment		-5	-6
Other expenditure	(29)	-45	-6
Operating results before provision for loan losses		**480**	**307**
Provision for loan losses		–	–
Income before income taxes		**480**	**307**
Income taxes	(30)	-96	-59
Income after income taxes		**384**	**248**
Minority interest income	(31)	-14	-12
Group net income for the year – continuing operations		**370**	**236**
Results from discontinued operations:	(32)	–	
Operating result from discontinued operations		-10	-10
Result on disposal of discontinued operations including impairment on date of spin-off		10	-792
Group net income		**370**	**-566**

	(Notes)	2003	2002
Weighted average number of ordinary shares in circulation		34,605,772	35,301,972
Earnings per share from continuing operations (€)		10.69	6.70
Earnings per share from discontinued operations (€)		–	-22.70
Total earnings per share (€)		10.69	-16.00
Diluted earnings per share from continuing operations (€)		10.69	6.70
Diluted earnings per share from discontinued operations (€)		–	-22.70
Total diluted earnings per share (€)		10.69	-16.00

The accompanying Notes are an integral part of these Group accounts.

Director: Gerhard Bruckermann

Director: Reinhard Grzesik

Director: Prof. Dr. Frances Ruane

Company Secretary: Noel Kavanagh

Date: 26 February 2004

Group cash flow statement

for the year ended 31 December 2003 of DEPFA BANK plc

€ m	2003 Net cash flow	2002 Net cash flow
Net income for the year	370	-566
Non-cash items included in net income and reconciliation to cash flow from *operating activities*		
Provision for loan losses	–	-3
Depreciation and amortisation of property and equipment, financial assets and intangible assets	5	7
Net change in trading derivatives	-13	7
Deferred taxes	-22	19
Change in accrued interest income	-1,133	1,097
Change in accrued interest expenditure	690	-535
Other non cash items in discontinued operations	–	791
Other non cash items	-24	91
Subtotal	**-127**	**908**
Gain/loss on sale of available for sale securities	-45	2
Decrease/increase in other assets	446	237
Decrease/increase in other liabilities	-1,040	81
Cash flow from operating activities	**-766**	**1,228**
Property finance loan repayments	1,835	6,106
New public sector loans	-21,514	-8,437
Public sector loan repayments	15,597	8,842
Change in other loans and advances to banks and customers	-5,998	2,542
Purchase of securities available for sale and securities held to maturity	-34,535	-19,270
Sale/maturity of securities available for sale and securities held to maturity	14,383	23,213
Sale of foreclosed assets	–	43
Purchase of property and equipment and financial assets	-40	–
Sale of property and equipment and financial assets	3	84
Change in scope of consolidation including purchase of minority interest	–	-102
Cash flow from investment activities	**-30,269**	**13,021**

€ m	2003 Net cash flow	2002 Net cash flow
Issue of preferred securities	–	–
Net purchase/sale of own shares	-54	10
New issue of debt securities	72,112	70,786
Debt securities repaid	-67,741	-74,915
Other amounts raised from banks and customers	26,788	-10,803
Dividends paid	-35	-42
Cash flow from financing activities	**31,070**	**-14,964**
Cash and cash equivalents at end of previous period	**645**	**1,360**
Cash flow from operating activities	-766	1,228
Cash flow from investment activities	-30,269	13,021
Cash flow from financing activities	31,070	-14,964
Cash and cash equivalents at end of period	**680**	**645**

The accompanying Notes are an integral part of these Group accounts

Group statement of changes in shareholders' equity

€ m	Sub-scribed capital	Capital-reserve	Retained earnings	Other comprehensive Income				Total
				Unrealised gains/losses from marking-to market of securities	Unrealised result from cash flow hedges	Additional Pension Obligation	Accumulated effects of currency translation	
Balance at 1 January 2002	**105**	**386**	**1,750**	**-23**	**-19**		**14**	**2,213**
Group net income	-	-	-566	-	-		-	-566
Other comprehensive income	-	-	-	55	30		-14	71
Spin-off Aareal Bank AG	-	-	-639	74	15		-	-550
Comprehensive income	**-**	**-**	**-1,205**	**129**	**45**		**-14**	**-1,045**
Dividends	-	-	-42	-	-		-	-42
Sale of treasury stock	1	22	-	-	-		-	23
Purchase of shares for compensation scheme	-1	-12	-	-	-		-	-13
Balance at 31 December 2002	**105**	**396**	**503**	**106**	**26**	**-**	**-**	**1,136**
Group net income	-	-	370	-	-		-	370
Other comprehensive income	-	-	-	-21	-25	-3	-	-49
Comprehensive income	**-**	**-**	**370**	**-21**	**-25**	**-3**	**-**	**321**
Dividends	-	-	-35	-	-		-	-35
Purchase of shares for compensation scheme	-2	-52	-	-	-		-	-54
Share compensation scheme	-	10	-	-	-		-	10
Balance at 31 December 2003	**103**	**354**	**838**	**85**	**1**	**-3**	**-**	**1,378**

Notes to the Group Accounts

General principles

The Group accounts of DEPFA BANK plc for the financial year 2003 were prepared in accordance with the United States Generally Accepted Accounting Principles (US-GAAP). The Group accounts conform with the 7th Directive of the European Council in respect of group accounts for banks and financial institutions.

Irish statutory accounts

The financial information relating to DEPFA BANK plc and its subsidiaries included in this document does not comprise statutory financial statements as required by the Irish Companies Acts, 1963 to 2001. Statutory financial statements will be prepared in accordance with Irish Generally Accepted Accounting Principles (Irish GAAP) and will be filed with the Company's Annual Return and lodged with the Registrar of Companies.

(A) Basis for the Group Accounts

Accounting and valuation principles

Consolidation

All subsidiaries which are controlled by the parent company are included in the Group accounts. Equity participations are accounted for using the equity method, if the Group directly or indirectly holds between 20% and 50% of the shares of these entities and has the ability to exercise significant influence ("associated companies").

Subsidiaries acquired are consolidated using the purchase method of accounting by offsetting the acquisition cost against the fair value of the subsidiary's net assets at the time of the acquisition. Any residual positive difference arising is capitalised as goodwill. Any residual negative difference is applied as a reduction of the fair value of the assets acquired.

Funds invested in the form of investment funds are treated on a basis consistent with the consolidation of other subsidiaries.

The effect of intra-Group transactions is eliminated on consolidation.

Minority interests comprise minority shareholders' proportionate share in shareholders' equity and net income.

Scope of consolidation

The consolidation as at 31 December 2003 includes 22 (2002: 26) domestic and international subsidiaries and one trust set up to buy shares to be awarded to employees of the Group.

Through the acquisition and establishment, disposal and liquidation of direct and indirect subsidiaries, one company is consolidated for the first time and four companies are no longer consolidated.

The complete list of shareholdings is shown in Section (H).

Loans and advances

Loans and advances to banks and customers are reported at amortised cost, net of provisions. Discounts, premiums and loan origination fees and charges are amortised over the term of the loan and recorded as net interest income.

Accrued interest is calculated on a daily basis. Interest income is no longer recorded if, irrespective of the legal position, the receipt of interest is no longer deemed likely.

Loans are classified as impaired, if it is no longer considered likely that all contractually-agreed payments will be made. Payments collected on impaired loans are recorded as fees or interest income as long as such receivables are still outstanding. Thereafter, any payments are applied against the outstanding loan principal.

Provision for loan losses

The Group considers the risks inherent in on-balance sheet and off-balance sheet lending operations and provisions are set up for all probable losses. Losses which exist at the balance sheet date, but have not been specifically identified, are provided for in the loan loss provision.

Specific loan loss provisions

Management review individual loans periodically, and specific loan loss provisions are determined for losses which exist at the balance sheet date taking into account a number of factors including the financial position of the borrower, expected cash-flows, the value and recoverability of the collateral, and industry-related and macro-economic factors.

The property lending portfolio is secured by a charge over the properties and by guarantees from third party banks, including Aareal Bank AG. The requirement for specific property loan loss provisions is determined by considering the fair value of the total collateral.

Specific loan loss provisions are released as soon as the grounds for impairment no longer apply. Loans and advances are written off, if the probability of the loan or advance not being repaid borders on certainty.

General loan loss provisions

General loan loss provisions are set up for losses which exist at the balance sheet date in loan portfolios where individual loan impairments have not been identified. The general loan loss provisions are determined by taking into account the Group's historical loan loss data, developments in the overall loan portfolio, the general financial position of borrowers and overall economic factors.

Securities

Securities are classified into three categories depending on the purpose of the holding – held to maturity, available for sale, and trading. Available for sale and trading securities are carried at fair value, with fair value movements being reflected in other comprehensive income and the profit and loss account respectively. Discounts and premiums arising on the purchase of held to maturity and available for sale securities are amortised over the period to maturity and are reflected in net interest income. Securities are reviewed for other than temporary falls in value of available for sale and held to maturity securities at the balance sheet date. In the event that the cost of securities exceeds the current market value, any impairment which is other than temporary is recorded in the profit and loss account.

Securities which are legally transferred to third parties by repurchase agreements continue to be recorded on the balance sheet, provided that the Group still controls these securities in accordance with the criteria set out in SFAS 140. Securities borrowed are only accounted for as securities on the balance sheet if they represent a real purchase (i.e. where the assignor of collateral loses his power of disposal). In general, repurchase agreements and pledges effected within the Group do not represent real purchases.

Held to maturity securities

Securities which the Group intends and has the ability to hold until maturity are classified as held to maturity and carried at amortised cost.

Available for sale securities

Available for sale securities are held for indefinite periods of time, or for liquidity management purposes. Such securities are valued at fair value. Unrealised gains and losses are recorded in other comprehensive income, net of deferred taxes. The fair value adjustment referable to hedged risk in available for sale securities is recorded in the trading result in the profit and loss account rather than other comprehensive income (see derivative financial instruments below). Amortisation of premiums and discounts are recorded in net interest income. Valuation gains or losses recorded in other comprehensive income will be reclassified to the profit and loss account upon disposal of the securities.

Trading securities

Securities that are to be sold in the short term are carried at fair value in the balance sheet. Realised and unrealised gains or losses are recorded in the trading result in the profit and loss account.

Derivative financial instruments

As of 1 January 2001, the Group applied SFAS 133 (Accounting for Derivative Instruments and Hedging Activities), as amended by SFAS 137, SFAS 138 and SFAS 149.

Derivative financial instruments used for hedging purposes

The majority of the derivative transactions carried out by the Group are for the purpose of reducing risk. They include, in particular, interest rate swaps, cross-currency swaps, interest rate options and foreign exchange forwards.

Most of these derivatives are accounted for as one-to-one or portfolio hedges under US-GAAP in accordance with the provisions of SFAS 133. All derivative transactions are accounted for at fair value.

Derivatives use to hedge the market value of assets or liabilities are accounted for as fair value hedges, and derivatives used to hedge estimated future cash flows are accounted for as cash flow hedges.

Cash flows arising from net interest on a hedging derivative are recognised in the same way as the net interest income from the underlying hedged transaction. Accruals are recorded under accrued interest and prepaid expenses or accrued interest and deferred income, respectively.

Fair value hedge

Changes in the market value of derivatives are recorded in the trading result in the profit and loss account, together with the market value changes relating to the hedged risk of the underlying transaction. Hedge ineffectiveness is reported in the trading result.

If a hedging relationship ceases to be effective or the derivative is terminated, the adjustment to the book value of the underlying transaction is amortised to interest over the remaining life of the underlying.

Cash flow hedge

The derivative is carried at fair value, with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into earnings in the same periods in which the forecasted transaction affects earnings. Hedge ineffectiveness is recorded in the trading result.

Derivative financial instruments classified as part of the trading portfolio

Some derivatives, while being economic hedges, do not meet detailed hedge accounting criteria under US-GAAP. These derivatives are accounted for as part of the trading portfolio, and are carried at fair value, with any gains or losses recorded in the profit and loss account, and recognised under other assets or liabilities. Interest income and expenditure on these derivatives is recorded in the trading result.

Equity participations

SFAS 115 does not apply to equity participations held by the Group as these participations are not listed on any exchange. Equity participations are valued at cost.

Intangible assets

– Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share in net assets at the date of acquisition.

Goodwill arising on acquisitions is capitalised as an intangible asset and tested for impairment at least once a year.

– Costs of developing computer software

DEPFA developed proprietary software which is capitalised in accordance with SOP 98-1. Expenditure on project development is capitalised and amortised on a straight-line basis over the estimated useful life of such software. Development costs of proprietary computer software are recorded as intangible assets.

Property and equipment

Property and equipment are stated at the cost of acquisition or construction, less depreciation. Property and equipment are depreciated over the estimated useful lives. The estimated useful lives of property and equipment are set out below:



Estimated useful life, in years	
Buildings	25–50
IT-equipment	3
Bought-in software	3
Fixtures and fittings	
Furniture, fixtures and office equipment	10
Machinery and equipment	5
Vehicle fleet	5

The useful life of an asset is determined by taking into account the physical life of the asset, technical obsolescence and other factors. Fixed assets are also reviewed for impairment. Leasehold improvements are depreciated over the shorter of the term of the lease (taking into account extension options) or their useful life.

Subsequent costs of acquisition or manufacture are capitalised where an additional economic benefit arises. Maintenance expenditure on property and equipment is fully charged to expenditure in the year it is incurred.

Assets are recorded as property and equipment where they are used in the Group's operating business. Property and equipment used for rental purposes are recorded as other assets.

Leasing

The Group's lease contracts are accounted for in accordance with the economic risks and rewards implicit in the lease. Rents under leases where the risks and rewards associated with the leased item remain with the lessor (operating leases) are treated by the Group as rental expense.

Foreclosed assets

Property foreclosed on foot of loan agreements is intended for sale, and is reported under other assets (foreclosed assets). It is carried at the lower of cost or fair value, less costs expected to be incurred upon the sale. Fair value is determined by a certified independent expert on the basis of a fully-capitalised earnings value. Income and expenditure relating to such properties are reported in the profit and loss account.

Financing costs

Financing costs for fixed assets are capitalised in accordance with the requirements of SFAS 34 for the period in which assets are produced.

Liabilities

Liabilities are stated at amortised cost. The difference between this amount and the nominal value is amortised or accreted over the life of the instrument and recorded as interest expense. Registered securities are reported with bearer debentures under debt securities in issue. Liabilities from short sales of securities are valued at fair value and recorded under other liabilities.

Provisions for commitments

Provisions are made for commitments to third parties if utilisation of the commitment is probable and the anticipated amount can be reasonably estimated.

Provisions for pensions and similar obligations

The Group operates two types of pension schemes – defined benefit schemes and defined contribution schemes. The costs of the defined contribution schemes are charged to the profit and loss account in the period in which they are incurred. The Group provides for its obligations under the defined benefit pension scheme at the year-end. Benefits under the pension scheme are based on employees' pensionable income in the last year of their employment, and on the total pensionable years' service within the Group at the time of retirement.

The provision for pensions and similar obligations is valued on the basis of the projected unit credit method. Profit and loss account charges include the present value of pension benefits earned in the financial year and the imputed interest charge on benefits earned at the end of the previous year.

Deferred taxes

Deferred taxes are recorded for temporary differences between the carrying amounts of individual assets and liabilities for financial reporting purposes and those for tax reporting purposes. Deferred tax liabilities are recorded for differences which, when reversed at a later date, will result in a higher tax charge. Deferred tax assets are recorded for those differences which, when reversed, will result in a tax credit. In addition, deferred tax assets are created for losses carried forward for tax purposes. The value of deferred tax assets is reviewed on a regular basis and valuation allowances are made, if applicable.

Deferred taxes are calculated at the local tax rates which are currently expected to apply when the difference reverses. Deferred taxes are adjusted in the event of a legally-promulgated change in tax rates.

Currency translation

Assets and liabilities denominated in foreign currencies are valued at the appropriate spot or forward rate of exchange ruling at the balance sheet date. Profits and losses arising from these translations are included in the profit and loss account in other income and expenses.

The accounts of foreign subsidiaries with functional currencies other than the euro are translated into euro. Balance sheet amounts are translated at the exchange rates ruling on the balance sheet date, and the income and expenditure amounts are translated at the average exchange rate for the year. Translation differences arising on the net investment in these foreign subsidiaries are recorded in other comprehensive income.

Earnings per share

Earnings per share is determined in accordance with SFAS 128. On 15 March 2002, 98.06% of the shareholders of DEPFA Deutsche Pfandbriefbank AG accepted an offer to exchange their shares in DEPFA Deutsche Pfandbriefbank AG for 35,301,972 shares in DEPFA BANK plc. This share exchange was treated under US-GAAP as a transaction under common control, and the Group accounts for all periods presented have been restated to reflect this new capital structure. Accordingly, the weighted average number of shares outstanding has also been calculated based on the new capital structure.

The effects of rights which may be exchanged for equity are taken into account in determining diluted earnings per share. Earnings per share from continuing operations is presented separately.

Estimates

Certain estimates and assumptions are made in the preparation of the Group accounts. These affect the reported amounts of assets and liabilities and contingent liabilities as at the balance sheet date and the reported amounts of income and expenditure during the year. Actual results could differ from those estimates.

Preferred share structures

Preferred share structures have been accounted for in accordance with FIN 46 R (consolidation of variable interest entities), which was issued on 24 December 2003. In accordance with FIN 46 R, the Group deconsolidated certain trust structures set up to issue preferred shares as at 31 December 2003 *on a prospective basis. The liabilities under these structures are accounted for as subordinated debt* as at 31 December 2003. The comparatives have not been restated.

New accounting standards adopted in 2003

Statement of Financial Accounting Standards No. 149 – Amendment of FASB Statement 133

SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, for certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133.

Loan commitments relating to the origination of mortgage loans that will be held for sale are within the scope of SFAS 133 for the issuer. The issuer of commitments to originate mortgage loans that will be held for investment purposes, as well as the issuer of commitments to originate other types of loans are not subject to SFAS 133. The holder of any commitment to originate a loan is not subject to SFAS 133.

Embedded derivatives in which the underlying is an interest rate or interest rate index (i.e. caps and floors) are not considered clearly and closely related if (1) there is a possible future interest rate scenario under which the embedded derivative would at least double the investor's initial rate of return on the host contract, and (2) under each of these possible scenarios, the embedded derivative would at the same time result in at least twice the current market return for a contract that has the same terms as those of the host contract and that involves a debtor that has a credit quality similar to the credit quality that the issuer had at the contract's inception.

The application of this statement did not have a material effect on the Group accounts.

Statement of Financial Accounting Standards – No. 150 Financial Instruments with Characteristics of both Liabilities and Equity

This Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that those instruments be classified as liabilities (or assets in certain circumstances).

SFAS 150 affects the issuer's accounting for three types of freestanding financial instruments:

- Mandatorily redeemable shares are required to be redeemed at a specified or determinable date or upon an occurance of a specified event.
- Put options and forward purchase contracts settled by issuing a variable number of its shares, or other equity instruments based solely on something other than the issuer's own equity shares.
- Certain obligations that can be settled with shares, the monetary value of which is (i) fixed, or (ii) varies inversely with the value of the issuer's shares.

The application of this statement did not have a material effect on the Group accounts.

FAS Interpretation No. 45 – Guarantor's Accounting and Disclosure Requirements for Guarantees, including indirect Guarantees of Indebtedness of Others

FIN 45 addresses the guarantor's accounting and disclosure requirements for guarantees. Certain types of guarantees must be recognised as a liability at fair value and disclosed (e.g. indirect guarantees of other's indebtedness). Other types of guarantees require disclosure only. Some guarantees are scoped out altogether (e.g. loan commitments).

The application of this statement did not have a material effect on the Group accounts.

FAS Interpretation No. 46 – Consolidation of Variable Interest Entities

FIN 46 was issued in January 2003 and was revised in December 2003. It is effective for all variable interests in Variable Interest Entities (VIE) created after 31 January 2003. For VIE's created before that date, the requirements are effective from 1 January 2004. FIN 46 requires certain transitional disclosures to be made immediately if it is reasonably possible that an entity will consolidate or disclose information about VIE's when FIN 46 becomes effective. FIN 46 defines a VIE as an entity where either the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, or the equity investors lack any one of the following:

1. the ability to make decisions about an entity's activities
2. the obligation to absorb losses of the entity
3. the right to receive residual returns of the entity

VIE's are required to be consolidated by the primary beneficiary, which is the party that absorbs the majority of the entity's expected losses, expected gains, or both. FIN 46 R has been applied prospectively from 31 December 2003.

New accounting principles under US GAAP which will be effective for next year

It is not envisaged that there will be any material impacts on the Group accounts resulting from new accounting principles under US GAAP which will be effective next year.

(B) Notes to the Group balance sheet

(1) Cash and balances with central banks

€ m	31 Dec. 2003	31 Dec. 2002
Cash on hand	–	–
Balances with central banks	680	645
Total	680	645

Drawing restrictions of € 440 million (2002: € 415 million) apply to minimum reserve obligations.

(2) Loans and advances to banks

€ m	31 Dec. 2003	31 Dec. 2002
Public sector loans	7,156	6,164
Other loans and advances	11,266	7,274
Net deferred items	45	24
– of which premiums	45	24
– of which discounts	–	–
Total	18,467	13,462
Of which repayable on demand	173	797

Other loans and advances to banks include term deposits of € 4,657 million (2002: € 4,373 million) and accounts receivable from reverse repurchase agreements of € 235 million (2002: € 253 million). Net deferred items are amortised over the term of the respective loan, through net interest income.

Included within other loans and advances to banks is € 10 million (2002: € 7 million) in restricted assets held by the DEPFA BANK plc Deferred Stock Trust for the purchase of shares due to employees under the share scheme (see note 20)

(3) Loans and advances to customers

€ m	31 Dec. 2003	31 Dec. 2002
Public sector loans	57,289	53,008
Property loans	4,036	5,787
Other loans and advances	1,346	1,019
Net deferred items	226	92
– of which premiums	236	118
– of which discounts	-10	-26
Loans provision for loan losses	-112	-142
Total	**62,785**	**59,764**

Other loans and advances to customers include term deposits of € 43 million (2002: € 148 million). Net deferred items are amortised over the term of the respective loans, through net interest income.

The Group has entered into an agreement with Aareal Bank AG whereby the above property loans will be sold to Aareal Bank AG. € 1.2 billion of these loans were disposed of under this agreement in 2003. The Group has also entered into a guarantee agreement with Aareal Bank AG in respect of certain of these property loans.

Securitisation

The credit risk inherent in three property loan sub-portfolios was transferred via credit derivatives, by means of the following synthetic securisation transactions:

€ m	Year	On balance sheet amount 31 Dec. 2003
MedHome 2001	2001	381
ProvideHome 2002-1	2002	1,071
ProcessHome 2003	2003	336
Total		**1,788**

The loans relating to these portfolios are accounted for in the balance sheet of the Group.

(5) Debt securities and other fixed-income securities

Securities are classified as:

€ m	31 Dec. 2003	31 Dec. 2002
Held to Maturity	–	59
Available for Sale	82,824	63,925
Trading	545	582
Total	83,369	64,566

Revenue from the sale of available for sale securities amounted to € 14,383 million (2002: € 23,213 million) of which realised profits account for € 62 million (2002: € 8 million) and realised losses account for € 17 million (2002: € 10 million).

On the sale or transfer of a security, the amount of the gain or loss on the disposal to be transferred out of other comprehensive income is calculated by reference to the weighted average amortised cost of the security.

Net unrealised gains on trading securities amounted to € 5 million (2002: € nil).

Held to maturity securities with a book value of € 41 million were transferred to the available for sale portfolio, and held to maturity securities with a book value of € 4 million were sold, both due to a deterioration in the creditworthiness of the issuers. These transactions resulted in no realised gains or losses.

Available for sale securities with a market value of € 61 million were transferred to the trading portfolio in 2003. These transactions resulted in a gain of € 3 million which has been included in other comprehensive income.

Maturity profile

The following schedule presents the contractual maturity profile of debt securities and other fixed-income securities on 31 December 2003. Actual residual maturities may differ from agreed residual maturities, if debtors are entitled to early termination or repayment of the security.

€ m	Book value	Market value
Trading		
Due within one year	–	–
Due within 1–5 years	132	132
Due within 5–10 years	207	207
Due after 10 years	206	206
Total	**545**	**545**
Available for Sale		
Due within one year	4,971	4,971
Due within 1–5 years	17,105	17,105
Due within 5–10 years	21,697	21,697
Due after 10 years	39,051	39,051
Total	**82,824**	**82,824**

Amortised cost, fair value and unrealised gains and losses from the Group's debt securities and other fixed-income securities are presented in the following table:

€ m	31 Dec. 2003				31 Dec. 2002			
	Amortised cost	Unrealised profit	Unrealised loss	Fair value	Amortised cost	Unrealised profit	Unrealised loss	Fair value
Held to Maturity								
Government and other public sector bonds	–	–	–	–	59	–	–	59
Total	**–**	**–**	**–**	**–**	**59**	**–**	**–**	**59**
Available for Sale								
Government and other public sector bonds	29,182	2,872	77	31,977	21,745	2,259	4	24,000
Local government bonds	31,773	1,341	174	32,940	22,801	1,396	8	24,189
Corporate bonds	3,079	184	10	3,253	1,629	143	1	1,771
Other bonds and notes	14,259	503	108	14,654	13,340	636	11	13,965
Total	**78,293**	**4,900**	**369**	**82,824**	**59,515**	**4,434**	**24**	**63,925**
Total	**78,293**	**4,900**	**369**	**82,824**	**59,574**	**4,434**	**24**	**63,984**

The movement in debt securities held to maturity during the financial year was as follows:

€ m	Book value
At 1 January 2003	59
Exchange rate fluctuations	-2
Additions	-
Disposals	-4
Redemptions and maturities	-12
Reclassification	-41
Results from disposals	-
Amortisation of premiums/discounts	-
At 31 December 2003	**-**

Repurchase agreements and pledges

As at 31 December 2003, debt securities and other fixed-income securities included securities sold under repurchase agreements with a book value of € 39.9 billion (2002: € 26.3 billion), of which € 5.5 billion were attributable to securities pledged to central banks (2002: € 2.4 billion) and € 34.4 billion (2002: € 23.9 billion) to securities sold under repurchase agreements with non-central banks.

(6) *Equities and other non-fixed income securities*

Amortised cost, fair value and unrealised gains and losses on equities and other non fixed-income securities are presented in the following table:

€ m	31 Dec. 2003				31 Dec. 2002			
	Amortised cost	Unrealised profit	Unrealised loss	Fair value	Amortised cost	Unrealised profit	Unrealised loss	Fair value
Trading	7	2	–	9	1	–	–	1
Available for Sale	46	2	–	48	22	–	–	22
Total	**53**	**4**	**–**	**57**	**23**	**–**	**–**	**23**
– of which negotiable on the stock exchange				1				1
– of which listed on the stock exchange				4				1

These securities have no fixed final maturity.

(7) Equity participations

€ m	Cost					Depreciation		Book value	
	1 Jan. 2003	Additions	Disposals	Transfers	31 Dec. 2003	Current year	Accumu-lated	31 Dec. 2003	31 Dec. 2002
Shares in affiliated companies	–	–	–	–	–	–	–	–	–
Equity participations	9	–	–	–	9	2	4	5	7
of which valued at equity € nil (2002: nil)									
Equity participations	**9**	**–**	**–**	**–**	**9**	**2**	**4**	**5**	**7**

(8) Intangible assets

€ m	Cost					Amortisation		Book value	
	1 Jan. 2003	Additions	Disposals	Transfers	31 Dec. 2003	Current year	Accumu-lated	31 Dec. 2003	31 Dec. 2002
Goodwill	5	–	–	–	5	–	–	5	5
Intangible assets	**5**	**–**	**–**	**–**	**5**	**–**	**–**	**5**	**5**

(9) Property and equipment

Property and equipment includes land, buildings, fixtures and fittings used by the Group in whole or in part.

€ m	Cost					Depreciation		Book value	
	1 Jan. 2003	Additions	Disposals	Transfers	31 Dec. 2003	Current year	Accumu-lated	31 Dec. 2003	31 Dec. 2002
Land and property	–	2	–	–	2	–	–	2	–
Fixtures and fittings	23	4	–	–	27	5	13	14	15
Property and equipment	**23**	**6**	**–**	**–**	**29**	**5**	**13**	**16**	**15**

There were no leased items at year end (2002:nil).

(10) Other assets

This item comprises:

€ m	31 Dec. 2003	31 Dec. 2002
Derivatives with positive market values	3,027	2,882
Deferred tax assets	4	–
Other assets	38	57
Total	**3,069**	**2,939**

(11) Accrued interest receivable, deferred interest and prepaid expenses

€ m	31 Dec. 2003	31 Dec. 2002
Accrued interest	5,508	4,420
Deferred interest and prepaid expenses	4	1
Total	**5,512**	**4,421**

(12) Liabilities to banks

€ m	31 Dec. 2003	31 Dec. 2002
Deposits	13,640	8,929
Other liabilities	44,000	28,209
Net deferred items	-2	-3
Total	**57,638**	**37,135**
Of which repayable on demand	535	1,399

Deposits include term deposits of € 13,106 million (2002: € 7,918 million). Other liabilities mainly include borrowings under repurchase agreements of € 41,517 million (2002: € 26,300 million), other loans, and other liabilities arising from syndicated and lending transactions.

(13) Liabilities to customers

€ m	31 Dec. 2003	31 Dec. 2002
Deposits	4,956	2,180
Other liabilities	1,961	1,373
Net deferred items	-19	1
Total	**6,898**	**3,554**
of which due on demand	14	4

Deposits include term deposits of € 3,829 million (2002: € 650 million). Other liabilities mainly include other liabilities from issuing and lending activities.

(14) Debt securities in issue

€ m	31 Dec. 2003	31 Dec. 2002
Debt securities issued		
Public sector covered bonds	64,446	58,222
Interest rates between 0.6 % and 13 %, maturity until 2048		
– including registered public sector covered bonds € 2,936 (2002: € 2,519)		
Other covered bonds	1,361	2,238
Interest rates between 1.9 % and 7.94 %, maturity until 2012		
– including registered mortgage covered bonds € 1,068 (2002: € 1,807)		
Other debt securities	6,517	9,103
Interest rates between 0.01 % and 12.0 %, maturity until 2035		
Money market securities	20,299	20,351
Interest rates between 0.12 % and 5.47 %, maturity until 2004		
Net deferred items	-1,134	-289
Total	**91,489**	**89,625**

Interest rates and times to maturity are those applicable at 31 December 2003.

The remaining times to maturity of debt securities in issue comprise:

€ m	31 Dec. 2003	31 Dec. 2002
Residual maturity		
Less than 3 months	15,618	25,026
3 months –1 year	13,435	9,316
1–2 years	9,079	9,009
2–3 years	5,785	8,263
3–4 years	6,029	4,907
4–5 years	13,187	6,673
> 5 years	28,356	26,431
Total	**91,489**	**89,625**

At the balance sheet date, restricted assets of a nominal value of € 65 billion (2002: € 59 billion) were entered on the trustee register as collateral for covered bonds. Repurchased own issues with a nominal value of € 1.1 billion (2002: € 1.1 billion) are deducted from the issued volume.

(15) Other liabilities

This item comprises:

€ m	31 Dec. 2003	31 Dec. 2002
Derivatives with negative market values	9,297	7,837
Other liabilities	218	407
Total	**9,515**	**8,244**

Other liabilities mainly include liabilities from short positions, outstanding taxes not related to income, and trade creditors.

(16) Accrued interest payable, deferred interest and deferred income

This item comprises:

€ m	31 Dec. 2003	31 Dec. 2002
Accrued interest	5,393	4,438
Deferred interest and deferred income	6	314
Total	**5,399**	**4,752**

(17) Provisions

€ m	31 Dec. 2003	31 Dec. 2002
Provisions for pensions and similar obligations	54	48
Tax provisions and deferred taxes	142	145
Other provisions	46	40
Total	**242**	**233**

Provisions for pensions and similar obligations

The Group operates a number of pension schemes. The schemes include defined benefit as well as defined contribution schemes. Pension provisions are set up for defined benefit schemes. The defined benefit scheme is unfunded.

Pension commitments relate to commitments arising from the Group's pension schemes and from special agreements with the executives.

The defined benefit calculations are based on a discount rate of 5.5 % (2002: 5.5 %), an average salary increase rate of 2.5 % (2002: 2.5 %) and a periodic adjustment of 2.0 % (2002: 2.0 %) as well as an inflation rate of 2.0 % (2002: 2.0 %). Actuarial calculations are performed annually. The calculations are carried out using the Heubeck tables of 1998.

Composition of pension expenditure:

€ m	2003	2002
Service cost (expenditure for benefits earned during the year)	–	1
Interest cost (imputed interest expenditure on benefits already earned)	3	3
Redemption of transition balance from the first time adoption SFAS 87	1	1
Pension expenditure	**4**	**5**

The actuarial value of the pension obligations developed as follows:

€ m	2003	2002
Present benefit obligation (present value of benefits taking future salary increases into account) as at 1 January	51	128
Service cost (expenditure for benefits earned during the year)	–	1
Interest cost (imputed interest expenditure on benefits already earned)	3	3
Reduction in obligation from disposal of group companies	–	-78
Adjustment due to unrealised actuarial losses	5	–
Benefit payments	-4	-3
Present benefit obligation as at 31 December	**55**	**51**

Under US-GAAP regulations the present benefit obligation is not identical with the provision reported on the balance sheet.

There are no charges on individual assets to cover pension obligations.

Tax provisions and deferred taxes

The Group's income taxes refer to Ireland, Germany and other countries as follows:

€ m	2003	2002
Current taxes		
Ireland	12	1
Germany	100	98
Other countries	2	–
Deferred taxes		
Ireland	1	2
Germany	2	22
Other countries	25	22
Total	**142**	**145**

The table below discloses a reconciliation between the charge in the profit and loss account and the tax which would arise on net income from continuing operations if it were taxed at the Group's standard rate of tax of 10% (2002: 10%). The Group's standard rate of tax is based on the current applicable tax rate in Ireland for the Group.

€ m	2003	2002
Net income before taxes	480	307
Taxes on net income before taxes	48	31
Effect of different tax rates in Ireland (income taxes)	1	–
Effect of different tax rates in other countries (income taxes)	43	30
Deferred taxes	7	–
Effect of different tax rates in other countries (deferred taxes)	-3	-2
Actual income taxes reported in the profit and loss account	**96**	**59**

No losses carried forward were taken into account in the determination of deferred tax assets (2002: nil).

The deferred tax assets and/or deferred tax liabilities result from different valuation principles for tax purposes for the following balance sheet items:

€ m	2003	2002
Loans and advances	1	19
Securities	3	–
Derivatives	706	514
Debt securities in issue	22	18
Pension provisions	8	3
Other provisions	28	23
Deferred tax assets	**768**	**577**
Loans and advances	58	98
Securities	381	497
Derivatives	331	24
Debt securities in issue	20	–
Other provisions	2	2
Other liabilities	–	2
Deferred tax liabilities	**792**	**623**

After setting off claims and liabilities to the same tax authority, deferred tax assets and deferred tax liabilities are recorded as follows:

€ m	31 Dec. 2003	31 Dec. 2002
Deferred tax assets	4	–
Deferred tax liabilities	28	46

Other provisions

€ m	31 Dec. 2003	31 Dec. 2002
For administrative expenditure	37	37
In the lending business	9	3
Total	**46**	**40**

(18) Hybrid capital

Hybrid capital comprises subordinated liabilities and profit-participation certificates, which from a regulatory perspective are considered quasi-equity. However, these items are accounted for as liabilities rather than shareholders' equity. Hybrid capital comprises the following:

€ m	31 Dec. 2003	31 Dec. 2002
Subordinated debt	520	63
Profit-participation certificates	863	863
Total	**1,383**	**926**

Subordinated debt

The aggregate expenditure from interest payments on the subordinated debt amounted to € 13 million (2002: € 11 million).

DEPFA is obliged to pay a coupon on the principal amounts, and has the option to call the amounts after 5 years from the issue date.

In accordance with FIN 46 R (consolidation of variable interest entities), the Bank has deconsolidated certain trust structures set up to issue preferred shares. As a result, the external liabilities under these *structures as at 31 December 2003 are shown in subordinated debt, amounting to € 520 million.* The comparatives have not been restated, and have been shown under minority interest (see note 19).

Profit-participation certificates

The profit participation certificates qualify as Tier 2 regulatory capital under regulations of the Irish Financial Services Regulatory Authority. They consist of the following issues:

Year of issue	Nominal amount € million	Issuer	Currency	Interest rate in %	Maturity date
1986	102	DEPFA Deutsche Pfandbriefbank AG	€	7.50	31. Dec. 2010
1994	256	DEPFA Deutsche Pfandbriefbank AG	€	6.50	31. Dec. 2008
1996	383	DEPFA Deutsche Pfandbriefbank AG	€	7.65	31. Dec. 2011
2000	122	DEPFA Deutsche Pfandbriefbank AG	€	7.44 – 7.82	from 31. Dec. 2009
Total	**863**				

Interest expenditure on participation certificates amounted to € 63 million.

(19) Minority interest

€ m	31 Dec. 2003	31 Dec. 2002
Preference share capital	-	220
Minority interest in group equity	23	22
Total	23	242

The minority interest in group equity relates to the minority interest created in DEPFA Deutsche Pfandbriefbank AG under the Group restructuring in 2002.

In accordance with FIN 46 R (consolidation of variable interest entities), the Bank has deconsolidated certain trust structures set up to issue preferred shares. As a result, the external liabilities under these structures are shown as subordinated debt (see note 18), rather than as minority interest as in 2002. The comparatives have not been restated.

(20) Equity

Authorised Capital

The total authorised share capital of DEPFA BANK plc is € 130,000,002 divided into 43,333,334 ordinary shares of € 3 each. At 31 December 2003, the issued capital of DEPFA BANK plc amounted to € 106 million. It consists of 35,301,972 unit shares, which each carry one vote.

On 16th December 2002 DEPFA BANK plc established a trust in favour of the Group employees and directors as part of the deferred stock plan of the DEPFA BANK Incentive Compensation Programme (the "Scheme"). On 31 December 2003 the Trust held 1,127,829 shares on behalf of the Group employees and directors for stock awards made and for future awards.

Retained earnings

€ m	31 Dec. 2003	31 Dec. 2002
1 January	503	1,750
Group net income	370	-566
Spin off of Aareal Bank AG	-	-639
Dividends	-35	-42
31 December	838	503

Shareholders holding more than 5% of the issued share capital consist of:

	31 Dec. 2003
The Capital Group Companies, Inc.	6.872 %

The above company increased its shareholding to 7.133% on 12 January 2004.

Dividend payments

DEPFA BANK plc will make a dividend payment of € 1.20 per share in the first half of 2004.

Incentive Compensation Programme

In 2002, the Group established an Incentive Compensation Programme (the "Scheme") under which the Compensation Committee are entitled to pay an annual cash bonus and to make awards of restricted shares to employees and directors of the Group.

In conjunction with the formation of the Scheme, the Group established a Trust that will be used to purchase shares of DEPFA BANK plc with funds provided by the Group (see Authorised Capital note above). Shares purchased will be held for the benefit of employees until the satisfaction of the associated vesting requirements.

The Scheme authorises the granting of restricted shares to be held by the Trust, until vesting conditions specified by the Group are satisfied. The restricted shares carry no voting rights, but are entitled to receive dividends as and when declared. Restricted shares are awarded for no consideration, and are subject only to continued employment over the three-year vesting period. Dividends declared during the vesting period will be used to purchase additional shares in DEPFA BANK plc, which will vest three years from the date of the award.

In February 2003, the group awarded 452,100 shares to employees and directors at a weighted average grant date fair value of € 18 million. Compensation cost of € 10 million has been recognised in 2003 relating to this award, with the remainder to be recognised over the vesting period.

In January 2004, the group awarded an additional 328,010 shares to employees and directors. The weighted average grant date fair value of these shares amounted to € 38 million and is determined by the market price of the award on the date it was granted. No compensation cost for this award has been recognised in 2003. The compensation cost of € 38 million will be recognised over the vesting period (3 years) subject to future forfeitures or additional awards.

Components of other comprehensive income

The components of other comprehensive income are as follows:

€ m	2003			2002		
	Before taxes	Tax effect	Net	Before taxes	Tax effect	Net
Effects from marking securities to market						
Changes in unrealised gains/losses	19	-5	14	82	-19	63
Realised gain/loss	-45	10	-35	2	-10	-8
Total gain/loss	-26	5	-21	84	-29	55
Gain/Loss from derivatives	-42	17	-25	49	-19	30
Difference from currency translation	–	–	–	-14	–	-14
Effects from spin-off of Aareal Bank AG						
Changes in unrealised gains/losses on securities	–	–	–	124	-50	74
Changes in gains/loss from derivatives	–	–	–	25	-10	15
Additional pension obligation	-5	2	-3	–	–	–
Total	**-73**	**24**	**-49**	**268**	**-108**	**160**

The unrealised gain/(loss) on cash flow hedges is transferred to the profit and loss account when the cash flow from the underlying transaction affects the profit and loss account. During the next 12 months, € -3 million (2002: € 10 million) is expected to be transferred from other comprehensive income to the profit and loss account.

(21) Residual maturity of assets and liabilities

€ m	Residual maturity				
Items as at 31 Dec. 2003	up to 3 months	Between 3 months and 1 year	Between 1 year and 5 years	Over 5 years	Total
Loans and advances to banks	6,863	5,306	2,403	3,895	18,467
Loans and advances to customers	3,507	4,504	20,573	34,201	62,785
Debt securities and other fixed-income securities	2,583	2,388	17,237	61,161	83,369
Liabilities to banks	42,250	14,023	763	602	57,638
Liabilities to customers	5,511	431	746	210	6,898
Debt securities in issue					
Debt securities issued	1,015	7,777	34,058	28,340	71,190
Money market securities in issue	14,603	5,658	22	16	20,299

(22) Assets and liabilities in foreign currency

At the balance sheet date, the total amount of assets denominated in foreign currency amounted to the equivalent of € 44.3 billion, and liabilities denominated in foreign currency amounted to the equivalent of € 46.6 billion. *The difference was almost entirely covered by forward foreign exchange transactions and* currency swaps.

(C) Notes to the Group profit and loss account

Continuing and discontinued operations

The re-organisation of DEPFA Group in 2002 included the transfer of certain assets and operating entities to Aareal Bank AG and the disposal of Aareal Bank AG to the Group's shareholders. The income and expenses arising from these assets and operations up to their disposal date and the loss/impairment on disposal are included in the Group's profit and loss account but separately disclosed as relating to discontinued operations. The tax effects of these results are also disclosed within discontinued operations. The Group entered into an agreement for the sale of all residual property loans to Aareal Bank AG in the future. The income and expenses arising from loans sold in 2002 and 2003 are included in discontinued operations. In accordance with SFAS 144 the income and expenses relating to loans which will be sold in 2004 and afterwards are accounted for as continuing operations.

The comparatives disclose the profit/loss relating to the above as discontinued operations. No other discontinued operations existed in the prior year.

All other profit and loss items relate to continuing operations.

(23) Net interest income

€ m	2003	2002
Interest income from public finance	2,914	3,270
Interest income from other lending business and money market transactions including property finance	389	276
Interest income from fixed-income securities	3,095	2,831
Total Interest Income	**6,398**	**6,377**
Interest expenditure for		
Asset-covered bonds	2,811	3,148
Other debt securities	393	517
Borrowings	52	87
Hybrid capital	63	78
Other banking transactions	2,720	2,249
Total Interest Expense	**6,039**	**6,079**
Total	**359**	**298**

Substantially, all of the net interest earned on the property loans which are included in continuing operations (see above) is transferred to Aareal Bank AG under the Guarantee Agreement.

(24) Net commission income

€ m	2003	2002
Commission income from banking transactions	102	36
Commission expenditure from banking transactions	-11	-5
Other commission income	2	6
Other commission expenditure	-4	-5
Total	89	32

(25) Income from sale of assets

Income from sale of assets reflects income from the sale of non-trading book financial assets.

(26) Trading result

The trading result is attributable to securities trading, and to the valuation of derivative financial instruments and net interest on trading derivatives. This includes changes in the market value of derivative positions that do not meet the strict requirements of hedge accounting. The trading result also includes the ineffective portions of fair value hedges, amounting to € 16 million (2002: € 1 million), and of cash flow hedges, amounting to € 1 million (2002: € 6 million).

€ m	2003	2002
Securities and derivatives trading result	61	-1
Valuation of derivatives/SFAS 133	13	-7
Net interest on trading derivatives	11	-13
Total	85	-21

(27) Other income

€ m	2003	2002
Foreign exchange gains	–	1
Other operating income	3	1
Total	3	2

(28) General administrative expenses

€ m	2003	2002
Personnel expenditure		
Wages and salaries	56	37
Social security costs	9	10
– of which for pension provisions € 6 million (2002: € 8 million)		
Other administrative expenditure	45	44
Total	110	91

(29) Other expenditure

€ m	2003	2002
Buy-backs of covered bonds	39	–
Foreign exchange losses	6	–
Other operating expenses	–	6
Total	45	6

(30) Income taxes

Please refer to Note 17 for tax provisions and deferred taxes in the Notes to the Group balance sheet.

(31) Minority interest income

Minority interest income in continuing operations represents the net income attributable to the minority shareholders of DEPFA Deutsche Pfandbriefbank AG and the interest payable on the Preference Share Capital.

(32) Result from discontinued operations

Summarised financial information for the discontinued operations is as follows:

Result from discontinued operations € m	2003	2002
I. Operating result from discontinued operations:		
Net interest income	9	148
Other income	–	126
Total expenditure	-28	-259
Profit/(loss) before tax	-19	15
Tax	9	-25
Profit/(loss) after tax	-10	-10
II. Profit/(loss) on disposal of discontinued operations including impairment on spin-off of Aareal Bank AG shares:		
Profit	62	53
Loss	-45	-866
Profit/(loss) before tax	17	-813
Tax	-7	21
Profit/(loss) after tax	10	-792
III. Total result from discontinued operations:		
Profit/(loss) before tax	-2	-798
Tax	2	-4
Profit/(loss) after tax	–	-802

€ 1,240 million of property loans were disposed of during the year as part of discontinued operations.

No balance remains as at 31 December 2003 relating to discontinued operations (2002: loans and advances to customers € 1,180 million).

(D) Reporting on financial instruments

US-GAAP essentially defines financial instruments as contracts which result in an obligation to deliver cash, or a right to receive cash, or the obligation or right to exchange financial instruments. This includes cash and balances with central banks, and participating interests in other companies.

To reduce counterparty risk, the Group requires the provision of suitable collateral. Collateral essentially comprises liens on property, bank guarantees (including the guarantee from Aareal Bank AG) for property loans and securities collateral provided under securities repurchase transactions. Credit risks are also collateralised by means of suitable credit derivatives for securitisation and other transactions.

(33) Fair value of financial instruments

The fair value of a financial instrument is the amount at which a financial instrument could be exchanged in a transaction between two independent and competent parties willing to enter into a corresponding transaction at the reported balance sheet date. Fair values are determined as at the reported balance sheet date on the basis of the market information available at that date and using the calculation methods outlined below, which are based on certain assumptions. For financial instruments that are traded in well-functioning markets, the price quoted on the market or exchange is used in determining the fair value. For other financial instruments, fair values are estimated using internal valuation models, particularly the net present value method. In view of varying factors, the values calculated may differ from the values later realised in the market.

The procedures adopted to determine the fair values for different financial instruments are described as follows:

The fair value of cash and balances with central banks, accrued interest, assets and liabilities with a residual time to maturity of less than one year, variable rate financial instruments and irrevocable loan commitments and contingent liabilities equates to their book value or nominal value. Securities and derivatives in the trading portfolio are accounted for at fair value which is determined on a mark-to-market basis. The fair value of exchange-traded securities, derivatives and listed debt instruments is determined on the basis of quoted market prices. The fair values of all other receivables and liabilities are determined by discounting the expected future cash flows, using current interest rates.

Fair values of OTC derivatives, such as interest rate swaps, cross-currency swaps and forwards are determined on the basis of discounted expected future cash flows. For these purposes, the market interest rates are used over the remaining time to maturity of the financial instrument. The fair value of forward foreign exchange transactions is determined on the basis of current forward rates of similar contracts. Options are valued by means of price quotations or accepted option pricing models. Futures are reported at current market prices. Credit derivatives are valued using market spreads and recovery rates for the counterparty.

Assets (€ m)	31 Dec. 2003		31 Dec. 2002	
	Book value	Fair value	Book value	Fair value
Cash and balances with central banks	680	680	645	645
Loans and advances to banks	18,467	18,706	13,462	13,588
Loans and advances to customers	62,765	63,413	59,764	63,025
Securities				
– Debt securities and other fixed-income securities	83,369	83,369	64,566	64,566
– Equities and other non-fixed income securities	57	57	23	23
Accrued interest	5,508	5,508	4,420	4,420

Liabilities (€ m)	31 Dec. 2003		31 Dec. 2002	
	Book value	Fair value	Book value	Fair value
Liabilities to banks and customers	64,536	64,620	40,689	41,394
Debt securities in issue	91,489	91,667	89,625	91,675
Hybrid capital	1,363	1,516	926	976
Accrued interest	5,393	5,393	4,438	4,438

Other items (€ m)	31 Dec. 2003		31 Dec. 2002	
	Book value	Fair value	Book value	Fair value
Derivatives				
– Derivatives with positive market values	3,027	3,027	2,882	2,882
– Derivatives with negative market values	9,297	9,297	7,837	7,837

(34) Risk concentration in the lending business

Default risk concentrations (credit risk concentrations) may arise from business relationships with groups of borrowers having similar characteristics and whose ability to redeem debt equally depends on the change in some overall economic conditions. Credit risks within the Group are managed by establishing limits for each borrower, requesting appropriate collateral and applying a standard lending policy.

The Group's lending business focuses on public sector financing. The Group has discontinued its property business and as a result, no new property loans were made in 2003. The loan portfolio does not show any particular dependence on individual sectors. In addition, there are no material large exposures at 31 December 2003 resulting in a concentration of assets or liabilities. In addition to the property collateral, the loans in the property financing portfolio are either secured by credit default swaps (synthetic securitisations) or by bank guarantees (including the Aareal Bank AG guarantee).

The structure of the Group's total loan and money market portfolio at 31 December 2003 was as follows:

€ m	Accounts receivable	Repo transactions	Guarantees	Total
Banks	11,076	235	43	11,354
Companies and private individuals	5,491	5	–	5,496
Public authorities	64,445	–	–	64,445
Total	**81,012**	**240**	**43**	**81,295**

The structure of the Group's total loan and money market portfolio at 31 December 2002 was as follows:

€ m	Accounts receivable	Repo transactions	Guarantees	Total
Banks	7,045	253	62	7,360
Companies and private individuals	6,757	–	–	6,757
Public authorities	59,172	–	–	59,172
Total	**72,974**	**253**	**62**	**73,289**

(35) Derivative financial instruments

Derivatives are contracts or agreements whose values are determined on the basis of changes in an underlying, such as interest rates, foreign exchange rates, securities prices, financial and commodity indices or other variables. The timing of cash receipts and payments for derivatives is generally determined by contractual agreement. Derivatives are either standardised contracts traded on exchanges or over-the-counter (OTC) contracts agreed individually by the parties to the contract. Futures and certain options are examples of standard exchange-traded derivatives. Forwards, swaps, and other option contracts are examples of OTC derivatives. OTC derivatives are not freely tradable. In the normal course of business, however, they may be terminated or assigned to another counterparty if the current party to the contract agrees.

Derivatives may be used for trading purposes or for risk management purposes. The Group uses derivative financial instruments primarily as a means of hedging the risk associated with asset/liability management in the context of interest-bearing transactions. Interest rate derivatives are primarily entered into for the purposes of fair value and cash flow hedges, for hedging available for sale securities, loans extended, promissory note loans and debt securities in issue. Derivatives are also entered into, to a lesser extent, for the purpose of hedging foreign currency risks. Foreign exchange risks are primarily hedged by means of suitable fair value hedges for available for sale securities, loans extended and debt securities in issue. However, some derivatives used for risk management purposes do not qualify for hedge accounting and are therefore classified as part of the 'trading portfolio' in the Group accounts.

Derivatives used by the Group include:
- Interest rate and currency swaps
- Interest rate futures, FRAs and interest rate options
- Forward foreign exchange contracts
- Credit default swaps

Interest rate swaps involve the exchange of fixed and variable rate interest payments between two parties at specified times based on a common nominal amount and maturity date. The nominal amounts are not exchanged. Nominals are used solely to calculate the interest payments.

Cross-currency swaps have nominal amounts in two different currencies. The interest is paid in these two currencies. An exchange of the nominal amount often takes place at the beginning and at the end of the contract. The risks from cross-currency swaps include the credit risk of OTC derivatives.

Interest rate options are contracts that allow the purchaser to receive consideration, enter into contracts on financial instruments or to buy and sell an underlying, at a specified price at a specified point of time. The option writer is obligated to pay cash, buy, sell or enter into a financial instrument, if the purchaser chooses to exercise the option. Option contracts purchased or written by the Group include caps and floors, which are interest rate hedging instruments, as the agreed payment covers the difference in interest between the agreed interest rate and the market rate. Exposure to current and future movements in interest rates and the ability of the counterparties to meet the terms of the contracts represent the primary risks associated with interest rate options.

Futures are standardised exchange-traded contracts to receive or sell a specific financial instrument at a specific future date and price. FRAs (forward rate agreements) provide for the payment or receipt of the difference between a specified interest rate and reference rate at a future trade date. Interest rate risks reflect the material risks associated with such contracts. Where these are OTC transactions, counterparty default risk also exists.

Forward foreign exchange contracts involve an agreement to exchange two currencies at a specific price and date agreed in advance. Exposure to changes in foreign currency exchange rates and the counterparty default risk are the primary risks associated with forward foreign exchange contracts.

Credit default swaps are contracts which transfer credit risk on an underlying reference asset or group of assets from one party to another in exchange for a fee. The material risk from credit default swaps is exposure to changes in the credit risk of the underlying reference asset and the ability of the counterparties to meet the terms of the contracts.

The following table presents nominal amounts and on-balance sheet credit exposure of standardised derivatives and OTC derivatives as at each year-end. The total replacement cost of the derivatives represents its on-balance sheet credit exposure. Replacement cost is calculated in line with market norms. The total replacement cost for all OTC derivatives reflects the worst-case scenario for the credit risk: that is, the assumption that all counterparties will default on their obligations simultaneously. Exchange traded derivatives are not included in replacement cost, as in the event of the counterparty default the exchange will assume the counterparty's obligation.

€ m	Nominal amounts		On-balance sheet credit exposure	
	31 Dec. 2003	31 Dec. 2002	31 Dec. 2003	31 Dec. 2002
Interest rate and currency swaps				
Trading	18,580	22,529	267	256
Non-trading	147,706	124,634	2,475	2,310
Total	**166,286**	**147,163**	**2,742**	**2,566**
Interest rate futures and forward rate agreements				
Trading	1,267	2,403	–	–
Non-trading	–	–	–	–
Total	**1,267**	**2,403**	**–**	**–**
Interest rate options purchased				
Trading	1,142	1,574	2	20
Non-trading	103	26	1	1
Total	**1,245**	**1,600**	**3**	**21**
Interest rate options written				
Trading	4,043	788	57	1
Non-trading	2,089	2,326	–	-
Total	**6,132**	**3,114**	**57**	**1**
Other interest rate contracts				
Trading	235	558	–	6
Non-trading	6,339	6,853	176	196
Total	**6,574**	**7,411**	**176**	**202**
Forward foreign exchange contracts				
Trading	5,604	5,912	13	81
Non-trading	352	–	8	–
Total	**5,956**	**5,912**	**21**	**81**
Credit derivatives				
Trading	3,581	4,309	21	11
Non-trading	2,039	–	7	–
Total	**5,620**	**4,309**	**28**	**11**
Total	**193,080**	**171,912**	**3,027**	**2,882**

The following table discloses the maturity period of the derivatives at the end of the year by product group:

€ m 31 December 2003	Nominal amount Time to maturity < = 1 year	 1–5 years	 > 5 years	Total
Interest rate and currency swaps	28,492	53,036	84,758	166,286
Interest rate futures and forward rate agreements	1,267	–	–	1,267
Interest rate options purchased	965	160	120	1,245
Interest rate options written	4,929	643	560	6,132
Other interest rate contracts	787	1,905	3,882	6,574
Forward foreign exchange contracts	5,956	–	–	5,956
Credit derivatives	232	2,972	2,416	5,620
Total	42,628	58,716	91,736	193,080

€ m 31 December 2002	Nominal amount Time to maturity < = 1 year	 1–5 years	 > 5 years	Total
Interest rate and currency swaps	38,647	45,480	63,036	147,163
Interest rate futures and forward rate agreements	2,403	–	–	2,403
Interest rate options purchased	1,362	200	38	1,600
Interest rate options written	690	1,872	552	3,114
Other interest rate contracts	1,424	2,725	3,262	7,411
Forward foreign exchange contracts	5,912	–	–	5,912
Credit derivatives	306	1,011	2,992	4,309
Total	50,744	51,288	69,880	171,912

The nominal amounts of derivatives give an indication of the volume of instruments primarily used by the Group. However, nominal values are not indicative of the credit or market risk associated with the derivative. The cash flows of derivatives are based on the contracted nominal amounts and other contractual terms. Normally, nominal amounts are not exchanged between the contracting parties and are not recorded in the balance sheet. Nominal volumes generally exceed the future cash flow from such instruments.

The following table sets out the fair value for each type of instrument in the trading portfolio as at the end of the year:

€ m 31 December	2003 Fair value		2002 Fair value	
	Assets	Liabilities	Assets	Liabilities
Interest rate and currency swaps	267	330	256	435
Interest rate futures and forward rate agreements	–	3	–	9
Interest rate options purchased	2	58	20	2
Interest rate options written	57	3	1	39
Other interest rate contracts	–	–	6	12
Forward foreign exchange contracts	13	257	81	113
Credit derivatives	21	4	11	4
Total	360	655	375	614

(36) Credit risk concentrations in the derivatives business

In the derivatives business, credit risks are monitored by establishing limits for each counterparty, requesting appropriate collateral and applying a standard lending policy. In order to standardise the setting of limits, an internal credit rating framework has been established which sets maximum limits. Counterparty risks are grouped in accordance with the Group's internal rating system. To reduce credit risk, the Bank has entered into various Master Netting Agreements ensuring the right to set off 'claims on' against 'liabilities to' a counterparty in the event of payment defaults or bankruptcy. Standard master agreements such as the German Master Agreement on Financial Derivatives Transactions (DRV) or the ISDA Master Agreement generally allow for close-out netting of transactions bundled in a master agreement. Master agreements also include the provision of collateral. Collateral is provided in the form of cash or bonds.

The current replacement costs disclosed in note 35 above are the sum of all positive market values, and are an appropriate indicator of the counterparty risk arising on OTC derivatives.

The table below presents counterparty risk as at the end of the year by the type of counterparty:

€ m Type of counterparty	31 Dec. 2003 Counterparty risk	31 Dec. 2002 Counterparty risk
OECD banks	2,739	2,841
OECD financial institutions	288	41
Total	**3,027**	**2,882**

(37) *Contingent liabilities and irrevocable loan commitments*

€ m	31 Dec. 2003	31 Dec. 2002
Contingent liabilities		
on guarantees and indemnity agreements	43	62
Other commitments		
Irrevocable loan commitments	6,930	4,430
Total	**6,973**	**4,492**

Contingent liabilities from guarantees and indemnities primarily comprise loan guarantees.

Irrevocable loan commitments arise in the normal course of lending business. These represent undrawn group commitments to provide loan capital to potential borrowers. These commitments are not normally fully drawn down. They comprise the following:

€ m	31 Dec. 2003	31 Dec. 2002
Loan commitments		
Public sector loans	6,110	2,366
Mortgage loans	-	64
Other loans	820	2,000
Total	**6,930**	**4,430**

(E) Segment reporting

The Group's profit and loss from continuing operations relates solely to the public finance segment. This is consistent with the internal management and reporting structures of the Group.

(38) Segmentation by geographic region

Total income is analysed by geographic region. For this purpose, a distinction is made between "Ireland", "Germany", and "Other", based on the registered office or location of the respective Group company or branch office.

The calculation of results is based on the assumption that the Group companies in the three regions are legally independent units responsible for their respective operations.

€ m	Ireland		Germany		Other		*Consolidation/ reconciliation*		Group	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income	146	60	134	158	79	74	–	6	359	298
Net commission income	41	4	4	11	46	35	-2	-18	89	32
Net result from sale of assets	26	24	58	50	24	22	-4	3	104	99
Net trading result	73	-24	-23	-25	39	28	-4	–	85	-21
Total Income	**286**	**64**	**173**	**194**	**188**	**159**	**-10**	**-9**	**637**	**408**
Administrative expenditure	-67	-33	-36	-40	-35	-28	28	10	-110	-91
Depreciation	-1	-1	-3	-3	-1	-2	–	–	-5	-6
Other income/expenditure	13	–	-32	-1	1	1	-24	-4	-42	-4
Total Expenditure	**-55**	**-34**	**-71**	**-44**	**-35**	**-29**	**4**	**6**	**-157**	**-101**
Operating Results before provisions for loan losses	**231**	**30**	**102**	**150**	**153**	**130**	**-6**	**-3**	**480**	**307**
Provision for loan losses	–	–	–	–	–	–	–	–	–	–
Income from continuing operations before income taxes	**231**	**30**	**102**	**150**	**153**	**130**	**-6**	**-3**	**480**	**307**
Income tax	-26	-3	-48	-32	-23	-22	1	-2	-96	-59
Income after tax from continuing operations	**205**	**27**	**54**	**118**	**130**	**108**	**-5**	**-5**	**384**	**248**
Minority interest	–	–	-1	-1	-13	-11	–	–	-14	-12
Group net income continuing operations	**205**	**27**	**53**	**117**	**117**	**97**	**-5**	**-5**	**370**	**236**

(F) Additional disclosure

(39) Total financing volume

The financing volume listed in the table below includes public sector loans, securities of public sector issuers, mortgage loans and other loans. The financing volume at the end of 2003 amounted to € 145 billion (2002: € 122.2 billion) and comprises the following:

€ m	31 Dec. 2003	31 Dec. 2002
Public finance	138,935	113,130
Property finance	4,025	5,769
Other loans	2,366	3,327
Total	145,326	122,226

Public sector financing comprises the following regions:

€ m	31 Dec. 2003	31 Dec. 2002
Germany	52,738	41,122
Italy	19,912	17,703
France	16,651	9,653
Spain	11,962	10,600
Japan	7,933	8,243
Austria	5,870	5,463
Canada	2,853	3,053
Great Britain	2,847	1,903
USA	2,760	816
Sweden	2,510	2,183
Greece	2,320	2,021
Portugal	1,890	644
Finland	1,859	1,907
Supranational	1,595	169
Switzerland	1,512	1,091
Belgium	1,338	2,084
Denmark	921	1,128
Netherlands	541	903
Iceland	315	159
Russia	47	443
Brazil	-	509
Other	561	1,333
Total	138,935	113,130

Property financing comprises the following regions:

€ m	31 Dec. 2003	31 Dec. 2002
Germany	4,003	5,729
Other	22	40
Total	**4,025**	**5,769**

(40) Operating leases

At 31 December 2003, the aggregate minimum lease payments under operating leases were as follows:

€ m	Operating lease
2004	4
2005	4
2006	4
Thereafter	–
Total	**12**

The Group has no capital leases at 31 December 2003.

(41) Contingencies

DEPFA BANK plc, as the parent company of the Group, has issued letters of comfort. These letters of comfort set out that the parent will ensure that DEPFA ACS BANK, Dublin; DEPFA Deutsche Pfandbriefbank AG, Frankfurt; DEPFA Bank Europe plc, Dublin; DEPFA Investment Bank Ltd, Nicosia; and DEPFA Funding II LP, London are able to fulfil their contractual obligations.

DEPFA Deutsche Pfandbriefbank AG, Frankfurt, will ensure that DEPFA Funding LLC, Delaware is able to fulfil its contractual obligations.

DEPFA Deutsche Pfandbriefbank AG, Frankfurt, has furnished an absolute and irrevocable guarantee for the proper payment of capital and interest amounts for debt securities issued by DEPFA Finance N.V., Amsterdam.

(42) Related party relationships

Transactions with non-consolidated affiliates and with companies in which a participating interest is held amount to:

€ m	Affiliated companies		Companies in which a participating interest is held	
	31 Dec. 2003	31. Dec. 2002	31 Dec. 2003	31. Dec. 2002
Equities and other non fixed income securities	–	–	40	20

The above investment is in funds managed by Arsago ACM GmbH, in which the Bank has a 5% shareholding.

Loans to officers of DEPFA BANK plc

At the end of financial year 2003, loans to members of the Board stood at nil.
(2002: € 43,211 – 1 loan).

Report on Directors' remuneration and interests

Remuneration policy

The objective of the group remuneration policy for executive directors is to attract, retain and motivate the executives concerned through remuneration packages which are both competitive and an incentive to the development of the Company, and in the best interests of shareholders. Base salaries for executive directors reflect job responsibilities and reflect levels prevailing in the market for comparable companies. Executive directors participate in annual bonus schemes under which awards are made based on the profit performance of the Company. The remuneration packages of executive directors are reviewed on an annual basis.

Compensation Committee

The Compensation Committee listed on page 114, consists of independent non-executive directors with no financial interests in the matters decided by the Committee. The Compensation Committee determines the remuneration packages of the executive directors.

Directors' remuneration

€	2003	2002
Emoluments for services as a director including fees	767,534	960,973
Salaries and other emoluments	19,442,296	8,260,798
Pensions to former directors	–	-
Compensation for loss of office	–	684,000
Total	20,209,830	9,905,771

Directors' emoluments shown above comprise all fees, salaries, pension provisions, shares vested on 16th February 2004 and other benefits and emoluments.

On 16th February 2003 the Group awarded 306,939 shares to the directors of the Bank under the Incentive Compensation Programme. These shares vest over a three year period. 102,313 shares vested on 16th February 2004.

Service contracts

There are no service contracts with notice periods exceeding 12 months or with provisions for pre-determined compensation on termination.

Directors interests

The beneficial interests of directors of the company and their spouses and minor children in the ordinary share capital of the company, as at 31 December 2003, was as follows:

	Shares
Gerhard Bruckermann	435,824
Thomas M. Kolbeck	44,914
Fulvio Dobrich	222,000
Reinhard Grzesik	2,120
Jürgen Karcher	4,267
Richard Brantner	6,280
Frances Ruane	50

As at 26 February 2004, the beneficial interests of directors of the company, their spouses and minor children in the ordinary share capital of the company was:

	Shares
Gerhard Bruckermann	472,054
Thomas M. Kolbeck	73,899
Fulvio Dobrich	222,000
Reinhard Grzesik	9,366
Jürgen Karcher	10,933
Richard Brantner	6,280
Dermot Cahillane	450
Frances Ruane	50

(43) Average numbers of employees during the financial year

	Total
Full-time employees	319
Part-time employees	18
Permanent staff	**337**
Temporary staff	22
Vocational trainees	–

(44) Comparative figures

In order to conform with the current year's presentation, certain reclassifications have been made to the comparative figures.

(G) Board of Directors and other information

Board of Directors

Mr. G. Bruckermann (Chairman)[1]
Dr. R. Brantner (Deputy Chairman)
Mr. T. M. Kolbeck (Deputy Chairman)[1]
Mr. D. M. Cahillane[1]
Mr. F. Dobrich[1]
Mr. R. Grzesik[1]
Dr. A. Hemmelrath
Mr. J. Karcher[1]
Mr. M. O'Connell
Mr. J. Poos
Mr. H. Reich
Prof. Dr. F. Ruane
Prof. Dr. Dr. h.c. mult. H. Tietmeyer

Board Committees
Audit Committee

Mr. M. O'Connell (Chairman)
Dr. R. Brantner
Prof. Dr. F. Ruane

Compensation Committee

Prof. Dr. A. Hemmelrath (Chairman)
Dr. R. Brantner
Mr. H. Reich

Secretary & Registered Office

Mr. N. Kavanagh
3, Harbourmaster Place
Dublin 1
Ireland

Auditors

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Georges Quay
Dublin 2
Ireland

Solicitors

McCann FitzGerald
2, Harbourmaster Place
Dublin 1
Ireland

[1] (Members of the Executive Committee)

(H) Schedule of Shareholdings

of DEPFA BANK plc as at 31 December 2003

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in million €	Results in million €
1	DEPFA BANK plc	Dublin		–	2,363	239
	Consolidated subsidiaries					
2	DEPFA Bank Europe plc	Dublin	100.0	1	250	289[1]
3	DEPFA Deutsche Pfandbriefbank AG	Frankfurt	98.2	1	1,293	67
4	DEPFA Investment Bank Ltd.	Nicosia	100.0	1, 15, 17	402	95
5	DEPFA ACS BANK	Dublin	100.0	1	263	15
6	DEPFA Capital Japan K.K.	Tokyo	100.0	1	8	1
7	DEPFA UK Ltd	London	100.0	1	–	–
8	DEPFA Finance N.V.	Amsterdam	100.0	3	6	3
9	DEPFA BANK plc Deferred Stock Trust	Jersey	–	1	1	1
10	DEPFA Asset Management Romania S.A.	Bucharest	87.8	4	–	–
11	DEPFA Real Estate Romania SRL	Bucharest	100.0	13	–	–
12	DEPFA Asset Management Ireland Ltd.	Dublin	100.0	4	–	–
13	DIBL Asset Management Ltd.	Nicosia	100.0	4	–	–
14	DEPFA Investment Funds plc	Dublin	100.0	12, 13	–	–
15	DEPFA Holdings B.V.	Amsterdam	100.0	1	261	–
16	DEPFA International Holdings GmbH	Frankfurt	100.0	15	1	158[1]
17	Catalina Management Ltd.	Nicosia	100.0	15	20	–
18	DEPFA Erste GmbH	Frankfurt	100.0	3	–	–
19	DEPFA Zweite GmbH	Frankfurt	100.0	3	–	1
20	DBE Property Holdings Ltd.	Dublin	100.0	1	–	–
21	DEPFA Hold One Ltd.	Dublin	100.0	1	–	–
22	DEPFA Hold Two Ltd.	Dublin	100.0	1	–	–
23	DEPFA Hold Three Ltd.	Dublin	100.0	1	–	–
24	DEPFA Hold Four Ltd.	Dublin	100.0	1	–	–

[1] result substantially arises from disposals of Group companies to other Group companies.

Corporate Governance

DEPFA BANK plc is committed to the highest standards of corporate governance.

The Board of Directors is accountable to the Company's shareholders for corporate governance, and this Statement of Corporate Governance describes how the provisions and principles are applied in the Company.

The Board of Directors

The Company is led and controlled by an effective Board. The Board has reserved to itself for decision, a formal schedule of strategic matters relating to the Company and its future direction.

The majority of the Board are non-executive Directors. All the Directors bring independent judgement to bear on issues of strategy, key appointments, performance, resources and standards. The non-executive Directors are independent of management and are considered free from any business or other relationship that could influence their independent judgement.

The Board meets in accordance with a regular schedule of meetings, and also meets on occasions as considered necessary.

The Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures are followed and that the Board complies with applicable rules and regulations.

Board Committees

The Board has established two committees that operate within specific terms of reference. These committees are the Audit Committee and the Compensation Committee, both of which are committees of the Board. These committees are comprised of non-executive Directors all of whom are considered to be independent. The composition and the terms of reference of each committee are reviewed annually.

Audit Committee

The Audit Committee provides a link between the Board and internal and external auditors, is independent of the Company's management and is responsible for:

- Approving the appointment of the external auditors;
- Reviewing the scope of the audit by the external auditors;
- The cost-effectiveness and the independence of the external auditors;
- Discussion of the Group's Interim and Annual Financial Statements;
- Assessing the effectiveness of the Group's internal control processes, and
- Reviewing the Group's accounting policies

The external auditors are regularly invited to attend the Audit Committee meetings, together with the Chief Executive Officer and Chief Financial Officer.
The Committee also meets once a year with the external auditors in confidential session, without management present.

The external auditors and internal audit have unrestricted access to the Chairman of the Audit Committee.

Compensation Committee

The Compensation Committee decides on the Executive Directors' and Company Secretary's remuneration. The Committee also takes responsibility, together with the Chief Executive Officer, for general remuneration schemes and in particular for incentive schemes.

Executive Committees

The Chief Executive Officer has powers delegated to him by the Board to establish Executive Committees, and is responsible for drawing up the schedule of responsibilities of these committees.

The following committees have been established:

- Executive Committee
- Assets & Liabilities Committee
- Asset Management Committee
- Credit Committee
- Strategic Planning Committee

Internal Controls

The Directors have overall responsibility for the Company's system of internal control and for reviewing its effectiveness. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material mis-statement or loss.

The Company's overall control systems include:

- A clearly-defined structure with defined authority limits and reporting mechanisms to higher levels of management and to the Board;
- Appropriate terms of reference for Board Committees and Sub-Committees with responsibility for core areas;
- Comprehensive policies and procedures relating to financial controls, asset and liability management, market risk, operational risk and credit risk management;
- An annual budget and monthly reporting system which enables active monitoring of progress against objectives and early rectification where required;
- Compliance, controlled centrally by the Compliance Officer;
- An internal audit function.

Addresses

DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600 , Fax +353 1 829-0213
www.depfa.com

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7259-3750, Fax +44 20 7245-6822

Madrid Representative Office
Bárbara de Braganza 2.2° B
28004 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

Paris Branch
Succursale de Paris
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

New York Agency
570 Lexington Ave., 39th floor
New York, N.Y. 10022, United States
Phone +1 212 682 64 74, Fax +1 212 867 78 10

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

DEPFA Investment Bank Ltd.
International Banking Unit
178 Athalassa Avenue, 2nd floor
PO Box 20909
1665 Nicosia, Cyprus
Phone +357 22 879-300, Fax +357 22 318-978

Representative Office Hong Kong
1005 Asia Pacific Finance Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213

DEPFA UK Limited
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7495-0580

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2 chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620 , Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 551
1017 BW Amsterdam, Netherlands
Phone +31 20 626-4068, Fax +31 20 626-4068



DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600
Fax +353 1 829-0213
www.depfa.com

DEPFA BANK

In accordance with US-GAAP

interim group report as at 31 March 2004

DEPFA BANK plc


DEPFA BANK
PERFORMANCE IN FINANCE

Shareholders

Market capitalisation: € 4.5 bn
Number of shares: 353,019,720 as of 03.05.2004
100% free float


Germany
20.8%
Other Europe
18.9%
Employees
5.2%
Rest of World
0.6%
UK
30.6%
US/Canada
23.9%

© DEPFA BANK

Net income and RoE after tax


€ m
300
250
200
150
100
50
0
%
30
25
20
15
10
5
0
14.8
22.3
29.4
34.3
137
236
370
125*
2001
2002
2003
03/2004

© DEPFA BANK

* € 101 m relate to continuing operations, and € 24 m to discontinued operations.

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA-, B	P-1, Aa3, B	A-1+, AA-
DEPFA Deutsche Pfandbriefbank AG	F1+, AA-, B	P-1, Aa3, B	A-1, A+
DEPFA ACS BANK	F1+, AA-	P-1, Aa3, C	A-1+, AA-

Group figures (including discontinued operations)

	01.01.-31.03.2004 € m	01.01.-31.03.2003 € m	Change € m	Change %
Earnings				
Net interest income	107	80	27	33.8
Net interest income incl. interest in trading derivatives	107	80	27	33.8
Net commission income	21	20	1	5.0
Income from sale of assets	97	18	79	
Trading result	-32	26	-58	
of which from securities	-42	16	-58	
of which from derivatives valuation	10	10	–	
of which from interest	–	–	–	
Total earnings	**193**	**144**	**49**	**34.0**
Personnel expenditure	-22	-14	8	57.1
Other administrative expenditure	-11	-12	-1	-8.3
Depreciation on fixed assets	-1	-1	–	–
Administrative expenditure	**-34**	**-27**	**7**	**25.9**
Other income and expenditure	–	-2	2	100.0
Provision for loan losses	–	–	–	–
Income before taxes	**159**	**115**	**44**	**38.3**
Income and deferred tax	-34	-29	5	17.2
Income after income taxes	**125**	**86**	**39**	**45.3**
Minority interest income	–	-3	3	-100
Group net income	**125**	**83**	**42**	**50.6**
Key ratios				
Cost/income ratio	17.6%	18.8%		
Earnings per share (continuing operations)	2.95	2.04	0.91	44.6
Earnings per share (discontinued operations)	0.70	0.34	0.36	105.9
Total earnings per share according US-GAAP	3.65	2.38	1.27	53.4
Earnings per share (based on number *of shares issued)*	3.54	2.35	1.19	50.6
RoE after tax	34.3%	28.7%		
Portfolio	31.03.2004	31.12.2003		
Public sector finance	139,046	138,935	111	0.1
Outstanding securities including loans taken up	73,675	74,970	-1,295	-1.7
Equity	1,535	1,378	157	11.4
Total assets	178,609	173,965	4,644	2.7

Following the announcement on 1 March 2004 of the decision of the Board of DEPFA BANK plc to sell Deutsche Pfandbriefbank, the activities of Deutsche Pfandbriefbank are classified as discontinued operations.

Contents

Letter to Shareholders

Dear Shareholders,

DEPFA BANK got off to a very strong start in 2004 and is on course to fulfil its financial performance targets for the year. Net profit for the first quarter 2004 increased by 51% year-on-year to € 125 million, a new record quarterly result. This corresponds to a return on equity of 34%, thereby sustaining the very high level of profitability recorded in 2003. The Bank is reaffirming its guidance for net profit for the year of more than € 400 million, a level which would still be achieved even after stripping out the profit contribution of the German subsidiary Deutsche Pfandbriefbank, which is to be sold during the course of 2004.

Net profit was boosted exclusively by higher operating revenues, which increased by 34% year-on-year to € 193 million. Total interest income including interest in the trading result rose by 34% to € 107 million. This result is all the more impressive as it was negatively impacted by a first-time accounting change under US GAAP. Thus in accordance with FIN 46R (consolidation of variable interest entities) interest expenses of € 8 million for hybrid capital financing structures were reallocated from the minority interest line to interest income. Interest revenue has been driven by continued margin growth. This development taken together with a significant falling off of maturing assets in the past 18 months has significantly raised the locked-in margin level of the portfolio. The quality of borrowers remains very good, even in the US where margins are high due to the saturation of debt in the market. Altogether, the Bank is looking to originate ca. € 50 billion this year in new business which will continue to sustain profitability. While total public finance volumes remained virtually unchanged at € 139 billion over the end of 2003, new business in the first quarter amounted to € 12 billion.

Net commission income was flat at € 21 million (2003: € 20 million) and is in line with the quarterly performance during 2003. Income from sale of assets more than quadrupled year-on-year to € 97 million and almost matched the result for the whole of 2003. Income from sale of assets has become an increasingly important source of revenue and reflects a sound long-term approach to building value in the bond portfolio coupled with a willingness to realise gains opportunistically. The especially strong increase in result from sale of assets is closely connected, however, with the negative trading result of € 32 million. For a part of its banking book assets DEPFA executed a hedging strategy, which resulted in high profits from sale of assets with the corresponding, but smaller losses from derivatives appearing in trading. The real trading result was slightly negative.

Administrative expenditure rose by 26% year-on-year to € 34 million (+ € 7 million). € 4 million of the € 7 million increase can be attributed to costs relating to the second share compensation scheme for 2003 which kicked in for the first time. The remainder of the costs relates to recruitment of staff hires in selected areas. The cost income ratio stood at 17.6%.

The impact of the Other Comprehensive Income result on the equity base was positive and amounted to € 36 million. Shareholders' equity totalled € 1,535 million at the end of the first quarter 2004.

DEPFA's continuing success owes to an acute sense of awareness that it must keep on taking the initiative to maintain and build on its market leadership position. The sale of Deutsche Pfandbriefbank is just such an example of how the Bank is prepared to take radical action to achieve its ambitions sooner rather than later. The transaction will in one fell swoop shrink the balance sheet by ca. 40% and give the bank the necessary breathing space to pursue its rapid growth.

The sale of Deutsche Pfandbriefbank does not mark a retreat from the German market given that DEPFA will be maintaining a strong presence in Germany to continue and strengthen its coverage of the public sector clients and institutional investors.

The success of the Irish Asset Covered Securities and their acceptance in the markets is the principal reason for the decision to sell Deutsche Pfandbriefbank. Given the value of the Pfandbriefbank to a third party it makes more commercial sense to monetise this asset. Thus the capital gain will reinforce the Bank's equity base and help fund the Bank's expansion.

DEPFA is targeting the US as one of its major growth markets with more attractive margin levels, as well as the sheer breadth of business opportunities, made possible in part by strong legal safeguards to protect investors. This encompasses liquidity standby and credit enhancement facilities to municipalities where DEPFA can use its credit rating to secure new business as well as traditional budget financing business in the form of general obligation purchases. DEPFA expects to accumulate a total of € 20 billion in US business by the end of the year. The Bank sees significant potential in the municipal bond insurance business and expects to gain the green light for this business in the second half of 2004.

Sources of future growth are by no means confined to the US. DEPFA is continuing to build up its range of investment banking businesses. A privatisation and advisory unit has recently been established to provide the existing customer base with a further range of options to alleviate pressure on public finances.

On 3 May DEPFA BANK successfully carried out a 10 for 1 share split.

Interim Report as at 31 March 2004
Group figures according to US-GAAP

Group balance sheet as at 31 March 2004
of DEPFA BANK plc

Assets (€ m)	31.03.2004	31.12.2003
Cash and balances with central banks	936	680
Loans and advances to banks	22,307	18,467
Loans and advances to customers	62,588	62,785
Debt securities and other fixed income securities	83,509	83,369
Equities and other non fixed income securities	69	57
Equity participations	1	5
Intangible assets	5	5
Property and equipment	15	16
Other assets	3,940	3,069
Accrued interest and prepaid expenses	5,239	5,512
Total assets	**178,609**	**173,965**
of which from continuing operations	100,423	96,740
of which from discontinued operations	78,186	77,225

Shareholders' equity and liabilities (€ m)	31.03.2004	31.12.2003
Liabilities to banks	54,038	57,638
Liabilities to customers	5,283	6,898
Debt securities in issue	100,268	91,489
Other liabilities	10,628	9,489
Accrued interest and deferred income	5,005	5,399
Provisions	345	268
Hybrid capital	1,483	1,383
Minority interest	24	23
Total liabilities	**177,074**	**172,587**
of which from continuing operations	100,327	96,308
of which from discontinued operations	76,747	76,279
Equity		
Subscribed capital	103	103
Capital *reserve*	350	354
Retained earnings	963	838
Other comprehensive income	119	83
Total equity	**1,535**	**1,378**
Total shareholders' equity and liabilities	**178,609**	**173,965**
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	37	43
Irrevocable loan commitments	8,536	6,930

Group profit and loss account for the period 1 January to 31 March 2004 of DEPFA BANK plc

€ m	31.03.2004	31.03.2003
Interest receivable and similar income from		
lending and money market business	280	211
fixed income securities	616	466
Interest payable and similar expenses	-830	-640
Net interest income	**66**	**37**
Commission income	25	29
Commission expenditure	-3	-9
Income from sale of assets	**86**	**18**
Trading result	**-31**	**26**
Operating income	**143**	**101**
General administrative expenses	-26	-17
Depreciation and amortisation of intangible assets and property and equipment	–	–
Other income and expenditure	2	-5
Operating results before provision for loan losses	**119**	**79**
Provision for loan losses	–	–
Income before taxes	**119**	**79**
Income and deferred taxes	-18	-8
Income after taxes	**101**	**71**
Minority interest	**–**	**–**
Group net income from continuing operations	**101**	**71**
Results from discontinued operations	**24**	**12**
Group net income	**125**	**83**
Weighted average number of ordinary shares	34,205,748	34,873,841
Earnings per share from continuing operations (€)	**2.95**	**2.04**
Earnings per share for discontinued operations (€)	**0.70**	**0.34**
Total earnings per share (€)	**3.65**	**2.38**
Diluted earnings per share (€)	**3.65**	**2.38**

Group statement of changes in shareholders' equity of DEPFA BANK plc

€ m	Subscribed capital	Capital-reserve	Retained earnings	Other comprehensive income				Total 2004	Total 2003
				Unrealised gains/losses from market-to-market of securities	Unrealised result from cash flow hedges	Additional pension obligation	Accumulated effects of currency translation		
Balance at 1 January	103	354	838	85	1	-3	–	1,378	1,136
Group net income			125					125	83
Other comprehensive income				37		-1		36	-28
Comprehensive income	–	–	125	37	–	-1	–	161	55
Dividends								–	–
Purchase of shares for compensation scheme		-10						-10	-14
Share compensation scheme		6						6	1
Balance at 31 March	103	350	963	122	1	-4	–	1,535	1,178

Consolidated statement of cash flows of DEPFA BANK plc

Consolidated Statement of Cash-flows (€ m)	2004	2003
Cash & cash equivalents as of 1 January	680	645
Cash-flow from operating activities	-171	119
Cash-flow from investing activities	-2,355	-4,976
Cash-flow from financing activities	2,782	4,620
Cash & cash equivalents as of 31 March	936	408

Quarterly performance of DEPFA BANK

	2003 €m(*)				2004 €m	Change Q4 2003 to Q1 2004	
	Q1	Q2	Q3	Q4	Q1	€m	%
Net interest income	37	57	59	52	66	14	27
Net interest income incl. interest in trading derivatives	37	54	58	64	66	2	3
Net commission income	20	16	31	27	22	-5	-19
Income from sale of assets	18	18	7	4	86	82	
Trading result	26	25	7	50	-31	-81	
of which from securities	16	16	11	19	-42	-61	
of which from derivatives valuation	10	12	-3	19	11	-8	
of which from interest	–	-3	-1	12	–	-12	
Total revenues	**101**	**116**	**104**	**133**	**143**	**10**	**8**
Personnel expenditure	-9	-14	-13	-12	-17	-5	42
Other administrative expenditure	-8	-6	-5	-22	-9	13	-59
Depreciation on fixed assets	–	-1	-1	–	–	–	
Administrative expenditure	**-17**	**-21**	**-19**	**-34**	**-26**	**8**	**-24**
Other income and expenditure	-5	-3	5	4	2	-2	-50
Provision for loan losses	–	–	–	–	–	–	
Income before taxes	**79**	**92**	**90**	**103**	**119**	**16**	**16**
Income and deferred tax	-8	-11	-11	-18	-18	–	–
Income after income taxes	**71**	**81**	**79**	**85**	**101**	**16**	**16**
Profit attributable to minority interests	–	–	–	-4	–	4	-100
Group net income from continuing operations	**71**	**81**	**79**	**81**	**101**	**20**	**25**
Result from discontinued operations	12	12	14	20	24	4	20
Group net income	**83**	**93**	**93**	**101**	**125**	**24**	**24**

(*) The profit and loss account figures for 2003 are based on the DEPFA Group interim/annual reports, as reclassified for discontinued operations.

Basis of accounting

The Consolidated Financial Statements of DEPFA Group are prepared in accordance with the United States Generally Accepted Accounting Principles (US-GAAP).

The accounting policies applied in the preparation of the Consolidated Financial Statements 2003 were also applied for this interim report, including the calculation of comparative figures for the previous year.

No new companies have been included in the consolidated financial statements for the period to 31 March 2004.

Disposal of DEPFA Deutsche Pfandbriefbank AG

On 1 March 2004, the Bank announced its intention to sell its German subsidiary DEPFA Deutsche Pfandbriefbank AG ('Deutsche Pfandbriefbank'). It is anticipated the sale will be completed by the end of the 3rd quarter of 2004.

The results of Deutsche Pfandbriefbank are included in the Group Profit and Loss Account under result from discontinued operations. The comparative amounts for 2003 are also reclassified accordingly.

The result from discontinued operations is disclosed in Note 12 to the financial statements.

Notes to the Group balance sheet and profit and loss account

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December 2003. In order to conform with the current year's presentation, certain reclassifications have been made to the comparative figures.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 31 March 2003 are based on the DEPFA Group interim report as at 31 March 2003, as reclassified for discontinued operations.

(1) Loans and advances to banks

€ m	31.03.2004	31.12.2003
Public sector loans	7,180	7,156
Other loans and advances	15,084	11,266
Net deferred items	43	45
of which premiums	47	45
of which discounts	-4	-
Total	**22,307**	**18,467**
of which repayable on demand	2,568	3,071

(2) Loans and advances to customers

€ m	31.03.2004	31.12.2003
Public sector loans	57,699	57,289
Property loans	3,349	4,036
Other loans and advances	1,333	1,346
Net deferred items	241	226
of which premiums	250	236
of which discounts	-9	-10
Less provision for loan losses	-34	-112
Total	**62,588**	**62,785**

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:



€ m	Total	
	2004	2003
Opening balance	112	**142**
Additions		
Provision for loan losses charged to the profit and loss account	–	–
Reductions		
Transfers	–78	–30
Charge-offs	–	–
Recoveries	–	–
Closing balance	34	**112**

All provisions are specific loan loss provisions and relate to property loans.

(4) Debt securities and other fixed income securities

€ m	31.03.2004	31.12.2003
Held to maturity	–	–
Available for sale	82,962	82,824
Trading	547	545
Total	83,509	**83,369**

(5) Liabilities to banks

€ m	31.03.2004	31.12.2003
Deposits	13,798	13,640
Other liabilities	40,243	44,000
Net deferred items	–3	–2
Total	54,038	**57,638**
of which due on demand	359	535

(6) Liabilities to customers

€ m	31.03.2004	31.12.2003
Deposits	3,647	4,956
Other liabilities	1,636	1,961
Net deferred items	–	–19
Total	**5,283**	**6,898**
of which due on demand	57	14

(7) Debt securities issued

€ m	31.03.2004	31.12.2003
Debt securities issued		
Public sector covered bonds	69,377	64,446
Other covered bonds	1,353	1,361
Other debt securities	7,345	6,517
Money market securities	23,303	20,299
Net deferred items	–1,110	–1,134
Total	**100,268**	**91,489**

(8) Net interest income

€ m	31.03.2004	31.03.2003
Interest income from public sector finance	240	196
Interest income from other lending business and money market transactions	40	15
Interest income from fixed income securities	616	466
Interest expenditure for		
Asset covered bonds	–113	–9
Other debt securities	–101	–100
Borrowings	–18	–8
Hybrid capital	–6	–
Other banking transactions	–592	–523
Total	**66**	**37**

(9) Net commission income

€ m	31.03.2004	31.03.2003
Commission income from banking transactions	25	29
Commission expenditure from banking transactions	-3	-7
Other commission expenditure	–	-2
Total	**22**	**20**

(10) Trading result

€ m	31.03.2004	31.03.2003
Securities and derivatives trading result	-42	16
Valuation of derivatives / SFAS 133	11	10
Net interest on trading derivatives	–	-
Total	**-31**	**26**

(11) General administrative expenses

€ m	31.03.2004	31.03.2003
Personnel expenditure		
Wages and salaries	16	8
Social security costs	1	1
Other administrative expenditure	9	8
Total	**26**	**17**

(12) Result from discontinued operations

Summarised financial information for the discontinued operations is as follows:

Result from discontinued operations €m	31.03.2004	31.03.2003
I. Operating result from discontinued operations:		
Net interest income	41	42
Other income	1	9
Total expenditure	-13	-17
Profit/(loss) before tax	29	34
Tax	-11	-21
Profit/(loss) after tax	18	13
II. Profit/(loss) on disposal of discontinued operations		
Profit	17	2
Loss	-6	-4
Profit/(loss) before tax	11	-2
Tax	-5	1
Profit/(loss) after tax	6	-1
III. Total result from discontinued operations:		
Profit/(loss) before tax	40	32
Tax	-16	-20
Profit/(loss) after tax	24	12

The carrying values of assets and liabilities classified as held for sale are:

€ m	31.03.2004	31.12.2003
Cash and balances with central banks	12	149
Loans and advances to banks	8,919	7,589
Loans and advances to customers	37,712	38,437
Debt securities and other fixed interest securities	26,375	25,974
Equities and other non fixed income securities	1	1
Property and equipment	6	7
Other assets	2,663	2,040
Accrued interest and prepaid expense	2,498	3,028
Total assets	**78,186**	**77,225**
Liabilities to banks	7,736	7,694
Liabilities to customers	752	547
Debt securities in issue	59,934	59,909
Other liabilities	4,504	3,654
Accrued interest and deferred income	2,461	3,137
Provisions	253	232
Hybrid capital	1,083	1,083
Minority interest	24	23
Total liabilities	**76,747**	**76,279**

The above assets and liabilities are shown net of consolidation items.

No impairment provision is required in relation to the above carrying values, as, in the opinion of the directors, the fair value less the expected costs of sale exceed the carrying value.

(13) Incentive compensation programme

At 31 March 2004, the Trust established to purchase shares under the Group incentive programme held 1,064,620 shares of DEPFA BANK plc at a cost of € 77 million. Compensation cost relating to the programme recognised in the profit and loss account to 31 March 2004 amounted to € 6 million.

Segmental reporting

The Group's profit and loss from continuing operations relates solely to the public finance segment. This is consistent with the internal management and reporting structures of the Group.

Segmentation by geographic region

Total income is analysed by geographic region. For this purpose, a distinction is made between "Ireland", and "Other", based on the registered office or location of the respective Group company or branch office.

The geographical segment "Germany" relates entirely to discontinued operations and is therefore no longer presented.

The calculation of results is based on the assumption that the Group companies in the regions are legally independent units responsible for their respective operations.

Profit & loss account €m	Ireland		Other		Consolidation/ reconciliation		Total	
	31.03. 2004	31.03. 2003	31.03. 2004	31.03. 2003	31.03. 2004	31.03. 2003	31.03. 2004	31.03. 2003
Net interest income	52	19	13	19	1	-1	66	37
Net commission income	13	5	9	16	-	-1	22	20
Net result from sale of assets	83	18	4	-	-1	-	86	18
Net trading result	-17	13	-14	14	-	-1	-31	26
Total Income	**131**	**55**	**12**	**49**	**-**	**-3**	**143**	**101**
Administrative expenditure	-19	-12	-8	-7	1	2	-26	-17
Depreciation	-	-	-	-	-	-	-	-
Other income/expenditure	2	-	1	-6	-1	1	2	-5
Total Expenditure	**-17**	**-12**	**-7**	**-13**	**-**	**-**	**-24**	**-22**
Operating Results before provisions for loan losses	**114**	**43**	**5**	**36**	**-**	**-**	**119**	**79**
Provision for loan losses	-	-	-	-	-	-	-	-
Income from continuing operations before taxes	**114**	**43**	**5**	**36**	**-**	**-**	**119**	**79**
Income tax	-14	-4	-4	-5	-	1	-18	-8
Income from continuing operations after taxes	**100**	**39**	**1**	**31**	**-**	**1**	**101**	**71**
Minority interest income	-	-	-	-	-	-	-	-
Group net income continuing operations	**100**	**39**	**1**	**31**	**-**	**1**	**101**	**71**

Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 31 March 2004:

€ m	Nominal amount Residual maturity < = 1 year	1 – 5 years	> 5 years	Total
Interest rate and currency swaps	29,811	60,669	88,995	179,475
Interest rate futures and forward rate agreements	1,854	–	–	1,854
Interest rate options purchased	–	164	109	273
Interest rate options written	584	802	312	1,698
Other interest rate contracts	665	1,859	3,871	6,395
Foreign exchange forward contracts	8,587	–	–	8,587
Credit derivatives	59	2,367	2,790	5,216
Total	**41,560**	**65,861**	**96,077**	**203,498**

Other details

New commitments

€ m	31.03.2004	31.03.2003
Public sector finance	11,773	11,882
Other loans	633	524
Total	**12,406**	**12,406**

Primary sale of debentures including loans taken up

€ m	31.03.2004	31.03.2003
Public sector covered bonds	4,411	4,020
Other debentures	1,656	1,731
Loans taken up	674	–
Total	**6,741**	**5,751**

Average number of employees

	31.03.2004	31.03.2003
Total	**358**	**315**
of which part time employees	16	16

Regulatory capital and capital adequacy ratios in accordance with BIS

Regulatory capital (€ m)	31.03.2004	31.12.2003
Core capital (Tier I)	1,493	1,563
Supplementary (Tier II)	1,259	1,159
Total regulatory capital	**2,752**	**2,722**

Capital adequacy ratios	31.03.2004	31.12.2003
BIS risk weighted assets (€ m)	14,563	12,316
Core capital ratio (Tier I)	10.3%	12.7%
Total capital ratio (Tier I + II)	**18.9%**	**22.1%**

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements' (BIS), Basle Accord regulations to facilitate international comparisons.

DEPFA BANK plc is regulated by the Irish Financial Services Regulatory Authority formerly the Central Bank of Ireland (CBI). On a group level, DEPFA BANK plc has to conform to the regulations of the Irish Financial Services Regulatory Authority which applies a capital / risk assets framework for measuring capital adequacy based on the European Union Solvency Ratio Directive (SRD) and the Capital Adequacy Directive (CAD).

Both the BIS and the Irish Financial Services Regulatory Authority require banks to maintain a minimum Tier 1 ratio of 4% and a Total Capital Ratio of 8%.

With a Tier 1 ratio of 10.3 % and Own Funds Ratio of 18.9%, the Group exceeds the required Capital Ratios.

Board of Directors

Executive Members

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice Chairman and Deputy CEO

Dermot Cahillane

Fulvio Dobrich

Reinhard Grzesik

Jürgen Karcher

Non-Executive Members

Dr. Richard Brantner,
Deputy Chairman
Member of Bank Management Board (ret'd)

Prof. Dr. Alexander Hemmelrath,
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Maurice O'Connell
Governor of Central Bank of Ireland (ret'd)

Jacques Poos,
Member of the European Parliament,
Minister of Foreign Affairs (ret'd), Luxembourg

Hans W. Reich,
Chairman of the Board of Managing Directors
of Kreditanstalt für Wiederaufbau

Prof. Dr. Frances Ruane,
Professor at Trinity College, Dublin, Ireland

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer,
President of Deutsche Bundesbank (ret'd)

Addresses

DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213
www.depfa.com

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-840, Fax +44 20 7495-0580

Madrid Representative Office
Bárbara de Braganza 2.2° B
28004 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Agency
623 Fifth Avenue, 22nd Floor
New York, N.Y. 10022, United States
Phone +1 917 286 2000, Fax +1 917 286 2088

Paris Branch
Succursale de Paris
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

DEPFA Investment Bank Ltd.
International Banking Unit
178 Athalassa Avenue, 2nd floor
PO Box 20909
1665 Nicosia, Cyprus
Phone +357 22 879-300, Fax +357 22 318-978

Representative Office Hong Kong
1005 Asia Pacific Finance Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213

DEPFA UK Limited
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-840, Fax +44 20 7495-0580

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2-chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620, Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 551
1017 BW Amsterdam, Netherlands
Phone +31 20 420 79 93

22

23

24

DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600
Fax +353 1 829-0213
www.depfa.com


DEPFA BANK

director's report
and financial statements

2003

DEPFA ACS BANK


DEPFA BANK

DEPFA ACS BANK

Contents

Directors and other information

Board of Directors
as at 31 December 2003

Mr. D. M. Cahillane (Chairman)
Dr. T. P. Carey
Mr. B. Farrell
Ms. W. Höfer-Neder
Prof. Dr. F. Ruane

Solicitors

McCann Fitzgerald
2 Harbourmaster Place
Custom House Dock
Dublin 1
Ireland

Audit Committee

Prof. Dr. F. Ruane (Chairperson)
Mr. D. M. Cahillane
Dr. T. P. Carey

Secretary & Registered Office

Mr. N. J. Kavanagh
3 Harbourmaster Place
Dublin 1
Ireland

Auditors

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
George's Quay
Dublin 2
Ireland

Asset Covered Monitor

AIB International Financial Services
AIB International Centre
Dublin 1
Ireland

Directors' Report

The directors present herewith the audited financial statements for the year ended 31 December 2003.

Statement of directors' responsibilities

Irish company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of DEPFA ACS Bank ("the Bank") and of the profit or loss of the Bank for that period. In preparing the financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- Prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Bank will continue in business.

The directors are responsible for keeping proper books of account, which disclose with reasonable accuracy at any time the financial position of the Bank, and to enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland, and comply with the Irish Companies Acts, 1963 to 2001, and the European Communities (Credit Institutions: Accounts) Regulations, 1992. The measures taken by directors to secure compliance with the Bank's obligation to keep proper books of account are the use of appropriate systems and procedures, and through the employment of competent staff. The books of account are kept at the following address: 5 Harbourmaster Place, Dublin 1. The directors are also responsible for safeguarding the assets of the Bank, and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Furthermore the directors are responsible for the maintenance and integrity of the DEPFA BANK plc Group ("the Group") website; the work carried out by the auditors does not involve consideration of these matters and accordingly, the auditors accept no responsibility for any changes that may have ocurred to the financial statements of the Bank since they were initially presented on the website.

Principal Activities

The Bank's primary function is the issuance of covered bonds under the Asset Covered Securities Act enacted in 2001. These fixed or floating rate instruments are covered by a pool of assets, which include mandatory over-collateralisation assets, all of which are public sector and primary European Economic Association (EEA) as set out in the legislation, including relevant derivatives. The Bank generates public sector assets primarily through its parent to support these activities. The Bank has a full banking licence and is a designated credit institution (DCI) as defined in the legislation.
The Bank is regulated by the Irish Financial Services Regulatory Authority (IFSRA).

Review of Business and Future Development

2003 represented a ground-breaking year for the Group. As the institution, internationally recognised as being the market leader and main driver of introducing innovative concepts to the European covered bond market the achievement of being the first issuer of asset covered bonds clearly further enhanced the Group's reputation in this market.

The Bank achieved its key target of having the new Irish covered bond product accepted by global investors seeking AAA-rated investment opportunities. This was evidenced by the launch of the inaugural global benchmark covered bond issue in February. This issue, the markets first, was an unprecedented success. It was initially set as a 5-year, Euro 3 billion transaction. However the level and quality of demand from a global investor base (more than Euro 5 billion) enabled the Bank to increase the transaction to Euro 4 billion. At the same time the bonds were placed at a funding level, which reflected no premium when compared to the Group's Pfandbrief product. The issue was further increased to Euro 5 billion in April. It was listed, because of its size and liquidity, on the prestigious EuroMTS electronic platform, affording the covered bonds a benchmark status that is normally preserved for highly-rated sovereign and sub-sovereign issuers.

The outcome was a total success bearing in mind that this was a first issue in a new market. This success was further reinforced when the Bank issued the two additional global benchmark covered bonds: a 10 year, Euro 3.5 billion transaction also quoted on EuroMTS and 5 year USD 1.25 billion transaction. The success of these 3 global benchmark transactions clearly demonstrates that the Bank's new product has achieved international acceptance in a short period of time as demonstrated by the quality and diversity of investors acquiring the covered bonds.

The Bank was added as an issuer to the Group MTN programme in August. This enabled the Bank to satisfy investor demand for smaller senior secured transactions at very attractive funding levels. The Bank anticipates seeing significant growth of this funding source in 2004.

The Bank, in order to reduce reliance on its parent for short-term funding, appointed a money market dealer to develop and promote its presence in the wholesale deposit market. This has yielded significant early success, and the Bank anticipates as more credit lines are approved for its name, that significant reductions will be achieved in the level of short term funding from its Parent. The Bank commenced towards the end of the year negotiating Global Master Repurchasing agreements with a number of counterparties in order to enable it to further diversify its short-term funding sources.

The Bank experienced significant growth on the asset side of its balance sheet mainly driven by the need to source suitable assets to cover the asset covered bond activity of approximately Euro 11 billion. Asset generation is driven by the requirement that the cover asset pool reflects a highly-diversified pool of eligible countries and a balanced weighting to underpin the AAA rating attached to the covered bonds. Primarily these assets are sourced directly by business development teams based in the branches and representative offices of the Group.

The outlook for 2004 is exciting; the Bank as market leader will continue to build on the momentum established during 2003.

Results

The profit for the year, and the appropriation thereof, are set out in the profit and loss account on page 14.

Dividends

The directors do not recommend the payment of a dividend in respect of the year ended 31 December 2003.

Directors

The names of the persons who were directors at any time during the year ended 31 December 2003 are listed on page 2.

The interests of the directors and secretary, in office as at 31 December 2003, and of their spouses and minor children in the shares of the Bank or Group undertakings are set out in the table below.

The Group established an Incentive Compensation Programme in 2002 under which the Group Compensation Committee is entitled to pay an annual cash bonus and to make awards of restricted shares to employees and directors of the Group.

In conjunction with the formation of the Incentive Compensation Programme the Group established a Trust that is used to purchase shares of DEPFA BANK plc with funds provided by the Group.

The programme authorises the granting of restricted shares to be held by the Trust until vesting conditions specified by the Group are satisfied. The restricted shares carry no voting rights but are entitled to receive dividends as and when declared. Restricted shares are awarded for no consideration and are subject only to continued employment over the three year vesting period. Dividends declared during the vesting period will be used to purchase additional shares in DEPFA BANK plc which will vest three years from the date of the award.

On 16th February 2003 the Group awarded 14,130 shares to the directors of the Bank under the Incentive Compensation Programme. These shares vest over a three year period. 4,710 shares vested on 16th February 2004.

Shares in DEPFA BANK plc	As at 31 December 2003 Shares	As at 31 December 2002 Shares
Directors:		
Mr. D. M. Cahillane	-	-
Dr. T. P. Carey	-	-
Mr. B. Farrell	2,294	2,294
Prof. Dr. F. Ruane	50	-
Ms. W. Höfer-Neder	150	150
Secretary:		
Mr. N. J. Kavanagh	-	-

There were no contracts of any significance in relation to the business of DEPFA BANK plc, or any of its subsidiaries, in which the directors had any interest as defined in the Companies Act 1990, at any time during the year ended 31 December 2003.

Measurement and Management of the Various Types of Risk

In accordance with Group requirements, the Bank applies Group policies and procedures to the management of credit risk, market risk, operational risk and liquidity risk. The following is an overview of these policies and procedures.

Credit Risk

Credit risk is the risk of impairment and partial or total loss of a receivable due to deterioration of credit quality on the part of a business partner. The relevant receivable may be based on traditional on-balance sheet lending business or off-balance sheet business, that is, counterparty risk arising from derivative financial instruments. Whereas in traditional lending business, risk arises from the creditworthiness of the borrower and the value of the collateral, derivative counterparty risk results from the counterparty's failure to perform the transaction in accordance with contractual obligations, leading to a loss when executing a substitute transaction in the market at less favourable terms.

Credit Risk Related to the Public Finance Business

The Bank's business is focused on sovereign and sub-sovereign borrowers and public sector supported specialist entities.

Credit Scoring

Active scoring of counterparties is at the heart of the credit process. The Group has a unitary scoring system for its main credit risk pools (for the Bank these are sovereign and sub-sovereign). The ratings are designed to prepare for the implementation of the new Basel Accord with the credit grades being more likely to relate to specific probabilities of default in each risk pool. The Group operates a 22-grade rating system. The application of an internal rating/scoring model which is similar to that used by the External Credit Assessment Institutions ("ECAIs") supports the robustness of the internal rating model particularly for sub-sovereign counterparties.

The steps to assign ratings and test their robustness of ratings involve:

- Scoring of individual counterparties derived by attaching numerical points to: the strength of the legal framework, economic environment, demographic environment, political stability, financial strength, level of indebtedness and capacity to repay and degree of contingent liabilities.
- Mapping of internal rating results to external ratings environment.

The Bank's clients and counterparties who have external ratings account for 78.9% of on-balance sheet interest earning assets. Of this, 31.8% relates to counterparties with AAA ratings, while a further 37.8% of that portfolio relates to assets with AA ratings. 9.3% of the portfolio is single-A rated externally. Of the 21.1% unrated by ECAIs, 7.2% are sovereign guaranteed and 15.9% are direct obligations of, or guaranteed by public sector entities. In this analysis, the internal rating used is the lowest awarded by the three major ECAIs.

The Credit Approval Process

Sovereign and sub-sovereign risks are managed and controlled by the setting of pre-approved limits to counterparties based on a credit score. A credit risk team assesses and assigns ratings and recommends pre-approval limits for sovereign and sub-sovereign counterparties, taking risk mitigation into account. Reviews are conducted at least annually and include a rating review. Limits are set by the Credit Committee whose six voting members consist of two senior risk officers and four members of

the Executive Committee. The credit risk team and Credit Committee were initially set up for DEPFA Bank Europe plc. Since 2002, the Credit Committee has also set pre-approval limits for all the public finance subsidiaries of the Group, including the Bank.

Credit Limit and Duration Decision

The monitoring of sub-sovereign and country limits and duration utilization, large exposures and default events is carried out on a Group wide basis for the Issuer by monitoring staff dedicated to this function.

Country Risk

For banks, country risk arises when extending loans to customers domiciled in a country other than the country of the bank granting the loan. Such risks increase whenever the country in which the borrower is domiciled issues a general moratorium or introduces exchange rate controls. To assess and monitor country risk, the Group has established a Country Risk Committee, which rates individual countries, determines country limits and prepares the relevant submissions for the Credit Committee. All countries relevant to the Group's business (primarily in connection with international public finance business) are covered in internal credit quality categories that serve as a basis for the determination of Euro denominated country limits. All decisions with regard to credit ratings and limit levels are recommended by the Country Risk Committee to the Credit Committee. The Country Risk Committee updates the credit rating of all countries on a timely basis. The country assessments are primarily carried out using all available economic data, in-house country analyses and publications by international rating agencies. The utilization of country limits is monitored by the credit monitoring group on a Group wide level. As the Group's own rating is of paramount importance, it continues to be very risk conscious, selective and flexible when selecting country risk in connection with public sector business. The Group has developed an enhanced country rating system to prepare for the implementation of the new Basel Accord. In addition, the current decision-making and monitoring system for country limits/credit quality classification (supported by additional IT systems) is continuously being updated to respond to external changes.

Credit Risk Related to Treasury Counterparties

Within the Group, counterparty risk from the treasury business arises from securities transactions, money market transactions and interest rate derivatives entered into with bank counterparties.

The extent of credit risk associated with these transactions depends on the structure of the relevant transaction. Whereas the credit exposure of balance sheet instruments is determined by their current book or market value, the credit risk of derivative financial instruments corresponds to the "potential cost" resulting from the replacement of an equivalent position in the event of potential counterparty default.

To monitor the counterparty risk arising from treasury business, the Group has a Group wide counterparty limit system that directly accesses the front-office system used by the Treasury division, provi-

ding real-time information on limits and limit utilization. The credit exposure resulting from these transactions is calculated on a mark-to-market basis, taking into consideration the regulatory add-ons.

Furthermore, any existing netting master agreements and collateral agreements with business partners are taken into account to adequately map the counterparty risk. These agreements are used to reduce both the capital cover required and the utilization of bank-internal counterparty limits.

The monitoring of limit compliance is ensured by the credit monitoring group. Any transgressions are reported to the Executive Committee and Treasury. The timely adjustment of limit transgressions is ensured by means of an escalation procedure.

Within the Group, the Treasury business is geared towards high credit-quality counterparties.

Market Risk

Market risk refers to the risk of potential loss arising from changes in interest rates, foreign currency exchange rates, equity prices, price or rate volatilities and other relevant market rates and prices such as commodity prices. The Group defines its market risk as changes to fair value of financial instruments as a result of rate, price and volatility movements.

The Group's market risk policies and procedures follow three core principles:

- Policy framework for all key market risk activities approved by the Board.
- Market risk management is centralized in the Asset & Liability Committee and the Treasury units, managed by specialized personnel and monitored using appropriate systems and controls.
- Market risk control function measures and monitors the risks independently of the risk-taking units.

These Group policies and procedures are applied to the Bank.

The market risk control function has sub-categorized market risk into risk factors. The relevant risk factors for the Bank are interest rate, and foreign exchange risk. As a Bank focusing on the issuance of asset covered bonds, it is not generally exposed to equity or commodity risk. With regard to foreign exchange risk, the Group has a strict policy that Treasury must match all foreign currency assets with liabilities in the same currency or swap out the foreign exchange exposure. Hence, the primary risk factor for the Bank is interest rate risk.

For the quantification and control of this risk, the Bank determines daily Value at Risk (VaR) figures in line with industry wide practice using the variance/co-variance methodology. A ten-day holding period with a 99% confidence interval is used to derive the calculation.

The correlation and volatility frequencies for the calculation are annualized to 250 trading days.

The choice of a ten-day holding period was selected to give a conservative VaR measure in relation to hedging the risk of the portfolio's positions. Senior management recognizes that VaR has certain inherent limitations. The past may not always provide a reliable indicator of future market movements and the statistical assumptions employed may understate the probability of very large market moves. For this reason additional management tools such as sensitivity measures, back-testing and stress testing are used to supplement VaR.

Operational Risk

Operational risk is the risk of direct or indirect losses due to inadequacy or failure of internal processes, people or systems or due to external events. The Bank applies Group policies and procedures in relation to operational risk.

The objective is to minimize operational risk by:

- Documentation of all relevant policies, procedures and processes and keeping them under constant supervision.
- Identification and rectification of sources of errors and weaknesses.
- Employing suitably qualified and experienced personnel.
- The annual appraisal process and regular review of goals and objectives.
- Application of a robust and reliable system environment.
- Maintaining and further developing business continuity plans and procedures.
- Sound control systems.

Management of operational risk is the responsibility of all operational units. The Group's Operational Risk Officer and his team analyze and monitor the operational risk profile of the Bank. Group Internal Audit provides additional independent control mechanisms.

All major system components, such as computer hardware, communication links or trading sites are duplicated, synchronized and hosted in different locations. This is an integral part of the Group Business Continuity Plan, protecting the Group, and the Bank in particular, from an externally caused major disaster.

The Group's control system relies on strict organizational independence of the monitoring and control functions, detailed segregation of functions and duties and the application of the four-eyes principal to all relevant actions and decision processes. The risk monitoring functions for credit, market and operational risk and the Compliance and Internal Audit functions are the major pillars of the Bank's control system.

The Group Internal Audit function, located in both Dublin and Frankfurt, is an independent unit established to audit and evaluate all Group activities and to add value and improve operations and procedures. Group Internal Audit reports directly to the Audit Committee.

Group Internal Audit supports the organizational units of the Group to accomplish their objectives by bringing a systematic disciplined approach to the evaluation of the effectiveness of risk management, internal control, procedures and governance processes.

Compliance Officers located in each of DEPFA's legal entities report directly to the Group Compliance Officer located in Dublin. The Compliance function oversees the adherence to the principles set out by the Irish Financial Services Regulatory Authorithy (IFSRA) and the other Regulatory Authority in relation to the Code of Practice of Credit Institutions. The Compliance function supports the implementation of internal regulations set by the Board of Directors.

Liquidity Risk

Liquidity risk is defined as the risk of being unable to fulfill current or future payment obligations in full on or at the due date.

The Bank's liquidity management controls the cash flow of the business in such a manner as to ensure that efficient use of cash flows is maintained. To this extent, the Bank primarily funds its assets through the issuance of asset covered securities. Within the pool the bank has agreed to over-collateralization of the cover pool with respect to the securities issued at a minimum level of 5%. The Bank is also obliged to ensure that the interest payable in a given period of 12 months in respect to the issued securities is less than the total amount of interest receivable on the cover pool.

Assets held outside of the cover pool prior to future cover bond issuance, either pay a floating rate return or are swapped to a floating return through the use of derivative transactions. These assets are in turn primarily financed through inter-company loans.

Hedging

The Bank's policy is to hedge the following exposures:

- Interest rate risk – using interest rate swaps.
- Currency exposures – using cross-currency swaps and forward foreign exchange.

The following table provides examples of certain activities undertaken by the Bank, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed by using on-balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of hedge
Fixed rate lending/borrowing	Sensitivity to increases/decreases in interest rates	Pay/receive fixed interest rate swaps Purchase/sell FRAs
Investment in foreign currency assets/liabilities	Sensitivity to strengthening/weakening of Euro against other currencies	Cross-currency swaps Foreign exchange swaps Foreign currency funding

Derivatives, all of which are used for hedging purposes, are measured on an accruals basis consistent with the assets, liabilities or positions being hedged. The gains and losses on these instruments (arising from changes in fair value) are not recognised in the profit and loss account.

Safety, Health and Welfare at Work Act, 1989

The directors have prepared the necessary safety statement required by the Safety, Health and Welfare at Work Act, 1989.

Auditors

PricewaterhouseCoopers will continue in office in accordance with the provisions of Section 160 of the Companies Act 1963.

On behalf of the Board

Mr. D. M. Cahillane **Director**	**Dr. T. P. Carey** **Director**	**Mr. B. Farrell** **Director**	**Mr. N. J. Kavanagh** **Secretary**

20 February 2004

Independent Auditors' Report

To the members of DEPFA ACS BANK

We have audited the financial statements on pages 14 to 31.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable Irish law and Accounting Standards generally accepted in Ireland are set out on page 3 in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and auditing standards issued by the Auditing Practices Board applicable in Ireland. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 193 of the Companies Act 1990 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2001 and the European Communities (Credit Institutions: Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the financial statements are in agreement with the books of account. We also report to you our opinion as to:

- whether the company has kept proper books of account;
- whether the directors' report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the company to hold an extraordinary general meeting; such a financial situation may exist if the net assets of the company, as stated in the balance sheet, are not more than half of its called-up share capital.

We also report to you if, in our opinion, information specified by law regarding directors' remuneration and transactions is not disclosed.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of the company's affairs as at 31 December 2003 and of its profit for the period then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2001, and the European Communities (Credit Institutions: Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the company. The financial statements are in agreement with the books of account.

In our opinion, the information given in the directors' report on pages 3 to 11 is consistent with the financial statements.

The net assets of the company, as stated in the balance sheet on page 15, are more than half the amount of its called up share capital and, in our opinion, on that basis there did not exist at 31 December 2003 a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the company.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin

20 February 2004

Profit and loss account
Year ended 31 December 2003

	Notes	2003 € '000	2002 € '000
Interest receivable and similar income	2	509,643	27,994
Interest payable and similar charges	3	(485,820)	(25,955)
Net interest income		**23,823**	**2,039**
Other operating expenses	4	(482)	(25)
Operating income		**23,341**	**2,014**
Administrative expenses	5	(6,179)	(592)
Provision for bad and doubtful debts		–	–
Operating profit/profit on ordinary activities before taxation	6	**17,162**	**1,422**
Taxation on profit on ordinary activities	7	(1,716)	(142)
Profit on ordinary activities after taxation		**15,446**	**1,280**
Dividends proposed		–	–
Profit retained for the period		**15,446**	**1,280**

Statement of movement in retained profits		2003 € '000	2002 € '000
Opening balance		1,280	–
Profit retained for the period		15,446	1,280
Closing balance		**16,726**	**1,280**

The Bank has no recognised gains and losses other than those included in the profit and loss account above and, therefore, no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit on ordinary activities before taxation (all of which relates to continuing activities) or the retained profit for the period stated above, and their historical cost equivalents.

On behalf of the Board

Mr. D. M. Cahillane	Dr. T. P. Carey	Mr. B. Farrell	Mr. N. J. Kavanagh
Director	Director	Director	Secretary

Balance sheet

As at 31 December 2003

	Notes	2003 € '000	2002 € '000
Assets			
Cash and balances at the Central Bank of Ireland		3,258	25
Loans and advances to banks	8	7,383,041	1,396,552
Loans and advances to customers	9	10,388,263	3,318,470
Debt securities & other fixed income securities	10	7,070,515	–
Other assets	11	249	–
Prepayments and accrued income		584,891	52,346
Total assets		**25,430,217**	**4,767,393**
Liabilities			
Deposits by banks	12	14,066,868	4,603,352
Customer accounts	13	65,003	–
Debt securities in issue	14	10,302,972	–
Other liabilities	15	65,465	24,114
Accruals and deferred income	16	563,183	38,647
Subordinated liabilities	17	115,000	–
		25,178,491	**4,666,113**
Called-up share capital	18	235,000	100,000
Profit and loss account		16,726	1,280
Equity shareholders' funds	19	**251,726**	**101,280**
Total liabilities		**25,430,217**	**4,767,393**
Memorandum items			
Contingent liabilities		–	–
Commitments	23	66,233	–

On behalf of the Board

Mr. D. M. Cahillane	Dr. T. P. Carey	Mr. B. Farrell	Mr. N. J. Kavanagh
Director	*Director*	*Director*	*Secretary*

Notes to the financial statements

1 Accounting policies

Accounting convention

The financial statements have been prepared under the historical cost convention and in accordance with the provisions of the Companies Acts, 1963 to 2001; the European Communities (Credit Institutions: Accounts) Regulations, 1992; accounting standards generally accepted in Ireland and BBA Statements of Recommended Accounting Practice.

Provisions for Bad and Doubtful Debts

Provisions for bad and doubtful debts are based on the year-end appraisal of loans and advances. Specific provisions are made in respect of any identified impaired advances. In addition, general provisions are made to cover losses, if any, which, although not specifically identified, are present in the portfolio of loans at the year-end.

Foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Euro at the exchange rate ruling at the balance sheet date or forward rates. Differences arising on translation are recognised in the profit and loss account.

Pension benefits

The Bank provides a non-contributory defined contribution scheme. Payments to the scheme are charged to the profit and loss account in the period to which they relate.

Income and expense recognition

Interest income and expense are recognised in the profit and loss account on an accruals basis. Fees which, in effect, increase the yield on transactions are spread over the lives of the underlying transactions.

Derivatives

Transactions are undertaken in derivative financial instruments, which include interest rate swaps, cross-currency swaps, futures, options and similar instruments, for non-trading purposes. Derivatives classified as non-trading are those entered into for the purpose of matching or eliminating (i.e. hedging) risk from potential movements in foreign exchange rates or interest rates inherent in the Bank's non-trading assets. Non-trading assets, liabilities and positions are those intended for use on a continuing basis in the activities of the Bank. Income and expenses on non-trading derivatives are recognised as they accrue over the life of the instruments as an adjustment to interest receivable and/or interest payable. Non-trading derivatives are reviewed regularly for their effectiveness as hedges. Where an underlying asset, liability or position is unwound it is policy to simultaneously unwind the corresponding derivative position.

Deferred taxation

Deferred taxation is provided on all timing differences between the profit as stated in the financial statements and the profit as calculated for tax purposes.

Debt Securities

Debt securities intended for use on a continuing basis in the Bank's activities are classified as investment securities and are stated at cost less provision for any permanent diminution in value. The cost of investment securities in dated stocks is adjusted for the amortisation of premiums and discounts over the period to maturity. The amortisation of premiums or discounts is included in interest income.

Capital Instruments

Issue expenses of capital instruments are deducted from the proceeds of issue and, where appropriate, are amortised to profit and loss account so that the finance costs are allocated to accounting periods at a constant rate based on the carrying amount of the instrument.

Notes to the financial statements

2 Interest receivable and similar income	2003 € '000	2002 € '000
Interest receivable and similar income arising from loans	323,041	27,994
Interest receivable and similar income arising from securities	186,602	-
Other interest receivable and similar income	-	-
	509,643	27,994
Amounts include:		
Receivable from Group undertakings	50,327	8,181

3 Interest payable and similar charges	2003 € '000	2002 € '000
Interest expenditure on debt securities in issue	223,146	-
Interest expenditure on subordinated liabilities	2,286	-
Interest expenditure on other banking transactions	260,388	25,955
	485,820	25,955
Amounts include:		
Payable to Group undertakings	240,474	25,948

4 Other operating expenses	2003 € '000	2002 € '000
Trade related fees expense	(394)	-
Foreign currency gains/losses	(88)	(25)
	(482)	(25)

5 Administrative expenses	2003 € '000	2002 € '000
Staff costs		
- wages and salaries	950	22
- social security costs	36	2
- pension costs	39	3
	1,025	27
Other administrative expenses	5,154	565
	6,179	592

6 Operating profit/profit on ordinary activities before taxation	**2003 € '000**	**2002 € '000**
This is arrived at after charging:		
Auditors' remuneration (including VAT)	106	62

7 Taxation on profit on ordinary activities	**2003 € '000**	**2002 € '000**
Irish corporation tax at 10%	1,716	142

The Bank has received a certificate from the Minister for Finance in Ireland confirming that all qualifying income on financial services activities is taxed at 10% until 31 December 2005.

8 Loans and advances to banks	**2003 € '000**	**2002 € '000**
Repayable on demand	2,955	–
Other loans and advances to banks		
Remaining maturity:		
- 3 months or less	4,079,818	1,390,136
- 1 year or less but over 3 months	1,637,455	6,416
- 5 years or less but over 1 year	25,843	
- over 5 years	1,636,970	
	7,383,041	1,396,552
The maturity analysis above relates to capital repayments and not to interest rate re-set dates.		
Amounts include:		
Due from Group undertakings	5,713,669	1,396,552

9 Loans and advances to customers	**2003 € '000**	**2002 € '000**
Remaining maturity:		
- 3 months or less	184,396	–
- 1 year or less but over 3 months	78,340	16,225
- 5 years or less but over 1 year	2,448,632	1,055,411
- over 5 years	7,676,895	2,246,834
	10,388,263	3,318,470
Provisions for bad and doubtful debts	–	–
	10,388,263	3,318,470
The maturity analysis above relates to capital repayments and not to interest rate re-set dates.		

10 Debt securities & other fixed income securities

	2003 € '000	2002 € '000
Investment securities:		
Government and other public sector bonds	862,926	–
Local government bonds	3,340,600	–
Corporate bonds	2,866,989	–
Other bonds and notes	–	–
	7,070,515	–
Analysed by remaining maturity:		
3 months or less	17,128	–
less than 1 year	–	–
5 years or less but over 1 year	1,043,283	–
over 5 years	6,010,104	–
	7,070,515	–

	Book Value 2003 € '000	Market Value 2003 € '000	Book Value 2002 € '000	Market Value 2002 € '000
Analysed by listing status:				
listed	5,637,381	5,876,458	–	–
unlisted	1,433,134	1,542,397	–	–
	7,070,515	7,418,855	–	–

	2003 € '000	2002 € '000
Analysis of movements in debt securities held as investment securities:		
At 1 January	–	–
Purchases	7,391,515	–
Repayments	(319,900)	–
Amortisation of discounts net of premiums	(1,100)	–
	7,070,515	–
Amounts include: Debt securities and other fixed income securities in which the DEPFA Group has a participating interest	–	–

11 Other assets

	2003 € '000	2002 € '000
Other assets	249	–
	249	–

12 Deposits by banks

	2003 € '000	2002 € '000
(a) Repayable on demand	–	4,898
(b) With agreed maturity dates or periods of notice	13,559,018	4,598,454
(c) Sale and repurchase agreements	507,850	–
Total	14,066,868	4,603,352
(a) Repayable on demand	–	4,898
(b) With agreed maturity dates or periods of notice: – 3 months or less	9,958,621	3,930,918
– 1 year or less but over 3 months	3,600,397	667,536
	13,559,018	4,598,454
Amounts include: *Due to group undertakings*	11,496,911	4,548,454
(c) Sale and repurchase agreements: – 3 months or less	507,850	–
The maturity analysis above relates to capital repayments and not to interest rate re-set dates.		

13 Customer accounts

	2003 € '000	2002 € '000
Remaining maturity:		
- 3 months or less	28,377	–
- *over 5 years*	36,626	–
	65,003	
The maturity analysis above relates to capital repayments and not to interest rate re-set dates.		

14 Debt securities in issue

	2003 € '000	2002 € '000
Asset covered bonds	10,302,972	–
Remaining maturity:		
- 5 years or less but over 1 year	6,651,325	–
- over 5 years	3,651,647	–
	10,302,972	–
The maturity analysis above relates to capital *repayments and not to interest rate re-set dates*		

15 Other liabilities

	2003 € '000	2002 € '000
Corporation tax	799	142
Derivatives	57,314	–
Intra-group liabilities	5,566	70
Other liabilities	1,786	23,902
	65,465	24,114
The derivatives balance above consists of the unamortised fees on derivatives and the revaluation reserve arising on cross-currency swaps.		

16 Accruals and deferred income

	2003 € '000	2002 € '000
Interest payable	563,183	38,062
Other accruals and deferred income	–	585
	563,183	38,647

17 Subordinated liabilities

	2003 € '000	2002 € '000
Remaining maturity:		
- over 5 years	115,000	–
	115,000	–
Amounts include:		
Due to group undertakings	115,000	–
The maturity analysis above relates to capital repayments and not to interest rate re-sets		

Subordinated liabilities consist of the following:
€ 75m floating rate loan from DEPFA Finance NV, maturity 2025
€ 40m fixed rate loan (6.54%) from DEPFA Finance NV, maturity 2028

18 Share capital

	2003 Number of shares '000	2002 Number of shares '000
Authorised:		
1,000,000,000 Ordinary shares of €1 each	1,000,000	1,000,000
	2003 € '000	**2002 € '000**
Allotted and fully paid:		
235,000,000 Ordinary shares of €1 each	235,000	100,000

The Bank issued 135,000,000 ordinary shares at par during the year.

19 Reconciliation of movements in equity shareholders' funds	**2003 € '000**	**2002 € '000**
Profit for the financial year	15,446	1,280
Share capital issued	135,000	100,000
	150,446	101,280
Opening shareholders' funds	101,280	–
Closing shareholders' funds	251,726	101,280

20 Retirement benefits

Employees of the Bank are members of the DEPFA BANK plc pension scheme, which is a defined contribution scheme. The pension cost charges includes contributions to the funds and amounted to € 39,351 (2002: € 2,906). The accrual at the end of the year was nil.

21 Employees	**2003**	**2002**
The average number of employees during the year was:		
Senior management	1	1
Management	2	2
Other staff	2	1
	5	4
The actual number of employees as at 31 December 2003 was:		
Senior management	1	1
Management	3	2
Other staff	2	1
	6	4

22 Directors' information	**2003 € '000**	**2002 € '000**
Emoluments		
For services as a director	10,000	2,667
Salaries and other emoluments	1,283,648	27,119
Pensions to former directors	–	–
	1,293,648	29,786

Directors' emoluments shown comprise all fees, salaries, pension contributions, shares vested on 16th February 2004 and other benefits and emoluments paid to directors. The interests of the directors in the shares of the Bank or Group undertakings are set out on page 5 of the Directors Report.

23 Derivatives and other financial instruments

The Bank's objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out in the directors' report on pages 3 to 11.

Interest rate sensitivity gap analysis as at 31 December 2003

The table below summarises the repricing mismatches on the Banks book as at 31 December 2003.
Items have been allocated to bands by reference to the earlier of the next contractual interest rate repricing date or the maturity date.

Interest rate re-pricing	Up to 3 months € '000	3 months to 6 months € '000	6 months to 1 year € '000	1 year to 5 years € '000	More than 5 years € '000	Non interest bearing € '000	Total € '000
Assets							
Cash and balances at the Central Bank of Ireland	3,258	–	–	–	–	–	3,258
Loans & advances to banks	4,107,562	3,005	–	–	–	3,272,474	7,383,041
Loans & advances to customers	3,512,292	1,943,456	334,353	1,361,237	3,166,748	70,177	10,388,263
Debt securities and other fixed income securities	1,279,756	816,177	–	825,076	4,181,453	(31,947)	7,070,515
Other assets	–	–	–	–	–	249	249
Prepayments and accrued income	–	–	–	–	–	584,891	584,891
Total assets	**8,902,868**	**2,762,638**	**334,353**	**2,186,313**	**7,348,201**	**3,895,844**	**25,430,217**
Liabilities							
Deposits by banks	8,965,944	1,726,589	65,000	–	–	3,309,335	14,066,868
Customer accounts	65,003	–	–	–	–	–	65,003
Debt securities in Issue	316,706	17,989	–	6,359,940	3,703,596	(95,259)	10,302,972
Subordinated liabilities	75,000	–	–	–	40,000	–	115,000
Other liabilities	–	–	–	–	–	65,465	65,465
Accruals and deferred income	–	–	–	–	–	563,183	563,183
Called up share capital	–	–	–	–	–	235,000	235,000
Profit and loss account	–	–	–	–	–	16,726	16,726
Total liabilities	**9,422,653**	**1,744,578**	**65,000**	**6,359,940**	**3,743,596**	**4,094,450**	**25,430,217**
Gap before derivatives	(519,785)	1,018,060	269,353	(4,173,627)	3,604,605	(198,606)	–
Off balance sheet items	(136,966)	(572,560)	(37,350)	4,220,724	(3,379,214)	(94,634)	–
Gap after derivatives	**(656,751)**	**445,500**	**232,003**	**47,097**	**225,391**	**(293,240)**	**–**
Cumulative gap	**(656,751)**	**(211,251)**	**20,752**	**67,849**	**293,240**	**–**	**–**

Interest rate sensitivity gap analysis as at 31 December 2002

The table below summarises the repricing mismatches on the Banks book as at 31 December 2002.

Items have been allocated to bands by reference to the earlier of the next contractual interest rate repricing date or the maturity date.

Interest rate re-pricing	Up to 3 months € '000	3 months to 6 months € '000	6 months to 1 year € '000	1 year to 5 years € '000	More than 5 years € '000	Non interest bearing € '000	Total € '000
Assets							
Cash and balances at the Central Bank of Ireland	25	–	–	–	–	–	25
Loans and advances to banks	1,208,974	6,135	282	–	–	181,161	1,396,552
Loans and advances to customers	1,327,673	293,448	31,013	784,332	882,004	–	3,318,470
Debt securities and other fixed income securities	–	–	–	–	–	–	–
Prepayments and accrued income	–	–	–	–	–	52,346	52,346
Total assets	**2,536,672**	**299,583**	**31,295**	**784,332**	**882,004**	**233,507**	**4,767,393**
Liabilities							
Deposits by banks	3,934,959	410,098	77,134	–	–	181,161	4,603,352
Customer accounts	–	–	–	–	–	–	–
Other liabilities	–	–	–	–	–	24,114	24,114
Accruals and deferred income	–	–	–	–	–	38,647	38,647
Called up share capital	–	–	–	–	–	100,000	100,000
Profit and loss account	–	–	–	–	–	1,280	1,280
Total liabilities	**3,934,959**	**410,098**	**77,134**	**–**	**–**	**345,202**	**4,767,393**
Gap before derivatives	(1,398,287)	(110,515)	(45,839)	784,332	882,004	(111,695)	–
Off balance sheet items	1,434,168	120,076	(5,299)	(715,305)	(856,439)	22,799	–
Gap after derivatives	**35,881**	**9,561**	**(51,138)**	**69,027**	**25,565**	**(88,896)**	**–**
Cumulative gap	**35,881**	**45,442**	**(5,696)**	**63,331**	**88,896**	**–**	**–**

23 Derivatives and other financial instruments – continued

Fair value

The table below compares the book and fair values of some of the Bank's financial instruments by category as at 31 December 2003. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates.

Non trading financial instruments	Carry amount 2003 € '000	Fair value 2003 € '000	Carry amount 2002 € '000	Fair value 2002 € '000
Assets				
Cash and balances at the Central Bank of Ireland	3,258	3,258	25	25
Loans and advances to banks	7,380,086	7,380,283	1,215,391	1,215,391
Loans and advances to customers	10,388,263	10,808,745	3,318,470	3,549,848
Debt securities & other fixed income securities	7,070,515	7,418,855	–	–
Liabilities				
Deposits by banks	14,066,868	14,065,593	4,603,352	4,603,352
Customer accounts	65,003	64,986	–	–
Subordinated liabilities	115,000	130,443	–	–
Debt securities in issue	10,302,972	10,139,545	–	–
Off-balance sheet				
Interest rate swaps	(144,704)	(939,694)	–	(215,856)
Cross-currency swaps	93,788	8,073	(23,902)	(25,363)
Forward foreign exchange	(6,355)	(6,341)	–	–

23 Net unrecognised and deferred gains/losses on hedging instruments

Unrecognised gains and losses on derivative hedges

Gains and losses on derivatives used for hedging are recognised in line with the underlying items, which are being hedged. The table below summarises the unrecognized gains and losses on hedges at 31 December 2003 and movements therein during the year.

Unrecognised gains/losses	2003 Gains EUR '000's	2003 Losses EUR '000's
Unrecognised gains/losses as at 31 December 2002	584	(217,901)
of which recognised in this year	126	(310)
Gains/losses arising before 31 December 2002 that were not recognised in the year to 31 December 2003	458	(217,591)
Gains/losses arising in the year to 31 December 2003 that were not recognised in that year	66,087	(729,642)
Unrecognised gains/losses on hedges at 31 December 2003	66,545	(947,233)
Of which: Gains/losses to be included in the year to 31 December 2004	160	(1,015)

23 Derivatives and other financial instruments – continued

Currency Risk Disclosures

The Bank hedges its currency positions using cross currency swaps and forward foreign exchange. When these swaps are taken into account, the Bank does not have any material unmatched currency positions.

The following table summarises the notional principal amounts, fair values and book values of derivative instruments.

31 December 2003	Notional Principal amount EUR '000's	Year end Positive Fair value amount EUR '000's	Year end Positive Book value amount EUR '000's	Year end Negative Fair value amount EUR '000's	Year end Negative Book value amount EUR '000's
Interest rate derivatives					
Interest rate swaps	28,471,388	43,318	1,946	(983,012)	(146,650)
Foreign exchange derivatives					
Cross-currency swaps	2,429,563	181,808	188,752	(173,735)	(94,965)
Forward foreign exchange	276,801	860	852	(7,201)	(7,207)
Total	31,177,752	225,986	191,550	(1,163,948)	(248,822)

31 December 2002	Notional Principal amount EUR '000's	Year end Positive Fair value amount EUR '000's	Year end Positive Book value amount EUR '000's	Year end Negative Fair value amount EUR '000's	Year end Negative Book value amount EUR '000's
Interest rate derivatives					
Interest rate swaps	1,876,376	584	-	216,440	-
Foreign exchange derivatives					
Cross-currency swaps	146,748	913	966	26,276	24,868
Forward foreign exchange					
Total	2,023,124	1,497	966	242,716	24,868

23 Derivatives and other financial instruments – continued

The following table analyses the notional principal amounts and the gross replacement cost of derivative instruments by residual maturity.

31 December 2003	Total EUR '000's	< 1 Year EUR '000's	1–5 Years EUR '000's	> 5 Years EUR '000's
Interest rate derivatives				
Notional principal amount	28,471,388	7,563,062	8,297,546	12,610,780
Gross replacement cost	43,318	140	1,674	41,504
Foreign exchange derivatives				
Notional principal amount – cross currency swaps	2,429,563	36,031	1,217,970	1,175,562
Gross replacement cost – cross currency swaps	181,808	–	71,289	110,519
Notional principal amount – forward foreign exchange	276,801	276,801	–	–
Gross replacement cost – forward foreign exchange	860	860	–	–

31 December 2002	Total EUR '000's	< 1 Year EUR '000's	1–5 Years EUR '000's	> 5 Years EUR '000's
Interest rate derivatives				
Notional principal amount	1,876,376	10,926	811,338	1,054,112
Gross replacement cost	584	35	168	381
Foreign exchange derivatives				
Notional principal amount – cross currency swaps	146,748	5,445	42,314	98,989
Gross replacement cost – cross currency swaps	913	277	636	–

23 Derivatives and other financial instruments – continued

The following table gives the contract amounts and risk-weighted amounts of off-balance sheet transactions. The contract amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts at risk. The risk-weighted amounts have been calculated in accordance with the Irish Financial Services Regulatory Authority (IFSRA) guidelines implementing the Basle agreement on capital adequacy.

	2003 Contract amount € '000	2003 Risk weighted amount € '000	2002 Contract amount € '000	2002 Risk weighted amount € '000
Undrawn formal standby facilities, *credit lines and other commitments to lend*				
1 year and over	–	–	–	–
Less than 1 year	66,233	7,826	–	–
Foreign exchange derivatives				
Hedging	2,706,364	15,444	146,748	905
Interest rate derivatives				
Hedging	28,471,388	17,561	1,876,376	1,293

24 Cash flow statement

A cash flow statement has not been prepared, as the Bank, being a qualifying subsidiary of DEPFA BANK plc, which prepares consolidated financial statements including the Bank, is exempted from so doing under Financial Reporting Standard No. 1.

25 Characteristics of the Asset Pool as at 31 December 2003

The following table analyses the countries where the public credit assets included in the pool are located, the number of public credit assets located in these countries, the nominal amount of the public credit assets in Euro and, based on the amount of those assets outstanding, the percentage of public credit assets located in those countries.
The amount is the nominal amount of the asset adjusted for any unamortised premium/discount.

Country	Number of Assets	€ '000 Amount	Percentage
Austria	5	709,746	6.2 %
Belgium	8	490,872	4.3 %
Canada	7	313,053	2.7 %
Denmark	2	9,501	0.1 %
Finland	39	1,314,070	11.3 %
France	24	1,008,978	8.8 %
Germany	10	929,903	8.1 %
Greece	2	377,299	3.3 %
Iceland	3	48,194	0.4 %
Italy	24	1,958,094	17.0 %
Japan	1	150,000	1.3 %
Netherlands	31	278,005	2.4 %
Portugal	5	256,587	2.2 %
Spain	98	2,401,895	20.8 %
Sweden	5	184,961	1.6 %
Switzerland	4	378,056	3.3 %
USA	37	715,481	6.2 %
TOTAL	305	11,524,695	100 %

26 Currency denomination of assets and liabilites	2003 € '000	2002 € '000
Assets:		
Denominated in Euro	19,729,921	3,311,657
Denominated in currencies other than Euro	5,700,296	1,455,736
Total assets	25,430,217	4,767,393
Liabilities		
Denominated in Euro	19,732,543	3,312,297
Denominated in currencies other than Euro	5,697,674	1,455,096
Total liabilities	25,430,217	4,767,393

27 Reporting currency

The reporting currency used in these financial statements is the Euro, which is denoted by the symbol "€".

28 Related party transactions

The Bank has availed itself of the exemption contained in Financial Reporting Standard No. 8 in respect of subsidiary undertakings, 90% or more of whose voting rights are contained within a group. Consequently, the financial statements do not contain disclosure of transactions with entities within the DEPFA BANK plc Group.

29 Ultimate parent company

The directors regard DEPFA BANK plc, a company registered in the Republic of Ireland, as the ultimate parent company. The largest and smallest group into which the results of the Bank are consolidated is that headed by DEPFA BANK plc.

30 Segmental reporting

The Bank's income and assets are entirely attributable to banking activities in the Republic of Ireland.

31 Comparative figures

In order to conform with the current year's presentation, certain reclasification have been made to the comparative figures.

32 Approval of financial statements

The directors approved the financial statements on 20 February 2004.



DEPFA ACS BANK
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600
Fax +353 1 829-0213
www.depfa.com

DEPFA BANK

REGISTERED/HEAD OFFICES OF THE ISSUERS

DEPFA BANK plc
International House
3 Harbourmaster Place
International Financial Services Centre
Dublin 1
Ireland

DEPFA ACS BANK
International House
3 Harbourmaster Place
International Financial Services Centre
Dublin 1
Ireland

ARRANGER

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA
United Kingdom

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP Paribas
10 Harewood Avenue
London NW1 6AA
United Kingdom

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Commerzbank Aktiengesellschaft
60 Gracechurch Street
London EC3V 0HR
United Kingdom

Credit Suisse First Boston (Europe) Limited
One Cabot Square
Canary Wharf
London E14 4QJ
United Kingdom

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX
United Kingdom

DEPFA BANK plc
International House
3 Harbourmaster Place
International Financial Services Centre
Dublin 1
Ireland

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Dresdner Bank Aktiengesellschaft
Jürgen-Ponto-Platz 1
60301 Frankfurt am Main
Germany

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

Lehman Brothers International (Europe)
25 Bank Street
London E14 5LE
United Kingdom

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
United Kingdom

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA
United Kingdom

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Nomura International plc
Nomura House
1 St. Martin's-le-Grand
London EC1A 4NP
United Kingdom

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

AUDITORS OF THE ISSUERS

to DEPFA plc as Issuer
PricewaterhouseCoopers
George's Quay
Dublin 2
Ireland

to DEPFA ACS as Issuer
PricewaterhouseCoopers
George's Quay
Dublin 2
Ireland

FISCAL AGENT

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

GERMAN FISCAL AGENT

Deutsche Bank Aktiengesellschaft
Grosse Gallusstrasse 10-14
D-60272 Frankfurt am Main
Germany

PAYING AGENTS

Credit Suisse First Boston
P.O. 900
Uetlibergstrasse 231
CH-8070 Zurich
Switzerland

DEPFA BANK plc
International House
3 Harbourmaster Place
International Financial Services Centre
Dublin 1
Ireland

Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg

COVER ASSETS MONITOR

AIB International Financial Services Limited
AIB International Centre
International Financial Services Centre
Dublin 1
Ireland

LEGAL ADVISERS

To DEPFA plc and DEPFA ACS
as to Irish law
McCann FitzGerald
2 Habourmaster Place
International Financial Services Centre
Dublin 1
Ireland

To the Dealers
as to English law
Clifford Chance Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ
United Kingdom

AUTHORISED ADVISER AND LISTING AGENTS

Authorised Adviser in London and Dublin Listing Agent
Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Frankfurt Listing Agent
Deutsche Bank Aktiengesellschaft
Grosse Gallusstrasse 10-14
D-60272 Frankfurt am Main
Germany

Printed by **St Ives Burrups** B756690/14630
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

EXECUTION COPY

Pricing Supplement dated 5 August 2004 **Series Number: 595**

DEPFA Bank Plc
DEPFA ACS Bank

Issue of EUR 5,000,000 Callable Range Accrual Notes due 5 August 2014
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA Bank Plc
2.	(i)	Series Number:	595
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 5,000,000
	(ii)	Tranche:	EUR 5,000,000
5.	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 100,000
7.	(i)	Issue Date:	5 August 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		5 August 2014
9.	Interest Basis:		Fixed Rate, subject to 16 below (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Issuer Call (further particulars specified below)
13.	Status of the Instruments:		Unsecured, Unsubordinated
14.	Listing:		Dublin
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rates of Interest:	The annual rates of interest determined by the Calculation Agent to be equal to the product of 5.63 per cent. and the fraction of which the numerator is the aggregate number of Qualifying Days in each Interest Period, and the denominator is the actual number of days in such Interest Period (provided always that such fraction shall not be less than zero or greater than 1), payable semi-annually in arrear. As used in this Pricing Supplement: "**Qualifying Day**" means, as determined by the Calculation Agent, each day which occurs during the period from (and including) the Issue Date to (but excluding) the Maturity Date where the EURIBOR Rate as determined by the Calculation Agent with respect to such date is both (1) greater than, or equal to, 0.00 per cent. per annum and (2) less than, or equal to 6.00 per cent. If any day during the period is not a Relevant Business Day, the EURIBOR Rate for the immediately preceding Relevant Business Day shall apply for that day. "**EURIBOR Rate**" means, with respect to any day and as determined by the Calculation Agent, (a) the rate for deposits in Euros for a period of six months which appears on the Reuters Screen EURIBOR01 Page as of 11.00 a.m., Brussels time, on such day or, if no such rate appears on Reuters Screen EURIBOR01 Page; (b) the rate determined in accordance with "EUR-EURIBOR-Reference Banks" (as defined in the Annex to the 2000 ISDA Definitions) on the basis that (a) the reference to "Reset Date" shall be deleted and replaced with "day"; (b) the words "on the day that is two TARGET Settlement Days preceding that Reset Date" in the third and fourth lines shall be deleted and replaced with "on that day"; (c) all references to "EUR-EURIBOR-Telerate" shall be deleted and replaced with "Reuters Screen EURIBOR01 Page"; (d) the Designated Maturity is a period of six months; and (e) "Representative Amount" is construed in accordance with the 2000

			ISDA Definitions. The EURIBOR Rate as determined by the Calculation Agent on the date which is five Relevant Business Days prior to each Interest Payment Date will apply to each day from that date to and excluding such Interest Payment Date. **"Relevant Business Day"** means a TARGET Business Day
	(ii)	Interest Payment Dates:	5 February and 5 August in each year. For the purposes of payments (but not for the purposes of calculating the last day of an Interest Period) this is subject to the Modified Following Business Day Convention
	(iii)	Fixed Coupon Amounts:	Not Applicable
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30/360 (unadjusted)
	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
17.	**Floating Rate Instrument Provisions**		Not Applicable
18.	**Zero Coupon Instrument Provisions**		Not Applicable
19.	**Index-Linked Interest Instrument Provisions**		Not Applicable
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	5 February and 5 August in each year, the first such date being 5 February 2005, all subject to adjustment in accordance with the Modified Following Business Day Convention
	(ii)	Optional Redemption Amount(s) of each Instrument and method, if any, of calculation of such amount(s):	Aggregate Nominal Amount
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period (if other than as set out in the Conditions):	Five prior Relevant Business Days

22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	Par
24.	**Early Redemption Amount** Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable

29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Banc of America Securities Limited
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0197493397
38.	Common Code:	19749339
39.	German Securities Code (*WKN*):	A0DAVS
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG London
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc (as from 5 August 2004).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....
Duly authorised Duly authorised

Pricing Supplement dated 11 August 2004 **Series Number: 597**

DEPFA Bank Plc
DEPFA ACS Bank

Issue of EUR 5,130,000 3 Year Callable Range Accrual Note
under the
EUR 15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum date 30 July 2004. This Pricing Supplement must be read in conjunction with such Information Memorandum.

1.	Issuer:	DEPFA Bank Plc
2.	Series Number:	597
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	
	Series:	EUR 5,130,000
5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	Net proceeds:	EUR 5,130,000
6.	Specified Denominations:	EUR 10,000
7.	Issue Date:	13 August 2004
8.	Maturity Date:	13 August 2007
9.	Interest Basis:	Index linked/Formula (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call (further particulars specified below)
13.	Status of the Instruments:	Senior unsubordinated
14.	Listing:	The Irish Stock Exchange
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Not Applicable
17.	**Floating Rate Instrument Provisions**	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions**	Applicable

(i) Index/Formula:

The Rate of Interest shall be the rate (expressed as a percentage on a per annum basis) calculated by the Calculation Agent on the last day of each Observation Period in accordance with the following formula:

$$\text{Rate of Interest} = \text{Rate x} \left(\frac{n}{N}\right)$$

Where:

"Rate" means, in respect of each Interest Period, 4.25 per cent. per annum;

"n" is, in relation to each Interest Period, the number of Business Days in the Observation Period relating to such Interest Period on which the Reference Rate in respect of each such Business Day is equal to or above the Low Barrier and is equal to or below the High Barrier;

"N" is the total number of Business Days in the Interest Period;

"Low Barrier" means 0.00 per cent;

"High Barrier" means in respect of each Interest Period set out in the table below the corresponding rate:

Interest Period	High Barrier
The two Interest Periods falling in the period from and including the Issue Date to, but excluding, 13 February 2005;	3 per cent. per annum

The two Interest Periods from and including 13 February 2005 to, but excluding, 13 August 2005;	3.25 per cent. per annum
The Interest Period from and including 13 August 2005 to, but excluding, 13 November 2005;	3.5 per cent. per annum
The Interest Period from and including 13 November 2005 to, but excluding, 13 February 2006;	3.75 per cent. per annum
The two Interest Periods falling in the period from and including 13 February 2006 to, but excluding, 13 August 2006;	4 per cent. per annum
The two Interest Periods falling in the period from and including 13 August 2006 to, but excluding, 13 February 2007;	4.25 per cent. per annum
The Interest Period from and including 13 February 2007 to, but excluding, 13 May 2007;	4.50 per cent. per annum
The Interest Period from and including 13 May 2007 to, but excluding, 13 August 2007.	4.75 per cent. per annum

"Business Day" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London, and a TARGET Settlement Day;

" Observation Period" means

(i) in respect of each Interest Period (other than the first Interest Period) the period from, and including, the day that is two Business Days prior to the commencement of such Interest Period to, but excluding, the day that is two

Business Days prior to its termination; and

(ii) in respect of the first Interest Period, the period from, and including, the day that is two Business Days prior to the Issue Date to, but excluding, the day that is two Observation Days prior to its termination

"Reference Rate" means the rate for deposits in euro for 3 months (**"3 Month EURIBOR"**) which appears as of 11:00 a.m., Brussels time, on Reuter Page EURIBOR01 on the relevant Business Day, as determined by the Calculation Agent.
Should the Reuter Page EURIBOR01 (or such other page or service as may replace Reuter Page EURIBOR01) not be available, or 3 Month EURIBOR not be shown on such page as aforesaid, the rate will be determined on the basis of the rates at which deposits in euros are offered by four major banks in the Euro-zone interbank market selected by the Calculation Agent (the **"Reference Banks"**) at approximately 11:00a.m., Brussels time on the relevant Business Day to prime banks in the Euro-zone interbank market for 3 months in an amount equal to the Aggregate Nominal Amount of the Series (a **"Representative Amount"**). The Calculation Agent will request the principal Euro-zone office of each of the Reference Banks to provide a quotation of its rate. If at least two quotations are provided, the rate will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that reset Date will be the arithmetic mean of the rates quoted by major banks in the euro-zone, selected by the Calculation Agent, at approximately 11:00a.m., Brussels time, on the relevant Business Day for loans in euros to leading European Banks for 3 months in a Representative Amount.

(ii)	Calculation Agent responsible for	Credit Suisse First Boston International, London

		calculating the interest due:	
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	Not Applicable
	(iv)	Specified Interest Payment Dates:	Interest is payable in arrear on 13 November, 13 February, 13 May and 13 August in each year commencing on 13 November 2004 to and including 13 August 2007, each subject to adjustment in accordance with the Business Day Convention
	(v)	Business Day Convention:	Following Business Day Convention
	(vi)	Additional Business Centre(s):	Not Applicable
	(vii)	Minimum Rate of Interest:	Not Applicable
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction:	Actual/360
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each Interest Payment Date from and including 13 February 2005.
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100 per cent. of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable

	(b)	Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period (if other than as set out in the Conditions):	Not less than 5 Business Days prior to the Optional Redemption Date specified in the notice for redemption.
22.	**Put Option**		Not Applicable
23.	**Final Redemption Amount**		Par
24.	**Early Redemption Amount**		
	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):		As set out in the Terms and Conditions

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable

30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Credit Suisse First Boston (Europe) Limited
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0197648859
38.	Common Code:	019764885
39.	German Securities Code (*WKN*):	Not Applicable
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	No
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Instruments described herein pursuant to the listing of the EUR 15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA Bank Plc and DEPFA ACS Bank (as from 13 August 2004).

A person who is not a party to the agreement described in this letter has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of such agreement.

Yours faithfully

DEPFA BANK PLC

By:

DEPFA BANK plc
DEPFA ACS BANK

Issue of GBP 25,000,000 Floating Rate Instruments due 14 September 2005
under the
€ 15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement must be read in conjunction with such Information Memorandum.

1.	Issuer:	DEPFA BANK plc
2.	Series Number:	624
3.	Specified Currency or Currencies:	Great Britain Pounds (GBP)
4.	Aggregate Nominal Amount:	25,000,000
5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount
6.	Specified Denomination:	100,000
7.	Issue Date:	14 September 2004
8.	Maturity Date:	14 September 2005
9.	Interest Basis:	Three months GBP LIBOR – 0.05 per cent. Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior

14.	Listing:		The Irish Stock Exchange
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instruments Provisions**		Not Applicable
17.	**Floating Rate Instrument Provisions**		Applicable
	(i)	Specified Interest Payment Dates:	14 December 2004, 14 March 2005, 14 June 2005 and the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention
	(ii)	Business Day Convention:	Modified Following Business Day Convention, Adjusted
	(iii)	Additional Business Centre(s):	London, TARGET
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s)	Fiscal Agent
	(vi)	Screen Rate Determination:	
		- Reference Rate:	Three months GBP LIBOR
		- Interest Determination Date(s):	First Day of the Relevant Interest Period
		- Relevant Screen Page:	Telerate 3750
	(vii)	ISDA Determination:	Not Applicable
	(viii)	Margin(s):	- 0.05 per cent. per annum
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	act/365
	(xii)	Fall back provisions, rounding provisions, denominator and any	Not Applicable

	other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	
18.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions**	Not Applicable
20.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	100 per cent. per Instrument of GBP 100,000 specified Denominations
24.	**Early Redemption Amount**	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No

28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each Instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Deutsche Bank AG London
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0200959111
38.	Common Code:	020095911
39.	German Securities Code (*WKN*):	Not applicable
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG

43. Additional Paying Agent(s) (if any): Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the € 15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 14 September 2004).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....
Duly authorised Duly authorised

Pricing Supplement dated 15 October 2004 **Series Number: 636**

DEPFA BANK plc
DEPFA ACS BANK

Issue of EUR 9,000,000 Callable Range Accrual Notes due 15 October 2008
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	636
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 9,000,000
	(ii)	Tranche:	EUR 9,000,000
5.	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 50,000
7.	(i)	Issue Date:	15 October 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	15 October 2004
8.	Maturity Date:		15 October 2008
9.	Interest Basis:		Fixed Rate, subject to 16 below (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Issuer Call (further particulars specified below)
13.	Status of the Instruments:		Senior, Unsecured, Unsubordinated
14.	Listing:		The Irish Stock Exchange
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. **Fixed Rate Instrument Provisions** — Applicable

(i) Rates of Interest:

The annual rates of interest determined by the Agent Bank to be equal to the product of 4.50 per cent. and the fraction of which the numerator is the aggregate number of Qualifying Days in each Interest Period, and the denominator is the actual number of days in such Interest Period (provided always that such fraction shall not be less than zero or greater than 1), payable quarterly in arrear.

As used in this Pricing Supplement:

"**Qualifying Day**" means, as determined by the Agent Bank, each day which occurs during the period from (and including) the Issue Date to (but excluding) the Maturity Date where the EURIBOR Rate as determined by the Agent Bank with respect to such date (or, if such date is not a Relevant Business Day, the immediately preceding Relevant Business Day) is both (1) greater than, or equal to, 0.00 per cent. per annum and (2) less than, or equal to:

Interest Period 1: 3.00 per cent.
Interest Period 2: 3.75 per cent.
Interest Period 3: 4.25 per cent.
Interest Period 4: 4.75 per cent.

"Interest Period 1" means from and including the Issue Date to but excluding the Interest Payment Date falling in October 2005.

"Interest Period 2" means from and including the Interest Payment Date falling in October 2005 to but excluding the Interest Payment Date falling in October 2006.

"Interest Period 3" means from and including the Interest Payment Date falling in October 2006 to but excluding the Interest Payment Date falling in October 2007.

"Interest Period 4" means from and including the Interest Payment Date falling in October 2007 to but excluding the Maturity Date.

		"EURIBOR Rate" means, with respect to any day and as determined by the Agent Bank, (a) the rate for deposits in Euros for a period of six months which appears on the Reuters page EURIBOR01 as of 11.00 a.m., Brussels time, on such day or, if no such rate appears on Reuters page EURIBOR01 (b) the rate determined in accordance with "EUR-EURIBOR-Reference Banks" (as defined in the 2000 ISDA Definitions) on the basis that the Reset Date is the day two TARGET Settlement Days (as defined in the 2000 ISDA Definitions) following such day, the Designated Maturity is a period of six months, each reference to the Calculation Agent is construed as a reference to the Agent Bank and "Representative Amount" is construed in accordance with the 2000 ISDA Definitions. The EURIBOR Rate as determined by the Agent Bank on the date which is two Relevant Business Days prior to each Interest Payment Date will be the EURIBOR Rate applicable to each Relevant Business Day from that date to and excluding such Interest Payment Date. **"Relevant Business Day"** means a TARGET Business Day
	(ii) Interest Payment Dates:	15 January, 15 April, 15 July and 15 October in each year, subject to the Modified Following Business Day Convention
	(iii) Fixed Coupon Amounts:	Not Applicable
	(iv) Broken Amount(s):	Not Applicable
	(v) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Day Count Fraction: Actual/Actual (ISMA) (unadjusted)
17.	**Floating Rate Instrument Provisions**	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions**	Not Applicable
20.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Applicable

(i)	Optional Redemption Date(s):	15 January, 15 April, 15 July and 15 October in each year, the first such date being 15 January 2005, all subject to adjustment in accordance with the Modified Following Business Day Convention
(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Aggregate Nominal Amount
(iii)	If redeemable in part:	
	(a) Minimum Redemption Amount:	Not Applicable
	(b) Maximum Redemption Amount:	Not Applicable
(iv)	Notice period (if other than as set out in the Conditions):	Five prior Relevant Business Days

22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount**	Par
24.	**Early Redemption Amount** Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	HSBC Bank plc
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0202309752
38.	Common Code:	020230975
39.	German Securities Code (*WKN*):	Not Applicable
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG London
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 15 October 2004).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... Duly authorised

By: Noel Reynolds Duly authorised

Pricing Supplement dated 18 October 2004 **Series Number: 641**

DEPFA BANK plc
DEPFA ACS BANK
Issue of USD20,000,000 Capped and Floored Floating Rate Instruments
due 20 October 2009
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:	DEPFA BANK plc
2.	Series Number:	641
3.	Specified Currency or Currencies:	United States Dollars ("USD").
4.	Aggregate Nominal Amount:	USD 20,000,000
5.	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	USD20,000,000
6.	Specified Denominations:	USD 100,000.
7.	(i) Issue Date:	20 October 2004
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:	20 October 2009, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention.
9.	Interest Basis:	USD-LIBOR-BBA Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior Unsubordinated
14.	Listing	The Irish Stock Exchange
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Not Applicable
17.	**Floating Rate Instrument Provisions**	Applicable
	(i) Specified Interest Payment Dates:	Interest Periods: 3 months. Interest is payable on 20 January, 20 April, 20 July and 20 October in each year subject to adjustment for payment only in accordance with the Business Day Convention.
	(ii) Business Day Convention:	Modified Following Business Day Convention.
	(iii) Additional Business Centres:	London, TARGET and New York
	(iv) Manner in which the Rate(s) of Interest is to be determined:	ISDA Determination.
	(v) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Not Applicable
	(vi) Screen Rate Determination:	Not applicable.
	(vii) ISDA Determination:	
	- Floating Rate Option:	USD-LIBOR-BBA.
	- Designated Maturity:	3 months.
	- Reset Date:	The first day of each Interest Period

	(viii) Margin(s):	Not applicable
	(ix) Minimum Rate of Interest:	3.00 per cent.
	(x) Maximum Rate of Interest:	5.20 per cent.
	(xi) Day Count Fraction:	30/360 (unadjusted).
	(xii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per the 2000 ISDA Definitions for USD-LIBOR-Reference Banks.
18.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions**	Not Applicable
20.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	USD100,000 per Instrument of USD100,000 Specified Denomination
24.	**Early Redemption Amount**	As per the Conditions
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the

		Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, TARGET and New York
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Citicorp International Limited
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0203185383
38.	Common Code:	020318538

39.	German Securities Code (*WKN*):	Not applicable.
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not applicable.
41.	Delivery:	Delivery against payment
42.	Fiscal Agent/German Fiscal Agent:	Deutsche Bank AG, London
43.	Additional Paying Agent(s) (if any):	Not Applicable.

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments for DEPFA BANK plc and DEPFA ACS Bank (as from 20 October 2004)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc

By: .... By: ...Noel Reynolds...
Duly authorised Duly authorised

Pricing Supplement dated 4 August 2004 **Series Number: 596**

DEPFA BANK plc
DEPFA ACS BANK

Issue of EUR 13,000,000 Accrual Range Notes due 6 August 2007
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:	DEPFA BANK plc
2.	Series Number:	596
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	
	Series:	EUR 13,000,000
5.	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	EUR 13,000,000
6.	Specified Denominations:	EUR 50,000
7.	Issue Date:	6 August 2004
8.	Maturity Date:	6 August 2007
9.	Interest Basis:	Index Linked Interest (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call (further particulars specified below)

13.	Status of the Instruments:	Senior Unsecured Unsubordinated
14.	Listing:	The Official List of the United Kingdom Listing Authority
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Not Applicable
17.	**Floating Rate Instrument Provisions**	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions**	Applicable
	(i) Index/Formula:	The Instruments shall bear interest at a percentage rate per *annum*, calculated as per the formula set out below: 4.75 % x n/N where: "n" is the number of calendar days in the Observation Period where the Index is fixed within the Accrual Range, and "N" is the total number of calendar days in the Observation Period For any non-Business Day in any Observation Period, Index observation for the immediately preceding Business Day will apply. No interest will accrue on those days on which the Index is fixed (or is deemed to have been fixed) outside the Accrual Range.

Observation Period means the period of time commencing and including on the fifth Business Days prior to the start of the applicable Interest Period to but excluding the fifth business days prior to end of such Interest Period;

Accrual Range means for two subsequent Interest Periods called "Semester":

1st Semester:	0%-3.00% (inclusive)
2nd Semester:	0%-3.25% (inclusive)
3rd Semester:	0%-3.50% (inclusive)
4th Semester:	0%-3.75% (inclusive)
5th Semester:	0%-4.00% (inclusive)
6th Semester:	0%-4.25% (inclusive)

Index is the 3 month EUR EURIBOR rate, 3 month EUR EURIBOR will be determined as per Reuters Page "EURIBOR01" at or around 11.00 a.m. Brussels time;

(ii)	Calculation Agent responsible for calculating the interest due:	Barclays Bank PLC
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	If the 3 month EUR EURIBOR is not published, the Calculation Agent will determine the Coupon in its discretion in accordance with market practice.
(iv)	Specified Interest Payment Dates:	Interest is payable quarterly in arrears on every 6 February, 6 May, 6 August and 6 November, commencing from and including 6 November 2004 up to and including the Maturity Date
(v)	Business Day Convention:	Modified Following Business Day Convention
(vi)	Additional Business Centre(s):	TARGET
(vii)	Minimum Rate of Interest:	0.00 per cent. per annum

	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction:	The applicable Day Count Fraction for the calculation of Interest will be Act/Act (ISMA), unadjusted.
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	The issuer has the right to call the bonds in whole (but not in part) at par quarterly on each Interest Payment Date commencing from and including 6 February 2005, giving 5 TARGET Business days prior notice.
	(ii)	Optional Redemption Amount of each Instrument and method, if any, of calculation of such amount(s):	EUR 50,000 per Instrument of EUR 50,000 Specified Denomination
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period (if other than as set out in the Conditions):	5 Business days
22.	**Put Option**		Not Applicable
23.	**Final Redemption Amount**		EUR 50,000 per Instrument of EUR 50,000 Specified Denomination
24.	**Early Redemption Amount**		
	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):		as set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Barclays Bank PLC
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0197522328

38.	Common Code:	019752232
39.	German Securities Code (*WKN*):	
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, *société anonyme*, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG London
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 6 August 2004)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....

Duly authorised Duly authorised

Pricing Supplement dated 23 August 2004 **Series Number: 611**

DEPFA BANK plc
DEPFA ACS BANK
Issue of PLN 40,000,000 5.25 per cent. Instruments due 2006
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments
(to be consolidated and form a single Series with the PLN 100,000,000 5.25 per cent. Instruments due 2006 issued on 7 April 2004 (the "Original Instruments"))

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. This Pricing Supplement must be read in conjunction with such Information Memorandum dated 30 July 2004 save in respect of the Terms and Conditions which are to be read in conjunction with the Information Memorandum dated 1 August 2003. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 1 August 2003.

1.	Issuer:	DEPFA BANK plc
2.	(i) Series Number:	611
	(ii) Tranche Number: (If fungible with an existing Series, details of that Series, including the date on which the Instruments become fungible).	2 (to be consolidated and form a single Series with the Original Instruments)
3.	Specified Currency or Currencies:	Polish Zloty ("**PLN**")
4.	Aggregate Nominal Amount:	
	(i) Series:	PLN 140,000,000
	(ii) Tranche:	PLN 40,000,000
5.	(i) Issue Price:	98.275 per cent. of the Aggregate Nominal Amount plus accrued interest for 141 days
	(ii) Net proceeds:	PLN 38,860,000 plus accrued interest in the amount of 811,232.88 (less agreed expenses)
6.	Specified Denominations:	PLN 1,000
7.	Issue Date:	26 August 2004

8.	Maturity Date:	7 April 2006
9.	Interest Basis:	5.25 per cent. Fixed Rate
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior, direct, unconditional, unsubordinated and unsecured
14.	Listing:	Application will be made to admit the Instruments to listing on the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate of Interest:	5.25 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	7 April in each year commencing on 7 April 2005
	(iii) Fixed Coupon Amount:	PLN 52.50 per PLN 1,000 in Nominal Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Actual/Actual Condition 6 applies
17.	**Floating Rate Instrument Provisions**	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions**	Not Applicable
20.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount**	Par
24.	**Early Redemption Amount**	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Par. The Issuer may redeem the Instruments prior to the Maturity Date in the event of the imposition of withholding taxes in the Republic of Ireland affecting the Instruments. Condition 10 (b) applies.

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for interests in a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Warsaw, TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No.
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable

30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Applicable TEFRA rule – TEFRA D

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Deutsche Bank AG London; Commerzbank Aktiengesellschaft Dresdner Bank AG London Branch; DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt Am Main; Royal Bank of Canada Europe Limited; The Toronto-Dominion Bank
	(ii)	Stabilising Manager (if any):	None
34.		If non-syndicated, name of Dealer:	Not Applicable
35.		Additional selling restrictions:	For the purposes of the issue of the Instruments, the provisions of Schedule 1 (*Selling Restrictions*) of the Dealership Agreement shall be amended by the insertion of the following: "**Republic of Poland** The Notes may not be offered or sold in the Republic of Poland except in accordance with the Foreign Exchange Act of December 18, 1998 (as amended) and with the provisions of the executive ordinance issued by the Minister of Finance of January 8, 1999 and under the circumstances that do not constitute a public trading in securities within the meaning of the Act on Public Trading in Securities dated August 21, 1997 (as amended) and executive regulations issued

thereunder. The Notes have not been, and will not be admitted to public trading in securities by Komisja Papierow *Wartosciowych I Gield* (Polish Securities and Exchange Commission) nor will they be registered with it.

Republic of Italy

Each Manager has represented and agreed that the offering of the Notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of the Offering Circular or of any other document relating to the Notes be distributed in the Republic of Italy, except:

(i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended; or

(ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "Financial Services Act") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Each Manager has further represented and agreed that any offer, sale or delivery of the Notes or distribution of copies of the Offering Circular or any other document relating to the Notes in the Republic of Italy under (i) or (ii) above must be:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of September 1,

1993 (the "Banking Act"), as amended; and

(b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy pursuant to which the issue on the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and

(c) in accordance with any other applicable laws and regulations."

OPERATIONAL INFORMATION

36. ISIN Code: The Instruments will be fungible with the Original Instruments upon and to the extent that the Temporary Global Instrument is exchanged for interests in the Permanent Global Instrument. Until such exchange, the Instruments will have a temporary ISIN Code XS0199448241, and following such exchange the Instruments will have the same ISIN Code as the Original Instruments (XS0189519837).

37. Common Code: The Instruments will be fungible with the Original Instruments upon and to the extent that the Temporary Global Instrument is exchanged for interests in the Permanent Global Instrument. Until such exchange, the Instruments will have a temporary Common Code 019944824, and following such exchange the Instruments will have the same Common Code as the Original Instruments (018951983).

38.	German Securities Code (*WKN*):	Not Applicable
39.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
40.	Delivery:	Delivery against payment
41.	Fiscal Agent	Deutsche Bank AG London
42.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS Bank (as from 26 August 2004)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....

Duly authorised — Duly authorised

MTN 553

~~ACS MTN 13~~

EXECUTION COPY

Pricing Supplement dated 2 November 2004 **Series Number: 654**

DEPFA BANK plc
DEPFA ACS BANK

Issue of AUD 100,000,000 5.50 per cent. Instruments due 5 November 2007
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:	DEPFA BANK plc
2.	(i) Series Number:	654
	(ii) Tranche Number: (If fungible with an existing Series, details of that Series, including the date on which the Instruments become fungible).	1
3.	Specified Currency or Currencies:	Australian Dollars ("AUD")
4.	Aggregate Nominal Amount:	AUD 100,000,000
5.	(i) Issue Price:	101.01 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	AUD 99,635,000 (less agreed expenses)
6.	Specified Denominations:	AUD 1,000 AUD 10,000 AUD 100,000
7.	Issue Date:	5 November 2004
8.	Maturity Date:	5 November 2007
9.	Interest Basis:	5.50 per cent. Fixed Rate
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment	Not Applicable

	Basis:	
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior
14.	Listing:	Application will be made to admit the Instruments to listing on the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	5 November in each year, commencing with the Interest Payment Date falling in November 2005
	(iii) Fixed Coupon Amount(s):	AUD 55.00 per AUD 1,000 in Nominal Amount; AUD 550.00 per AUD 10,000 in Nominal Amount; AUD 5,500.00 per AUD 100,000 in Nominal Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	Actual/Actual (ISMA)
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
17.	**Floating Rate Instrument Provisions**	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions**	Not Applicable
20.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	Par
24.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Par. Condition 10(b) applies.

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Sydney, London, Target and Melbourne
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable

30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Condition 19 (*Further Issues*) applies
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Royal Bank of Canada Europe Limited; Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.; UBS Limited; Banca IMI S.p.A.; Bank Vontobel AG, Zurich; Banque et Caisse d'Epargne de l'Etat, Luxembourg; Commonwealth Bank of Australia; Credit Suisse First Boston (Europe) Limited; Daiwa Securities SMBC Europe Limited; Deutsche Bank AG London; ING Belgium SA/NV; KBC Bank NV; WestLB AG; WGZ-Bank Westdeustche Genossenschafts-Zentralbank eG; Zurich Cantonal Bank
	(ii) Stabilising Manager (if any):	Royal Bank of Canada Europe Limited
34.	If non-syndicated, name of Dealer:	Not Applicable
35.	Additional selling restrictions:	For the purposes of the issue of the Instruments, the provisions of Schedule 1 (*Selling Restrictions*) of the Dealership Agreement shall be amended by the insertion of the following: "**Australia** No prospectus or other disclosure document (as defined in The Corporations Act 2001 of Australia) in relation to the Programme or the Instruments has been lodged with the Australian

Securities and Investments Commission ("**ASIC**") or the Australian Stock Exchange Limited. Each Manager has represented and agreed that it: (i) has not (directly or indirectly) offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Instruments in Australia (including an offer or invitation which is received by a person in Australia); and (ii) has not distributed or published, and will not distribute or publish, any draft, preliminary or definitive offering memorandum, advertisement or other offering material relating to the Instruments in Australia unless (1) the minimum aggregate consideration payable by each offeree or invitee is at least AUD 500,000 (or its equivalent in other currencies, but disregarding any moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with part 6D.2 of The Corporations Act 2001 of Australia, (2) such action complies with all applicable laws, regulations and directives, and (3) does not require any document to be lodged with the ASIC.

In addition, each Manager has agreed that it will not sell Instruments to any person if, at the time of sale the Manager knew or had reasonable grounds to suspect that as a result of such sale, any Instruments or an interest in any Instruments were being, or would later be, acquired (directly or

indirectly) by an associate of the Issuer within the meaning of Section 128F of the Income Tax Assessment Act 1936 of Australia."

36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0204253693
38.	Common Code:	020425369
39.	German Securities Code (*WKN*):	A0DEUU
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent	Deutsche Bank AG
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 5 November 2004)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....

Duly authorised Duly authorised

Pricing Supplement dated 8 November 2004 **Series Number: 657**

DEPFA BANK plc
DEPFA ACS BANK

Issue of EUR10,000,000 Floating Rate Instruments due 2009 (the "Instruments")
under the
EUR15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	657
	(ii)	Tranche Number: (If fungible with an existing Series, details of that Series, including the date on which the Instruments become fungible).	1
3.	Specified Currency or Currencies:		Euro ("**EUR**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR10,000,000
	(ii)	Tranche:	EUR10,000,000
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR10,000,000
6.	Specified Denominations:		EUR10,000
7.	(i)	Issue Date:	10 November 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	10 November 2004
8.	Maturity Date:		The Interest Payment Date falling in November 2009
9.	Interest Basis:		3 month EURIBOR + 0.23 per cent. Floating Rate subject to a

			Maximum Rate of Interest (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable
13.	Status of the Instruments:		Senior
14.	Listing:		The Official List of the United Kingdom Listing Authority
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**		Not Applicable
17.	**Floating Rate Instrument Provisions**		Applicable
	(i)	Specified Interest Payment Dates:	Interest is payable quarterly in arrear on 10 February, 10 May, 10 August and 10 November in each year, subject always to the Business Day Convention specified below. The first such Interest Payment Date will be 10 February 2005.
	(ii)	Business Day Convention:	Following Business Day Convention
	(iii)	Additional Business Centre(s):	London
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Not Applicable
	(vi)	Screen Rate Determination:	
		- Reference Rate:	3 month EURIBOR
		- Interest Determination Date(s):	11:00 a.m. (Brussels time) two TARGET Business Days prior to the first day of each Interest

			Period
		- Relevant Screen Page:	Moneyline Telerate page 248
	(vii)	ISDA Determination:	
		- Floating Rate Option:	Not Applicable
		- Designated Maturity:	Not Applicable
		- Reset Date:	Not Applicable
	(viii)	Margin(s):	+0.23 per cent. per annum
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	The Rate of Interest for each Interest Period after the first Interest Period will not exceed the Rate of Interest for the immediately preceding Interest Period by more than 0.21 per cent. per annum.
	(xi)	Day Count Fraction:	30/360, adjusted
	(xii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	Not Applicable
18.	**Zero Coupon Instrument Provisions**		Not Applicable
19.	**Index-Linked Interest Instrument Provisions**		Not Applicable
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	EUR10,000 per Instrument of EUR10,000 Specified Denomination

24.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	The Royal Bank of Scotland plc

35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0204416407
38.	Common Code:	020441640
39.	German Securities Code (*WKN*):	Not Applicable
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	Deutsche Bank AG
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the EUR15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 10 November 2004)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....

Duly authorised Duly authorised

Pricing Supplement dated 6 December 2004 | Series Number: 680

DEPFA BANK plc

DEPFA ACS BANK

Issue of EUR 10,000,000
Callable Floating Rate Instruments due December 2009
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:	DEPFA BANK plc
2.	Series Number:	680
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate Nominal Amount:	
	(i) Series:	EUR 10,000,000
	(ii) Tranche:	EUR 10,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR 1,000
7.	Issue Date:	09 December 2004
8.	Maturity Date:	The Specified Interest Payment Date falling in December 2009
9.	Interest Basis:	Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call (further particulars specified below)

13.	Status of the Instruments:		Senior Unsecured Unsubordinated.
14.	Listing:		London
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**		Not Applicable
17.	**Floating Rate Instrument Provisions**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	Quarterly. 9 March, 9 June, 9 September and 9 December in each year from and including 9 March 2005 to and including 9 September 2009.
	(ii)	Business Day Convention:	Modified Following Business Day Convention but without adjustment to the Interest Amounts due or to any Specified Period.
	(iii)	Additional Business Centre(s):	TARGET
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	BNP Paribas
	(vi)	Screen Rate Determination:	
		- Reference Rate:	See Annex
		- Interest Determination Date(s):	See Annex
		- Relevant Screen Page:	See Annex
	(vii)	ISDA Determination:	
		- Floating Rate Option:	Not Applicable
		- Designated Maturity:	Not Applicable
		- Reset Date:	Not Applicable
	(viii)	Margin(s):	Not Applicable

	(ix)	Minimum Rate of Interest:	0.00 per cent. per annum.
	(x)	Maximum Rate of Interest:	See Annex
	(xi)	Day Count Fraction:	30/360
	(xii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	As set out in the Conditions
18.	**Zero Coupon Instrument Provisions**		Not Applicable
19.	**Index-Linked Interest Instrument Provisions**		Not Applicable
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each Interest Payment Date or Specified Interest Payment Date, as the case may be, from and including the Interest Payment Date falling in March 2005 to and including the Specified Interest Payment Date falling in September 2009.
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	EUR 1,000 per Specified Denomination
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period (if other than as set out in the Conditions):	Not less than 5 (five) TARGET Business Days prior to the relevant Optional Redemption Date.
22.	**Put Option**		Not Applicable

23.	**Final Redemption Amount**	Par
24.	**Early Redemption Amount**	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable

	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	BNP Paribas
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0207146035
38.	Common Code:	20714603
39.	German Securities Code (*WKN*):	Not Applicable
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	German Fiscal Agent:	Deutsche Bank AG London
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 9 December 2004).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....

Duly authorised Duly authorised

ANNEX

FLOATING RATE NOTE PROVISIONS

The per annum Rate of Interest for each Interest Period shall be a percentage rate determined by the Calculation Agent in accordance with the following formula:

4.70% x (Range / Total)

DEFINITIONS

"**Business Day**" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London.

"**Calculation Agent**" means BNP Paribas.

"**Index**" means in respect of any day in an Observation Period, six month EURIBOR as appearing on the Relevant Screen Page as of 11.00 a.m., London time, provided that the rate determined as the Index for the day that is three days prior to the end of each Observation Period shall also be the applicable rate for the Index for the days that are two and one day(s) prior to the end of such Observation Period and provided further that the Index for any day on which such rate is not published, including Saturdays, Sundays and non-London Business Days, shall be the rate determined as the Index for the immediately preceding London Business Day.

"**Lower Barrier**" means 0.00 (zero) per cent.

"**Observation Period**" means each day during the period from and including the day that is two Business Days preceding the first day of the relevant Specified Period to but excluding the day that is two Business Days preceding the last day of such Specified Period.

"**Range**" means the number of calendar days from and including the first day of the relevant Observation Period to but excluding the day on which such Observation Period ends on which the Index is equal to or higher than the Lower Barrier but is not higher than the Upper Barrier.

"**Relevant Screen Page**" means Reuters page EURIBOR01.

"**Total**" means the total number of calendar days from and including the first day of the relevant Observation Period to but excluding the day on which such Observation Period ends.

"**Upper Barrier**" means the rate set out in the table below.

Interest Period(s) commencing in:	**Upper Barrier**
December 2004 to December 2005 inclusive	3.00 per cent.
December 2005 to December 2006 inclusive	3.50 per cent.
December 2006 to December 2007 inclusive	4.00 per cent.
December 2007 to December 2008 inclusive	4.25 per cent.
December 2008 to December 2009 inclusive	4.50 per cent.

Pricing Supplement dated 28 June 2004 **Series Number: 582**

DEPFA BANK plc
DEPFA DEUTSCHE PFANDBRIEFBANK AG

Issue of JPY 2,500,000,000 Fixed Rate Instruments due 30 June 2006
under the
€25,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 1 August 2003. This Pricing Supplement must be read in conjunction with such Information Memorandum.

1.		Issuer:	DEPFA BANK plc
2.	(i)	Series Number:	582
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Japanese Yen ("JPY")
4.		Aggregate Nominal Amount:	
	(i)	Series:	JPY 2,500,000,000
	(ii)	Tranche:	JPY 2,500,000,000
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	JPY 2,500,000,000
6.		Specified Denominations:	JPY 1,000,000
7.	(i)	Issue Date:	1 July 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.		Maturity Date:	30 June 2006
9.		Interest Basis:	Fixed Rate
10.		Redemption/Payment Basis:	Redemption at par
11.		Change of Interest or Redemption/Payment	Not Applicable

	Basis:	
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior Unsubordinated
14.	Listing:	The Regulated Market (*Geregelter Markt*) of the Frankfurt Stock Exchange
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate(s) of Interest:	From 1 July 2004 (inclusive) to 30 June 2006 (exclusive): 0.01 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	30 June in each year subject to the Following Business Day Convention
	(iii) Fixed Coupon Amount(s):	As per 30 June 2005: JPY 99.73 per JPY 1,000,000 in Nominal Amount As per 30 June 2006: JPY 100.00 per JPY 1,000,000 in Nominal Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Actual/365 (Fixed) In the case of an Interest Payment Date being postponed in accordance with the Following Business Day Convention, the amount of interest payable shall be **unadjusted**.
17.	**Floating Rate Instrument Provisions**	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Not Applicable

19.	**Index-Linked Interest Instrument Provisions**	Not Applicable
20.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount**	Par
24.	**Early Redemption Amount**	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Par

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, Tokyo and TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each	Not Applicable

	payment is to be made:	
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Commerzbank Aktiengesellschaft, London Branch
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	DE000A0BECP2
38.	Common Code:	19571238
39.	German Securities Code (*WKN*):	A0BECP
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	German Fiscal Agent:	DEPFA Deutsche Pfandbriefbank AG
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Instruments described herein pursuant to the listing of the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA Deutsche Pfandbriefbank AG and DEPFA ACS BANK (as from 1 July 2004)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By:	By: ....
Duly authorised	Duly authorised

DEPFA BANK plc

DEPFA ACS BANK

Issue of USD 30,000,000 Callable Floating Rate Instruments due September 2009
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

1.	Issuer:	DEPFA BANK plc
2.	Series Number:	619
3.	Specified Currency or Currencies:	United States Dollars ("USD")
4.	Aggregate Nominal Amount:	
	(i) Series:	USD 30,000,000
	(ii) Tranche:	USD 30,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	USD 1,000,000
7.	Issue Date:	15 September 2004
8.	Maturity Date:	The Specified Interest Payment Date falling in September 2009
9.	Interest Basis:	Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Issuer Call (further particulars specified below)
13.	Status of the Instruments:	Senior Unsubordinated.

14.	Listing:		Frankfurt
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**		Not Applicable
17.	**Floating Rate Instrument Provisions**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	Semi-annually 16 March and 16 September in each year from and including 16 March 2005 to and including 16 September 2009.
	(ii)	Business Day Convention:	Modified Following Business Day Convention.
	(iii)	Additional Business Centre(s):	Tokyo, London, New York and TARGET
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Agent]):	Not Applicable
	(vi)	Screen Rate Determination:	
		- Reference Rate:	6 month USD-LIBOR-BBA
		- Interest Determination Date(s):	Two London Business Days prior to the start of each Specified Period at 11.00 a.m. London time
		- Relevant Screen Page:	Telerate page 3750
	(vii)	ISDA Determination:	
		- Floating Rate Option:	Not Applicable
		- Designated Maturity:	Not Applicable
		- Reset Date:	Not Applicable
	(viii)	Margin(s):	+0.52 per cent. per annum.
	(ix)	Minimum Rate of Interest:	Not Applicable

	(x)	Maximum Rate of Interest:	5.50 per cent. per annum.
	(xi)	Day Count Fraction:	ACT/360
	(xii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	As set out in the Conditions
18.	**Zero Coupon Instrument Provisions**		Not Applicable
19.	**Index-Linked Interest Instrument Provisions**		Not Applicable
20.	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	~~Each~~ The Specified Interest Payment Date ~~from and including the Specified Interest Payment Date falling in March 2005 to and including the Specified Interest Payment Date falling~~ in ~~March~~ September 200~~9~~5.
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	USD1,000,000 per Specified Denomination
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period (if other than as set out in the Conditions):	Not less than 5 (five) Tokyo, London, New York and TARGET Business Days prior to the relevant Optional Redemption Date.
22.	**Put Option**		Not Applicable
23.	**Final Redemption Amount**		Par

24.	**Early Redemption Amount**	As set out in Conditions

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Tokyo, London, New York and TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons Mature):	Not Applicable
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	BNP Paribas
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	DE000A0DB8K1
38.	Common Code:	19996328
39.	German Securities Code (*WKN*):	A0DB8K
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	German Fiscal Agent:	Deutsche Bank AG
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 15 September 2004).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....

Duly authorised Duly authorised

Draft, 15 December 2004

Pricing Supplement

Pricing Supplement dated 20 December 2004 **Series Number: 685**

DEPFA BANK plc
DEPFA ACS BANK

Issue of Euro 25,000,000 Multi-callable step-down/step-up Instruments due 22 December 2014
under the
€15,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 30 July 2004. This Pricing Supplement contains the final terms of the Instruments and must be read in conjunction with such Information Memorandum.

(i)	Issuer:	DEPFA BANK plc
(ii)	(i) Series Number:	685
	(ii) Tranche Number: (If fungible with an existing Series, details of that Series, including the date on which the Instruments become fungible)	1
(iii)	Specified Currency or Currencies:	Euro
(iv)	Aggregate Nominal Amount:	
	(i) Series:	Euro 25,000,000
	(ii) Tranche:	Euro 25,000,000
(v)	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	Euro 25,000,000
(vi)	Specified Denominations:	Euro 1,000
(vii)	(i) Issue Date:	22 December 2004
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
(viii)	Maturity Date:	22 December 2014
(ix)	Interest Basis:	**4.25** % p.a. / **3.85** % p.a. / **3.90** % p.a. / **3.95** % p.a. / **4.00** % p.a. / **4.05** % p.a. / **4.10** % p.a. / **4.15** % p.a. / **4.25** % p.a. / **4.50** % p.a. Fixed Rate (further particulars specified below)
(x)	Redemption/Payment Basis:	Redemption at par

(xi)	Change of Interest or Redemption/Payment Basis:	Not Applicable
(xii)	Put/Call Options:	Issuer Call (further particulars specified below)
(xiii)	Status of the Instruments:	Senior, Unsecured
(xiv)	Listing:	The Regulated Market (*Geregelter Markt*) of the Frankfurt Stock Exchange
(xv)	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

(xvi)	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rates of Interest:	22 December 2004 (incl.) to 22 December 2005 (excl.): **4.25** per cent. per annum; 22 December 2005 (incl.) to 22 December 2006 (excl.): **3.85** per cent. per annum; 22 December 2006 (incl.) to 22 December 2007 (excl.): **3.90** per cent. per annum; 22 December 2007 (incl.) to 22 December 2008 (excl.): **3.95** per cent. per annum; 22 December 2008 (incl.) to 22 December 2009 (excl.): **4.00** per cent. per annum; 22 December 2009 (incl.) to 22 December 2010 (excl.): **4.05** per cent. per annum; 22 December 2010 (incl.) to 22 December 2011 (excl.): **4.10** per cent. per annum; 22 December 2011 (incl.) to 22 December 2012 (excl.): **4.15** per cent. per annum; 22 December 2012 (incl.) to 22 December 2013 (excl.): **4.25** per cent. per annum; 22 December 2013 (incl.) to 22 December 2014 (excl.): **4.50** per cent. per annum; payable annually in arrear
	(ii) Interest Payment Date(s):	22 December in each year
	(iii) Fixed Coupon Amount(s):	22 December 2004 (incl.) to 22 December 2005 (excl.): Euro **42.50** per Euro 1,000 in Nominal Amount; 22 December 2005 (incl.) to 22 December 2006 (excl.): Euro **38.50** per Euro 1,000 in Nominal Amount;

			22 December 2006 (incl.) to 22 December 2007 (excl.): Euro **39.00** per Euro 1,000 in Nominal Amount; 22 December 2007 (incl.) to 22 December 2008 (excl.): Euro **39.50** per Euro 1,000 in Nominal Amount; 22 December 2008 (incl.) to 22 December 2009 (excl.): Euro **40.00** per Euro 1,000 in Nominal Amount; 22 December 2009 (incl.) to 22 December 2010 (excl.): Euro **40.50** per Euro 1,000 in Nominal Amount; 22 December 2010 (incl.) to 22 December 2011 (excl.): Euro **41.00** per Euro 1,000 in Nominal Amount; 22 December 2011 (incl.) to 22 December 2012 (excl.): Euro **41.50** per Euro 1,000 in Nominal Amount; 22 December 2012 (incl.) to 22 December 2013 (excl.): Euro **42.50** per Euro 1,000 in Nominal Amount; 22 December 2013 (incl.) to 22 December 2014 (excl.): Euro **45.00** per Euro 1,000 in Nominal Amount;
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	Actual/Actual (ISMA Rule 251)
	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Not Applicable
(xvii)	**Floating Rate Instrument Provisions**		Not Applicable
~~(xviii)~~	~~**Zero Coupon Instrument Provisions**~~		~~Not Applicable~~
(xix)	**Index-Linked Interest Instrument Provisions**		Not Applicable
(xx)	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

(xxi)	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	22 December in each year from and including 22 December 2005 to but excluding 22 December 2014

	(ii)	Optional Redemption Amount of each Instrument and method, if any, of calculation of such amount(s):	Euro 1,000 per Instrument of Euro 1,000 Specified Denomination
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period (if other than as set out in the Conditions):	The Issuer has the right to call the Instruments for early redemption at par on 22 December in each year from and including 22 December 2005 to but excluding 22 December 2014 upon giving not less than 5 Frankfurt Business Days notice to the holders by the German Fiscal Agent. Frankfurt Business Day means a day on which TARGET, the Clearing System and the commercial banks in Frankfurt am Main are open.
(xxii)	**Put Option**		Not Applicable
(xxiii)	**Final Redemption Amount of each Instrument**		Euro 1,000 per Instrument of Euro 1,000 Specified Denomination
(xxiv)	**Early Redemption Amount** Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):		Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

(xxv)	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
(xxvi)	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET, Clearing System and Frankfurt am Main
(xxvii)	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No

(xxviii)	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
(xxix)	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
(xxx)	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
(xxxi)	Consolidation provisions:	Not Applicable
(xxxii)	Other terms or special conditions:	Not Applicable

DISTRIBUTION

(xxxiii)	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
(xxxiv)	If non-syndicated, name of Dealer:	DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main
(xxxv)	Additional selling restrictions:	Not Applicable
(xxxvi)	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

(xxxvii)	ISIN Code:	DE000A0DHL41
(xxxviii)	Common Code:	020797312
(xxxix)	German Securities Code (*WKN*):	A0DHL4
(xl)	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Clearstream Banking AG, Frankfurt am Main
(xli)	Delivery:	Delivery against payment
(xlii)	German Fiscal Agent:	Deutsche Bank Aktiengesellschaft
(xliii)	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Instruments described herein pursuant to the €15,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA ACS BANK (as from 22 December 2004).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....
Duly authorised Duly authorised

Barry Stoneham
Managing Director
DEPFA BANK plc


Investor Presentation
DEPFA BANK plc
November / December 2004
DEPFA BANK plc

DEPFA BANK

PERFORMANCE IN FINANCE

Financials

Long-term profitability


€ m
900
800
700
600
500
400
300
200
100
0
Total Revenues
Net profit
Net Interest Income
2000*
2001
2002
2003
2004/ annualised
35%
30%
25%
20%
15%
10%
5%
0%
RoE after Tax
Cost Income Ratio
2000*
2001
2002
2003
9M 2004

* Segmental reporting

- Increase in Net interest income stems from geographical expansion and enhanced margins. Other revenues result from product diversification.

Financials

Q3 2004 results

	Q 3 2004 € m	Q 3 2003 € m	Abs. Change € m	Change %
Net interest income incl. interest in trading result	110	93	17	18.3%
Net commission income	14	30	-16	-53.3%
Income from sale of assets	73	35	38	108.6%
Trading result	3	16	-13	-81.3%
of which from securities derivatives	*-1*	*11*	-12	
of which from derivatives valuation	*4*	*5*	-1	
Total revenues	**200**	**174**	**26**	14.9%
Personnel expenditure	-26	-18	-8	44.4%
Other administrative expenditure	-12	-8	-4	50.0%
Depreciation on fixed assets	-3	-2	-1	50.0%
Administrative expenditure	**-41**	**-28**	**-13**	46.4%
Other income and expenditure	-5	-28	23	
Income before taxes	**154**	**118**	**36**	30.5%
Income after income taxes	**130**	**95**	**35**	36.8%
Minority interest income	-1	-2	1	
Group net income	**129**	**93**	**36**	38.7%
Key ratios				
Cost/income ratio	20.5%	16.1%		
Earnings per share (based on number of shares issued)	0.37	0.26	0.11	42.3%
RoE after tax	30.9%	29.6%		
Portfolio	**30.09.2004**	**31.12.2003**		
Public Sector Finance	148,368	138,935	9,433	6.8%
Equity	1,758	1,378	380	27.6%
Total assets	183,003	173,965	9,038	5.2%

Financials

9-month 2004 results

	1 Jan - 30 Sept 04 € m	1 Jan - 30 Sept 03 € m	Abs. Change € m	Change %
Net interest income incl. interest in trading result	321	268	53	19.8%
Net commission income	55	66	-11	-16.7%
Income from sale of assets	178	87	91	104.6%
Trading result	28	51	-23	-45.1%
of which from securities derivates	*23*	*43*	-20	
of which from derivatives valuation	*5*	*8*	-3	
Total revenues	**582**	**472**	**110**	23.3%
Personnel expenditure	-72	-49	-23	46.9%
Other administrative expenditure	-38	-29	-9	31.0%
Depreciation on fixed assets	-6	-4	-2	50.0%
Administrative expenditure	**-116**	**-82**	**-34**	41.5%
Other income and expenditure	-8	-34	26	-76.5%
Income before taxes	**458**	**356**	**102**	28.7%
Income after income taxes	**384**	**277**	**107**	38.6%
Minority interest income	-2	-8	6	-75.0%
Group net income	**382**	**269**	**113**	42.0%
Key ratios				
Cost/income ratio	19.9%	17.4%		
Earnings per share (based on number of shares issued)	1.08	0.76	0.32	42.1%
RoE after tax	32.5%	29.7%		
Portfolio	**30.09.2004**	**31.12.2003**		
Public Sector Finance	148,368	138,935	9,433	6.8%
Equity	1,758	1,378	380	27.6%
Total Assets	183,003	173,965	9,038	5.2%

Financials

Group quarterly p&I

€ m	2003				2004		
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net Interest income incl. interest in trading	80	95	93	102	107	104	110
Net Commission Income	20	16	30	23	21	20	14
Net Result from Sale of Assets	18	34	35	17	97	8	73
Net Trading Result	26	9	16	23	-32	57	3
Securities & Derivatives Trading	*16*	*16*	*11*	*18*	*-42*	66	-1
Result from FAS 133	*10*	*-7*	*5*	*5*	*10*	-9	4
Total Operating Income	**144**	**154**	**174**	**165**	**193**	**189**	**200**
Staff Costs and other Admin Exp	-26	-26	-26	-32	-33	-39	-38
Depreciation	-1	-1	-2	-1	-1	-2	-3
Total Expenditure	**-27**	**-27**	**-28**	**-33**	**-34**	**-41**	**-41**
Other Income & Expenditure	-2	-4	-28	-8	-	-3	-5
Change in Provisions for Loan Losses	0	0	0	0	-	-	-
Income before Taxes	**115**	**123**	**118**	**124**	**159**	**145**	**154**
Income & Deferred Tax	-29	-27	-23	-17	-34	-16	-24
Income after Taxes	**86**	**96**	**95**	**107**	**125**	**129**	**130**
Minority Interests	-3	-3	-2	-6	-	-1	-1
Group net income	**83**	**93**	**93**	**101**	**125**	**128**	**129**

Total net interest income


€ m
71
82
80
95
93
102
107
104
110
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004*
Q2 2004*
Q3 2004*

* since Q1 2004 includes reallocation of minorities expenses (hybrid capital) under FIN 46R

Scheduled impact of bonuses (cash/share compensation scheme)

€ m	2002	2003	2004	Q1 04	Q2 04	Q3 04	2005	2006	Recognition for share scheme
P& L effect from scheme 2002	-	10	6	2	1	1	2	-	18
P& L effect from scheme 2003	-	-	21	4	6	6	12	5	38
P& L effect from cash bonus	12	17	N/A	4	5	5	N/A	N/A	N/A

Financials

Development in equity 9M 2004

€ m	Subscribed Capital	Capital Reserve	Retained Earnings	Other Comprehensive Income: Unrealised gains/losses from marking-to-market of securities	Other Comprehensive Income: Unrealised result from cash-flow hedges	Other Comprehensive Income: Additional Pension Obligation	Other Comprehensive Income: Accumulated effects of currency translation	Total 2004	Total 2003
Balance at 1 January	**103**	**354**	**838**	**85**	**1**	-3	-	**1,378**	**1,136**
Group Net income			382					382	269
Other comprehensive income				28	3	-1	-	30	-62
Comprehensive Income	-	-	**382**	**28**	**3**	**-1**	-	**412**	**207**
Dividends			-41					-41	-35
Purchase of shares for compensation scheme		-11						-11	-34
Share compensation cost	1	19						20	7
Balance at 30 June	**104**	**362**	**1,179**	**113**	**4**	-4	-	**1,758**	**1,281**



Tier 1 / Total Capital Ratio (BIS) at 30 September 2004: 9.6% / 17.7%

Financials

Development of finance volume 2004

Q2 2004

	€ bn
31 March 2004	139.0
New Commitments	20.8
Maturities	-4.9
Sale of Assets	-3.0
Other	-4.6
30 June 2004	147.3

Q3 2004

	€ bn
30 June 2004	147.3
New Commitments	18.1
Maturities	-6.1
Sale of Assets	-6.4
Other	-4.5
30 September 2004	148.4

Financials

New public finance commitments (excl. Infrastructure financing)



€ bn
2002
21.5
2003
Q1
Q2
Q3
Q4
67.2
11.9
15.2
23.4
16.7
09/2004
Q1
Q2
Q3
50.8
11.8
20.8
18.2

Public Sector Finance Portfolio

31 Dec 2003


Switzerland
1%
USA
2%
Others
2%
Austria
4%
Belgium
1%
Canada
2%
Finland
1%
France
12%
Germany
38%
United Kingdom
2%
Greece
2%
Italy
14%
Japan
6%
Portugal
1%
Spain
9%
Supranational
1%
Sweden
2%

€ 138.9 bn

30 Sep 2004


Switzerland
1%
Others
2%
Belgium
1%
Canada
2%
Denmark
1%
Sweden
1%
USA
3%
Austria
4%
Supranational
1%
Finland
1%
Spain
8%
France
12%
Portugal
2%
Japan
4%
Italy
14%
Greece
3%
Germany
36%
United Kingdom
3%

€ 148.4 bn

UK PFI Synthetic CLO securitisation transaction November 2004

Essential Public Infrastructure Capital plc ("EPIC")

Distribution by sector



Prisons
5%
Public Buildings
22%
Hospitals
23%
Transport
27%
Schools
23%

Key transaction details

First PFI collateralised loan obligation

Total size:	GBP 392 m
Number of loans:	24
Origin of loans:	UK only
Type of loans:	PPP/PFI
Currency:	GBP

Benefits for DEPFA

- Freeing up of regulatory capital to support loans
- Reduction in risk-weighted assets by ca. € 500 m
- Significant improvement in ROE of infrastructure financing unit
- Know how gained from complex transaction opens the way for similar transactions in the future

Infrastructure Financing

Outline structure



DEPFA BANK
Reference Pool of UK PFI Loans
£391.7 m
Bank Swap
Premium
Credit Protection for Losses exceeding the Threshold Amount
KfW
Bank Swap Notional Amount
£391.7 m
Senior Swap
Premium
Credit Protection
Interest & Principal
Certificates
Note Proceeds
AMBAC
AAA Super Senior Tranche
£355.7 m
Essential Public Infrastructure Capital plc (EPIC)
Assets: KfW Collat-eral
Liabs: Credit Linked Notes
Threshold Amount
Notes
Note Proceeds
Investors
Credit Linked Notes
£32.05 m

Phases in DEPFA's development

Building up of geographic presence and value chain

Expansion in Germany	Expansion in Western Europe	Expansion in Central & Eastern Europe	Expansion in Asia	Expansion in USA
1990/91: Privatisation of DEPFA	**1993: DEPFA BANK Europe, Dublin. Branches in Madrid, Copenhagen, Paris, Rome, London**	**1998:** DEPFA Investment Bank plc, Nicosia/London	**1998:** Tokyo Branch **2003:** Hong Kong Agency	**2003:** New York Agency, converted to Branch in 09/2004 **07/2004:** Chicago agency; San Francisco to follow

1991 → 2004

- Direct primary lending and bond financing
- Arranger of primary bond issues
- Interest rate and credit rating advisory
- Structured transactions
- Project finance and advisory
- Underwriting/ Placement business
- Credit derivatives
- Privatisation advisory
- Securitisation of public sector receivables
- General Obligation bond financing
- Letter of Credit/ Liquidity support

Strategy

Client / product matrix

- Diversification of public sector portfolio
- Steady success with new products developed in response to specific client needs and market trends
- Increasing opportunities to provide financing to offshoots of the state (Transport companies, electricity and gas utilities) on a direct basis under the state guarantee
- Emphasize direct primary business vs. secondary
- Extend product range/improve product delivery
- Cross-selling between traditional and innovative products


Increasing value of
client franchise



DEPFA's U.S. activities

DEPFA BANK
PERFORMANCE IN FINANCE

DEPFA BANK's entry into the U.S. Market

Twofold strategy



DEPFA is entering the U.S. Market with two "techniques":

- Banking business:
  - Includes funded business like General Obligation Financing (taxable GOs) and Infrastructure Finance
  - Includes unfunded business like Liquidity Support Facilities and Letters of Credit
- Insurance business (Financial Guarantee business)
- In both businesses DEPFA is taking a step by step approach, i.e. DEPFA will not go down the credit curve and will not force itself into unknown territories



DEPFA's U.S. banking business is characterised by an *excellent credit quality and a high level of profitability*. DEPFA is well on track to achieving its 2004 financial target of approx. USD 40 m in revenues



DEPFA's entry into the U.S. financial guarantee business will be combined with an entry into the emerging European financial guarantee market



DEPFA is intending to set up a AAA rated European insurance company headquartered in Dublin

Banking business in the US

Credit and liquidity support

- Bond financing in the tax-exempt sector (90% of market) not economically viable for direct lending or direct bond purchasing by banks due to negative spreads caused by the tax exemption of interest paid on the securities

- Regulatory requirements governing investor protection have, however, created an ancillary business in credit and liquidity support worth $20-$30 billion p.a which underpins the successful placement of debt

- The largest holder of tax-exempt variable rate obligations are tax-exempt money market funds, which hold over $300 billion of such instruments. These funds are constrained under SEC rules from buying obligations with a maturity of over 270 days or longer unless backstopped with either a letter of credit or standby bond purchase agreement

Banking business in the US

Purchases of taxable general obligations



US$ m
Biggest single issues in 2003
13,000
11,000
9,000
7,000
5,000
3,000
1,000
11,573
7,868
6,039
5,909
5,572
4,551
2,983
2,787
2,739
2,585
Illinois (State)
California (State)
New York State Dormitory Authority
New York City
Golden State Tobacco Securitization Corp. Calif.
New York Tobacco Settlement Finance Corp.
Massachusetts (Commonwealth)
Connecticut (State)
Los Angeles Unified School District, Calif.
Wisconsin (State)

- Opportunities are restricted to taxable issues which annually make up only 6-10% of total public finance debt issuance (approx. US$ 40 bn in 2003)
- DEPFA has been a major purchaser of many of the taxable bond issues including the biggest ever issue (Illinois in 2003 with 8% share)
- Entry into the financial guaranty business will allow DEPFA to properly tap into the much bigger tax exempt market

DEPFA´s entry into the Financial Guaranty Business

Opportunities in Europe

DEPFA´s primary focus was on the U.S. However, the developing and growing European bond insurance market offers new opportunities. A combination of both seems to be the appropriate strategy in terms of risk and opportunities.



Characteristics of the European Bond Insurance Market:

- Active and growing, but not yet mature
- PFIs are driving growth
- Deals are more complex and bigger than in the U.S.
- Banking and Insurance Companies will have a competitive advantage and benefit from cross-selling opportunities
- Current market size is estimated at € 28 bn (insurable European Public Finance)

DEPFA´s entry into the Financial Guaranty Business

Opportunities in Europe



Clients of a European bond insurer:

- European Investment Managers
- Investment Banks, Commercial Banks, Sponsors, Traders
- Bond Issuers
- Agencies
- U.S. Monolines (in case of reinsurance)

DEPFA´s products:

- (Local) Government bonds
- Infrastructure: Primary Financial Guaranty Business and Secondary Business ("wrap of wraps", reinsurance)
- Transactions using securitisation techniques

DEPFA´s entry into the Financial Guaranty Business

Opportunities in the US

Characteristics of the U.S. Insurance Market:

- The U.S. Muni Bond market is a mature and commoditised market with very low risks
- The issuance size of Public Finance is estimated at USD 275 bn, p.a., with 50% of it being insured. Current size of Muni Bond market amounts to USD 1,900 bn



- Some issuers are faced with severe capacity constraints



- Four big players (MBIA, AMBAC, FSA and FGIC) with approx. 90% market share

Clients:

- Similar to Europe
- Additionally: Financial Advisors who often make decisions on behalf of municipalities

DEPFA´s products:

- Primary market: U.S. Munibonds (GOs and certain Special Revenue bonds)
- Secondary market (same bonds)
- Reinsurance of such bonds (in some options)



Sale of Deutsche Pfandbriefbank

DEPFA BANK
PERFORMANCE IN FINANCE

Strategy

Sale of Deutsche Pfandbriefbank

- March 2004: DEPFA announced its intention to sell its German subsidiary Deutsche Pfandbriefbank

- DEPFA ACS Bank has proven its ability to issue asset covered securities at equivalent sizes and levels as the Pfandbriefbank

- Restrictions on Pfandbriefbank's business activities will be lifted with the amendments in the German legislation for asset-covered bonds, which will come into force in 2005

- This will open up new business opportunities for potential buyers in and outside the DEPFA business model

DEPFA BANK plc: a leader in Global Public Finance

DEPFA BANK

DEPFA BANK plc commands a specialist niche in the market place by providing global financial services to public sector clients worldwide



- Financing through bonds and loans
- Financial engineering
- Debt restructuring
- Advisory
- Credit enhancement
- On-balance sheet securitisation
- Infrastructure financing
- Origination, underwriting and placement of public sector assets

- **DEPFA BANK is the 2nd largest public sector lender in the world**
- **Head office in Dublin and share listing in Frankfurt**

Group Figures for 9M 2004	
Market capitalisation	EUR 4 bn
Total assets	EUR 183 bn
Shareholders' equity	EUR 1.8 bn
Group Net Income	EUR 382 m
RoE after tax	32.5%
Cost/Income ratio	19.9%

Announcement in accordance with §15 Wertpapierhandelsgesetz

Dublin/Frankfurt, 3 August 2004.

With a net profit of € 128 m DEPFA BANK managed again to outperform the excellent first quarter (€ 125 m). DEPFA BANK is raising its net profit guidance for the full year 2004 from € 400 m to more than € 450 million. DEPFA has received several indications of interest for the sale of Deutsche Pfandbrief-bank, its German subsidiary. However, the recently announced changes to the legal framework for asset covered bonds may also have positive impacts on the sell process overall. In this context DEPFA has decided to fully evaluate these opportunities prior to agreeing on a sale. The decision to dispose of Deutsche Pfandbriefbank remains in place.

Group Figures (Q2 2004)

	Q2 2004 € m	**Q2 2003 € m**	**Change %**
Extended net interest income	104	95	9.5
Net commission income	20	16	25.0
Trading result	57	9	
Income from sale of assets	8	34	-76.5
Total revenues	189	154	22.7
Administrative expenditure	-41	-27	51.9
Income before income taxes	145	123	17.9
Group net income	128	93	37.6
Cost/income ratio	21.7%	17.5%	

For further information please click on our Interim Report as at 30 June 2004.

Dublin / Frankfurt/Main, 3 August 2004

DEPFA BANK plc presents its financial statements for the second quarter of 2004. The bank maintained its strong long-term growth momentum throughout the second quarter, exceeding even the outstanding first-quarter results, to set yet another record. Net quarterly income totalling € 128 million is equivalent to a return on equity of 33% after taxes. Profits for the first half of 2004 of € 253 million already amount to nearly the full-year results for 2002. DEPFA is confident that it will outperform its initial net profit projections of around € 400 million. The bank increases now its guidance for the full 2004 financial year to profits after taxes of more than € 450 million.

Total revenues in the second quarter of 2004 exceeded the comparable period of the previous year by 23%, to reach € 189 million. Extended net interest income was up 10% to € 104 million, driven mainly by higher interest margins. Income from the sale of assets totalled € 8 million, while the trading result was up strongly, to € 57 million. Net commission income rose by 25% to € 20 million (Q2/2003: € 16 million). New business generated during the second quarter soared to € 21 billion after € 15 billion in the second quarter of 2003.

Administrative expenditure grew by € 14 million, to € 41 million. This increase was predominantly due to variable compensation components for the year 2003, which were recognised in the profit and loss account for the first time in 2004. The remainder of the cost increase relates to strong staff recruitment. The cost/income ratio for the second quarter was 22%.

The growing importance of the US market for DEPFA became evident in the most recent € 3 billion Asset Covered Securities issue, where the take-up by US investors exceeded 20%. In addition to expanding its funding base, DEPFA has focused on developing its business with US authorities in the areas of standby liquidity facilities, credit enhancement for municipal bodies, and debt financing of public-sector budgets.

DEPFA has received several indications of interest for the sale of Deutsche Pfandbriefbank, its German subsidiary. However, the recently announced changes to the legal framework for asset covered bonds may also have positive repercussions on the overall sales process. In this context DEPFA has decided to fully evaluate these opportunities prior to agreeing to a sale. The decision to dispose of Deutsche Pfandbriefbank remains in place.

Company profile:

DEPFA BANK plc is a leading provider of global financial services to the public sector clients worldwide. It is a Dublin-based public limited company, incorporated under Irish law, with a network of subsidiaries and branch offices across Europe, as well as in the US, Japan and Hong Kong. DEPFA's products and services cover the entire range of the public sector's financing needs, from budget financing to the funding of public infrastructure products and investment banking solutions for public-sector authorities.

WKN: 765818 / ISIN: IE 0072559994
Exchange listing: Frankfurt/Main (MDAX)
Quote symbols: DEPF.DE (REUTERS), DEP GR (Bloomberg)

DEPFA BANK plc: Key Group Figures (second quarter 2004) (1)

Revenues	Q2 2004 EUR m	Q2 2003 EUR m	Change %

Net interest income	104	100	4.0
Extended net interest income	104	95	9.5
Net commission income	20	16	25.0
Income from sale of assets	8	34	-76.5
Trading result	57	4	
- of which securities and derivatives trading	66	16	
- of which measurement of derivatives	-9	-7	
- of which interest	-	-5	
Total revenues	**189**	**154**	**22.7**
Personnel expenditure	-24	-17	41.2
Other administrative expenditure	-15	-9	66.7
Depreciation of property and equipment	-2	-1	100.0
Administrative expenditure	**-41**	**-27**	**51.9**
Other income and expenditure	-3	-4	-25.0
Provision for loan losses	-	-	
Group net income before taxes	**145**	**123**	**17.9**
Income taxes	-16	-27	-40.7
Group net income after taxes	**129**	**96**	**34.4**
Minority interest income	-1	-3	-66.7
Group net income	**128**	**93**	**37.6**

Portfolio	30 Jun 2004 EUR m	31 Dec 2003 EUR m	Change %
Public sector financing	147,346	138,935	6.1
Shareholders' equity	1,586	1,378	15.1
Total assets	180,736	173,965	3.9

Key figures	Q2 2004	Q2 2003	Change %
Cost/income ratio	21.7%	17.5%	
Earnings per share (€)	0.37	0.27	37.0
RoE after taxes	32.8%	30.9%	

DEPFA BANK plc: Key Group Figures (first half-year 2004)

Revenues	1 Jan –30 Jun 2004 EUR m	1Jan – 30 Jun 2003 EUR m	Change %
Extended net interest income	211	175	20.6
Net commission income	41	36	13.9
Income from sale of assets	105	52	101.9
Trading result	25	35	-28.6
- of which securities and derivatives trading	24	32	
- of which measurement of derivatives	1	3	
Total revenues	**382**	**298**	**28.2**
Personnel expenditure	-46	-31	48.4
Other administrative expenditure	-26	-21	23.8

Depreciation of property and equipment	-3	-2	50.0
Administrative expenditure	**-75**	**-54**	**38.9**
Other income and expenditure	-3	-6	
Provision for loan losses	-	-	
Group net income before taxes	**304**	**238**	**27.7**
Income taxes	-50	-56	
Group net income after taxes	254	**182**	**39.6**
Minority interest income	-1	-6	
Group net income	**253**	**176**	**43.8**

Portfolio	**30 Jun 2004 EUR m**	**31 Dec 2003 EUR m**	**Change %**
Public sector financing	147,346	138,935	6.1
Shareholders' equity	1,586	1,378	15.1
Total assets	180,736	173,965	3.9

Key figures	**1 Jan – 30 Jun 2004**	**1 Jan – 30 Jun 2003**	**Change %**
Cost/income ratio	19.6%	18.1%	
Earnings per share (€)	0.72	0.51	41.2
RoE after taxes	34.1%	29.7%	

(1) Please refer to the Interim Report as at 30 June 2004 for financial data in accordance with US GAAP, including a separate presentation of discontinued operations.

Dublin / Frankfurt/Main, 13 August 2004

Bo Heide-Ottosen will be joining DEPFA BANK in Dublin as Executive Committee Member responsible for the management of the Treasury Department worldwide including sales; money markets; capital markets and balance sheet management. He will be leaving his position as Executive Vice-President, CFO and Treasurer at Nordic Investment Bank in Helsinki. As well as Treasury and Finance Bo successfully ran accounting, budgeting, planning and IT. Prior to NIB, Bo was Group Treasurer for Tele Danmark A/S and CEO for Tele Danmark Finance A/S.

Company profile:

DEPFA BANK plc is a leading provider of global financial services to the public sector clients worldwide. It is a Dublin-based public limited company, incorporated under Irish law, with a network of subsidiaries and branch offices across Europe, as well as in the US, Japan and Hong Kong. DEPFA's products and services cover the entire range of the public sector's financing needs, from budget financing to the funding of public infrastructure products and investment banking solutions for public-sector authorities.

WKN:	765818 / ISIN: IE 0072559994
Exchange listing:	Frankfurt/Main (MDAX)
Quote symbols:	DEPF.DE (REUTERS), DEP GR (Bloomberg)

In accordance with US-GAAP

interim group report as at 30 September


2004

DEPFA BANK plc


DEPFA BANK
PERFORMANCE IN FINANCE

Shareholders

Market capitalisation: € 4 bn
Number of shares: 353,019,720
100% free float



Germany
20%
Other Europe
19%
Employees
5%
Rest of World
1%
UK
31%
US/Canada
24%

© DEPFA BANK



Net income and RoE after tax
€ m
400
350
300
250
200
150
100
50
0
%
40
35
30
25
20
15
10
5
0
14.8
22.3
29.4
32.5
137
236
370
382*
2001
2002
2003
09/2004

* € 305 m relate to continuing operations, and € 77 m to discontinued operations.

© DEPFA BANK

Ratings

	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA–, B	P–1, Aa3, B	A–1+, AA–
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–, B	P–1, Aa3, B	A–1, A+
DEPFA ACS BANK	F1+, AA–	P–1, Aa3, C	A–1+, AA–

Group figures (including discontinued operations)

	3Q 2004	2Q 2004	1Q 2004	9 months 2004	Change % 3Q '04 vs. 3Q '03	Change % 9 months '04 vs. 9 months '03
Earnings (€ m)						
Net interest income	109	104	107	320	16.0	16.8
Net interest income incl. interest from trading derivatives	110	104	107	321	18.3	19.8
Net commission income	14	20	21	55	-53.3	-16.7
Income from sale of assets	73	8	97	178	108.6	104.6
Trading result	4	57	-32	29	-73.3	-35.6
of which from securities and derivatives	-1	66	-42	23		
of which from derivatives valuation	4	-9	10	5		
of which from interest	1	–	–	1		
Total Revenues	**200**	**189**	**193**	**582**	**14.9**	**23.3**
Personnel expenditure	-26	-24	-22	-72	44.4	46.9
Other administrative expenditure	-12	-15	-11	-38	50.0	31.0
Depreciation on fixed assets	-3	-2	-1	-6	50.0	50.0
Administrative expenditure	**-41**	**-41**	**-34**	**-116**	**46.4**	**41.5**
Other income and expenditure	-5	-3	–	-8	-82.1	-76.5
Provision for loan losses	–	–	–	–		
Income before taxes	**154**	**145**	**159**	**458**	**30.5**	**28.7**
Income and deferred tax	-24	-16	-34	-74	4.3	-6.3
Income after income taxes	**130**	**129**	**125**	**384**	**36.8**	**38.6**
Minority interest income	-1	-1	–	-2	-50.0	-75.0
Group net income	**129**	**128**	**125**	**382**	**38.7**	**42.0**
Key ratios						
Cost/income ratio	20.5%	21.7%	17.6%	19.9%		
Earnings per share according to US-GAAP (€)	0.38	0.37	0.37	1.12	40.7	45.5
Earnings per share (based on number of shares issued, in €)	0.37	0.36	0.35	1.08	42.3	42.1
RoE after tax	30.9%	32.8%	34.3%	32.5%		
Portfolio (€)					Change	
	30.09.2004	30.06.2004	31.03.2004	31.12.2003	30.9.2004 vs.	31.12.2003
Public sector finance	148,368	147,346	139,046	138,935	9,433	6.8
Outstanding securities including loans taken up	88,138	83,039	78,133	74,970	13,168	17.6
Equity	1,758	1,586	1,535	1,378	380	27.6
Total assets	183,003	180,736	178,609	173,965	9,038	5.2

Following the announcement on 1 March 2004 of the decision of the Board of DEPFA BANK plc to sell Deutsche Pfandbriefbank, the activities of Deutsche Pfandbriefbank are classified as discontinued operations.

Contents

Letter to Shareholders

Dear Shareholders,

DEPFA BANK plc maintained this year's strong momentum in the third quarter, reflected in excellent levels of new business, strong revenue growth, and new record levels of profitability. The profit after taxes of € 382 million in the first nine-months alone has already surpassed the total result for the whole of 2003.

DEPFA has boosted net profit by an average annualised rate of approx. 50% over the past three years due in large part to its early strategic foresight in gearing resources solely towards the requirements of public-sector clients around the world. This specialisation has led to a significant expansion in our geographical coverage as well as in the range of products offered and this will continue to form the heart of our strategy in the years to come. The US business has got off to a very successful start and in its first full year of operations is already making a healthy contribution to profits. We are continuing to develop our investment banking activities in Central and Eastern Europe, and increasingly in Asia.

Total revenues for the third quarter of 2004 amounted to € 200 million, up 14.9% over the same quarter of 2003. The improvement was driven by a significant increase in net interest income, which was 18% higher at € 110 million, and by income resulting from the placement of public-sector assets, which more than doubled (by 108.6%) to € 73 million. Income from the sale of public-sector assets is generated principally from two main sources. Firstly, we are continuously optimising our € 148 billion-strong global public finance portfolio, taking into account country allocations and credit spread developments. Secondly, our experience in investment banking allows us to anticipate the future performance of public sector bond prices in specific countries and to position ourselves accordingly.

Net commission income for the third quarter amounted to € 14 million, which represents a decline of € 16 million over the same quarter of 2003. Although the trading result has fluctuated somewhat during the course of the year, the overall result of € 28 million after nine months is still at a satisfactory level. *Total revenues for the first three quarters of 2004 amounted to € 582 million*, which corresponds to an increase of 23.3% year-on-year.

Personnel and administrative expenditure has so far risen considerably during 2004. After nine months costs totalled € 116 million; an increase of 41.5% year-on-year. Organic growth, characterised notably by the expansion of the product range and growth in the US business has led to an increase in staff levels (up 59 to 413 over the last 12 months). Another important reason for the increase in personnel expenditure is the first-time inclusion of variable costs resulting from the 2003 staff share compensation scheme.

Factors which have contributed to the growth in other administrative expenses include project expenditure relating to the planned sale of DEPFA Deutsche Pfandbriefbank AG as well as the move to new premises at some locations. At 20%, the cost/income ratio for the first nine months of 2004 was in line with our projections.

Net profit for the third quarter stood at € 129 million (+38.7% over Q3 2003). Earnings per share were € 0.38 (Q3 2003: € 0.27). The return on equity of 30.9% after taxes remains considerably higher than our long-term target level of over 20%. Two points are especially important to stress here in relation to return on equity and growth in earnings for the years ahead: firstly, the average annual profit growth of approx. 50% over the past three years has been the result of DEPFA's strategic decision to adopt a business model that is unique worldwide. Whilst we will carry on successfully developing the business we must also recognise that growth rates at the current very high levels are not sustainable. Secondly, as a major issuing house we will continue to improve our standing in the capital markets and to optimise our rating. We will continue with our very conservative dividend policy as the strengthening of our capital base from retained earnings was, and remains a mainstay of our business strategy.

Gerhard Bruckermann
Chairman und CEO

Thomas M. Kolbeck
Vice Chairman und Deputy CEO

Interim Report as at 30 September 2004
Group figures according to US-GAAP

Group balance sheet as at 30 September 2004 of DEPFA BANK plc

Assets (€ m)	30.09.2004	31.12.2003
Cash and balances with central banks	437	531
Loans and advances to banks	10,224	10,878
Loans and advances to customers	32,578	24,348
Debt securities and other fixed income securities	56,495	57,395
Equities and other non fixed income securities	113	56
Equity participations	1	5
Intangible assets	5	5
Property and equipment	15	9
Other assets	807	1,029
Accrued interest and prepaid expenses	3,082	2,484
Assets held for sale*	79,246	77,225
Total assets	**183,003**	**173,965**

* Following the announcement on 1 March 2004 of the decision of the Board of DEPFA BANK plc to sell Deutsche Pfandbriefbank AG, the assets and liabilities of Deutsche Pfandbriefbank are classified as held for sale (Note 11).

Shareholders' equity and liabilities (€ m)	30.09.2004	31.12.2003
Liabilities to banks	48,162	49,944
Liabilities to customers	5,439	6,351
Debt securities in issue	41,613	31,580
Other liabilities	5,652	5,835
Accrued interest and deferred income	2,136	2,262
Provisions	108	36
Hybrid capital	400	300
Liabilities held for sale*	77,735	76,279
Total liabilities	**181,245**	**172,587**
Equity		
Subscribed capital	104	103
Capital reserve	362	354
Retained earnings	1,179	838
Other comprehensive income	113	83
Total equity	**1,758**	**1,378**
Total shareholders' equity and liabilities	**183,003**	**173,965**
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	36	43
Irrevocable loan commitments	12,799	6,930

* Following the announcement on 1 March 2004 of the decision of the Board of DEPFA BANK plc to sell Deutsche Pfandbriefbank AG, the assets and liabilities of Deutsche Pfandbriefbank are classified as held for sale (Note 11).

Group profit and loss account for the period 1 January to 30 September 2004 of DEPFA BANK plc

€ m	30.09.2004	30.09.2003
Interest receivable and similar income from		
lending and money market business	962	777
fixed income securities	1,790	1,589
Interest payable and similar expenses	-2,545	-2,213
Net interest income	**207**	**153**
Commission income	65	73
Commission expenditure	-9	-6
Net commission income	**56**	**67**
Income from sale of assets	**153**	**43**
Trading result	**20**	**58**
Operating income	**436**	**321**
General administrative expenses	-97	-55
Depreciation and amortisation of intangible assets and property and equipment	-4	-2
Other income and expenditure	7	-3
Operating results before provision for loan losses	**342**	**261**
Provision for loan losses	–	–
Income before taxes	**342**	**261**
Income and deferred taxes	-37	-30
Income after taxes	**305**	**231**
Minority interest	**–**	**–**
Group net income from continuing operations	**305**	**231**
Results from discontinued operations	**77**	**38**
Group net income	**382**	**269**
Weighted average number of ordinary shares	341,996,032	347,103,865
Earnings per share from continuing operations (€)	**0.89**	**0.66**
Earnings per share from discontinued operations (€)	**0.23**	**0.11**
Total earnings per share (€)	**1.12**	**0.77**
Diluted earnings per share (€)	**1.12**	**0.77**

Group statement of changes in shareholders' equity of DEPFA BANK plc

€ m	Subscribed capital	Capital reserve	Retained earnings	Other comprehensive income: Unrealised gains/losses from mark-to-market of securities	Unrealised result from cash flow hedges	Additional pension obligation	Accumulated effects of currency translation	Total 2004	Total 2003
Balance at 1 January	**103**	**354**	**838**	**85**	**1**	**-3**	**–**	**1,378**	**1,136**
Group net income			125					125	83
Other comprehensive income				37	–	-1		36	-28
Comprehensive income	**–**	**–**	**125**	**37**	**–**	**-1**	**–**	**161**	**55**
Purchase of shares for compensation scheme		-10						-10	-14
Share compensation cost	–	6						6	1
Balance at 31 March	**103**	**350**	**963**	**122**	**1**	**-4**	**–**	**1,535**	**1,178**
Group net income			128					128	93
Other comprehensive income				-47	4	–		-43	7
Comprehensive income	**–**	**–**	**128**	**-47**	**4**	**–**	**–**	**85**	**100**
Dividends			-41					-41	-35
Purchase of shares for compensation scheme		–						–	-14
Share compensation cost	1	6						7	3
Balance at 30 June	**104**	**356**	**1,050**	**75**	**5**	**-4**	**–**	**1,586**	**1,232**
Group net income			129					129	93
Other comprehensive income				38	-1	–		37	-41
Comprehensive income	**–**	**–**	**129**	**38**	**-1**	**–**	**–**	**166**	**52**
Dividends								–	
Purchase of shares for compensation scheme		-1						-1	-6
Share compensation cost	–	7						7	3
Balance at 30 September	**104**	**362**	**1,179**	**113**	**4**	**-4**	**–**	**1,758**	**1,281**

Consolidated statement of cash flows of DEPFA BANK plc

Consolidated Statement of Cash-flows (€ m)	2004	2003
Cash & cash equivalents as of 1 January	680	645
Cash-flow from operating activities	-434	447
Cash-flow from investing activities	-8,159	-26,030
Cash-flow from financing activities	8,368	25,358
Cash & cash equivalents as of 30 September	455	420

Quarterly performance of DEPFA BANK

	2004 € m			2003 € m[1]				Change Q3 2003 vs. Q3 2004	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	€ m	%
Net interest income	76	65	66	52	59	57	37	17	28.8%
Net interest income incl. interest in trading derivatives	79	64	66	64	58	54	37	21	36.2%
Net commission income	14	20	22	27	31	16	20	-17	-54.8%
Income from sale of assets	60	7	86	4	7	18	18	53	
Trading result	–	51	-31	50	7	25	26	-7	
of which from securities and derivatives	-1	66	-42	19	11	16	16	-12	
of which from derivatives valuation	-2	-14	11	19	-3	12	10	1	
of which from interest	3	-1	–	12	-1	-3	–	4	
Total revenues	**150**	**143**	**143**	**133**	**104**	**116**	**101**	**46**	**44.2%**
Personnel expenditure	-21	-20	-17	-12	-13	-14	-9	-8	61.5%
Other administrative expenditure	-11	-19	-9	-22	-5	-6	-8	-6	120.0%
Depreciation on fixed assets	-3	-1	–	–	-1	-1	–	-2	
Administrative expenditure	**-35**	**-40**	**-26**	**-34**	**-19**	**-21**	**-17**	**-16**	**84.2%**
Other income and expenditure	-1	6	2	4	5	-3	-5	-6	
Provision for loan losses	–	–	–	–	–	–	–	–	
Income before taxes	**114**	**109**	**119**	**103**	**90**	**92**	**79**	**24**	**26.7%**
Income and deferred tax	-10	-9	-18	-18	-11	-11	-8	1	-9.1%
Income after income taxes	**104**	**100**	**101**	**85**	**79**	**81**	**71**	**25**	**31.6%**
Profit attributable to minority interests	–	–	–	-4	–	–	–	–	
Group net income from continuing operations	**104**	**100**	**101**	**81**	**79**	**81**	**71**	**25**	**31.6%**
Result from discontinued operations	25	28	24	20	14	12	12	11	78.6%
Group net income	**129**	**128**	**125**	**101**	**93**	**93**	**83**	**36**	**38.7%**

[1] The profit and loss account figures for 2003 are based on the DEPFA Group interim/annual reports, as reclassified for discontinued operations.

Basis of accounting

The Consolidated Financial Statements of DEPFA Group are prepared in accordance with the United States Generally Accepted Accounting Principles (US-GAAP).

The accounting policies applied in the preparation of the Consolidated Financial Statements 2003 were also applied for this interim report, including the calculation of comparative figures for the previous year.

DEPFA Converging Markets Co-Investment L.P. has been consolidated for the first time in the period ended 30 September 2004.

Disposal of DEPFA Deutsche Pfandbriefbank AG

On 1 March 2004, the Bank announced its intention to sell its German subsidiary DEPFA Deutsche Pfandbriefbank AG ('Deutsche Pfandbriefbank').

The results of Deutsche Pfandbriefbank are included in the Group Profit and Loss Account under result from discontinued operations and its assets and liabilities on the balance sheet are classified as held for sale. The comparative amounts for 2003 are also reclassified accordingly.

The result from discontinued operations and the carrying values of assets and liabilities classified as held for sale are disclosed in Note 11 to the financial statements.

Notes to the Group balance sheet and profit and loss account

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December 2003. In order to conform with the current period's presentation, certain reclassifications have been made to the comparative figures. Assets and liabilities relating to discontinued operations have been classified as held for sale.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 30 September 2003 are based on the DEPFA Group interim report as at 30 September 2003, as reclassified for discontinued operations.

(1) Loans and advances to banks

€ m	30.09.2004	31.12.2003
Public sector loans	3,710	2,008
Other loans and advances	6,490	8,865
Net deferred items	24	5
of which premiums	25	5
of which discounts	-1	–
Total	**10,224**	**10,878**
of which repayable on demand	2,388	2,970

(2) Loans and advances to customers

€ m	30.09.2004	31.12.2003
Public sector loans	32,199	22,976
Other loans and advances	292	1,310
Net deferred items	87	62
of which premiums	87	62
of which discounts	–	–
Total	**32,578**	**24,348**

(3) Debt securities and other fixed income securities

€ m	30.09.2004	31.12.2003
Available for sale	55,683	56,850
Trading	812	545
Total	**56,495**	**57,395**

(4) Liabilities to banks

€ m	30.09.2004	31.12.2003
Deposits	12,211	10,876
Other liabilities	35,951	39,069
Net deferred items	–	-1
Total	**48,162**	**49,944**
of which due on demand	323	217

(5) Liabilities to customers

€ m	30.09.2004	31.12.2003
Deposits	3,675	4,723
Other liabilities	1,764	1,647
Net deferred items	–	-19
Total	**5,439**	**6,351**
of which due on demand	10	1

(6) Debt securities issued

€ m	30.09.2004	31.12.2003
Public sector covered bonds	19,593	10,180
Other debt securities	5,941	1,750
Money market securities	16,215	19,792
Net deferred items	-136	-142
Total	**41,613**	**31,580**

(7) Net interest income

€ m	30.09.2004	30.09.2003
Interest income from public sector finance	860	674
Interest income from other lending business and money market transactions	102	103
Interest income from fixed income securities	1,790	1,589
Interest expenditure for		
Asset covered bonds	-411	-137
Other debt securities	-105	-33
Borrowings	-40	-17
Hybrid capital	-21	–
Other banking transactions	-1,968	-2,026
Total	**207**	**153**

(8) Net commission income

€ m	30.09.2004	30.09.2003
Commission income from banking transactions	65	73
Commission expenditure from banking transactions	-4	-5
Other commission expenditure	-5	-1
Total	**56**	**67**

(9) Trading result

€ m	30.09.2004	30.09.2003
Securities and derivatives trading result	23	43
Valuation of derivatives / SFAS 133	-5	19
Net interest on trading derivatives	2	-4
Total	**20**	**58**

(10) General administrative expenses

€ m	30.09.2004	30.09.2003
Personnel expenditure		
Wages and salaries	-55	-34
Social security costs	-3	-2
Other administrative expenditure	-39	-19
Total	**-97**	**-55**

(11) Result from discontinued operations

Summarised financial information for the discontinued operations is as follows:

€ m	30.09.2004	30.09.2003
Operating result from discontinued operations:		
Net interest income	113	121
Other income	44	37
Total expenditure	-43	-71
Profit/(loss) before tax	114	87
Tax	-37	-49
Profit/(loss) after tax	**77**	**38**

The carrying values of assets and liabilities classified as held for sale are:

€ m	30.09.2004	31.12.2003
Cash and balances with central banks	18	149
Loans and advances to banks	8,416	7,589
Loans and advances to customers	36,439	38,437
Debt securities and other fixed income	29,438	25,974
Equities and other non fixed income securities	–	1
Property and equipment	5	7
Other assets	2,342	2,040
Accrued interest and prepaid expense	2,588	3,028
Total assets	**79,246**	**77,225**
Liabilities to banks	9,650	7,694
Liabilities to customers	788	547
Debt securities in issue	58,969	59,909
Other liabilities	4,347	3,654
Accrued interest and deferred income	2,668	3,137
Provisions	212	232
Hybrid capital	1,083	1,083
Minority interest	18	23
Total liabilities	**77,735**	**76,279**

The above assets and liabilities are shown net of consolidation items.

No impairment provision is required in relation to the above carrying values, as, in the opinion of the directors, the fair value less the expected costs of sale exceed the carrying value.

(12) Incentive compensation programme

At 30 September 2004, the Trust established to purchase shares under the Group incentive programme held 10,769,086 shares of DEPFA BANK plc at a cost of € 73 million. Compensation cost relating to the programme recognised in the profit and loss account to 30 September 2004 amounted to € 20 million.

Segmental reporting

The Group's profit and loss from continuing operations relates solely to the public finance segment. This is consistent with the internal management and reporting structures of the Group.

Segmentation by geographic region

Total income is analysed by geographic region. For this purpose, a distinction is made between "Ireland", and "Other", based on the registered office or location of the respective Group company or branch office.

The geographical segment "Germany" relates entirely to discontinued operations and is therefore no longer presented.

The calculation of results is based on the assumption that the Group companies in the regions are legally independent units responsible for their respective operations.

Profit & loss account € m	Ireland		Other		Consolidation/ reconciliation		Total	
	30.09. 2004	30.09. 2003	30.09. 2004	30.09. 2003	30.09. 2004	30.09. 2003	30.09. 2004	30.09. 2003
Net interest income	163	106	43	47	1	–	207	153
Net commission income	33	30	23	40	–	-3	56	67
Net result from sale of assets	144	26	10	22	-1	-5	153	43
Net trading result	2	40	18	22	–	-4	20	58
Total operating income	**342**	**202**	**94**	**131**	**0**	**-12**	**436**	**321**
Administrative expenditure	-77	-33	-30	-25	10	3	-97	-55
Depreciation	-4	-1	–	-1	–	–	-4	-2
Other income/expenditure	18	–	2	-2	-13	-1	7	-3
Total Expenditure	**-63**	**-34**	**-28**	**-28**	**-3**	**2**	**-94**	**-60**
Operating Results before provisions for loan losses	**279**	**168**	**66**	**103**	**-3**	**-10**	**342**	**261**
Provision for loan losses	–	–	–	–	–	–	–	–
Income from continuing operations before taxes	**279**	**168**	**66**	**103**	**-3**	**-10**	**342**	**261**
Income tax	-32	-19	-5	-13	–	2	-37	-30
Income from continuing operations after taxes	**247**	**149**	**61**	**90**	**-3**	**-8**	**305**	**231**
Minority interest income	–	–	–	–	–	–	–	–
Group net income continuing operations	**247**	**149**	**61**	**90**	**-3**	**-8**	**305**	**231**

Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 30 September 2004 for the DEPFA Group inclusive of discontinued operations.

€ m	Nominal amount Residual maturity < = 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	31,307	64,630	91,857	187,794
Interest rate futures and forward rate agreements	844	–	–	844
Interest rate options purchased	740	116	261	1,117
Interest rate options written	1,050	904	200	2,154
Other interest rate contracts	433	1,653	3,739	5,825
Foreign exchange forward contracts	5,827	–	–	5,827
Credit derivatives	121	2,390	2,862	5,373
Total	**40,322**	**69,693**	**98,919**	**208,934**

Other details

The following notes relate to the DEPFA Group inclusive of discontinued operations.

New commitments

€ m	30.09.2004	30.09.2003
Public sector finance	50,767	50,450
Other loans	1,416	1,121
Total	**52,183**	**51,571**

Primary sale of debentures including loans taken up

€ m	30.09.2004	30.09.2003
Public sector covered bonds	13,644	15,867
Other debentures	4,974	664
Loans taken up	2,259	368
Total	**20,877**	**16,899**

Average number of employees

	30.09.2004	30.09.2003
Total	**395**	**334**
of which part time employees	14	17

Regulatory capital and capital adequacy ratios in accordance with BIS

Regulatory capital (€ m)	30.09.2004	31.12.2003
Core capital (Tier I)	1,502	1,563
Supplementary (Tier II)	1,259	1,159
Total regulatory capital	**2,761**	**2,722**

Capital adequacy ratios	30.09.2004	31.12.2003
BIS risk weighted assets (€ m)	15,623	12,316
Core capital ratio (Tier I)	9.61%	12.7%
Total capital ratio (Tier I + II)	**17.67%**	**22.1%**

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements' (BIS), Basle Accord regulations to facilitate international comparisons.

Management

Members of the Executive Committee

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice Chairman and Deputy CEO

Dermot Cahillane

Fulvio Dobrich

Reinhard Grzesik

Bo Heide-Ottosen

Rolf Hengsteler

Jürgen Karcher

Non-Executive Members of the Board of Directors

Dr. Richard Brantner,
Deputy Chairman
Member of Bank Management Board (ret'd)

Prof. Dr. Alexander Hemmelrath,
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Maurice O'Connell
Governor of Central Bank of Ireland (ret'd)

Jacques Poos,
Member of the European Parliament,
Minister of Foreign Affairs (ret'd) Luxembourg

Hans W. Reich,
Chairman of the Board of Managing Directors
of Kreditanstalt für Wiederaufbau

Prof. Dr. Frances Ruane,
Professor at Trinity College Dublin

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer,
President of Deutsche Bundesbank (ret'd)

Addresses

DEPFA BANK plc
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-222, Fax +353 1 792-0211
www.depfa.com

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7495-0580

Madrid Representative Office
Bárbara de Braganza 2.2° B
28004 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Branch
623 Fifth Avenue, 22nd Floor
New York, N.Y. 10022, United States
Phone +1 917 286 2000, Fax +1 917 286 2088

Chicago Representative Office
30 North LaSalle Street
Suite 1510
Chicago, IL 60602, United States
Phone +1 312 332 9100, Fax +1 312 332 9192

Paris Branch
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

Rome Branch
Via di Torre Argentina n.21 (Palazza Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

San Francisco Representative Office
One Market
Steuart Tower, Suite 1125
San Francisco, California, CA 94105, USA
Phone +1 415 541-7991, Fax +1 415 541-9036

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torre Argentina n.21 (Palazza Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

DEPFA Investment Bank Ltd.
International Banking Unit
10 Diomidous Street, 3rd floor
CY-2024 Nicosia
Phone +357 22 396 300, Fax +357 22 396 399

Hong Kong Representative Office
1005 ICBS Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-222, Fax +353 1 792-0211

DEPFA UK Limited
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7495-0580

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2-chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620, Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 450
1017 CA Amsterdam, Netherlands
Phone +31 20 555 4466, Fax +31 20 555 4308



DEPFA BANK plc
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222
Fax +353 1 792-2211
www.depfa.com

DEPFA BANK

Dublin/Frankfurt am Main, October 19, 2004.

DEPFA BANK has successfully concluded an initial rating advisory mandate for the City of Czestochowa in Poland. As announced today, Fitch assigned an initial rating of BBB- (outlook stable) to Czestochowa. The city of Czestochowa is already recognized by Transparency International as the leading Polish city in terms of its integrity and transparency. The investment grade rating by Fitch is another demonstration by the city of its determination to enhance its reputation further. The rating advisory services it provided to one of the 15 largest cities in the country is another important step in the Polish market, which is gaining increasing importance for DEPFA. Beyond advisory mandates, the country offers growth prospects in the areas of government financing and infrastructure financing.

The rating advisory service of DEPFA is based on its internal rating analysis encompassing more than 3,900 public sector customers around the world. This means DEPFA has a unique instrument for rating the public sector. The mandate underscores the acceptance of DEPFA in the new EU member states of Eastern Europe and its special competence in providing advisory services for the public sector. In the past, the DEPFA Credit Risk Team primarily served customers in the EU and advised a number of important entities such as the City of Madrid (Spain) and the Venice region (Italy) during their rating process. The team is currently advising a number of local entities outside of the EU.

Announcement in accordance with §15 Wertpapierhandelsgesetz

Dublin/Frankfurt, 3 November 2004.

The net profit of € 129 million even exceeded the outstanding second quarter result, to set yet another record. The net profit of € 382 million after the first nine months 2004 is already exceeding the full-year result for 2003. DEPFA is therefore clearly on course to achieve its net profit projections of more than € 450 million for the full-year 2004. Revenues exceeded the comparable period of the previous year by 15%, to reach € 200 million in the third quarter 2004. Extended net interest income was up 18% to € 110 million. The cost/income ratio was 21%, the RoE after tax 31%.

Group Figures (Q3 2004)

	Q3 2004 € m	Q3 2003 € m	Change %
Extended net interest income	110	93	18.3
Net commission income	14	30	-53.3
Trading result	3	16	-81.3
Income from sale of assets	73	35	108.6
Total revenues	200	174	14.9
Administrative expenditure	-41	-28	46.4
Income before income taxes	154	118	30.5
Group net income	129	93	38.7
Cost/income ratio	20.5%	16.1%	

For further information please click on our Interim Report as at 30 September 2004.

DEPFA BANK plc presents its financial statements for the third quarter of 2004. The net profit of € 129 million even exceeded the outstanding second quarter result, to set yet another record. The net profit of € 382 million after the first nine months 2004 is already exceeding the full-year result for 2003. DEPFA BANK is therefore clearly on course to achieve its net profit projections of more than € 450 million for the full-year.

Total revenues for the third quarter of 2004 amounted to € 200 million, up 15% over the same quarter of 2003. The improvement was driven by a significant increase in net interest income, which climbed 18% higher to € 110 million, and by income resulting from the placement of public-sector assets, which more than doubled (by 109%) to € 73 million. Income from the sale of public-sector assets is generated mainly from two sources. Firstly, DEPFA is continuously optimising its € 148 billion global public finance portfolio, taking into account country allocations and credit spread developments. Secondly, the bank´s experience in investment banking enables it to anticipate the future performance of public sector bond prices in specific countries. New business generated during the third quarter was € 18 billion, during the first nine months it amounted to € 51 billion, which is on a par with the very strong performance of last year.

Net commission income for the third quarter amounted to € 14 million, which represents a decline of € 16 million over the same quarter of 2003. Although the trading result has fluctuated somewhat during the course of the year, the overall result of € 28 million after nine months is still at a satisfactory level. Total revenues for the first three quarters of 2004 amounted to € 582 million, which corresponds to an increase of 23%.

Personnel and administrative expenditure has so far risen considerably during 2004. After nine months, costs totalled € 116 million; an increase of 42% year-on-year. DEPFA´s organic growth - characterized notably by the expansion of the product range and growth in the US business - has led to an increase in staff levels, rising to 413 over the last 12 months (+17%). Another important reason for the increase in personnel expenditure is the first-time inclusion of variable costs resulting from the 2003 staff share compensation scheme. Factors which have contributed to the growth in other administrative expenses include project expenditure relating to the planned sale of DEPFA Deutsche Pfandbriefbank AG as well as the move to new premises at some locations. At 20%, the cost/income ratio for the first nine months of 2004 was in line with DEPFA´s projections.

DEPFA has boosted net profit by an average annualised rate of appr. 50% over the past three years due in large part to its early strategic foresight in concentrating resources solely towards the requirements of public-sector clients around the world. This specialisation has led to a significant expansion in geographical coverage, as well as in the range of products offered. This will continue to form the heart of DEPFA´s strategy in the years to come. The US business has got off to a very successful start and in its first full year of operations is already making a healthy contribution to profits. DEPFA will continue to develop its investment banking activities in Central and Eastern Europe, and increasingly in the Asian markets.

WKN: 765818 / ISIN: IE 0072559994
Exchange listing: Frankfurt/Main (MDAX)
Quote symbols: DEPF.DE (REUTERS), DEP GR (Bloomberg)

DEPFA BANK plc: Key Group Figures (third quarter 2004) (1)

Revenues	Q3 2004 EUR m	Q3 2003 EUR m	Change %
Extended net interest income	110	93	18.3
Net commission income	14	30	-53.3
Income from sale of assets	73	35	108.6

Trading result	3	16	-81.3
- of which securit. and derivatives trading	-1	11	
- of which measurement of derivatives	4	5	
Total revenues	**200**	**174**	**14.9**
Personnel expenditure	-26	-18	44.4
Other administrative expenditure	-12	-8	50.0
Depreciation of property and equipment	-3	-2	50.0
Administrative expenditure	**-41**	**-28**	**46.4**
Other income and expenditure	-5	-28	-82.1
Provision for loan losses	-	-	
Group net income before taxes	**154**	**118**	**30.5**
Income taxes	-24	-23	4.3
Group net income after taxes	**130**	**95**	**36.8**
Minority interest income	-1	-2	-50.0
Group net income	**129**	**93**	**38.7**

Portfolio	**30 Sep 2004 EUR m**	**31 Dec 2003 EUR m**	**Change %**
Public sector financing	148,368	138,935	6.8
Shareholders' equity	1,758	1,378	27.6
Total assets	183,003	173,965	5.2

Key figures	**Q3 2004**	**Q3 2003**	**Change %**
Cost/income ratio	20.5%	16.1%	27.3
Earnings per share according to US-GAAP (€)	0.38	0.27	40.7
RoE after taxes	30.9%	29.6%	4.4

(1) Please refer to the Interim Report as at 30 September 2004 for financial data in accordance with US GAAP, including a separate presentation of discontinued operations.

DEPFA BANK plc: Key Group Figures (first nine months 2004) (2)

Revenues	**1 Jan – 30 Sep 2004 EUR m**	**1 Jan – 30 Sep 2003 EUR m**	**Change %**
Extended net interest income	321	268	19.8
Net commission income	55	66	-16.7
Income from sale of assets	178	87	104.6
Trading result	28	51	-45.1
- of which securities and derivatives trading	23	43	
- of which measurement of derivatives	5	8	
Total revenues	**582**	**472**	**23.3**
Personnel expenditure	-72	-49	46.9
Other administrative expenditure	-38	-29	31.0

Depreciation of property and equipment	-6	-4	50.0
Administrative expenditure	**-116**	**-82**	**41.5**
Other income and expenditure	-8	-34	-76.5
Provision for loan losses	-	-	
Group net income before taxes	**458**	**356**	**28.7**
Income taxes	-74	-79	-6.3
Group net income after taxes	**384**	**277**	**38.6**
Minority interest income	-2	-8	-75.0
Group net income	**382**	**269**	**42.0**

Portfolio	**30 Sep 2004 EUR m**	**31 Dec 2003 EUR m**	**Change %**
Public sector financing	148,368	138,935	6.8
Shareholders' equity	1,758	1,378	27.6
Total assets	183,003	173,965	5.2

Key figures	**1 Jan – 30 Sep 2004**	**1 Jan – 30 Sep 2003**	**Change %**
Cost/income ratio	19.9%	17.4%	14.4
Earnings per share according to US-GAAP (€)	1.12	0.77	45.5
RoE after taxes	32.5%	29.7%	9.4

(2) Please refer to the Interim Report as at 30 September 2004 for financial data in accordance with US GAAP, including a separate presentation of discontinued operations.

Dublin / Frankfurt, 12 November 2004

DEPFA BANK plc, the specialist public finance bank has successfully completed the securitization of part of its UK public infrastructure loan portfolio through a synthetic collateralized loan obligation (CLO) structure. This transaction was intermediated by KfW Foerderbank, the German promotional bank.

The **£391.7 million** issue (approx. EUR 560 million) comprises 24 loans made by DEPFA to finance UK Private Finance Initiative (PFI) projects across a number of sectors of public infrastructure including schools, hospitals, roads, police stations, court buildings and other public offices. This is the first time such assets have been securitized in this way, and is expected to provide an important precedent for a growing market.

Deal Structure

Essentially DEPFA is transferring the major part of the credit risk on the loans in the pool by purchasing credit protection via a Credit Default Swap from KfW, who then in turn purchases credit protection on the reference pool from a number of banks and institutional investors: the £355.7 million non-funded Super-Senior Tranche (rated AAA/Aaa by S&P and Moody's respectively) has been insured by AMBAC, a leading US monoline insurer. The tranches of the issue below Super Senior (rated AAA to BB by S&P) in aggregate amounting to £32.05 million, have been placed with investors who have purchased floating rate credit-linked notes issued by Essential Public Infrastructure Capital plc ("EPIC"), a special purpose company registered in Ireland. DEPFA will retain the 'first-loss' interest in the transaction.

The loans will remain on DEPFA's balance sheet, which will continue to be administered and managed by the company. DEPFA mandated Merrill Lynch International to arrange the transaction and was advised by lawyers A&L Goodbody (in Dublin) and Clifford Chance (in London).

Benefits for DEPFA

As a result of this transaction DEPFA has reduced the amount of regulatory capital required to support the loans, thereby materially improving the return on equity of its infrastructure financing activities. The transaction will reduce the risk-weighted assets of the Group by ca. EUR 500 million.
This transaction will therefore enable DEPFA to increase its already substantial involvement in the public infrastructure market on a competitive footing. The know-how gained from this initial transaction will also smooth the way for DEPFA to channel more infrastructure assets into the secondary markets in the future.
Additionally, institutional investors and banks now have an additional way of gaining exposure to the UK infrastructure market and it is likely that other major PFI lenders will follow DEPFA's lead in due course.

DEPFA's infrastructure finance business (including both lending and advisory services to public and private clients) is complementary to DEPFA's direct "on-budget" lending business to central and local governments generally. In addition to its involvement in the UK PFI market, DEPFA's Infrastructure Finance Unit, is active in funding essential public infrastructure projects (typically through Public Private Partnerships (PPP's) or similar structures in Europe, North America and Japan. Since its inception in September 1999, DEPFA's Infrastructure Finance Unit has funded over 80 projects in the transportation, water and waste management and public "accommodation" (i.e. schools, hospitals, public offices etc.) sectors.

Company profile:
DEPFA BANK plc is a leading provider of global financial services to the public sector clients worldwide. It is a Dublin-based public limited company, incorporated under Irish law, with a network of subsidiaries and branch offices across Europe, as well as in the US, Japan and

Hong Kong. DEPFA's products and services cover the entire range of the public sector's financing needs, from budget financing to the funding of public infrastructure products and investment banking solutions for public-sector authorities.

<u>Company Contacts:</u>

<table>
<tr><td>Infrastructure Finance Unit
Managing Director &
Head of Infrastr. Finance</td><td>Media Relations</td><td>Investor Relations</td></tr>
<tr><td>Paul Leatherdale</td><td>Henrik Hannemann</td><td>Marc Towner</td></tr>
<tr><td>Phone: +353-1-7922-371</td><td>+49-69-5006-2189</td><td>+49-69-5006-2077</td></tr>
</table>